     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 1997

                                                  REGISTRATION NUMBER 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ENERGY VENTURES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3498                         04-2515019
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)
                                                          BERNARD J. DUROC-DANNER
                                                           ENERGY VENTURES, INC.
         5 POST OAK PARK, SUITE 1760                    5 POST OAK PARK, SUITE 1760
          HOUSTON, TEXAS 77027-3415                      HOUSTON, TEXAS 77027-3415
                (713) 297-8400                                 (713) 297-8400
 (Address, including zip code, and telephone      (Name, address, including zip code, and
                    number,                                      telephone
     including area code, of registrant's        number, including area code, of agent for
         principal executive offices)                             service)

                                   Copies to:

                                 CURTIS W. HUFF
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon consummation of the Merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED         REGISTERED(1)        PER UNIT(2)            PRICE(2)       REGISTRATION FEE(3)

--------------------------------------------------------------------------------

Common Stock, $1.00 par value...      2,236,098         Not Applicable        $213,756,928           $12,857

================================================================================

(1) Represents the maximum number of shares of Common Stock issuable upon consummation of the Merger described herein.

(2) Pursuant to Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price is calculated as $213,756,928 (representing 3,339,952 shares of GulfMark International, Inc. common stock, $1.00 par value, multiplied by $64, which is the average of the high and low sale price for such stock on March 24, 1997).

(3) Pursuant to Rule 457(b) under the Securities Act of 1933, the registration fee included with this Registration Statement has been offset by $51,918, which is the fee previously paid by the Registrant with the filing of preliminary proxy materials on Schedule 14A (which contained the Joint Proxy Statement/Prospectus included herein) filed on January 22, 1997.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             ENERGY VENTURES, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                  ITEM OF FORM S-4                               LOCATION IN THE PROSPECTUS
                  ----------------                               --------------------------
 1.  Forepart of Registration Statement and Outside
     Front Cover Page of Prospectus..................  Cover of Registration Statement; Cross
                                                       Reference Sheet; Outside Front Cover Page of
                                                       Prospectus
 2.  Inside Front and Outside Back Cover Pages of
     Prospectus......................................  Inside Front Cover Page of Prospectus; Table of
                                                       Contents; Available Information; Incorporation
                                                       of Certain Documents by Reference
 3.  Risk Factors, Ratio of Earnings to Fixed Charges
     and Other Information...........................  Summary; General Information about the
                                                       Meetings; Certain Considerations; Material
                                                       Federal Income Tax Considerations; EVI Selected
                                                       Consolidated Financial Data; GulfMark Retained
                                                       Assets Selected Financial Data; Pro Forma
                                                       Condensed Consolidated Financial Statements;
                                                       Notes to Pro Forma Condensed Consolidated
                                                       Financial Statements; Description of EVI;
                                                       Description of GulfMark Retained Assets;
                                                       Comparative Rights of Stockholders of EVI and
                                                       GulfMark; Price Range of Common Stock and
                                                       Dividend Policy; Stock Ownership and Certain
                                                       Beneficial Owners
 4.  Terms of the Transaction........................  Summary; Background of the Transactions; EVI's
                                                       Reasons for the Transactions; GulfMark's
                                                       Reasons for the Transactions; Opinion of
                                                       Financial Advisors; Certain Considerations;
                                                       Pre-Merger Transactions; The Merger; Material
                                                       Federal Income Tax Considerations; Description
                                                       of EVI and New GulfMark Capital Stock;
                                                       Comparative Rights of Stockholders of EVI and
                                                       GulfMark
 5.  Pro Forma Financial Information.................  Summary; Pro Forma Condensed Consolidated
                                                       Financial Statements; Notes to Pro Forma
                                                       Condensed Consolidated Financial Statements
 6.  Material Contracts with the Company Being
     Acquired........................................  Summary; Background of the Transactions; Pre-
                                                       Merger Transactions; Interests of Certain
                                                       Persons in the Transactions
 7.  Additional Information Required for Reoffering
     by Persons and Parties Deemed to be
     Underwriters....................................  Not Applicable
 8.  Interests of Named Experts and Counsel..........  Legal Matters; Experts
 9.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities.....................................  Not Applicable
10.  Information with Respect to S-3
     Registrants.....................................  Available Information; Incorporation of Certain
                                                       Documents by Reference; Summary; Description of
                                                       EVI

                  ITEM OF FORM S-4                               LOCATION IN THE PROSPECTUS
                  ----------------                               --------------------------
11.  Incorporation of Certain Information by
     Reference.......................................  Incorporation of Certain Documents by Reference
12.  Information with Respect to S-2 or S-3
     Registrants.....................................  Not Applicable
13.  Incorporation of Certain Information by
     Reference.......................................  Not Applicable
14.  Information with Respect to Registrants Other
     Than S-3 or S-2 Registrants.....................  Not Applicable
15.  Information with Respect to S-3
     Companies.......................................  Available Information; Incorporation of Certain
                                                       Documents by Reference; Summary
16.  Information with Respect to S-2 or S-3
     Companies.......................................  Not Available
17.  Information with Respect to Companies Other Than
     S-3 or S-2 Companies............................  Not Available
18.  Information if Proxies, Consents or
     Authorizations are to be Solicited..............  Incorporation of Certain Documents by
                                                       Reference; Summary; General Information About
                                                       the Meetings; Interests of Certain Persons in
                                                       the Transactions; The Merger; Stock Ownership
                                                       and Certain Beneficial Owners; Stockholders'
                                                       Proposals
19.  Information if Proxies, Consents or
     Authorizations are not to be Solicited or in an
     Exchange Offer..................................  Not Applicable

                          [ENERGY VENTURES, INC. LOGO]

                             ENERGY VENTURES, INC.
                          5 POST OAK PARK, SUITE 1760
                              HOUSTON, TEXAS 77027
                                                                  March 31, 1997
Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Energy Ventures, Inc. ("EVI") to be held at 9:00 a.m., C.D.T., on Wednesday, April 30, 1997, at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas.

     At the Special Meeting, you will be asked to consider and vote upon a proposal (the "Merger Proposal") to approve the acquisition by EVI of GulfMark International, Inc. ("GulfMark") through a merger of GulfMark Acquisition Co., a wholly owned subsidiary of EVI ("Sub"), with and into GulfMark (the "Merger") pursuant to an Agreement and Plan of Merger dated December 5, 1996, as amended (the "Merger Agreement"), among EVI, Sub, GulfMark and GulfMark Offshore, Inc., a wholly owned subsidiary of GulfMark ("New GulfMark"). Under the Merger Agreement, EVI will issue approximately 2,235,500 shares of EVI common stock, $1.00 par value ("EVI Common Stock"), subject to adjustment under the Merger Agreement in exchange for all of the outstanding shares of GulfMark common stock, $1.00 par value.

     As a condition to the Merger and prior to the Merger, GulfMark will contribute (the "Contribution") certain assets not desired by EVI to New GulfMark and distribute (the "Distribution") all of the outstanding shares of New GulfMark common stock, $.01 par value, to the stockholders of GulfMark pursuant to an Agreement and Plan of Distribution dated December 5, 1996 (the "Distribution Agreement"), by and among GulfMark, New GulfMark and EVI. New GulfMark also will assume and indemnify EVI from various obligations and liabilities of GulfMark and its subsidiaries, including obligations and liabilities relating to the assets and business to be transferred to New GulfMark and contingent liabilities relating to the operations of GulfMark and its subsidiaries prior to the Merger. As a result, as of the effective time of the Merger, the assets of GulfMark will consist solely of approximately 2,236,100 shares of EVI Common Stock, the assets of GulfMark's erosion control division and certain miscellaneous corporate assets. GulfMark also is required to have at the effective time of the Merger a positive working capital balance of $300,000 and no liabilities other than ordinary course of business obligations and those liabilities retained by GulfMark under the Distribution Agreement.

     A summary of the basic terms and conditions of the Merger, the Contribution and the Distribution, certain financial and other information relating to EVI, GulfMark and New GulfMark and copies of the Merger Agreement and the Distribution Agreement are set forth in the enclosed Joint Proxy Statement/Prospectus. Please review and consider the enclosed materials carefully. In connection with its approval of the Merger, the Board of Directors received and took into account the opinion of Prudential Securities Incorporated, an investment banking firm retained by EVI, that the common stock exchange ratio in the Merger was fair to the stockholders of EVI from a financial point of view. A copy of the opinion of Prudential Securities Incorporated is included in the accompanying Joint Proxy Statement/Prospectus.

     The Board of Directors has approved the Merger Proposal. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. ACCORDINGLY, WE ASK THAT YOU MARK, DATE, SIGN AND RETURN YOUR PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. If you have multiple stockholder accounts and receive more than one set of these materials, please be sure to vote each proxy and return it in the respective postage-paid envelope provided.

                                            Very truly yours,

                                            /s/ BERNARD J. DUROC-DANNER

                                            Bernard J. Duroc-Danner
                                            President, Chief Executive Officer
                                            and Director

                             ENERGY VENTURES, INC.
                          5 POST OAK PARK, SUITE 1760
                              HOUSTON, TEXAS 77027

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD APRIL 30, 1997

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Energy Ventures, Inc. ("EVI") will be held at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas, on Wednesday, April 30, 1997, at 9:00 a.m., C.D.T., for the following purposes:

          1. To consider and vote upon a proposal to approve the merger of GulfMark Acquisition Co., a wholly owned subsidiary of EVI ("Sub"), with and into GulfMark International, Inc. ("GulfMark") and the conversion of each outstanding share of GulfMark common stock, $1.00 par value, into the right to receive .6695 of one share of EVI common stock, $1.00 par value, pursuant to the Agreement and Plan of Merger dated December 5, 1996, as amended, among EVI, Sub, GulfMark and GulfMark Offshore, Inc.; and

          2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The Board of Directors has fixed the close of business on March 17, 1997, as the record date for the determination of stockholders entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Only stockholders of record at the close of business on such record date are entitled to notice of and to vote at such meeting. A complete list of such stockholders will be available for examination at the Special Meeting and at EVI's offices at 5 Post Oak Park, Suite 1760, Houston, Texas, during ordinary business hours, after April 20, 1997, for the examination of any such stockholder for any purpose germane to the Special Meeting.

                                            By order of the Board of Directors,

                                            /s/ JAMES G. KILEY

                                            James G. Kiley, Corporate Secretary
March 31, 1997

                             ---------------------

                                   IMPORTANT

     YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

ENERGY VENTURES, INC.                               GULFMARK INTERNATIONAL, INC.

                             JOINT PROXY STATEMENT

           SPECIAL MEETINGS OF STOCKHOLDERS TO BE HELD APRIL 30, 1997
                             ---------------------

                             ENERGY VENTURES, INC.
                        (COMMON STOCK, $1.00 PAR VALUE)

                                   PROSPECTUS

                            GULFMARK OFFSHORE, INC.
                         (COMMON STOCK, $.01 PAR VALUE)

                                   PROSPECTUS
                             ---------------------

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Energy Ventures, Inc., a Delaware corporation ("EVI"), in connection with the solicitation of proxies by its Board of Directors for use at the Special Meeting of Stockholders of EVI (the "EVI Special Meeting") scheduled to be held on April 30, 1997, at 9:00 a.m., C.D.T., at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas, and any adjournment or postponement thereof, and to stockholders of GulfMark International, Inc., a Delaware corporation ("GulfMark"), in connection with the solicitation of proxies by its Board of Directors for use at the Special Meeting of Stockholders of GulfMark (the "GulfMark Special Meeting") scheduled to be held on April 30, 1997, at 11:00 a.m., C.D.T., at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas, and any adjournment or postponement thereof. See "General Information about the Meetings".

     At the EVI Special Meeting and the GulfMark Special Meeting, the holders of the common stock, $1.00 par value, of EVI ("EVI Common Stock") and the holders of the common stock, $1.00 par value, of GulfMark ("GulfMark Common Stock"), respectively, will be asked to consider and vote on a proposal ("Merger Proposal") to approve and adopt the Agreement and Plan of Merger dated December 5, 1996, as amended (the "Merger Agreement"), among EVI, GulfMark Acquisition Co., a wholly owned Delaware subsidiary of EVI ("Sub"), GulfMark and GulfMark Offshore, Inc., a wholly owned Delaware subsidiary of GulfMark ("New GulfMark"), pursuant to which Sub will merge with and into GulfMark (the "Merger") and the holders of the issued and outstanding shares of GulfMark Common Stock will be entitled to receive .6695 of one share of EVI Common Stock for each share of GulfMark Common Stock held by them as of the effective time of the Merger, subject to adjustment under the Merger Agreement. See "The Merger".

     At the GulfMark Special Meeting, holders of the GulfMark Common Stock also will be asked to consider and vote on a proposal ("Contribution Proposal") to approve the contribution of certain assets, principally the assets comprising the GulfMark Marine Business (as hereinafter defined), not desired by EVI in the Merger (the "Contribution") to New GulfMark, and the distribution (the "Distribution") by GulfMark of all of the outstanding shares of New GulfMark's common stock, $.01 par value ("New GulfMark Common Stock"), to the holders of the GulfMark Common Stock on the basis of two shares of New GulfMark Common Stock for each share of GulfMark Common Stock held by such stockholders. The Contribution and the Distribution will be effected pursuant to the terms of an Agreement and Plan of Distribution dated December 5, 1996 (the "Distribution Agreement"), by and among GulfMark, New GulfMark and EVI. See "Pre-Merger Transactions".
                             ---------------------

     All information in this Joint Proxy Statement/Prospectus relating to EVI and Sub (other than tax consequences, which has been supplied by GulfMark) has been supplied by EVI and all information relating to GulfMark and New GulfMark has been supplied by GulfMark and New GulfMark.
                             ---------------------

     The Contribution, the Distribution and the Merger are being effected as a means of allowing EVI to acquire GulfMark without acquiring GulfMark's offshore marine services division and certain other related assets of GulfMark ("GulfMark Marine Business") and allowing GulfMark to separate the GulfMark Marine Business from GulfMark's other assets. As a result, the assets of GulfMark as of the effective time of the Merger will consist of (i) 2,235,572 shares of EVI Common Stock held by GulfMark, (ii) the assets of GulfMark's erosion control division ("Ercon") and (iii) certain miscellaneous corporate assets ((i)-(iii) collectively, the "GulfMark Retained Assets"). See "Pre-Merger
Transactions -- Terms of the Contribution". New GulfMark will be required to assume all of the liabilities and obligations of GulfMark with respect to the transferred assets and certain historical liabilities of GulfMark and its subsidiaries. See "Pre-Merger Transactions -- Terms of the Contribution". As a condition to the Merger, GulfMark will be required to have completed the Contribution and the Distribution. As a result of the Contribution and the Distribution, as of the effective time of the Merger, the business and operations of GulfMark will have effectively been separated, with EVI acquiring the business and operations relating to the GulfMark Retained Assets and New GulfMark acquiring the business and operations of the GulfMark Marine Business.

     This Joint Proxy Statement/Prospectus, the attached Notices of the Special Meetings of EVI and GulfMark and the enclosed forms of proxy are first being mailed to stockholders of EVI and GulfMark on or about March 31, 1997.

     The obligations of EVI, Sub, GulfMark and New GulfMark to consummate the Contribution, the Distribution and the Merger and the transactions contemplated thereby are subject to the satisfaction or waiver of certain conditions. For a description of such conditions, see "Pre-Merger Transactions -- Conditions to the Distribution" and "The Merger -- Terms of the Merger -- Conditions to the Merger".

     A copy of the Merger Agreement and the Distribution Agreement are attached as Appendices A and B, respectively. It is anticipated that the Contribution, the Distribution and the Merger will be effected as soon as practicable following the Special Meetings.

     Holders of GulfMark Common Stock also will be asked to consider and vote upon two proposals (the "Plan Amendment Proposals") to amend the Amended and Restated 1993 Non-Employee Director Stock Option Plan (the "Director Plan") and the 1987 Stock Option Plan, as amended (the "Employee Plan"), to provide for appropriate anti-dilution adjustments in connection with certain corporate transactions, such as the Distribution, and with respect only to the Employee Plan, that the number of shares reserved for issuance thereunder is subject to adjustment in accordance with the anti-dilution provisions and may serve to increase the number of shares reserved for issuance thereunder without stockholder approval. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

     Each proposal, including the Plan Amendment Proposals, will be voted upon separately by the stockholders of GulfMark; however, EVI and GulfMark will not proceed with any of the transactions described in this Joint Proxy Statement/Prospectus unless both the Contribution Proposal and the Merger Proposal are approved by the holders of GulfMark Common Stock and the Merger Proposal is approved by the holders of EVI Common Stock. The Contribution Proposal, the Merger Proposal and the Plan Amendment Proposals are herein collectively referred to as the "Proposals".

     If the Contribution Proposal and the Merger Proposal are approved and the other conditions to the consummation of the Contribution, the Distribution and the Merger are satisfied or waived, the following additional actions will be taken in connection therewith:

          (i) GulfMark will elect, as the sole stockholder of New GulfMark prior to the Distribution, the directors of New GulfMark, who are expected to be the same as the current directors of GulfMark (see "Description of New GulfMark -- Directors");

          (ii) New GulfMark will assume and adopt GulfMark's Director Plan and the Employee Plan (collectively referred to herein as the "GulfMark Stock Option Plans") and all outstanding stock options granted thereunder, as well as all outstanding stock options issued pursuant to GulfMark's 1988 Non-Employee Director Option Policy (the "GulfMark Stock Option Policy") (see "GulfMark Stock Option Plans and GulfMark Stock Option Policy"); and

          (iii) New GulfMark will assume the Assumed Liabilities, as defined herein, which generally include all the debts, liabilities and other obligations of GulfMark other than liabilities arising out of the GulfMark Retained Assets after the effective date of the Merger. See "Pre-Merger Transactions".

     In addition, if all of the Proposals are approved, the exercise prices and number of shares subject to GulfMark options being assumed by New GulfMark will be adjusted to preserve the aggregate intrinsic value of each option. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

     This Joint Proxy Statement/Prospectus constitutes the prospectus of EVI pursuant to the Securities Act of 1933 (the "Securities Act") with respect to the issuance of the shares of EVI Common Stock in connection with the Merger. Application has been or will be made to list the shares of EVI Common Stock to be issued in the Merger on the New York Stock Exchange (the "NYSE").

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of New GulfMark with respect to the shares of New GulfMark Common Stock to be distributed by GulfMark to its stockholders. New GulfMark will apply for quotation of the New GulfMark Common Stock on the Nasdaq National Market System under the symbol "GMRK". Prior to the Merger, there has been no public market for the New GulfMark Common Stock.

     On March 25, 1997, the closing prices of EVI Common Stock and GulfMark Common Stock, as reported on the NYSE and the Nasdaq National Market System were $58 5/8 and $67, respectively.

AN INVESTMENT IN EVI COMMON STOCK AND NEW GULFMARK COMMON STOCK AFTER THE MERGER
                            INVOLVES CERTAIN RISKS.
SEE "CERTAIN CONSIDERATIONS" ON PAGE 34 AND "NEW GULFMARK RISK FACTORS" ON PAGE
                                      35.
                             ---------------------
 THE SHARES OF EVI COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER AND
  THE SHARES OF NEW GULFMARK COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE
    DISTRIBUTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS MARCH 31, 1997.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----
AVAILABLE INFORMATION.............................     5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...     6
SUMMARY...........................................     8
  The Companies...................................     8
  The Special Meetings............................     9
  Pre-Merger Transactions.........................    10
  The Merger......................................    10
  Material Federal Income Tax Considerations......    13
  Amendment of GulfMark Stock Option Plans........    14
  Comparative Rights of Stockholders of EVI and
    GulfMark......................................    14
  Price Range of Common Stock and Dividend
    Policy........................................    14
  Pro Forma Condensed Consolidated Financial
    Data..........................................    15
  EVI Summary Historical Financial Data...........    16
  GulfMark Summary Historical Financial Data......    17
  New GulfMark Summary Historical Financial
    Data..........................................    18
  Comparative Per Share Information...............    19
GENERAL INFORMATION ABOUT THE MEETINGS............    20
  Date, Time and Place of Special Meetings........    20
  Record Date and Outstanding Shares..............    20
  Purposes of the Special Meetings................    20
    EVI...........................................    20
    GulfMark......................................    20
  Vote Required...................................    20
    EVI...........................................    20
    GulfMark......................................    21
  Voting and Revocation of Proxies................    21
  Solicitation of Proxies.........................    21
  No Dissenters' Rights...........................    22
  Other Matters...................................    22
BACKGROUND OF THE TRANSACTIONS....................    23
  History.........................................    23
  The EVI Special Committee.......................    24
  The GulfMark Special Committee..................    25
  The Boards of Directors' Meetings...............    25
EVI'S REASONS FOR THE TRANSACTIONS................    26
GULFMARK'S REASONS FOR THE TRANSACTIONS...........    27
OPINIONS OF FINANCIAL ADVISORS....................    28
  Prudential Securities Opinion...................    28
    Comparable Company Analysis...................    29
    Adjusted Market Value to Revenues.............    30
    Adjusted Market Value to EBIDT................    30
    Adjusted Market Value to EBIDTA...............    30
    Adjusted Market Value to Earnings.............    30
    Dilution/Accretion Analysis...................    30
  Jefferies Opinion...............................    31
    Discounted Cash Flow Analysis.................    32
    Contribution Analysis.........................    32
    Comparable Transactions Analysis..............    33
CERTAIN CONSIDERATIONS............................    34
  Cautionary Statements...........................    34
  Material Federal Income Tax Consequences........    34
  Absence of Trading Market; Market Prices........    35
NEW GULFMARK RISK FACTORS.........................
  Offshore Marine Services; Market Volatility.....    35
  Reliance on Significant Customers...............    35
  Environmental and Government Regulation.........    35
  Operating Risks and Insurance...................    36
  Reliance on Foreign Operations..................    36

                                                    PAGE
                                                    ----
  Currency Fluctuations...........................    36
  Age of Fleet....................................    36
  Competition.....................................    37
  High Leverage and Debt Service..................    37
ORGANIZATION OF EVI, GULFMARK AND NEW GULFMARK
  BEFORE AND AFTER THE TRANSACTIONS...............    38
PRE-MERGER TRANSACTIONS...........................    38
  The Contribution and the Distribution...........    38
  Terms of the Contribution.......................    39
  Terms of the Distribution.......................    39
  Conditions to the Distribution..................    39
  Indemnification.................................    39
  Covenants of New GulfMark.......................    40
  Tax Allocation Agreement........................    40
  Employee Benefits...............................    41
  Federal Securities Law Consequences.............    41
  No Dissenters' Rights...........................    41
  Certain Definitions.............................    42
THE MERGER........................................    43
  Terms of the Merger.............................    43
    General Description of the Merger.............    43
    Effective Time of the Merger..................    43
    Manner and Basis of Converting Shares.........    43
    GulfMark Employee Benefits....................    44
    Conditions to the Merger......................    44
    Representations and Warranties of the Parties
      to the Merger Agreement.....................    45
    Conduct of Business of GulfMark and EVI Prior
      to Merger...................................    46
    Management Following Merger...................    47
    Termination or Amendment of Merger
      Agreement...................................    47
  Governmental and Regulatory Approvals...........    48
  Accounting Treatment............................    48
  NYSE Listing of EVI Common Stock................    48
  Federal Securities Law Consequences.............    48
  No Dissenters' Rights...........................    48
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS........    49
  Federal Income Tax Consequences of the
    Transactions..................................    49
  Backup Withholding..............................    51
INTERESTS OF CERTAIN PERSONS IN THE
  TRANSACTIONS....................................    52
  GulfMark and Lehman Ownership...................    52
  Indemnity.......................................    52
GULFMARK STOCK OPTION PLANS AND GULFMARK STOCK
  OPTION POLICY...................................    53
  Treatment of Outstanding Stock Options..........    53
  Plan Amendment Proposals........................    53
  Amended and Restated 1993 Non-Employee Director
      Stock Option Plan...........................    54
    Purpose.......................................    55
    Administration................................    55
    Eligibility and Participation.................    55
    Shares Subject to Options.....................    55
    Grant of Options..............................    56
    Exercise of Options...........................    56
    Rights of Optionees...........................    56
    Changes in Capital Structure..................    56
    Amendment of the Director Plan................    57

                                                    PAGE
                                                    ----
    Duration of the Director Plan; Registration of
      Shares......................................    58
    Termination...................................    58
    Federal Income Tax Consequences...............    59
    Benefits......................................    59
  1987 Stock Option Plan..........................    60
    Purpose.......................................    61
    Eligibility and Participation.................    61
    Administration................................    61
    Grant of Options..............................    61
    Shares Subject to Options.....................    62
    Option Terms..................................    62
    Duration of the Employee Plan; Registration of
      Shares......................................    62
    Changes in Capital Structure..................    62
    Termination or Amendment of the Employee
      Plan........................................    63
    Limitations...................................    64
    Federal Income Tax Consequences...............    64
    Benefits......................................    65
    1988 Non-Employee Director Option Policy......    65
      Eligibility and Participation...............    66
      Option Terms................................    66
      Federal Income Tax Consequences.............    66
      Benefits....................................    67
EVI SELECTED CONSOLIDATED FINANCIAL DATA..........    68
GULFMARK SELECTED CONSOLIDATED FINANCIAL DATA.....    69
NEW GULFMARK SELECTED FINANCIAL
  DATA............................................    70
GULFMARK RETAINED ASSETS SELECTED FINANCIAL
  DATA............................................    71
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS......................................    72
NOTES TO PRO FORMA CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS............................    75
DESCRIPTION OF EVI................................    76
  General.........................................    76
  Recent Developments.............................    76
DESCRIPTION OF NEW GULFMARK.......................    77
  GulfMark Marine Business........................    77
    General.......................................    77
    Risk Factors..................................    78
    Vessels.......................................    78
    Operations....................................    79
    North Sea.....................................    79
    Southeast Asia................................    79
    Brazil........................................    80
    Other Considerations..........................    80
    Customers, Charter Terms and Competition......    80
    Environmental and Government Regulation.......    81
    Operational Risks and Insurance...............    81
    Seasonality of Business.......................    81
    Employees.....................................    82
    Properties....................................    82
    Legal Proceedings.............................    82
  Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations....................................    82
    Liquidity and Capital Resources...............    82
    Results of Operations.........................    83
    Currency Fluctuations and Inflation...........    85
  Accounting Pronouncements.......................    85

                                                    PAGE
                                                    ----
  Directors.......................................    86
  Committees and Meetings of Directors............    87
  Compensation Committee Interlocks and Insider
    Participation.................................    87
  Director Compensation...........................    87
  Executive Officers and Compensation.............    88
DESCRIPTION OF GULFMARK RETAINED ASSETS...........    91
DESCRIPTION OF EVI AND NEW GULFMARK CAPITAL
  STOCK...........................................    91
  EVI.............................................    91
  New GulfMark....................................    93
COMPARATIVE RIGHTS OF STOCKHOLDERS OF EVI AND
  GULFMARK........................................    94
  Special Vote Required for Certain
    Combinations..................................    94
  Vote Required for Corporate Transactions and
    Other Matters.................................    94
  Disposition of Assets...........................    94
  Power to Amend By-laws..........................    95
  Quorum Requirements for Directors' Meetings.....    95
  Removal of Directors............................    95
  Director Elections, Qualifications and Number...    95
COMPARATIVE RIGHTS OF STOCKHOLDERS OF GULFMARK AND
  NEW GULFMARK....................................    96
  Special Vote Required for Certain
    Combinations..................................    96
  Vote Required for Corporate Transactions and
    Other Matters.................................    96
  Disposition of Assets...........................    96
  Power to Amend By-laws..........................    97
  Quorum Requirements for Directors' Meetings.....    97
  Removal of Directors............................    97
  Director Elections, Qualifications and Number...    97
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY...    98
STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS.....    99
  EVI.............................................    99
  GulfMark and New GulfMark.......................   100
  Security Ownership of Directors and Officers....   101
RELATIONSHIPS WITH INDEPENDENT PUBLIC
  ACCOUNTANTS.....................................   102
LEGAL MATTERS.....................................   102
EXPERTS...........................................   102
STOCKHOLDERS' PROPOSALS...........................   103
INDEX OF DEFINED TERMS............................   104
INDEX TO FINANCIAL STATEMENTS.....................   F-1
NEW GULFMARK CONSOLIDATED FINANCIAL STATEMENTS....   F-3
GULFMARK RETAINED ASSETS FINANCIAL STATEMENTS.....  F-18
APPENDIX A: AGREEMENT AND PLAN OF MERGER
APPENDIX B: AGREEMENT AND PLAN OF DISTRIBUTION
APPENDIX C: PRUDENTIAL SECURITIES OPINION
APPENDIX D: JEFFERIES OPINION
APPENDIX E: AMENDMENT TO DIRECTOR PLAN
APPENDIX F: AMENDMENT TO EMPLOYEE PLAN

                             AVAILABLE INFORMATION

     EVI and GulfMark are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by EVI and GulfMark with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning EVI can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the EVI Common Stock is listed. Such reports, proxy and information statements and other information concerning GulfMark and New GulfMark can also be inspected and copied at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C., on which the GulfMark Common Stock is listed and the New GulfMark Common Stock will be listed.

     Prior to the Merger, New GulfMark has not been subject to the reporting requirements of the Exchange Act. New GulfMark intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported on by independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

     EVI has filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the EVI Common Stock offered hereby ("Merger S-4"). New GulfMark has filed with the Commission a registration statement on Form S-4 ("Distribution S-4") under the Securities Act with respect to the New GulfMark Common Stock to be distributed in the Distribution. This Joint Proxy Statement/Prospectus, which constitutes a part of such registration statements, does not contain all of the information set forth in the Merger S-4 or the Distribution S-4, certain items of which are contained in exhibits to such registration statements as permitted by the rules and regulations of the Commission. For further information with respect to EVI and the EVI Common Stock offered hereby, reference is made to the Merger S-4, including the exhibits thereto; for further information with respect to the New GulfMark Common Stock offered hereby, reference is made to the Distribution S-4, including the exhibits thereto. Both the Merger S-4 and the Distribution S-4 may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Joint Proxy Statement/Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the registration statements, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. All information herein with respect to EVI and its affiliates, including Sub (other than tax consequences which have been supplied by GulfMark), has been furnished by EVI, and all information herein with respect to GulfMark and its affiliates, including New GulfMark, has been furnished by GulfMark.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY

PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS NOR ANY DISTRIBUTION OF SHARES OF EVI COMMON STOCK OR NEW GULFMARK COMMON STOCK MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EVI, GULFMARK OR NEW GULFMARK SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     UNTIL JUNE 29, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN NEW GULFMARK COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by EVI with the Commission (File No. 0-7265) are incorporated by reference into this Joint Proxy Statement/Prospectus:

     (a) EVI's Annual Report on Form 10-K for the year ended December 31, 1996;

     (b) EVI's Current Report on Form 8-K dated December 10, 1996, as amended by Amendment No. 1 to the Current Report on Form 8-K on Form 8-K/A dated January 23, 1997;

     (c) EVI's Current Report on Form 8-K dated March 17, 1997.

     (d) The description of EVI Common Stock contained in EVI's Registration Statement on Form 8-A (filed May 19, 1994) and as amended by EVI's Registration Statement on Form S-3 (Registration No. 333-12367), including any amendment or report filed for the purpose of updating such description.

     The following document filed by GulfMark with the Commission (File No. 0-457) is incorporated by reference into this Joint Proxy Statement/Prospectus:

         GulfMark's Annual Report on Form 10-K for the year ended December 31, 1996.

     All documents filed by EVI and GulfMark pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not constitute a part of this Joint Proxy Statement/Prospectus, except as so modified or superseded.

     EVI undertakes to provide without charge to each person to whom a copy of this Joint Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Joint Proxy Statement/ Prospectus incorporates. Written or oral requests for such copies should be directed to EVI at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, Attention: Secretary (Telephone number:
(713) 297-8400).

     Each of GulfMark and New GulfMark undertakes to provide without charge to each person to whom a copy of this Joint Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Joint Proxy Statement/Prospectus incorporates. Written or oral requests for such copies should be directed to GulfMark at 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414, Attention:
Secretary (Telephone number: (713) 963-9522).

                                    SUMMARY

     The following is a summary of certain information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information and financial statements contained or incorporated by reference in this Joint Proxy Statement/Prospectus and the appendices attached hereto, all of which should be reviewed carefully. As used in this Joint Proxy Statement/Prospectus, unless the context otherwise requires, the term "EVI" means Energy Ventures, Inc. and its consolidated subsidiaries and the term "GulfMark" means GulfMark International, Inc. and its consolidated subsidiaries. Certain capitalized terms used in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus. For the convenience of the reader, an index of defined terms used herein appears on page 104.

     The Contribution Proposal and the Merger Proposal are being proposed as a means of permitting EVI to acquire GulfMark, without the GulfMark Marine Business, and permitting GulfMark to separate the GulfMark Marine Business from the GulfMark Retained Assets. If the Contribution Proposal and the Merger Proposal are approved and the other conditions to the consummation of the Contribution, the Distribution and the Merger are satisfied, (i) GulfMark will contribute to New GulfMark the GulfMark Marine Business and certain other related assets, except the GulfMark Retained Assets, and New GulfMark will assume and agree to hold GulfMark harmless from all of the liabilities and obligations of GulfMark with respect to the transferred assets and certain liabilities of GulfMark and its subsidiaries, (ii) the shares of New GulfMark Common Stock will be distributed to the holders of GulfMark Common Stock and
(iii) the Merger will be consummated, pursuant to which GulfMark (then consisting of only the GulfMark Retained Assets) will become a subsidiary of EVI and each share of GulfMark Common Stock will be converted into .6695 of one share of EVI Common Stock, subject to adjustment, pursuant to the Merger Agreement. The Contribution, the Distribution, the Merger and the transactions related thereto and described herein are hereinafter referred to as the "Transactions".

THE COMPANIES

     EVI and Sub. EVI is an international manufacturer and supplier of oilfield equipment. EVI manufactures drill pipe, premium tubulars and a complete line of artificial lift and production equipment used in the production of oil and natural gas. See "Description of EVI".

     EVI has achieved significant growth in recent years through a consistent strategy of focused, synergistic acquisitions and internal development. Acquisitions have sought to take advantage of the consolidating nature of the industry and have concentrated on under-utilized fixed assets, proprietary technology and name brand product lines. Internal development has focused on product development, manufacturing enhancements and international expansion. EVI's growth strategy has resulted in it becoming the leader in many of its principal markets. EVI is currently the largest manufacturer and supplier of drill pipe in the world, the largest manufacturer of premium tubulars in North America and among the largest manufacturers of rod lift equipment in the world.

     In November 1996, in connection with EVI's desire to concentrate its efforts on the continued development of its oilfield equipment businesses, EVI disposed of its Mallard Bay Drilling division ("Mallard Division") to Parker Drilling Company, a Delaware corporation ("Parker"), for approximately $306 million cash and 3,056,600 shares of Parker's common stock. EVI intends to deploy the net proceeds of the Mallard Division disposition to finance acquisitions and the further development of its oilfield equipment business.

     EVI was incorporated in 1972 as a Massachusetts corporation and was reincorporated in Delaware in 1980. Sub is a wholly owned subsidiary of EVI that was incorporated in Delaware in November 1996 for the purpose of effecting the Merger. EVI's and Sub's corporate office is located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, and their telephone number is (713) 297-8400.

     GulfMark and New GulfMark. GulfMark currently provides and, after the Transactions are consummated, New GulfMark will provide offshore marine services to the energy industry with a fleet of 29 offshore supply vessels operating primarily in the North Sea and Southeast Asia. GulfMark's supply vessels are chartered by major integrated oil companies and large independent oil and gas operators as supply vessels to transport personnel, supplies and material and as anchor handlers to move and position drilling structures in support of the exploration and production of oil and gas in offshore waters around the world. GulfMark's vessels consist principally of supply vessels with several having anchor handling and towing capabilities. The fleet has grown from an original eleven vessels acquired in late 1990 to its present level both through opportunistic acquisitions and through strategic forward looking new construction. This significant growth has been achieved in the context of a long-term objective of profitability expanding operations, in the face of sustainable demand by providing modern, task specific equipment targeted to meet the needs of specific classes of customers likely to provide "term" employment for such vessels. See "Description of New GulfMark". GulfMark's erosion control division, Ercon, provides a variety of erosion control services and installations. See "Description of GulfMark Retained Assets".

     GulfMark was incorporated in 1953 as a Delaware corporation. New GulfMark is a wholly owned subsidiary of GulfMark that was incorporated in Delaware in December 1996 for the purposes of effecting the Transactions.

     The principal executive offices of GulfMark and New GulfMark are located at 5 Post Oak Park Suite 1170, Houston, Texas 77027-3414, and their telephone number is (713) 963-9522.

THE SPECIAL MEETINGS

     Time, Date, Place and Purpose. The EVI Special Meeting will be held at 9:00 a.m., on Wednesday, April 30, 1997, at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas, for the purpose of approving and adopting the Merger Proposal. The GulfMark Special Meeting will be held at 11:00 a.m., on Wednesday, April 30, 1997, at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas, for the purpose of approving and adopting the Contribution Proposal, the Merger Proposal and the Plan Amendment Proposals. See "General Information about the Meetings".

     Record Date and Vote Required. The Boards of Directors of EVI and GulfMark have fixed the close of business on March 17, 1997, as the record date ("Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meetings and any adjournments thereof. Only holders of record of EVI Common Stock and holders of record of GulfMark Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the EVI Special Meeting and the GulfMark Special Meeting, respectively.

     Under EVI's listing agreement with the NYSE, approval and adoption of the Merger Proposal require the affirmative vote of the holders of a majority of the shares of EVI Common Stock represented, in person or by proxy, and entitled to vote at the EVI Special Meeting.

     Under Delaware law, approval and adoption of the Merger Proposal and the Contribution Proposal require the affirmative vote of the holders of a majority of the shares of GulfMark Common Stock outstanding and entitled to vote thereon. Adoption and approval of the Plan Amendment Proposals require the affirmative vote of the holders of a majority of the shares of GulfMark Common Stock represented, in person or by proxy, and entitled to vote at the GulfMark Special Meeting. Each of the Proposals will be voted on separately by the stockholders of GulfMark; however, GulfMark and EVI will not proceed with any of the Transactions unless the Contribution Proposal and the Merger Proposal are approved by the stockholders of GulfMark and the Merger Proposal is approved by the stockholders of EVI. See "General Information about the Meetings -- Vote Required".

     At the close of business on the Record Date, there were 22,964,625 shares of EVI Common Stock outstanding and entitled to vote at the EVI Special Meeting. As of the Record Date, GulfMark and Lehman Brothers Holdings Inc. ("Lehman") held 2,235,572 and 1,120,000 shares of EVI Common Stock, respectively, representing an aggregate of approximately 14.6% of the outstanding shares of EVI Common Stock. In addition, directors and officers of EVI and their affiliates, excluding GulfMark and Lehman, held 2,007,553 shares of EVI Common Stock, representing approximately 8.7% of the outstanding shares. Such persons have indicated that they intend to vote their shares in favor of the approval of the Merger Proposal.

     At the close of business on the Record Date, there were 3,339,952 shares of GulfMark Common Stock outstanding and entitled to vote at the GulfMark Special Meeting. At the close of business on the Record Date, Lehman held 1,048,913 shares of GulfMark Common Stock and the directors and officers of GulfMark and their affiliates, other than Lehman, held 313,057 shares of GulfMark Common Stock, representing approximately 31.4% and 9.4%, respectively, of the outstanding shares. Such persons have indicated that they intend to vote their shares in favor of the approval and adoption of the Proposals.

PRE-MERGER TRANSACTIONS

     The Contribution. The Contribution includes a series of asset and stock transfers and liability assumptions between and among GulfMark and New GulfMark to be effected immediately prior to the Distribution. The purpose and effect of such transfers and assumptions is to facilitate the Merger by separating the GulfMark Marine Business from the GulfMark Retained Assets and to transfer the assets and liabilities of GulfMark Marine Business to New GulfMark immediately prior to the Distribution. As consideration for the Contribution, New GulfMark will issue to GulfMark, in exchange for all the issued and outstanding shares of stock of New GulfMark then held by GulfMark, the number of shares of New GulfMark Common Stock equal to two times the number of shares of GulfMark Common Stock outstanding as of the record date designated by or pursuant to the authorization of the Board of Directors of GulfMark for the Distribution (the "Distribution Record Date"). Accordingly, the GulfMark Retained Assets and the GulfMark Retained Liabilities (as hereinafter defined) will constitute all of the assets and liabilities of GulfMark at the effective time of the Merger. See "Pre-Merger Transactions -- Terms of the Contribution".

     The Distribution. Immediately after the Contribution and prior to the Merger, GulfMark will distribute all the issued and outstanding shares of New GulfMark Common Stock to the holders of GulfMark Common Stock as of the Distribution Record Date on the basis of two shares of New GulfMark Common Stock for each share of GulfMark Common Stock as provided in the Distribution Agreement. See "Pre-Merger Transactions -- Terms of the Distribution".

     Indemnification. Pursuant to the Distribution Agreement, New GulfMark is obligated to indemnify GulfMark for various liabilities relating to the historical operations of GulfMark and matters relating to the Transactions. Among the matters for which New GulfMark is required to indemnify GulfMark and EVI are (i) any taxes as a result of the Distribution, the Contribution or the Merger subsequently determined to be a taxable transaction for foreign, federal, state or local law purposes regardless of the theory or reason for the Transactions being subject to tax and (ii) any liability relating to any claim or damage by any stockholder of GulfMark or EVI with respect to the Merger, the Contribution, the Distribution or the transactions relating thereto. This indemnity includes claims and liabilities arising under the securities laws and claims with respect to this Joint Proxy Statement/Prospectus. See "Pre-Merger Transactions -- Indemnification".

THE MERGER

     Terms of the Merger. At the Effective Time (as hereinafter defined), EVI will acquire GulfMark through a merger of Sub with and into GulfMark. As of the Effective Time, the only assets of GulfMark will consist of the GulfMark Retained Assets and the only liabilities of GulfMark not assumed by New GulfMark will consist of the GulfMark Retained Liabilities. Each outstanding share of GulfMark Common Stock will be converted in the Merger into the right to receive
 .6695 of one share of EVI Common Stock, subject to adjustment under the Merger Agreement (the "Exchange Ratio"). After the Merger, GulfMark will be a wholly owned subsidiary of EVI. Because the Exchange Ratio in the Merger is intended to provide to the stockholders of GulfMark an aggregate number of shares approximating the number of shares of EVI Common Stock held by GulfMark, the number of shares of EVI Common Stock outstanding following the Merger is expected to be approximately the same as before the Merger. See "The
Merger -- Terms of the Merger".

  Recommendations of the Boards of Directors.

     THE EVI BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE INTERESTS OF, EVI AND THE HOLDERS OF EVI COMMON STOCK AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF EVI COMMON STOCK APPROVE THE MERGER PROPOSAL. See "Background of the Transactions" and "EVI's Reasons for the Transactions".

     THE GULFMARK BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE PROPOSALS ARE FAIR TO, AND IN THE INTERESTS OF, GULFMARK AND THE HOLDERS OF GULFMARK COMMON STOCK AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF GULFMARK COMMON STOCK APPROVE ALL OF THE PROPOSALS. See "Background of the Transactions" and "GulfMark's Reasons for the Transactions".

     Opinions of Financial Advisors. The EVI Board of Directors has received a written opinion from Prudential Securities Incorporated ("Prudential Securities") to the effect that the exchange ratio to be used in the Merger is fair to the holders of EVI Common Stock from a financial point of view. The GulfMark Board of Directors has received a written opinion from Jefferies & Company, Inc. ("Jefferies") to the effect that the consideration to be received by the holders of GulfMark Common Stock in the Merger and the Distribution is fair from a financial point of view to such holders.

     The stockholders of EVI and GulfMark are urged to read the full texts of the opinions of Prudential Securities and Jefferies, respectively, for descriptions of the procedures followed, assumptions made and matters considered by Prudential Securities and Jefferies in connection with rendering such opinions. See "Opinions of Financial Advisors -- Prudential Securities Opinion" and "-- Jefferies Opinion". The full text of the Prudential Securities and Jefferies opinions are attached to this Joint Proxy Statement/Prospectus as Appendices C and D, respectively.

     Governmental and Regulatory Approvals. Consummation of the Merger is conditioned upon the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). It is expected that EVI, GulfMark and Lehman will file notification reports under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Department of Justice") at approximately the time this Joint Proxy Statement/Prospectus is mailed. See "The Merger -- Governmental and Regulatory Approvals". EVI and GulfMark are aware of no other governmental or regulatory approvals required for the consummation of the Merger, other than compliance with applicable securities laws of the various states.

     Effective Time of the Merger. The Merger will become effective at the effective time set forth in the certified copy of the Certificate of Merger to be issued by the Secretary of State of the State of Delaware with respect to the Merger (the "Effective Time"). Assuming all conditions to the Merger contained in the Merger Agreement are satisfied or waived prior thereto, it is anticipated that the Effective Time will occur as soon as practicable following the EVI Special Meeting and the GulfMark Special Meeting. See "The Merger -- Terms of the Merger -- Effective Time of the Merger".

     Delivery of Shares. If the Merger Proposal and the Contribution Proposal are approved by the stockholders of GulfMark and the Merger Proposal is approved by the stockholders of EVI, GulfMark will effect the Distribution by delivery of certificates of New GulfMark Common Stock to American Stock Transfer & Trust Company (the "Paying Agent") for delivery to the holders of record of GulfMark Common Stock as of the Distribution Record Date, without any further action by such holders. See "Pre-Merger Transactions -- Terms of the Distribution".

     As soon as practicable after the Effective Time, American Stock Transfer & Trust Company (the "Exchange Agent") will mail a letter of transmittal and other information to each holder of record of GulfMark Common Stock immediately before the Effective Time for use in exchanging certificates formerly representing shares of GulfMark Common Stock for certificates representing shares of EVI Common Stock and cash in lieu of any fractional shares. GULFMARK COMMON STOCK CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF GULFMARK PRIOR TO THE APPROVAL OF THE MERGER PROPOSAL AND THE RECEIPT OF A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "The Merger -- Terms of the
Merger -- Manner and Basis of Converting Shares".

     Assumption of GulfMark Stock Options. New GulfMark has agreed in the Distribution Agreement that, as of the date the Distribution is effective, New GulfMark will assume the GulfMark Stock Option Plans and all outstanding stock options granted thereunder, as well as all outstanding stock options issued pursuant to the GulfMark Stock Option Policy, and, pursuant to the equitable adjustment provisions of the applicable plan or policy, each outstanding stock option previously granted pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy to an employee, officer or director of GulfMark who will, following the Distribution, become an employee, officer or director of New GulfMark, will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted in accordance with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, to reflect the Distribution so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution, and (ii) the ratio of the exercise price per option to the market value per share is not reduced. The vesting provisions and option period of the New GulfMark options will remain unchanged from the GulfMark options so replaced. See "Pre-Merger Transactions -- Employee Benefits" and "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

     Other Conditions to the Merger. In addition to the approval and adoption of the Merger Proposal by the requisite votes of EVI and GulfMark stockholders and the receipt of regulatory approvals, the respective obligations of EVI and GulfMark to effect the Merger are subject to the satisfaction or waiver, where permissible, of certain other conditions, including (i) confirmation of the tax opinions regarding the Distribution and the Merger, (ii) the receipt by each party of various legal opinions, certificates and consents, (iii) the opinions of the financial advisors shall not have been withdrawn, (iv) the Contribution and the Distribution shall have occurred, (v) GulfMark shall have delivered to EVI a pro forma balance sheet after giving effect to the Distribution reflecting net working capital (as defined in the Merger Agreement) in an amount of not less than $300,000, (vi) the accuracy as of the date of the Merger Agreement and as of the date on which the closing of the transactions contemplated by the Merger Agreement occurs (the "Closing Date") of the representations and warranties of EVI, Sub and GulfMark and compliance in all material respects with all agreements and covenants by each party to be performed on or before the Closing Date and (vii) no material adverse change having occurred with respect to GulfMark since the date of the Merger Agreement. There can be no assurance that all of the conditions set forth in the Merger Agreement will be satisfied. See "The Merger -- Terms of the Merger -- Conditions to the Merger".

     Management After the Transactions. No changes in the management of EVI are contemplated to be effected following the Merger. The management of New GulfMark after the Transactions is expected to be substantially similar to the management of GulfMark prior to the Transactions. See "The Merger -- Terms of the
Merger -- Management Following Merger", "Description of New
GulfMark -- Directors", "Description of New GulfMark -- Executive Officers and Compensation".

     Termination or Amendment of Merger Agreement. The Merger Agreement may be terminated: (i) by mutual consent of EVI and GulfMark, (ii) by either party if the stockholders of either GulfMark or EVI fail to approve the Merger Proposal or the stockholders of GulfMark fail to approve the Contribution Proposal, (iii) by either party if the Merger is not effected on or before May 31, 1997, (iv) by either party if there has been a breach by the other party of any representation or warranty or a failure by the other party to perform in any material respect any of its covenants, agreements or obligations set forth in the Merger Agreement, (v) by either party if a court of competent jurisdiction, or other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or (vi) by the affected party if in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, as advised by counsel, the Board of Directors of GulfMark or EVI determines that such termination is appropriate in complying with its fiduciary obligations. EVI and GulfMark may also terminate the Merger Agreement if the Board of Directors of the other company withdraws, modifies or changes its recommendation with respect to the Merger in a manner adverse to it or shall have resolved to do any of the foregoing. The Merger Agreement may be amended or supplemented by an instrument in writing signed on behalf of each party, provided that after the Merger Agreement has been approved and adopted by the stockholders of EVI and GulfMark, it may be amended only as may be permitted under applicable law. See "The Merger -- Terms of the Merger -- Termination or Amendment of Merger Agreement".

     Interests of Certain Persons. GulfMark currently owns 2,235,572 shares of EVI Common Stock and Lehman currently owns 1,120,000 shares of EVI Common Stock, which shares in aggregate represent approximately 14.6% of the total outstanding shares of EVI Common Stock. In addition, Lehman currently owns 1,048,913 shares of GulfMark Common Stock, representing approximately 31% of the total outstanding shares of GulfMark Common Stock. Three representatives of Lehman, David Butters, Eliot Fried and Robert Millard, are currently members of the Board of Directors of EVI, with Mr. Butters also serving as the Chairman of the Board of Directors of EVI. Messrs. Butters and Millard are also the Chairman of the Board of Directors and a director of GulfMark, respectively. Messrs. Butters and Millard also own 81,400 shares and 71,400 shares of GulfMark Common Stock, respectively, and they hold options to purchase an aggregate of 30,000 shares of GulfMark Common Stock, which options will be adjusted pursuant to the Plan Amendment Proposals. See "Interests of Certain Persons in the Transactions".

     Following the Transactions, Lehman will hold directly a total of 1,822,247 shares of EVI Common Stock or approximately 7.2% of the total outstanding shares of EVI Common Stock after the Merger. Lehman will also hold 2,097,826 shares of New GulfMark Common Stock, or approximately 31% of the outstanding shares of New GulfMark Common Stock. Representatives of Lehman are expected to continue to remain on the Board of Directors of EVI and New GulfMark following the Distribution and the Merger. Such representatives, however, will not be permitted to take any action as members of the Board of Directors of EVI in respect of any matter relating to the Transactions, including any matter relating to claims for indemnification or other disputes between EVI, GulfMark or New GulfMark. See "Interests of Certain Persons in the Transactions".

     Accounting Treatment. The Merger will be accounted for as a purchase under generally accepted accounting principles. See "The Merger -- Accounting Treatment".

     No Dissenters' Rights. Delaware law does not provide holders of EVI Common Stock or GulfMark Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger Proposal with any appraisal rights or the right to receive cash for their shares of EVI Common Stock or GulfMark Common Stock, and neither EVI nor GulfMark intends to make available any such rights to its stockholders. See "The Merger -- No Dissenters' Rights". Delaware law does not provide holders of GulfMark Common Stock who object to the Contribution Proposal and who vote against or abstain from voting in favor of the Contribution Proposal with any appraisal rights or the right to receive cash for their shares of GulfMark Common Stock and GulfMark does not intend to make available any such rights to its stockholders. See "Pre-Merger
Transactions -- No Dissenters' Rights".

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The Contribution and the Distribution are intended to qualify as transactions described in Section 355 of the Code and as a "reorganization" under Section 368(a)(1)(D) of the Code, and the Merger is intended to qualify as a "reorganization" under Section 368(a)(1)(B) of the Code. Consummation of the Contribution, the Distribution and the Merger is conditioned on the receipt of opinions of Arthur Andersen LLP with respect to the Distribution and the Merger. The Distribution opinion is required to state that (i) GulfMark, EVI and Sub will recognize no gain or loss for Federal or state income tax purposes on the Contribution or the Distribution, (ii) the holders of GulfMark Common Stock will recognize no gain or loss, and will have no amounts includible in their income, upon receipt of the Distribution, and (iii) New GulfMark will recognize no gain or loss for Federal or state income tax purposes on receipt of the Contribution in exchange for the New GulfMark Common Stock. The Merger opinion is required to state that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, (ii) no gain or loss for Federal or state income tax purposes will be recognized by EVI, Sub or GulfMark as a result of the Merger, (iii) EVI and GulfMark are parties to a reorganization within the meaning of Section 368(b) of the Code and (iv) no gain or loss will be recognized by the stockholders of GulfMark upon the receipt by them of shares of EVI Common Stock in exchange for their shares of GulfMark Common

Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of GulfMark Common Stock. The condition that the Distribution and Contribution opinions be renewed at closing may be waived by EVI and GulfMark. If the opinions are waived or if there are modifications to such opinions which conclude that the Transactions are taxable in whole or in part to the stockholders, EVI and GulfMark will provide additional disclosures to their respective stockholders and will provide them with an opportunity to change their vote on the Transactions. See "Material Federal Income Tax Considerations".

AMENDMENT OF GULFMARK STOCK OPTION PLANS

     The Plan Amendment Proposals, if adopted and approved by GulfMark stockholders, would amend each of the GulfMark Stock Option Plans to provide appropriate anti-dilution adjustments in connection with certain corporate transactions, such as the Distribution, and would amend the Employee Plan to provide that the number of shares reserved for issuance thereunder is subject to adjustment in accordance with amended anti-dilution provisions and may serve to increase the number of shares reserved for issuance thereunder without stockholder approval. Copies of the proposed amendments to the Director Plan and the Employee Plan are attached hereto as Appendices E and F, respectively. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

COMPARATIVE RIGHTS OF STOCKHOLDERS OF EVI AND GULFMARK

     The rights of holders of GulfMark Common Stock are currently governed by Delaware law, GulfMark's Certificate of Incorporation, as amended, and GulfMark's By-laws, as amended and restated. Upon consummation of the Distribution and the Merger, holders of GulfMark Common Stock will become holders of New GulfMark Common Stock and EVI Common Stock, respectively, and their rights as holders of New GulfMark Common Stock and EVI Common Stock will continue to be governed by Delaware law, but also will be governed by New GulfMark's Certificate of Incorporation and By-laws and EVI's Restated Certificate of Incorporation and EVI's By-laws, respectively. See "Description of EVI and New GulfMark Capital Stock", "Comparative Rights of Stockholders of EVI and GulfMark" and "Comparative Rights of Stockholders of GulfMark and New GulfMark".

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     EVI Common Stock is traded on the NYSE under the symbol "EVI", and GulfMark Common Stock is traded on The Nasdaq Stock Market under the symbol "GMRK". The following table sets forth the range of high and low sale prices for EVI Common Stock and GulfMark Common Stock for the periods indicated, as reported on the NYSE and The Nasdaq Stock Market, respectively.

                                                                  EVI                     GULFMARK
                                                         ---------------------      ---------------------
                                                           HIGH         LOW           HIGH         LOW
                                                           ----         ---           ----         ---
Twelve Months Ended December 31, 1995
  Quarter ended March 31, 1995.........................    $14 5/8      $11 7/8       $17          $14 3/4
  Quarter ended June 30, 1995..........................     20 5/8       13 1/4        19 1/4       15 1/2
  Quarter ended September 30, 1995.....................     24           17 3/8        24           18
  Quarter ended December 31, 1995......................     25 1/4       18 3/8        27           21
Twelve Months Ended December 31, 1996
  Quarter ended March 31, 1996.........................     28 7/8       22 1/4        30 1/4       24 3/4
  Quarter ended June 30, 1996..........................     35           25 3/4        37           29
  Quarter ended September 30, 1996.....................     40 1/2       28            46 1/2       33
  Quarter ended December 31, 1996......................     51 1/2       39            64           44
Twelve Months Ended December 31, 1997
  Quarter ended March 31, 1997 (through March 25,
     1997).............................................     63 3/4       47 3/4        67           56

     EVI has not paid any dividends on the EVI Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of EVI's business. GulfMark has not paid any dividends on the GulfMark Common Stock since 1984. Following the consummation of the Transactions, New GulfMark anticipates that, for the foreseeable future, any earnings will be retained for the development of New GulfMark's business. See "Price Range of Common Stock and Dividend Policy".

     On December 4, 1996, the last trading day prior to the announcement by EVI and GulfMark that they had reached an agreement concerning the Merger, the closing sale prices of EVI Common Stock as reported by the NYSE and of GulfMark Common Stock as reported by the Nasdaq National Market System were $48 3/4 and $54 per share, respectively.

     On March 25, 1997, the closing sale prices of EVI Common Stock as reported by the NYSE and of GulfMark Common Stock as reported by the Nasdaq National Market System were $58 5/8 and $67 per share, respectively.

     Following the Merger, EVI Common Stock will continue to be traded on the NYSE under the symbol "EVI", GulfMark Common Stock will cease to be traded and there will be no further market for such stock and New GulfMark Common Stock will be listed and begin trading on the Nasdaq National Market System under the symbol "GMRK".

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain summary pro forma condensed consolidated financial data of EVI. The unaudited Condensed Consolidated Statement of Income give effect to (i) the proposed Merger of GulfMark, (ii) EVI's acquisition of Tubular Corporation of America ("TCA") on August 5, 1996 for 500,000 shares of EVI Common Stock, $14.35 million cash and a note for $650,000, and (iii) EVI's public offering of 3.5 million shares of EVI Common Stock on July 25, 1996, as if these transactions occurred on January 1, 1996. The Unaudited Pro Forma Balance Sheet gives effect to the proposed Merger of GulfMark as if this transaction had occurred on December 31, 1996. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates reflected, or that may be achieved in the future. This information should be read in conjunction with EVI's Management's Discussion and Analysis of Financial Condition and Results of Operations, EVI's Selected Consolidated Financial Data, EVI's, TCA's and GulfMark's consolidated financial statements and GulfMark Retained Assets' financial statements and related notes thereto contained or incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
                                                                    (IN
                                                                 THOUSANDS,
                                                                 EXCEPT PER
                                                                SHARE DATA)
OPERATING DATA:
  Revenues..................................................      $513,274
  Income from continuing operations.........................        27,180
  Earnings per share from continuing operations.............          1.20
  Weighted average shares outstanding.......................        22,637

                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
BALANCE SHEET DATA:
  Total assets..............................................      $855,319
  Long-term debt............................................       126,710
  Stockholders' investment..................................       454,084

                     EVI SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth certain summary historical condensed consolidated financial data of EVI. This information should be read in conjunction with EVI's Management's Discussion and Analysis of Financial Condition and Results of Operations, the EVI Selected Consolidated Financial Data, the Pro Forma Condensed Consolidated Financial Statements and related notes thereto and the EVI Consolidated Financial Statements and related notes thereto included or incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1996       1995       1994       1993       1992
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues..................................  $478,020   $271,675   $185,285   $171,638   $139,349
  Cost of sales.............................   373,509    205,230    139,901    126,541    107,028
  Selling, general and administrative
     expenses...............................    58,224     48,480     41,746     38,339     32,377
                                              --------   --------   --------   --------   --------
  Operating income (loss)...................    46,287     17,965      3,638      6,758        (56)
  Interest expense..........................   (16,454)   (16,287)   (13,537)    (7,574)    (5,258)
  Other income, net.........................     1,713        684        412      1,482        631
  Income tax provision (benefit)............     7,041       (240)    (3,795)       589       (835)
                                              --------   --------   --------   --------   --------
  Income (Loss) from continuing
     operations.............................    24,505      2,602     (5,692)        77     (3,848)
                                              ========   ========   ========   ========   ========
  Earnings (Loss) per share from continuing
     operations.............................  $   1.20   $   0.18   $  (0.45)  $   0.01   $  (0.32)
  Weighted average shares outstanding.......    20,353     14,724     12,629     12,067     12,057

                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                1996       1995       1994       1993       1992
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Total assets..............................  $852,843   $453,125   $311,497   $251,377   $210,887
  Long-term debt............................   126,710    124,183    125,108     38,982     37,304
  Stockholders' investment..................   454,084    228,066    110,913    107,736    101,156
  Cash dividends per share..................        --         --         --         --         --

                   GULFMARK SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth certain summary historical condensed consolidated financial data of GulfMark. This information should be read in conjunction with GulfMark Management's Discussion and Analysis of Financial Condition and Results of Operations, GulfMark's Selected Consolidated Financial Data, and GulfMark's Consolidated Financial Statements and related notes thereto included or incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                 1996      1995        1994      1993      1992
                                                -------   -------     -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA(1):
  Revenues....................................  $41,743   $36,077     $34,448   $27,887   $22,955
  Direct operating expenses...................   24,796    26,568      24,338    19,221    13,640
  Selling, general and administrative
     expenses.................................    6,908     6,059       5,885     4,690     4,813
                                                -------   -------     -------   -------   -------
  Operating income............................   10,039     3,450       4,225     3,976     4,502
  Interest expense, net.......................   (3,467)   (2,613)     (2,179)   (2,047)   (2,351)
  Equity in earnings of EVI...................       --       761       1,012     1,333       155
  Gain on sale of 300,000 EVI shares..........    6,264        --          --        --        --
  Other income (expense), net.................      (86)      180         830        68       294
  Income tax expenses.........................   (4,311)   (3,680)(2)  (1,108)     (686)     (732)
  Extraordinary item attributable to EVI (net
     of tax)..................................       --        --        (706)       --        --
                                                -------   -------     -------   -------   -------
  Net income (loss)...........................  $ 8,439   $(1,902)    $ 2,074   $ 2,644   $ 1,868
                                                =======   =======     =======   =======   =======
  Earnings (loss) per share...................  $  2.53   $ (0.57)    $  0.62   $  0.80   $  0.56
  Weighted average shares outstanding.........    3,338     3,322       3,320     3,312     3,310
  Cash dividends per share....................       --        --          --        --        --

                                                                   DECEMBER 31,
                                                 -------------------------------------------------
                                                   1996       1995      1994      1993      1992
                                                 --------   --------   -------   -------   -------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Total assets.................................  $189,686   $110,935   $88,676   $90,759   $77,983
  Long term debt...............................    50,811     33,600    26,727    30,169    18,730
  Stockholders' equity before adjustment.......    63,536     55,074    56,798    54,714    52,005
     Cumulative translation adjustment(3)......    (1,520)    (4,146)   (3,773)   (4,326)   (3,699)
     Adjustment for unrealized gain on EVI
       investment(4)...........................    33,979      8,030        --        --        --
  Stockholders' equity.........................    95,995     58,958    53,025    50,388    48,306

---------------

(1) Upon consummation of the Transactions, for financial reporting purposes, New GulfMark will reflect the operations of GulfMark Retained Assets as discontinued operations.

(2) Includes a one time charge of $3,374,000 relating to additional deferred tax provision associated with GulfMark's change in its method of accounting for GulfMark's investment in EVI.

(3) Resulted primarily from translation of the Company's Sterling (U.K.) invested assets and liabilities, which are substantially long-lived, at the exchange rate in effect on the last day of the period.

(4) Resulted from the "Mark to Market" rules of SFAS 115 which first impacted the Company in June, 1995.

                 NEW GULFMARK SUMMARY HISTORICAL FINANCIAL DATA

     The following sets forth summary selected consolidated financial data of GulfMark's offshore marine services business that will be contributed to New GulfMark. The summary financial data exclude financial information pertaining to the GulfMark Retained Assets. The summary financial data is based on historical financial information of New GulfMark, presented elsewhere herein. This information should be read in conjunction with New GulfMark Management's Discussion and Analysis of Financial Condition and Results of Operations, the New GulfMark Selected Consolidated Financial Data and the New GulfMark Consolidated Financial Statements and related notes thereto included in this Joint Proxy Statement/Prospectus.

                                                              YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                    1996      1995      1994      1993      1992
                                                  --------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA(1):
  Revenues......................................  $ 34,749   $27,233   $27,692   $22,564   $18,115
  Direct operating expenses.....................    20,874    20,605    19,988    15,649    10,350
  Selling, general and administrative
     expenses...................................     4,840     3,736     3,891     3,443     3,564
                                                  --------   -------   -------   -------   -------
  Operating income..............................     9,035     2,892     3,813     3,472     4,201
  Interest expense, net.........................    (3,467)   (2,613)   (2,179)   (2,047)   (2,351)
  Other income (expense), net...................       (86)      180       830        68       285
  Income tax expenses...........................    (1,839)      (91)     (981)     (534)     (601)
                                                  --------   -------   -------   -------   -------
  Net income (loss).............................  $  3,643   $   368   $ 1,483   $   959   $ 1,534
                                                  ========   =======   =======   =======   =======
  Pro forma per share data:
     Earnings per share(2)......................  $   1.09   $  0.11   $  0.45   $  0.29   $  0.46
     Weighted average shares outstanding(2).....     3,338     3,322     3,320     3,312     3,310
     Earnings per share -- after giving effect
       to the Distribution(3)...................  $   0.55   $  0.06   $  0.22   $  0.14   $  0.23
     Weighted average shares
       outstanding -- after giving effect to the
       Distribution(3)..........................     6,676     6,644     6,640     6,624     6,620
  Cash dividends per share......................        --        --        --        --        --

                                                                    DECEMBER 31,
                                                  ------------------------------------------------
                                                    1996      1995      1994      1993      1992
                                                  --------   -------   -------   -------   -------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Total assets..................................  $116,470   $74,904   $64,309   $67,158   $56,343
  Long-term debt................................    50,811    33,600    26,727    30,169    18,730
  Stockholders' equity before adjustment........    47,613    34,713    32,379    30,780    29,673
  Cumulative translation adjustment(4)..........      (434)   (3,060)   (2,866)   (3,961)   (3,533)
  Stockholders' equity..........................    47,179    31,653    29,513    26,819    26,140

---------------

(1) Upon consummation of the Transactions, for financial reporting purposes, New GulfMark will reflect the operations of GulfMark Retained Assets as discontinued operations.

(2) Pro forma based on the historical weighted average shares of GulfMark and the net income of New GulfMark.

(3) The Distribution calls for GulfMark stockholders to receive two shares of New GulfMark for each share of GulfMark held.

(4) Resulted from translation of the Company's Sterling (U.K.) invested assets and liabilities, which are substantially long-lived, at the exchange rate in effect on the last day of the period.

                       COMPARATIVE PER SHARE INFORMATION

     The following table sets forth certain historical and pro forma earnings per share and book value per share for the EVI Common Stock and the GulfMark Common Stock. The table also reflects the equivalent per share earnings and book value with respect to one share of GulfMark Common Stock on a pro forma basis for the Merger after giving effect to various prior EVI transactions and the Transactions. The GulfMark equivalent pro forma data does not give effect to the earnings from continuing operations or book value attributable to the shares of New GulfMark Common Stock issuable to the holders of the GulfMark Common Stock in the Distribution. The information presented in the table should be read in conjunction with the unaudited Pro Forma Condensed Consolidated Financial Statements and the separate historical consolidated financial statements of EVI and GulfMark and the related notes included or incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              ------------------
EARNINGS
  EVI Historical Earnings Per Share from Continuing
     Operations.............................................        $1.20
  GulfMark Historical Earnings Per Share....................         2.53

  EVI Pro Forma Earnings Per Share from Continuing
     Operations for Transactions(1).........................         1.20
  GulfMark Equivalent Pro Forma Earnings Per Share from
     Continuing Operations, Excluding Pro Forma Earnings
     Attributable to New GulfMark Common Stock to be
     Distributed(2).........................................         0.80

                                                              DECEMBER 31, 1996
                                                              -----------------
BOOK VALUE
  EVI Historical Book Value Per Share.......................       $19.89
  GulfMark Historical Book Value Per Share..................        28.74

  EVI Pro Forma Book Value Per Share for Transactions(1)....        19.89
  GulfMark Equivalent Pro Forma Book Value Per Share,
     excluding Pro Forma Book Value Attributable to New
     GulfMark Common Stock to be Distributed(2).............        13.32

---------------

(1) Gives pro forma effect to (i) various acquisitions by EVI in 1996, (ii) EVI's 1996 public offering of 3.5 million shares of EVI Common Stock in the third quarter of 1996 and (iii) the Transactions.

(2) Represents the pro forma earnings per share and book value per share of .6695 of one share of EVI Common Stock issuable in the Merger.

                     GENERAL INFORMATION ABOUT THE MEETINGS

DATE, TIME AND PLACE OF SPECIAL MEETINGS

     The EVI Special Meeting will be held at 9:00 a.m. on Wednesday, April 30, 1997, at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas. The GulfMark Special Meeting will be held at 11:00 a.m., on Wednesday, April 30, 1997, at The Ritz-Carlton Hotel, 1919 Briar Oaks, Houston, Texas.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of EVI Common Stock and holders of record of GulfMark Common Stock at the close of business on March 17, 1997, are entitled to notice of, and to vote at, the EVI Special Meeting and the GulfMark Special Meeting, respectively.

     At the close of business on the Record Date, there were 1,013 holders of record of EVI Common Stock with 22,964,625 shares issued and outstanding and 1,497 holders of record of GulfMark Common Stock with 3,339,952 shares issued and outstanding. Each share of EVI Common Stock and GulfMark Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

PURPOSES OF THE SPECIAL MEETINGS

     EVI. At the EVI Special Meeting, the holders of EVI Common Stock will be asked to consider and vote upon the Merger Proposal and to transact such other business as may properly come before the EVI Special Meeting.

     GulfMark. At the GulfMark Special Meeting, GulfMark's stockholders will be asked to consider and vote upon the Contribution Proposal, the Merger Proposal and the Plan Amendment Proposals and to transact such other business as may properly come before the Special Meeting.

     Each Proposal will be voted upon separately by the stockholders of GulfMark; however, GulfMark and EVI will not proceed with the Contribution, Distribution or the Merger unless both the Contribution Proposal and the Merger Proposal are approved by GulfMark's stockholders and the Merger Proposal is approved by EVI's stockholders.

     If the Proposals are approved and the other conditions to the consummation of the Contribution, the Distribution and the Merger are satisfied or waived, the following additional actions will be taken in connection therewith:

          (i) GulfMark will elect, as the sole stockholder of New GulfMark prior to the Distribution, the directors of New GulfMark, who are expected to be the same as the current directors of GulfMark (see "Description of New GulfMark -- Directors");

          (ii) New GulfMark will assume and adopt the GulfMark Stock Option Plans and all outstanding stock options granted thereunder, as well as all outstanding stock options issued pursuant to the GulfMark Stock Option Policy; (see "GulfMark Stock Option Plans and GulfMark Stock Option Policy"); and

          (iii) New GulfMark will assume the Assumed Liabilities, which generally include all the debts, liabilities and other obligations of GulfMark other than liabilities arising out of the GulfMark Retained Assets after the Effective Time (see "Pre-Merger Transactions").

     In addition, if all of the Proposals are approved, the exercise prices and number of shares subject to GulfMark options being assumed by New GulfMark will be adjusted to preserve the aggregate intrinsic value of each option. See "GulfMark Stock Option Plan and GulfMark Stock Option Policy".

VOTE REQUIRED

     EVI. EVI's By-laws provide that the presence at the EVI Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of EVI Common Stock entitled to vote at the meeting will constitute a quorum for the transaction of business. Under EVI's listing agreement with the NYSE, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of EVI Common Stock present, in person or by proxy, and entitled to vote at the EVI Special Meeting.

     At the close of business on the Record Date, there were 22,964,625 shares of EVI Common Stock outstanding and entitled to vote at the EVI Special Meeting. As of the Record Date, GulfMark and Lehman held 2,235,572 and 1,120,000 shares of EVI Common Stock, respectively, representing an aggregate of approximately 14.6% of the outstanding shares. In addition, directors and officers of EVI and their affiliates, excluding GulfMark and Lehman, held 2,002,553 shares of EVI Common Stock, representing approximately 8.7% of the outstanding shares. Such persons have indicated that they intend to vote their shares in favor of the approval and adoption of the Merger Proposal.

     GulfMark. GulfMark's By-laws provide that the presence at the GulfMark Special Meeting, in person or by proxy, of the holders of a majority of the GulfMark Common Stock issued and outstanding and entitled to vote at the meeting will constitute a quorum for the transaction of business. Under Delaware law, approval of the Merger Proposal and the Contribution Proposal require the affirmative vote of the holders of a majority of the shares of GulfMark Common Stock outstanding on the Record Date, or 1,669,977 shares. Adoption and approval of the Plan Amendment Proposals will require the affirmative vote of a majority of the shares of GulfMark Common Stock represented, in person or by proxy, and entitled to vote at the GulfMark Special Meeting.

     At the close of business on the Record Date, there were 3,339,952 shares of GulfMark Common Stock outstanding and entitled to vote at the GulfMark Special Meeting. At the close of business on the Record Date, Lehman held 1,048,913 shares of GulfMark Common Stock and the directors and officers of GulfMark and their affiliates other than Lehman held 313,057 shares of GulfMark Common Stock, representing approximately 31% and 10%, respectively, of the outstanding shares. Such persons have indicated that they intend to vote their shares in favor of the approval and adoption of the Proposals.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the EVI Special Meeting and the GulfMark Special Meeting, as applicable, in accordance with the instructions contained therein. If a holder of EVI Common Stock or a holder of GulfMark Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "FOR" approval and adoption of the Merger Proposal in accordance with the recommendation of the EVI Board of Directors and the GulfMark Board of Directors, respectively, and, in the case of GulfMark, "FOR" approval and adoption of the Contribution Proposal and the Plan Amendment Proposals in accordance with the recommendation of the GulfMark Board of Directors. Checking the abstention box on the proxy card or failing to return the proxy card has the same effect as voting against the Proposals. A stockholder of EVI or stockholder of GulfMark who has executed and returned a proxy may revoke it at any time before it is voted at the respective Special Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of EVI or GulfMark, as appropriate, stating that the proxy is revoked or by attending the Special Meeting and voting in person.

     Under applicable stock exchange rules, brokers will not be permitted to submit proxies authorizing a vote on the Proposals in the absence of specific instructions from beneficial owners. An abstention will have the effect of a vote against the Merger Proposal, the Contribution Proposal and the Plan Amendment Proposals. A broker non-vote will have the effect of a vote against the Merger Proposal and the Contribution Proposal and have no effect on the Plan Amendment Proposals. Under Delaware law, both abstentions and broker non-votes contained on a returned proxy card will be considered present for purposes of determining the existence of a quorum at the EVI Special Meeting or the GulfMark Special Meeting.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers and employees of each of EVI and GulfMark may solicit proxies from their respective stockholders by personal interview, telephone, facsimile or otherwise.

EVI and GulfMark will each bear the costs of the solicitation of proxies from their respective stockholders. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who hold the voting securities of record for the forwarding of solicitation materials to the beneficial owners thereof. EVI and GulfMark will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

NO DISSENTERS' RIGHTS

     Delaware law does not require that holders of EVI Common Stock or GulfMark Common Stock who object to the Merger Proposal or the Contribution Proposal, if a GulfMark stockholder, and who vote against or abstain from voting in favor of the Merger Proposal or the Contribution Proposal, if a GulfMark stockholder, be afforded any appraisal rights or the right to receive cash for their shares of EVI Common Stock or GulfMark Common Stock, and neither EVI nor GulfMark intends to make available such rights to their stockholders.

OTHER MATTERS

     As of the date of this Joint Proxy Statement/Prospectus, the EVI Board of Directors and the GulfMark Board of Directors do not know of any business to be presented at their respective Special Meetings other than as set forth in the notices accompanying this Joint Proxy Statement/Prospectus. If any other matters should properly come before the respective Special Meetings, including a proposal to adjourn such Special Meetings, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                         BACKGROUND OF THE TRANSACTIONS

HISTORY

     EVI and GulfMark have from time to time over the years discussed the desirability of effecting a combination between the two companies in light of GulfMark's sizeable stock ownership interest in EVI and the overlapping share ownership of Lehman between the two companies. These discussions, however, never progressed to the level of an agreement either because of valuation differences as was the case in 1990 and 1991 or other business reasons in recent years. As a result, EVI and GulfMark have each embarked on differing long-term operational strategies, with EVI's focus being on the development of an international oilfield equipment and service company and GulfMark's focus being on the development of an international offshore marine services business. To date, both of these strategies have been successful, with EVI's revenues and operating income (loss) from continuing operations having increased from $139 million and ($3.8) million, respectively, for the year ended December 31, 1992, to $478 million and $24.5 million, respectively, for the year ended December 31, 1996. GulfMark has similarly experienced growth in its offshore marine services business with the revenues and operating income from continuing operations attributable to this business having increased from $13.5 million and $2.8 million, respectively, in 1991 to $41.7 million and $10.0 million, respectively, for the year ended December 31, 1996.

     GulfMark has from time to time considered various alternatives in order to raise capital for its offshore marine operations. These alternatives included a sale of the EVI Common Stock held by GulfMark, an equity offering by GulfMark and an initial public offering through a controlled subsidiary holding its offshore marine operations. Ultimately these alternatives were abandoned in favor of a complete separation of its offshore marine services business from Ercon and the EVI Common Stock holdings. The Board of Directors of GulfMark believed that the market pricing for GulfMark Common Stock was not fully reflecting the value of the EVI Common Stock held by GulfMark and any alternative would continue to reflect discount of GulfMark Common Stock. Another alternative, the sale of all of the EVI Common Stock holdings, was not seriously considered because it was not as economically attractive to GulfMark and its stockholders as the Transactions due to the taxability of such a sale. A complete separation of GulfMark's offshore marine services business was not originally considered because GulfMark had not conducted its offshore marine services business for a period of five years until November 1995. Prior to such time a separation was not considered to be possible on a tax-free basis. In early 1996, having conducted its offshore marine services business for over five years, GulfMark commenced a detailed review of the feasibility of such a separation. Following this review, the Board of Directors of GulfMark concluded that it would be desirable for its offshore marine services operations to be separate from its other operations. The separation of such businesses was considered desirable by GulfMark for various reasons, including (i) the differing nature of the businesses, (ii) GulfMark's belief that the combination of the businesses, in particular its large ownership of EVI Common Stock, has resulted in the public market having difficulties in valuing the stock of GulfMark, (iii) GulfMark's desire to focus its business and operations in its rapidly growing international offshore marine services business, (iv) GulfMark's belief that the division of the business will enhance and facilitate its ability to access capital to further develop its growth plans, (v) the illiquidity of GulfMark's shares of EVI Common Stock and the market discount on GulfMark's shares due to such illiquidity and the tax impact of a sale of the shares and
(vi) the absence by GulfMark of any United States operations other than its erosion control business.

     In light of the foregoing, in August 1996, David Butters and Robert Millard on behalf of GulfMark approached Bernard Duroc-Danner, President and Chief Executive Officer of EVI, to discuss EVI's interest in acquiring GulfMark without its offshore marine services business. Following these initial conversations, on September 10, 1996, Mr. Duroc-Danner and Mr. Butters discussed the general terms on which a transaction between EVI and GulfMark might be effected. This meeting was followed by a meeting held on September 12, 1996, among the representatives of EVI and GulfMark. The representatives of EVI consisted of Mr. Duroc-Danner, James G. Kiley, EVI's Vice President and Chief Financial Officer, and representatives of Fulbright & Jaworski L.L.P., EVI's outside counsel. GulfMark was represented by Mr. Butters, Frank R. Pierce, GulfMark's Executive Vice President and Chief Financial Officer, representatives of Griggs & Harrison, P.C., GulfMark's outside counsel, and representatives of Arthur Andersen LLP, GulfMark's outside tax advisors. At this meeting, the participants, discussed the possibility of such a transaction and the form in which such a transaction could be effected. Following this meeting, representatives of Fulbright & Jaworski L.L.P. had various conversations and discussions with representatives of Griggs & Harrison, P.C. with respect to the possible structure of a transaction if the transaction were to be effected.

     Upon the completion of the discussions in September 1996, management of EVI determined that an acquisition by EVI of GulfMark without GulfMark's offshore marine services business would be desirable to EVI if the acquisition could be effected on a tax-free basis and on appropriate financial terms. Following this expression of interest, David Butters on behalf of GulfMark proposed a transaction in which EVI would acquire GulfMark in a tax-free merger in which a number of shares of EVI Common Stock approximating the number of shares of EVI Common Stock held by GulfMark would be issued to the GulfMark stockholders. Under GulfMark's proposal, GulfMark would also distribute in a tax-free spinoff to its stockholders prior to the Merger GulfMark's offshore marine services division and all other assets of GulfMark other than its erosion control business, its shares of EVI Common Stock and $300,000 in net working capital. Under this proposal, the remaining assets of GulfMark at the time of the merger would have consisted only of the shares of EVI Common Stock held by GulfMark, its erosion control business and cash and other assets sufficient to allow GulfMark to have a $300,000 positive working capital balance. With full market value given to all of GulfMark's holdings of EVI Common Stock instead of the discounted value placed on such shares by the market due to the illiquidity of such shares and the taxes that would be required to be paid on a taxable sale by GulfMark of such shares, and the ability to effect the Transactions on a tax-free basis, GulfMark believed EVI's consideration was fair to GulfMark's stockholders.

THE EVI SPECIAL COMMITTEE

     Following the receipt of the proposal by GulfMark, Mr. Duroc-Danner advised the outside members of the Board of Directors of EVI who were unaffiliated with Lehman of GulfMark's proposal and management's interest in pursuing the transaction if the transaction could be properly structured. The GulfMark proposal was formally presented to the Board of Directors of EVI by Messrs. Duroc-Danner and Butters at a meeting of the Board of Directors held on October 17, 1996. Because of Lehman's 31% ownership interest in GulfMark and its three representatives on the Board of Directors of EVI, two of whom are also members of the Board of Directors of GulfMark, the Board of Directors of EVI appointed a special committee of the Board of Directors consisting of Sheldon Gordon, Sheldon Lubar and Robert Rayne (the "EVI Special Committee") to review the Transactions. The EVI Special Committee then engaged Prudential Securities to advise it in its review of the Transactions and to render a fairness opinion to the EVI Board of Directors as to the fairness of the consideration to be issued in the Merger.

     Following the establishment of the EVI Special Committee, representatives of EVI and the EVI Special Committee met with representatives of GulfMark to negotiate the terms and conditions of an acquisition by EVI of GulfMark excluding GulfMark's offshore marine services business. On November 6, 1996, the EVI Special Committee met with representatives of Fulbright & Jaworski L.L.P. and Prudential Securities to review the structure of the transaction. Following this meeting, the EVI Special Committee requested additional information from GulfMark and that the net working capital of GulfMark following the transaction be increased to an amount greater than $300,000. The EVI Special Committee also requested a complete indemnity from New GulfMark for prior unaccrued or unassumed liabilities of GulfMark and any tax liabilities in the event the Merger, the Contribution and the Distribution were determined to be taxable and a security interest in the stock of a subsidiary that would hold the stock of New GulfMark's operating subsidiaries. Such indemnification obligations were generally not quantifiable. However, although EVI and GulfMark have received an opinion that the Transactions would be tax-free under the Code as more fully described under "Material Federal Income Tax Considerations", the potential tax liability to GulfMark in the event the Transactions were determined to be taxable was estimated to be between $18 million and $25 million. The members of the EVI Special Committee then met with Mr. Butters on November 13, 1996, to negotiate these issues. Additional negotiations between Mr. Gordon, on behalf of the EVI Special Committee, and Mr. Butters, on behalf of GulfMark, occurred through November 25, 1996, at which time the economic terms of the transaction to be presented to the respective Boards were finalized. Negotiations between counsel for EVI and GulfMark were ongoing during this time period.

     As a result of the November 1996 meetings, GulfMark agreed to increase the net working capital of GulfMark following the transaction by excluding the value of the inventory of GulfMark's erosion control business from the $300,000 net working capital amount. GulfMark, however, would not agree to the granting by New GulfMark of a security interest to secure its indemnification obligations and, in lieu thereof, agreed that any successor to New GulfMark or its subsidiaries would be required to assume the indemnification obligations under the Distribution Agreement. GulfMark also agreed that New GulfMark's indemnification obligations would be absolute without any restrictions and that GulfMark would retain GulfMark's approximate 33% interest in American Independent Oil Company, a privately held company. The net effect of these modifications was to increase the value of the transaction to EVI in an amount between $200,000 to $500,000. The increased valuation reflected EVI's estimate of the average book value of Ercon's inventory and the estimated liquidation value of GulfMark's interest in American Independent Oil Company based on information provided to EVI by GulfMark.

THE GULFMARK SPECIAL COMMITTEE

     The GulfMark Proposal was presented by Mr. Butters to the Board of Directors of GulfMark at a meeting of the Board of Directors held on October 24, 1996. Because of Lehman's 31% ownership interest in GulfMark and its two representatives on the Board of Directors of GulfMark, which representatives are also on the Board of Directors of EVI, the Board of Directors of GulfMark appointed a special committee of the Board of Directors consisting of Norman G. Cohen, Marshall A. Crowe and Louis S. Gimbel, 3rd (the "GulfMark Special Committee") to review the proposed Transactions. The GulfMark Special Committee then engaged Jefferies to advise it in its review of the Transactions and to render a fairness opinion to the GulfMark Board of Directors as to the fairness of the consideration to be issued in the Transactions.

     After the formation of the GulfMark Special Committee, representatives of GulfMark met with representatives of EVI to negotiate the terms and conditions of an acquisition by EVI of GulfMark to be preceded by the distribution to GulfMark's stockholders of its offshore marine services business. On November 7, 1996, the GulfMark Special Committee met with its advisors to review the legal, tax and financial structure of the transaction. Following this meeting, the GulfMark Special Committee requested that EVI's request that New GulfMark's indemnity obligations be secured by GulfMark's stock in its offshore subsidiaries be eliminated. EVI agreed to remove the security condition subject to GulfMark's agreement to the increase in the required working capital obligation, the addition of a requirement that any successors to New GulfMark assume the indemnity obligations of New GulfMark and the inclusion of an absolute indemnity obligation on behalf of New GulfMark. Representatives of the EVI Special Committee continued meeting with representatives of GulfMark to negotiate certain other issues relating to working capital requirements addressed above. Following the negotiations, GulfMark agreed to exclude the value of inventory from the required net working capital to be maintained and EVI agreed that New GulfMark's indemnity obligations to EVI remain unsecured obligations of New GulfMark.

THE BOARDS OF DIRECTORS' MEETINGS

     On December 4, 1996, the EVI Special Committee met to review the final terms of the proposed Merger. At this meeting, Prudential Securities delivered to the EVI Special Committee its oral opinion that the consideration to be received by EVI in the Merger was fair to the stockholders from a financial point of view. Following that meeting, the Board of Directors of EVI, after receiving the recommendation of the EVI Special Committee, approved the Merger, with David Butters, Eliot Fried and Robert Millard, all of whom are affiliated with Lehman and GulfMark, abstaining from the vote. See "Interests of Certain Persons in the Transactions".

     On December 5, 1996, the GulfMark Special Committee met to review the final terms of the proposed Contribution, Distribution and Merger. At this meeting, Jefferies delivered to the GulfMark Special Committee its oral opinion that the consideration to be received by the stockholders of GulfMark in the Merger and the Distribution was fair from a financial point of view. Following that meeting, the Board of Directors of GulfMark, after receiving the recommendation of the GulfMark Special Committee, approved the Contribution, the Distribution and the Merger, with David Butters and Robert Millard, both of whom are affiliated with Lehman, GulfMark and EVI, abstaining from the vote. See "Interests of Certain Persons in the Transactions".

                       EVI'S REASONS FOR THE TRANSACTIONS

     The Board of Directors of EVI, with Messrs. Butters, Fried and Millard abstaining, has approved the Merger Proposal and recommends that the stockholders of EVI approve the Merger Proposal. The EVI Board of Directors believes that the Merger is in the interest of EVI and its stockholders for the following reasons. First, the Merger is expected to enhance the liquidity of the EVI Common Stock by placing the EVI Common Stock currently held by GulfMark directly in the hands of the GulfMark stockholders. Second, the Merger is expected to reduce the market overhang created by GulfMark's current ownership of EVI Common Stock. Third, the Merger will permit EVI to acquire GulfMark's erosion control business on terms that are financially attractive to EVI. No other tax-free transaction would allow EVI to accomplish the foregoing objectives.

     With respect to the acquisition of GulfMark's erosion control business, the EVI Special Committee and the EVI Board of Directors noted that while no appraisal had been made on that business, GulfMark had valued the business at between $8 million and $10 million and a comparable company analysis conducted by Prudential Securities reflected a valuation of the business at between $3.6 million and $11.5 million, with an average mean and median value of $7.5 million. See "Opinions of Financial Advisors -- Prudential Securities Opinion". Finally, the EVI Special Committee and the Board of Directors of EVI noted that under the terms of the Merger the number of shares of EVI Common Stock to be issued to the GulfMark stockholders would approximate the number of shares of EVI Common Stock held by GulfMark. As a result, from the perspective of EVI, the benefits to be realized by EVI from the Merger could be expected to be obtained without any significant actual cost to EVI.

     With respect to the improved liquidity and elimination of the GulfMark overhang, the EVI Special Committee and EVI Board of Directors noted that the broader issuance of the shares of EVI Common Stock held by GulfMark could be expected to improve the trading float of the EVI Common Stock, which in turn could be expected to benefit EVI in effecting future financings and acquisitions.

     The EVI Special Committee and the EVI Board of Directors also considered a number of other factors in approving the Merger. Principal among these additional factors was the fact that under the terms of the Merger Agreement and the Distribution Agreement, New GulfMark is required to indemnify EVI and GulfMark for all liabilities relating to GulfMark's prior offshore marine services business and all historical contingent liabilities relating to the other businesses of GulfMark and its subsidiaries. The EVI Board of Directors also placed considerable weight on the opinion of Arthur Andersen LLP to the effect that the Transactions would all be tax-free to EVI and GulfMark and on the fact that, under the terms of the Distribution Agreement, New GulfMark will be fully responsible for and indemnify GulfMark and EVI against any and all tax liabilities that may arise in connection with the Transactions. Finally, the EVI Special Committee and the EVI Board of Directors considered the opinion of Prudential Securities that the consideration to be paid by EVI in the Merger was fair to EVI from a financial point of view.

     Although no specific weight was given to any one of the above described reasons or factors by the EVI Board in approving the Merger, the ability of EVI to realize the potential benefits of the Merger without any significant cost to EVI other than transactional cost and with a complete indemnity from New GulfMark for prior liabilities of GulfMark and its subsidiaries was considered to be the most important factor by both the EVI Special Committee and the EVI Board of Directors. The foregoing factors were all the material factors considered by EVI's Board of Directors.

                    GULFMARK'S REASONS FOR THE TRANSACTIONS

     The Board of Directors of GulfMark, with Messrs. Butters and Millard abstaining, has approved the Contribution, the Distribution and the Merger, as well as the Plan Amendments and recommends that the stockholders of GulfMark approve the Proposals. The GulfMark Board of Directors believes that the Contribution, the Distribution and the Merger are in the interest of GulfMark and its stockholders for the following reasons. First, it is GulfMark's belief that the separation of GulfMark's businesses through the Distribution will enhance and facilitate its ability to access capital to further develop its growth plans. GulfMark believes that the GulfMark Marine Business as a "stand-alone" entity should be more favorably received by the investment community and would be expected to have a greater ability to access the capital markets than as a controlled subsidiary of GulfMark holding EVI Common Stock. Second, GulfMark believes that its shares of EVI Common Stock have been discounted in the price of GulfMark Common Stock due to their illiquidity and the tax impact of any sale of such shares; however, through the tax-free Merger, the EVI Common Stock currently held by GulfMark will be placed directly in the hands of the GulfMark stockholders which, when combined with the tax-free distribution of New GulfMark Common Stock accomplished through the Distribution, will result in the stockholders of GulfMark obtaining the highest value reasonably obtainable for the collective GulfMark businesses. Third, after the Contribution and Distribution, New GulfMark will be able to focus on the rapidly growing international offshore marine services sector, a vastly different business and strategic focus from the domestic erosion control business to be acquired by EVI in the Merger.

     The Special Committee and the GulfMark Board of Directors balanced the value of Ercon against the inherent risks associated with the erosion control business, the significant management support required to operate Ercon, the desirability of conducting solely the GulfMark Marine Business, the undiscounted value offered by EVI for the EVI Common Stock held by GulfMark and the tax-free aspects of the Transactions. The Special Committee and the GulfMark Board of Directors then determined that the combined value of the foregoing factors to GulfMark taken as a whole out-weighed the value of Ercon to GulfMark and justified the consideration received from EVI. The GulfMark Special Committee and GulfMark Board of Directors also considered a number of other factors in approving the Contribution, the Distribution and the Merger. The GulfMark Board of Directors also placed considerable weight on the opinion of Arthur Andersen LLP to the effect that the Contribution, the Distribution and the Merger would be tax-free to EVI, GulfMark and New GulfMark. Finally, the GulfMark Special Committee and the GulfMark Board of Directors considered the opinion of Jefferies that the consideration to be paid to GulfMark's stockholders in the Distribution and the consideration to be paid to GulfMark's stockholders by EVI in the Merger was fair to GulfMark's stockholders from a financial point of view.

     Although no specific weight was given to any one of the above described reasons or factors by the GulfMark Board in approving the Contribution, the Distribution and the Merger, the ability of GulfMark to enhance and facilitate its ability to access capital to further develop its growth plans was considered to be the most important factor by both the GulfMark Special Committee and the GulfMark Board of Directors. New GulfMark intends to undertake an offering of New GulfMark Common Stock within one year. It is anticipated that such an offering would seek to raise at least $20 million in net proceeds through the issuance of up to 950,000 shares of New GulfMark Common Stock. The net proceeds of such an offering would be used to expand New GulfMark's offshore marine fleet, to retire indebtedness, and for general corporate purposes. Although there can be no assurance that such an offering will be successful or as to the timing of such an offering, New GulfMark intends to pursue such an offering unless New GulfMark's Board of Directors determines that based on unforeseen circumstances such an offering would not yield to New GulfMark at least $20 million from the issuance of approximately 950,000 shares of New GulfMark Common Stock. The foregoing discussion enumerates all of the material factors considered by GulfMark's Board of Directors in connection with its approval of the Transactions.

     The GulfMark Board of Directors has also approved the Plan Amendment Proposals to continue to provide incentives to the GulfMark directors and management who will be continuing in New GulfMark by giving such directors and management a proprietary interest in the success of New GulfMark. The Plan Amendments when combined with the Plan Assumptions will keep directors and management in the same economic position with respect to their stock options as they were in prior to the Distribution and Merger.

                         OPINIONS OF FINANCIAL ADVISORS

PRUDENTIAL SECURITIES OPINION

     In its role as financial advisor to EVI, Prudential Securities was requested by the EVI Board of Directors to render an opinion as to the fairness of the Exchange Ratio, from a financial point of view, to EVI's stockholders in connection with the acquisition of GulfMark pursuant to the Merger Agreement. No limitations were imposed upon Prudential Securities by the Special Committee or the EVI Board of Directors with respect to the review undertaken or the procedures followed in rendering its opinion. Prudential Securities delivered its oral opinion to the EVI Board on December 4, 1996, which opinion was confirmed in a written opinion dated March 21, 1997 (the "Prudential Securities Opinion"), to the effect that as of that date, based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio was fair, from a financial point of view, to the EVI stockholders.

     THE FULL TEXT OF THE PRUDENTIAL SECURITIES OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN, IS SET FORTH AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. THE PRUDENTIAL SECURITIES OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO AND DOES NOT ADDRESS ANY OTHER TERMS OF THE MERGER OR THE EVI BOARD'S UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THE PRUDENTIAL SECURITIES OPINION WAS DELIVERED FOR THE INFORMATION OF EVI'S BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF EVI AS TO HOW SUCH STOCKHOLDER SHOULD VOTE SUCH STOCKHOLDER'S SHARES AT THE EVI SPECIAL MEETING. THE SUMMARY OF THE PRUDENTIAL SECURITIES OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE PRUDENTIAL SECURITIES OPINION ATTACHED AS APPENDIX C.

     In conducting its analysis and arriving at the opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances, including among others, the following: (i) the terms and conditions of the Merger Agreement and the Distribution Agreement and the financial terms of the transaction as set forth therein; (ii) historical business and financial information relating to EVI and GulfMark, including certain public filings of each of EVI and GulfMark; (iii) certain internal historical and projected financial data provided by GulfMark relating to the businesses of GulfMark and Ercon; (iv) publicly available financial, operating and stock market data for companies engaged in businesses Prudential Securities deemed comparable to Ercon or otherwise relevant to the inquiry; (v) the pro forma combined financial impact of the Merger on EVI; (vi) the opinion of Arthur Andersen LLP relating to the tax-free nature of the Distribution and the Merger; and (vii) such other factors as Prudential Securities deemed relevant to its opinion. Prudential Securities also met with senior officers of EVI and GulfMark and conducted discussions concerning the prospects for their respective businesses and such other matters as Prudential Securities believed relevant.

     The foregoing factors represent all of the material factors considered by Prudential Securities. The Prudential Securities Opinion was necessarily based upon information available to it and on economic, financial, market and other conditions as they existed and could be evaluated on the date of the opinion. Although subsequent developments may affect its opinion, Prudential Securities does not have any obligation to update, revise or reaffirm the Prudential Securities Opinion. In connection with its review and analysis Prudential Securities relied, without independent verification, upon the accuracy and completeness of all financial data and other information that was provided by EVI and GulfMark, or that was publicly available. With respect to financial forecasts furnished by GulfMark, Prudential Securities assumed that the projections reflect the best currently available estimates and judgments of GulfMark's and Ercon's management as to the expected future financial performance of GulfMark and Ercon. Prudential Securities did not undertake any independent analysis to verify the reasonableness of the assumptions underlying these projections. Prudential Securities neither made nor obtained any independent appraisals of the assets or liabilities of GulfMark or Ercon. Prudential Securities did not express any opinion with respect to legal or tax matters relating to the Merger, the Contribution or the Distribution. In preparing its opinion, Prudential Securities assumed that the Transactions would not subject EVI, Sub, GulfMark or New GulfMark to any federal income taxes, Texas franchise taxes or Louisiana income and franchise taxes based on the opinion of Arthur Andersen LLP described in this Joint Proxy Statement/Prospectus. Prudential Securities also assumed that such taxes are the only relevant taxes for purposes of its opinion. See "Material Federal Income Tax Considerations". Such opinion should be carefully reviewed. Prudential Securities also noted that under the Distribution Agreement, New GulfMark will be obligated to indemnify EVI and GulfMark for various liabilities, including any tax liabilities in the event the Transactions were to result in any tax to EVI, Sub or GulfMark.

     In formulating its opinion, Prudential Securities performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Accordingly, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of EVI, GulfMark and Ercon. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a brief summary of the material financial analyses performed by Prudential Securities in connection with the rendering of its opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of EVI.

     The terms of the Merger Agreement provide that EVI will issue to the stockholders of GulfMark a number of shares of EVI Common Stock approximating the number of shares of EVI Common Stock currently held by GulfMark. Prudential Securities did not engage in a valuation of the shares of EVI Common Stock to be issued in the Merger or to be received by EVI through its acquisition of GulfMark in the Merger in that such shares were viewed by Prudential Securities to essentially have an equivalent value. Prudential Securities, therefore, focused its analysis of fairness on (i) an analysis of the estimated value of Ercon and (ii) the earnings per share impact of the transaction to EVI. Prudential Securities' analysis as to the value of Ercon was primarily utilized as a means of providing the Board of Directors of EVI with a range of potential values of Ercon that could be used by the Board of Directors of EVI to assess the desirability of an acquisition of Ercon against the cost of Ercon to EVI in the form of transaction costs and contingent liability risks. The earnings per share analysis was made to ascertain whether the acquisition of GulfMark would be accretive or dilutive to the earnings of EVI.

  Comparable Company Analysis.

     Prudential Securities conducted a comparable company analysis to establish implied ranges of value for Ercon. Although Ercon is not a stand-alone public entity, Prudential Securities selected publicly traded companies whose lines of business and operations made them, in Prudential Securities' judgment, as nearly comparable to Ercon as practicable. An analysis of comparable companies is not purely mathematical; rather it involves complex considerations and judgments concerning similarities and differences in financial, operational and other characteristics of potentially comparable companies. For purposes of this analysis, Prudential Securities treated the following companies as comparable to
Ercon: Cerbco, Inc., Insituform East, Inc., Insituform Technologies, Inc. and Utilx Corporation (collectively the "Ercon Comparables"). This analysis was believed by Prudential Securities to be a reasonable method of valuation in light of the absence of market data regarding similar private companies. The public company analysis also reflects market valuations of similar businesses based on recognized financial ratios.

     Using publicly available financial data, Prudential Securities determined the relationship for the Ercon Comparables between their adjusted market value ("AMV") (defined as market value of common equity plus total debt and redeemable preferred stock) and their latest twelve months ("LTM") revenues, LTM earnings before interest and taxes ("EBIT") and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and the relationship between their stock price per share and their LTM earnings per share ("EPS").

     Adjusted Market Value to Revenues. The Ercon Comparables were found to have high, low, mean and median AMV to LTM revenues ratios of 0.9x, 0.5x, 0.6x and 0.5x, respectively. Applying such multiples to 1996 revenues for Ercon, this analysis resulted in an implied high, low, mean and median equity valuation for Ercon of $6.1 million, $3.6 million, $4.4 million and $3.6 million, respectively.

     Adjusted Market Value to EBIT. The high, low, mean and median AMV to LTM EBIT ratios for the Ercon Comparables were 14.1x, 9.9x, 12.0x and 12.0x, respectively. Applying such multiples to 1996 EBIT for Ercon, this analysis resulted in an implied high and low equity valuation of $16.6 million and $11.7 million with a mean and median of $14.1 million and $14.1 million, respectively.

     Adjusted Market Value to EBITDA. The high, low, mean and median AMV to LTM EBITDA ratios for the Ercon Comparables were 7.1x, 5.0x, 6.0x and 5.9x, respectively. Utilizing these ratios and Ercon's 1996 EBITDA resulted in an implied equity valuation ranging from $6.5 million to $9.1 million with mean and median implied equity valuations of $7.7 million and $7.6 million, respectively.

     Adjusted Market Value to Earnings. The Ercon Comparables were found to have a share price to LTM EPS ratio of 7.6x. Applying this multiple to Ercon's 1996 net income resulted in an implied equity valuation of $5.8 million.

     Utilizing the means of each high, low, mean and median implied valuations resulted in average high, low, mean, and median implied Ercon equity valuations of $9.4 million, $6.9 million, $8.0 million, and $7.8 million, respectively.

     Dilution/Accretion Analysis.

     Prudential Securities also analyzed the pro forma effect of the Merger on EVI's historical and projected EPS. An analysis of the historical results of EVI and Ercon indicated that the Merger results in an increase in EVI's pro forma combined 1996 EPS. An analysis of the anticipated future results of EVI and Ercon based on publicly available estimates of EVI's 1997 EPS and estimates provided by GulfMark of Ercon's 1997 estimated pre-tax income indicated that the Merger also results in an increase in EVI's pro forma combined estimated 1997 EPS.

     The EVI Special Committee selected Prudential Securities as financial advisor to EVI because it is an internationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions and is familiar with EVI and the oil field service industry. Pursuant to the terms of an engagement letter dated October 30, 1996, between EVI and Prudential Securities, Prudential Securities received a retainer fee of $50,000 and is due an additional fee of $100,000 for delivery of the Prudential Securities Opinion. Pursuant to the engagement letter, upon the closing date, Prudential Securities will receive additional cash compensation of $100,000. In addition, EVI has agreed to reimburse Prudential Securities for all out-of-pocket and incidental expenses, including all reasonable fees and disbursements of Prudential Securities' legal counsel, incurred in connection with the services provided by Prudential Securities and to indemnify and hold Prudential Securities and certain related parties harmless to the full extent lawful from and against certain liabilities, including certain liabilities under the federal securities laws or otherwise relating to or arising out of its engagement. The terms of the fee arrangement with Prudential Securities, which Prudential Securities and EVI believe are customary in transactions of this nature, were negotiated at arm's length between EVI and Prudential Securities, and the EVI Special Committee and the EVI Board of Directors were aware of such arrangement, including the fact that a portion of Prudential Securities' fee is contingent upon the consummation of the Merger.

     In the past, Prudential Securities has provided financing services for EVI and received customary compensation for such services. In addition, Prudential Securities makes a market in EVI Common Stock and, in the ordinary course of business, may actively trade the securities of EVI and GulfMark for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Prudential Securities also provides equity research coverage for EVI.

JEFFERIES OPINION

     In its role as financial advisor to GulfMark, Jefferies was requested by the GulfMark Board of Directors to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of GulfMark Common Stock in connection with the Transactions. No limitations were imposed upon Jefferies by the GulfMark Board of Directors or the GulfMark Special Committee with respect to the review undertaken or the procedures followed in rendering its opinion. Jefferies was engaged solely to render a fairness opinion and was not engaged to seek an alternative transaction to the Transactions. Jefferies delivered its oral opinion to the GulfMark Board of Directors on December 5, 1996, which opinion was confirmed in a written opinion dated March 20, 1997 (the "Jefferies Opinion"), to the effect that as of that date, based on the assumptions and qualifications contained therein, the Transactions were fair, from a financial point of view, to the GulfMark stockholders.

     THE FULL TEXT OF THE JEFFERIES OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN, IS SET FORTH AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. THE JEFFERIES OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE TRANSACTIONS AND DOES NOT ADDRESS ANY OTHER TERMS OF THE CONTRIBUTION, THE DISTRIBUTION OR THE MERGER OR THE GULFMARK BOARD OF DIRECTOR'S UNDERLYING BUSINESS DECISION TO EFFECT THE TRANSACTIONS. THE JEFFERIES OPINION WAS DELIVERED FOR THE INFORMATION OF GULFMARK'S BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF GULFMARK AS TO HOW SUCH STOCKHOLDER SHOULD VOTE SUCH STOCKHOLDER'S SHARES AT THE GULFMARK SPECIAL MEETING. THE SUMMARY OF THE JEFFERIES OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE JEFFERIES OPINION ATTACHED AS APPENDIX D.

     In conducting its analysis and arriving at the opinion, Jefferies reviewed such information and considered such financial data and other factors as Jefferies deemed relevant under the circumstances, including among others, the following: (i) the terms and conditions of a draft of the Merger Agreement and the Distribution Agreement and the financial terms of the transaction as set forth therein; (ii) historical and current financial condition and results of operations of GulfMark and EVI, including certain public filings of each of GulfMark and EVI; (iii) certain non-public financial and non-financial information prepared by GulfMark; (iv) published information regarding the financial performance and operating characteristics of a selected group of companies engaged in businesses Jefferies deemed comparable to GulfMark and Ercon or otherwise relevant to the inquiry; (v) business prospects of GulfMark with its current asset base and after giving effect to the impact of the Transactions; (vi) the historical and current market price for GulfMark Common Stock; (vii) publicly available information, including research reports on companies Jefferies considered relevant to its inquiry; (viii) recent transactions in the oil service industry; (ix) the value of certain intangible benefits that may accrue to GulfMark as a result of the Transactions; (x) drafts of opinions of Arthur Andersen LLP dated December 2, 1996 relating to the tax-free nature of the Distribution and the Merger; and (xi) such other factors as Jefferies deemed relevant to its opinion. Jefferies also met with senior officers of GulfMark and conducted discussions concerning the prospects for their respective businesses and such other matters as Jefferies believed relevant.

     The foregoing factors represent the material factors considered by Jefferies. The Jefferies Opinion was necessarily based upon information available to it and on economic, financial, market and other conditions as they existed and could be evaluated on the date of the opinion. Existing conditions are subject to rapid and unpredictable changes and any such changes could impact the Jefferies Opinion. Although subsequent developments may affect its opinion, Jefferies does not have any obligation to update, revise or reaffirm the Jefferies Opinion. In connection with its review and analysis Jefferies relied, without independent verification, upon the accuracy and completeness of all financial data and other information that was provided by GulfMark and EVI, or that was publicly available. With respect to financial forecasts furnished by GulfMark, Jefferies assumed that the projections reflect the best currently available estimates and judgments of GulfMark's management as to the expected future financial performance of GulfMark. Jefferies did not undertake any independent analysis to verify the reasonableness of the assumptions underlying these projections. Jefferies neither made nor obtained any independent appraisals of the assets or liabilities of GulfMark. Jefferies did not express any opinion with respect to legal or tax matters relating to the

Transactions. In preparing its opinion, Jefferies relied upon the opinion of Arthur Andersen LLP described in this Joint Proxy Statement/Prospectus that the Transactions would not subject GulfMark, New GulfMark, Sub or EVI to any federal or state income taxes.

     In formulating its opinion, Jefferies performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Accordingly, such an opinion is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the opinion. Jefferies made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GulfMark and EVI. Any estimates contained in Jefferies' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a brief summary of the material financial analyses performed by Jefferies in connection with the rendering of its opinion as to the fairness of the Transactions, from a financial point of view, to the stockholders of GulfMark.

     The terms of the Distribution Agreement provide that GulfMark will contribute all of the assets of GulfMark used in connection with the GulfMark Marine Business, as well as certain other corporate assets of GulfMark, to New GulfMark (excluding the GulfMark Retained Assets) in exchange for all of the issued and outstanding common stock of New GulfMark and that GulfMark will distribute to its stockholders all of such shares. The terms of the Merger Agreement provide that each outstanding share of GulfMark Common Stock will be converted in the Merger into the right to receive .6695 of one share of EVI Common Stock. Accordingly, Jefferies focused its analysis on the estimated equity values of GulfMark, New GulfMark and Ercon in relation to the current GulfMark stock price per share. Jefferies used three valuation methodologies to estimate the value New GulfMark stockholders will receive as a result of the Transactions.

     Discounted Cash Flow Analysis. Jefferies conducted a discounted cash flow analysis of New GulfMark for the fiscal years ended 1997 through 2001 to estimate the present value of the stand-alone unlevered free cash flows that New GulfMark is expected to generate if New GulfMark performs in accordance with scenarios based upon certain financial forecasts. The discounted cash flow analysis for New GulfMark was based upon certain discussions with management of GulfMark, as well as upon certain financial forecasts prepared by management of GulfMark. Free cash flows of New GulfMark were calculated as EBITDA minus working capital minus maintenance capital expenditure minus cash tax expense. Jefferies calculated terminal values for New GulfMark by applying a terminal free cash flow multiple of 15.6x based on multiples for recent Oil Service Business Comparable Transactions (as defined below) to the free cash flow in fiscal 2001 representing estimated long-term free cash flow multiples. The unlevered free cash flow streams and terminal values were then discounted to the present. Jefferies calculated a discount rate of 17% for New GulfMark based on the weighted average cost of capital method; however, in order to be more conservative, Jefferies used a discount rate of 20%. Using the financial information and forecasts provided by management of GulfMark, Jefferies derived an implied equity value for New GulfMark of $131.4 million and a per share value of $39.33.

     Contribution Analysis. Jefferies also conducted a contribution analysis to generate an implied equity value for New GulfMark. Jefferies used a GulfMark market capitalization of $180.4 million and a total enterprise value of $219.9 million based on a GulfMark price per share of $54.00 at the time. In conjunction therewith Jefferies analyzed the EBITDA, earnings and cash flow of EVI compared to GulfMark. Assuming that New GulfMark traded at the same multiples as EVI, Jefferies estimated New GulfMark's implied equity value to be $115.6 million or $34.61 per share.

     Comparable Transactions Analysis. Using publicly available information, Jefferies performed an analysis of selected recent transactions (collectively, the "Oil Service Business Comparable Transactions") involving certain drilling and offshore service companies. Jefferies compared certain financial and market statistics, including multiples of target free cash flow and EBITDA for the Oil Service Business Comparable Transactions. The Oil Service Business Comparable Transactions comparison included the following transactions (acquiree/acquiror):
Chiles Offshore Corporation/Noble Drilling Corporation, Sundowner Offshore Services, Inc./Nabors Industries, Inc., Wilrig AS/Transocean ASA, Sonat Offshore Drilling, Inc./Falcon Drilling Company, Inc., Enterra Corporation/Weatherford International, Inc., Drexel Oilfield Services/ Tuboscope Vetco International Corporation, Wedco Technology, Inc./ICO, Inc., Arethusa (Off-Shore) Limited/Diamond Offshore Drilling, Inc., EnServ/Precision Drilling, Veritas Energy Services Inc./Digicon, Inc., Dual Drilling Company/ENSCO International, Inc., Neddrill Holding B.V./Noble Drilling Corporation, Campbell Wells Ltd./Newpark Resources, Inc., Hornbeck Offshore Services, Inc./Tidewater, Inc., Transocean ASA/Sonat Offshore Drilling, Inc., Landmark Graphics Corp./Halliburton Company, Bettis Corporation/Daniel Industries, Inc. and Mallard Bay Drilling, Inc./Parker Drilling Company.

     Jefferies considered three factors in its analysis of comparable transactions: enterprise acquisition value, target EBITDA, and the EBITDA multiple. Using the financial information and forecasts provided by management of GulfMark, Jefferies applied these factors to New GulfMark, which resulted in a New GulfMark enterprise value. Jefferies derived an average implied enterprise value for New GulfMark of $153.2 million which, after subtracting debt and adding cash, equaled an estimated equity value of New GulfMark of $113.6 million. Based on 3.34 million shares of GulfMark Common Stock outstanding, the comparable transactions analysis indicated an implied equity value of New GulfMark of $34.02 per share. This analysis also yielded an average free cash flow multiple of 15.6x which Jefferies used in its discounted cash flow analysis as the terminal value multiple.

     In a summary valuation analysis, Jefferies considered the results of the discounted cash flow analysis, contribution analysis and comparable transactions analysis and determined that the average total estimated equity value to holders of GulfMark Common Stock of New GulfMark Common Stock together with the value of
 .6695 of one share of EVI Common Stock (based on EVI's market value per share of $45.63 on November 14, 1996) and the estimated equity value of Ercon will be $68.68 per share. Jefferies estimated an equity value of Ercon of $2.13 per share of GulfMark Common Stock based on earnings, cash flow and EBITDA multiples for oil service companies with market capitalizations of less than $100 million and applied a 25% discount from these multiples due to the illiquid nature of an investment in Ercon. Based on the November 14, 1996 market price of GulfMark Common Stock of $54.00 per share, GulfMark's Common Stock traded at approximately 78.7% of the estimated equity value of New GulfMark Common Stock, plus the value of EVI's Common Stock held by GulfMark and the estimated value of Ercon.

     The GulfMark Board of Directors selected Jefferies as financial advisor to GulfMark because it is a nationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions and is familiar with GulfMark and EVI and the oil field service industry. Pursuant to the terms of an engagement letter dated October 17, 1996, between GulfMark and Jefferies and the Jefferies Opinion, Jefferies will receive a cash fee of $150,000, contingent upon the completion of the Transactions and payable upon delivery of its opinion. In addition, GulfMark has agreed to reimburse Jefferies for all reasonable fees, disbursements and out-of-pocket expenses, including all reasonable fees and disbursements of Jefferies' legal counsel, incurred in connection with the services provided by Jefferies and to indemnify and hold Jefferies and certain related parties harmless to the full extent lawful from and against certain liabilities, including certain liabilities under the federal securities laws or otherwise relating to or arising out of its engagement, provided that GulfMark shall not be liable with respect to any liability arising out of the wilful misconduct or gross negligence of Jefferies or another indemnified related party. The terms of the fee arrangement with Jefferies, which Jefferies and GulfMark believe are customary in transactions of this nature, were negotiated at arm's length between GulfMark and Jefferies, and the GulfMark Special Committee and the GulfMark Board of Directors were aware of such arrangement, including the fact that Jefferies' fee is contingent upon the consummation of the Transactions.

     Jefferies has not rendered any investment banking or financial advisory services to GulfMark prior to rendering its opinion. In the past, Jefferies has rendered investment banking services to EVI for which it received customary compensation. In addition, Jefferies, in the ordinary course of business, may actively trade the securities of EVI and GulfMark for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

                             CERTAIN CONSIDERATIONS

     An investment in the EVI Common Stock and New GulfMark Common Stock offered hereby involves a high degree of risk. The following factors should be carefully considered, together with the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, in evaluating an investment in the EVI Common Stock and New GulfMark Common Stock offered hereby.

CAUTIONARY STATEMENTS

     This Joint Proxy Statement/Prospectus contains statements relating to future results of EVI, GulfMark and New GulfMark (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to (i) changes in the oil and gas industry and domestic and international drilling activity, (ii) changes in domestic and international economic conditions, (iii) technological advances involving EVI's products, (iv) the ability of EVI to integrate its recent acquisitions and effect anticipated cost savings, (v) the timing and application by EVI of the net proceeds from the recent disposition of its contract drilling division, (vi) environmental regulations and remediation expenditures, (vii) legal proceedings,
(viii) employee and labor relations, (ix) domestic and international trade restrictions and tariffs, (x) EVI's and GulfMark's successful execution of internal operating plans, (xi) regulatory uncertainties, (xii) performance issues with key suppliers and subcontractors, (xiii) international currency fluctuations, (xiv) vessel seizures with respect to GulfMark and (xv) world-wide political stability, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the filings of EVI, GulfMark or New GulfMark with the Commission. The "safe harbor" for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 will not be available to New GulfMark with respect to the offering of New GulfMark Common Stock made hereby. For additional information regarding risks and uncertainties relating to EVI and GulfMark, see EVI's and GulfMark's respective Annual Reports on Form 10-K for the year ended December 31, 1996, that are incorporated herein by reference. See "Incorporation of Certain Documents by Reference".

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Transactions is conditioned on the receipt of opinions of Arthur Andersen LLP that (i) the Contribution and the Distribution qualify as transactions described in Section 355 of the Code and as a "reorganization" under Section 368(a)(1)(D) of the Code and (ii) the Merger qualifies as a "reorganization" under Section 368(a)(1)(B) of the Code. The opinion of Arthur Andersen LLP is not binding on the Internal Revenue Service ("IRS") or the courts. See "Material Federal Income Tax Considerations". If the Contribution and the Distribution or the Merger fail to qualify under those sections of the Code, GulfMark would recognize gain equal to the excess of the fair market value of the New GulfMark Common Stock distributed to its stockholders over GulfMark's basis in the New GulfMark Common Stock, and each GulfMark stockholder who received shares of New GulfMark Common Stock would be generally treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of New GulfMark Common Stock received. If the Merger fails to qualify as a "reorganization", each GulfMark stockholder who receives shares of EVI Common Stock would recognize gain or loss equal to the difference between the fair market value of the EVI Common Stock received and such stockholder's basis in the shares of GulfMark Common Stock surrendered in exchange therefor. Under the terms of the Distribution Agreement, New GulfMark will be required to indemnify EVI and GulfMark for adverse tax consequences to EVI or GulfMark arising out of the Contribution, the Distribution or the Merger. See "Pre-Merger Transactions -- Indemnification" and "The Merger -- Terms of the
Merger -- Conditions to the Merger".

ABSENCE OF TRADING MARKET; MARKET PRICES

     Prior to the consummation of the Transactions, there will not have been any trading market for the New GulfMark Common Stock and there can be no assurance as to the prices at which trading in the New GulfMark Common Stock will occur after the completion of the Transactions. Until the New GulfMark Common Stock is fully distributed and an orderly market develops, the trading price may be volatile. Prices for shares of New GulfMark Common Stock will be determined in the marketplace and may be influenced by many factors, including the operating performance of New GulfMark, the depth and liquidity of the market for New GulfMark Common Stock, investor perception of New GulfMark and general economic and market conditions. New GulfMark will make application for listing of the New GulfMark Common Stock on The Nasdaq Stock Market.

                           NEW GULFMARK RISK FACTORS

     The following are the key factors that have a direct bearing on New GulfMark's future results and financial condition. See also "Certain Considerations" for a description of certain risks applicable to the Transactions.

OFFSHORE MARINE SERVICES; MARKET VOLATILITY

     New GulfMark's offshore vessel operations are dependent on activity in the offshore oil and gas exploration and production industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. The level of offshore activity also is related to local policies that influence drilling activities. In recent years, oil and gas prices and, therefore, the level of offshore exploration and drilling activity have been volatile. A significant or prolonged decline in future oil and gas prices likely would result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Such reduced activity could have a material adverse effect on New GulfMark's financial condition and results of operations.

     Charter rates for New GulfMark's vessels also are dependent on the supply of offshore support vessels. Excess vessel capacity in the industry can result from refurbishment of "mothballed" vessels, conversion of vessels formerly dedicated to services other than offshore marine support and construction of new vessels. The addition of new capacity to the worldwide offshore marine fleet would increase competition in those markets where New GulfMark presently operates which, in turn, could have a material adverse effect on New GulfMark's financial condition and results of operations.

RELIANCE ON SIGNIFICANT CUSTOMERS

     New GulfMark offers offshore marine services primarily to the major integrated oil companies and large independent oil and gas exploration and production companies. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of oil and gas exploration undertaken by a particular customer, the suitability of New GulfMark's vessels for the customer's projects and other factors, many of which are beyond New GulfMark's control. For the year ended December 31, 1996, approximately 14% and 16% of New GulfMark's marine operating revenues were received from Shell UK Exploration & Production and Aberdeen Services Company (North Sea), respectively. See "Description of New GulfMark -- Customers, Charter Terms and Competition."

ENVIRONMENTAL AND GOVERNMENT REGULATION

     New GulfMark's offshore marine operations are materially affected by government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where New GulfMark's vessels operate and/or are registered. These regulations govern oil spills and other matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels.

     New GulfMark believes that it presently is in material compliance with the environmental laws and regulations to which New GulfMark's operations are subject. New GulfMark is not a party to any pending proceeding and is unaware of any threatened litigation or other judicial, administrative or arbitrable environmental proceedings which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of New GulfMark. However, the risks of incurring substantial compliance costs and liabilities and penalties for non-compliance are inherent in offshore marine service operations. There can be no assurance that significant costs, liabilities and penalties will not be incurred by or imposed on New GulfMark in the future.

OPERATING RISKS AND INSURANCE

     The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather conditions, mechanical failure, collision, oil and hazardous substance spills and errors of navigation by vessel pilots, all of which represent a threat to the safety of personnel and to New GulfMark's vessels, cargo, equipment under tow and other property, as well as the environment. The occurrence of the foregoing events could result in revenue and casualty loss, increased costs and significant liability by New GulfMark to third parties. New GulfMark maintains insurance coverage against these risks which it considers adequate and it has not in the past experienced a loss in excess of policy limits. There can be no assurance, however, that New GulfMark's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.

RELIANCE ON FOREIGN OPERATIONS

     For the year ended December 31, 1996, 100% of New GulfMark's offshore marine revenues were derived from foreign operations. New GulfMark's foreign offshore marine operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of New GulfMark. Although, historically, New GulfMark's operations have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on New GulfMark's financial condition and results of operations.

CURRENCY FLUCTUATIONS

     Due to its foreign operations, New GulfMark is exposed to currency fluctuations and exchange rate risks. To minimize the financial impact of these risks, New GulfMark attempts to match the currency of the vessel debt and operating costs with the currency of the Charter revenue. For financial statement reporting purposes, these accounts are translated into U.S. dollars at the weighted average exchange rates during the relevant period.

     New GulfMark will from time to time hedge certain transactions that are not in the functional currency of New GulfMark or its operating subsidiaries. Subsequent to year end, New GulfMark entered into a contract to hedge approximately $13.9 million of its Norwegian Kroner commitment on a new vessel construction contract against unfavorable fluctuations in the Sterling to Kroner exchange rates. Because New GulfMark conducts substantially all its operations in foreign currencies, to the extent the value of the U.S. dollar decreases in relation to the value of applicable foreign currencies, such decrease potentially could adversely affect New GulfMark's operating revenues in foreign jurisdictions. To date, currency fluctuations have not had a material impact on New GulfMark's financial condition or results of operations. See "Description of New GulfMark -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

AGE OF FLEET

     As of February 26, 1997, the average age of New GulfMark's owned offshore marine service fleet was approximately 13 years. New GulfMark believes that after an offshore supply vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. If New GulfMark is unable to replace its vessels at the end of their useful economic lives, the costs of new building could materially increase New GulfMark's capital expenditures. There can be no assurance that New GulfMark will be able to maintain its fleet by extending the economic life of existing vessels or acquiring new or used vessels, or that New GulfMark's financial resources will be sufficient to enable it to make capital expenditures for such purposes.

COMPETITION

     New GulfMark operates in a highly competitive industry. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another. See "Description of New GulfMark -- The GulfMark Marine Business, -- Management's Discussion and Analysis of Financial Condition and Results of Operations".

HIGH LEVERAGE AND DEBT SERVICE

     New GulfMark will have substantial indebtedness upon consummation of the Transactions. New GulfMark's total outstanding indebtedness would have been $63.2 million as of January 31, 1997. In addition, New GulfMark has future payment requirements for a vessel currently under construction. New GulfMark's leverage poses certain risks for New GulfMark, including the risks that New GulfMark may not generate sufficient cash flow to service its indebtedness; that New GulfMark will be unable to renegotiate the terms of its indebtedness; that it may be unable to obtain additional financing in the future; that, to the extent it is significantly more leveraged that its competitors, it may be placed at a competitive disadvantage; and that New GulfMark's capacity to respond to market conditions and other factors may be adversely affected. New GulfMark's ability to service its debt will depend on its future performance, which will be subject to prevailing economic and competitive conditions and other specific factors discussed herein, as well as developments in capital markets generally.

                 ORGANIZATION OF EVI, GULFMARK AND NEW GULFMARK
                       BEFORE AND AFTER THE TRANSACTIONS

     The following table sets forth the stock ownership and organizational structure of EVI, GulfMark and New GulfMark before and after the Transactions:

                     [BEFORE AND AFTER TRANSACTIONS CHARTS]

                            PRE-MERGER TRANSACTIONS

     The detailed terms and conditions to the consummation of the Contribution and the Distribution are contained in the Distribution Agreement, which is attached as Appendix B to this Joint Proxy Statement/ Prospectus and incorporated herein by reference. The following discussion sets forth a description of the material terms and conditions of the Distribution Agreement. THE DESCRIPTION IN THIS JOINT PROXY STATEMENT/ PROSPECTUS OF THE TERMS AND CONDITIONS TO THE CONSUMMATION OF THE CONTRIBUTION AND THE DISTRIBUTION IS QUALIFIED BY, AND MADE SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE DISTRIBUTION AGREEMENT.

THE CONTRIBUTION AND THE DISTRIBUTION

     New GulfMark was recently organized for the purpose of effecting the Transactions. Prior to the Contribution and the Distribution, New GulfMark will own no material assets and will not conduct any business activities other than in connection with the Transactions. Consummation of the Contribution and the Distribution is a condition to the Merger. Neither EVI nor GulfMark will proceed with any of the Transactions described herein unless the Contribution Proposal is approved by GulfMark's stockholders.

TERMS OF THE CONTRIBUTION

     The Distribution Agreement provides that, effective as of the time and date immediately prior to the Distribution when the Contribution is effective (the "Contribution Date"), GulfMark will contribute to New GulfMark all of GulfMark's right, title and interest in and to all of the assets of GulfMark other than (i) all properties and assets of Ercon, (ii) the EVI Common Stock owned by GulfMark,
(iii) the stock of American Independent Oil Company owned by GulfMark and (iv) the original tax, accounting and other corporate records of GulfMark. As consideration for the Contribution, New GulfMark will assume the Assumed Liabilities and issue to GulfMark that number of shares of New GulfMark Common Stock equal to two times the number of shares of GulfMark Common Stock outstanding on the Record Date. Following the Contribution and as of the time of the Merger, the liabilities of GulfMark will consist of the GulfMark Retained Liabilities. For a description of the general character and location of property to be transferred by GulfMark to New GulfMark, see "Description of New GulfMark".

TERMS OF THE DISTRIBUTION

     The Distribution Agreement provides that, immediately prior to the Effective Time, the Distribution shall be effected by the distribution to each holder of record of GulfMark Common Stock, as of the Distribution Record Date, of certificates representing two shares of New GulfMark Common Stock for each share of GulfMark Common Stock held by such holder, without any action required by such holders. The certificates representing the shares of New GulfMark Common Stock will be distributed by the Paying Agent. It is currently anticipated that the Distribution will be effected as of the close of business on the first business day prior to the Effective Time.

CONDITIONS TO THE DISTRIBUTION

     The Distribution Agreement provides that the obligations of GulfMark to consummate the Distribution are subject to the fulfillment of each of the following conditions: (i) all of the transactions described in the Distribution Agreement that are associated with the Contribution shall have been consummated;
(ii) the recapitalization of New GulfMark in accordance with the Distribution Agreement shall have been consummated; (iii) each condition to the closing of the Merger Agreement set forth therein, other than conditions as to the consummation of the Contribution and the Distribution, shall have been fulfilled or waived by the party for whose benefit such condition exists; and (iv) the Board of Directors of GulfMark shall be reasonably satisfied that, after giving effect to the Contribution, (a) GulfMark will not be insolvent and will not have unreasonably small capital with which to engage in its businesses and (b) the GulfMark surplus would be sufficient to permit, without violation of Section 170 of the General Corporation Law of the State of Delaware, the Distribution.

INDEMNIFICATION

     New GulfMark agreed under the Distribution Agreement, to indemnify, defend and hold GulfMark, EVI and their respective officers, directors, employees, agents and assigns harmless from and against any and all liabilities or environmental liabilities (including, without limitation, reasonable fees and expenses of attorneys, accountants, consultants and experts) that such parties incur, are subject to a claim for, or are subject to, that are based upon, arising out of, relating to or otherwise in respect of: (i) any breach of any covenant or agreement of New GulfMark contained in the Distribution Agreement or any other agreement contemplated thereby; (ii) the acts or omissions of GulfMark or any of its current or past subsidiaries or affiliated companies, including Ercon (a "GulfMark Company") on or before the Effective Time; (iii) the acts or omissions of any GulfMark Company (other than Ercon), New GulfMark or any of New GulfMark's affiliates or the conduct of any business by them on or after the Effective Time; (iv) the Assumed Liabilities; (v) the assets being contributed to New GulfMark, regardless of GulfMark's or any GulfMark Company's prior use of any such asset; (vi) the conveyance, assignment, sale, lease or making available of such assets; (vii) the conveyance, assignment, sale, merger or contribution of the stock or share capital or assets of Ercon to GulfMark; (viii) any taxes as a result of the Distribution, the Contribution or the Merger subsequently being determined to be a taxable transaction for foreign, Federal, state or local law purposes regardless of the theory or reason for the transactions being subject to tax; (ix) any and all amounts for which GulfMark or EVI may be liable on account of any claims, administrative charges, self-insured retentions, deductibles, retrospective premiums or fronting provisions in insurance policies, including as the result of any uninsured period, insolvent insurance carriers or exhausted policies, arising from claims by GulfMark's or any GulfMark Company's affiliates, or the employees of any of the foregoing, or claims by insurance carriers of GulfMark or any GulfMark Company for indemnity arising from or out of claims by or against GulfMark or any GulfMark Company for acts or omissions of GulfMark or any GulfMark Company, or related to any current or past business of GulfMark or any GulfMark Company or any product or service provided by GulfMark or any GulfMark Company in whole or part prior to the Effective Time; (x) any liability under the Consolidated Omnibus Budget Reconciliation Act of 1986 with respect to any employees of GulfMark or any GulfMark Company who become employees of New GulfMark after the Distribution; (xi) any settlements or judgments in any litigation commenced by one or more insurance carriers against GulfMark or EVI on account of claims by New GulfMark or any GulfMark Company or employees of New GulfMark or any GulfMark Company; (xii) any and all liabilities incurred by GulfMark or EVI pursuant to its obligations hereunder in seeking to obtain or obtaining any consent or approval to assign, transfer or lease any interest in any asset or instrument, contract, lease, permit or benefit arising thereunder or resulting therefrom; (xiii) any liability relating to the failure to comply with any bulk sales or transfer laws in connection herewith or with any of the other agreements contemplated hereby; (xiv) the on-site or off-site handling, storage, treatment or disposal of any Waste Materials (as hereinafter defined) generated by GulfMark or any GulfMark Company on or prior to the Effective Time or any GulfMark Company (other than Ercon) at any time; (xv) any and all Environmental Conditions (as hereinafter defined) on or prior to the Effective Time, known or unknown, existing on, at or underlying any of the properties owned, leased or operated by GulfMark or Ercon on or after the Effective Time;
(xvi) any and all Environmental Conditions, known or unknown, existing on, at or underlying any of the properties currently or previously owned or operated by GulfMark or any GulfMark Company other than the properties owned, leased or operated by GulfMark or Ercon after the Effective Time; (xvii) any acts or omissions on or prior to the Effective Time of GulfMark or any GulfMark Company relating to the ownership or operation of the business of GulfMark or any GulfMark Company or the properties currently or previously owned or operated by GulfMark or any GulfMark Company; (xviii) any liability relating to any claim or demand by any stockholder of GulfMark or EVI with respect to the Merger, the Contribution, the Distribution or the transactions relating thereto; and (xix) any liability relating to the GulfMark 401(k) Plan and the other employee benefit or welfare plans of GulfMark or any GulfMark Company arising out of circumstances occurring on or prior to the Effective Time.

COVENANTS OF NEW GULFMARK

     New GulfMark agreed in the Distribution Agreement to offer employment or continued employment from the date the Contribution is effective to all employees of GulfMark, except those employed by Ercon, on terms that are substantially the same as the terms on which they were employed by GulfMark immediately prior to the Contribution Date.

     New GulfMark also agreed in the Distribution Agreement that it will not, and will cause its subsidiaries to not, merge, convert into another entity, engage in a share exchange for a majority of its shares, liquidate or transfer, assign or otherwise convey or allocate, directly or indirectly, in one or more transactions, whether or not related, a majority of New GulfMark's assets (determined in good faith by a board resolution prior to the transaction on a fair value and consolidated basis) to any person unless the acquiring person (i) expressly assumes the obligations of New GulfMark under the Distribution Agreement, (ii) executes and delivers to GulfMark and EVI an agreement agreeing to be bound by each and every provision of the Distribution Agreement as if it were New GulfMark and (iii) has a net worth on a pro forma basis after giving effect to the acquisition or business combination equal to or greater than that of New GulfMark (on a consolidated basis).

TAX ALLOCATION AGREEMENT

     GulfMark, New GulfMark and EVI agreed in the Distribution Agreement to enter into a Tax Allocation Agreement prior to the Distribution acceptable in all respects to EVI and New GulfMark, which will set forth each party's rights and obligations with respect to payments and refunds, if any, of taxes for periods before and after the Effective Time and related matters such as the filing of tax returns and the conduct of audits and other tax proceedings.

EMPLOYEE BENEFITS

     New GulfMark agreed in the Distribution Agreement to establish a defined benefit contribution plan (the "New GulfMark 401(k) Plan") that is to be qualified under Section 401(a) of the Code and effective as of the date the Distribution is effective. GulfMark has agreed in the Distribution Agreement to cause the account balance attributable to each individual who will cease to be an employee of GulfMark following the date the Distribution is effective to be distributed directly to such individual or, upon the request of any such individual, to be transferred to another qualified rollover investment (including the New GulfMark 401(k) Plan if such individual is eligible to participate therein) specified in such request to the extent that such transfer or distribution is permitted by law.

     New GulfMark also agreed in the Distribution Agreement that, effective as of the date the Distribution is effective, New GulfMark would establish such employee health, life and disability insurance plans and other employee welfare or fringe benefit arrangements which are comparable in the aggregate to the health, life and disability insurance plans and other employee welfare or fringe benefit arrangements which had been maintained by GulfMark for its employees and the employees of GulfMark's subsidiaries prior to the date the Distribution is effective.

     In addition, New GulfMark agreed in the Distribution Agreement that, as of the date the Distribution is effective, New GulfMark would assume the GulfMark Stock Option Plans and all outstanding options granted thereunder, as well as all outstanding options issued pursuant to the GulfMark Stock Option Policy, and, pursuant to the equitable adjustment provisions of the applicable plan or policy, each outstanding stock option previously granted pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy to an employee, officer or director of GulfMark who will, following the Distribution, become an employee, officer or director of New GulfMark, will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted in accordance with the requirements of Section 424 of the Code, and the regulations promulgated thereunder, to reflect the Distribution so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution, and (ii) the ratio of the exercise price per option to the market value per share is not reduced. The vesting provisions and option period of the New GulfMark options will remain unchanged from the GulfMark options so replaced. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of New GulfMark Common Stock distributed by GulfMark in connection with the Distribution will be freely transferable, except that any share of New GulfMark Common Stock received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act) of New GulfMark may be resold by them only in transactions registered under the Securities Act, permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of New GulfMark generally include individuals or entities that control, are controlled by, or are in common control with such party, and may include certain officers and directors of such party, as well as principal stockholders of such party.

NO DISSENTERS' RIGHTS

     Delaware law does not require that the holders of GulfMark Common Stock who object to the Contribution Proposal and who vote against or abstain from voting in favor of the Merger Proposal be afforded any appraisal rights or the right to receive cash for their shares of GulfMark Common Stock, and GulfMark does not intend to make available such rights to its stockholders.

CERTAIN DEFINITIONS

     For purposes of the Distribution Agreement, the following terms have the following meanings:

     "Assumed Liabilities" means any and all liabilities and environmental liabilities other than the GulfMark Retained Liabilities and to which GulfMark or any of the assets being contributed to New GulfMark may now or at any time in the future become subject (whether directly or indirectly, including by reason of GulfMark or any GulfMark Company, excluding Ercon, owning, controlling or operating any business or assets of any person (including any current or past affiliate)), resulting from, arising out of or relating to (i) any GulfMark Company, (ii) any taxes to which GulfMark or any GulfMark Company may be obligated for periods ending on or before the Effective Time, (iii) any obligation, matter, fact, circumstance or action or omission by any person in any way relating to or arising from the business, operations or assets of GulfMark or Ercon that existed on or prior to the Effective Time, (iv) any product or service provided by GulfMark or any GulfMark Company prior to the Effective Time, (v) the Merger, the Contribution, the Distribution or any of the other transactions contemplated hereby, (vi) previously conducted operations of GulfMark or any GulfMark Company or (vii) the assets being contributed to New GulfMark.

     "Environmental Conditions" means any pollution, contamination, degradation, damage or injury caused by, related to, arising from or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, release or emission of any Waste Materials (as hereinafter defined).

     "Environmental Laws" means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity now or at any time in the future in effect relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (iii) exposure to hazardous, toxic or other substances alleged to be harmful. The term "Environmental Laws" includes, without limitation, (1) the terms and conditions of any license, permit, approval or other authorization by any governmental entity and (2) judicial, administrative or other regulatory decrees, judgments and orders of any governmental entity. The term "Environmental Laws" includes, but is not limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. sec. 7401 et seq., the Clean Water Act, 33 U.S.C. sec. 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. sec. 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. sec. 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Water Pollution Control Act, 33 U.S.C. sec. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601, et seq., and any state, county or local regulations similar thereto.

     "GulfMark Retained Liabilities" means, and are limited solely to, (i) accounts payable relating to the business of Ercon that are reflected on the balance sheet of GulfMark at the Effective Time, (ii) accounts payable reflected on the balance sheet of GulfMark at the Effective Time and agreed to by EVI and
(iii) the obligations of GulfMark and Ercon that arise after the Effective Time (other than obligations relating to matters existing or occurring on or prior to the Effective Time and indemnification, warranty and product liability, wrongful death or property claims associated with actions or omissions prior to the Effective Time or any business conducted prior to the Effective Time) including those obligations set forth under the express terms of the contracts of GulfMark relating to the operations of Ercon.

     "Waste Materials" means any (i) toxic or hazardous materials or substances,
(ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, buried contaminants, chemicals, flammable or explosive materials, (iii) radioactive materials, (iv) petroleum wastes and spills or releases of petroleum products and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated by any governmental entity under any Environmental Law.

                                   THE MERGER

     The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference.

TERMS OF THE MERGER

     The detailed terms and conditions to the consummation of the Merger are contained in the Merger Agreement, which is attached as Appendix A to this Joint Proxy Statement/Prospectus and incorporated herein by reference. The following discussion sets forth a description of certain material terms and conditions of the Merger Agreement. THE DESCRIPTION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OF THE TERMS AND CONDITIONS TO THE CONSUMMATION OF THE MERGER IS QUALIFIED BY, AND MADE SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE MERGER AGREEMENT.

     General Description of the Merger. The Merger Agreement provides that, at the Effective Time, Sub will merge with and into GulfMark, with GulfMark becoming the surviving corporation. Pursuant to the Merger, each outstanding share of GulfMark Common Stock will be converted into the right to receive .6695 of one share of EVI Common Stock, subject to adjustment in the event any new shares of GulfMark Common Stock are issued prior to the Effective Time. As of the Record Date, there were 22,964,625 shares of EVI Common Stock outstanding, including the 2,235,572 shares of EVI Common Stock held by GulfMark. Based upon the number of shares of GulfMark Common Stock outstanding as of the Record Date, and after giving effect to the conversion of the 2,235,572 shares of EVI Common Stock held by GulfMark into treasury shares, the number of shares of EVI Common Stock outstanding after the Merger will be approximately the same as prior to the Merger.

     Effective Time of the Merger. Under the terms of the Merger Agreement, the Merger will become effective when the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time (not to exceed 90 days from the date the Certificate of Merger is filed) as is specified in the Certificate of Merger pursuant to mutual agreement of EVI and GulfMark. It is anticipated that, if the Merger Proposal is approved at the EVI Special Meeting and the GulfMark Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur as soon as practicable thereafter.

     Manner and Basis of Converting Shares. The Merger Agreement provides that, at the Effective Time, each share of GulfMark Common Stock issued and outstanding immediately prior to the Effective Time not owned directly or indirectly by GulfMark shall be converted into the right to receive .6695 of one share of EVI Common Stock, subject to adjustment in the event any new shares of GulfMark Common Stock are issued prior to the Effective Time.

     As soon as practicable following the Effective Time, EVI will cause the Exchange Agent to mail to each record holder of GulfMark Common Stock immediately prior to the Effective Time a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging GulfMark Common Stock certificates for EVI Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal also will be available following the Effective Time at the offices of the Exchange Agent. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF GULFMARK PRIOR TO APPROVAL OF THE MERGER AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

     No fraction of a share of EVI Common Stock will be issued in the Merger. Each stockholder of GulfMark otherwise entitled to a fraction of a share will, upon surrender of GulfMark Common Stock certificates held by such holder, be paid an amount in cash equal to the value of such fraction of a share based upon an average of the daily closing price of EVI Common Stock on the NYSE for the ten trading days prior to the Effective Time. No interest will be paid on such amount and all shares of GulfMark Common Stock held by a record holder shall be aggregated for purposes of computing the number of shares of EVI Common Stock to be issued in the Merger.

     Until such time as a holder of GulfMark Common Stock surrenders such stockholder's outstanding stock certificate to the Exchange Agent, together with an appropriately completed and executed letter of transmittal, such stockholder will have no rights as a stockholder of EVI. Such certificate shall represent only the right to receive upon surrender thereof the number of shares of EVI Common Stock and cash, if any, in lieu of fractional shares of EVI Common Stock, into which the shares of GulfMark Common Stock theretofore represented by such certificate shall be converted pursuant to the Merger Agreement. Unless and until such outstanding certificates are surrendered, no dividends or other distributions payable to the holders of EVI Common Stock, as of any time on or after the Effective Time, will be paid to the holders of such outstanding certificates. Upon surrender of the certificate previously representing GulfMark Common Stock, the holder thereof will receive certificates representing the number of shares of EVI Common Stock to which such stockholder is entitled, cash in lieu of a fraction of a share and the amount of any dividends or other distributions, if any, payable to holders of EVI Common Stock on or after the Effective Time with respect to such shares, without interest thereon.

     GulfMark Employee Benefits. Pursuant to the Merger Agreement, GulfMark has agreed to take action prior to the Merger and the Distribution to cause all outstanding options (the "GulfMark Stock Options") to purchase GulfMark Common Stock under the GulfMark Stock Option Plans and the GulfMark Stock Option Policy to be converted into options of New GulfMark and to cause the GulfMark Stock Option Plans to be transferred to and assumed by New GulfMark, such that all obligations of GulfMark thereunder shall be terminated and neither GulfMark nor EVI shall have any obligations under the GulfMark Stock Option Plans and the GulfMark Stock Option Policy. In addition, EVI has agreed to cause the GulfMark 401(k) plan to be merged into an EVI plan qualified under Section 401(a) and 501(a) of the Code, subject to the receipt of a favorable Internal Revenue Service determination letter with respect to the GulfMark 401(k) plan and resolution of any outstanding issues with respect thereto.

     Conditions to the Merger. EVI's and GulfMark's obligations to effect the Merger are subject to the fulfillment of, at or prior to the Closing Date, the following conditions: (i) Ercon shall have been merged into GulfMark; (ii) the Merger Proposal (and the Contribution Proposal in the case of GulfMark) shall have been approved and adopted by the requisite vote of the stockholders of GulfMark and EVI, as may be required by law, by the rules of the NYSE and The Nasdaq Stock Market and by any applicable provisions of their respective charters or bylaws; (iii) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iv) no order shall have been entered and remain in effect in any action or proceeding before any foreign, federal or state court or governmental agency or other foreign, federal or state regulatory or administrative agency or commission that would prevent or make illegal the consummation of the Contribution, the Distribution or the Merger; (v) the registration statements of which this Joint Proxy Statement/Prospectus forms a part shall be effective on the Closing Date, and all post-effective amendments filed shall have been declared effective or shall have been withdrawn and no stop-order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of the parties, threatened by the Commission; (vi) there shall have been obtained any and all material permits, approvals and consents of securities or blue sky commissions of any jurisdiction, and of any other governmental body or agency, that reasonably may be deemed necessary so that the consummation of the Merger and the transactions contemplated thereby will be in compliance with applicable laws, the failure to comply with which would have (a) a material adverse effect on the financial condition of GulfMark or Ercon after giving effect to the Distribution or prevent or adversely affect the ability of GulfMark or New GulfMark to perform and comply with their respective obligations under the Merger Agreement, the Distribution Agreement or any other agreement to be executed and delivered in connection with the transactions contemplated thereby (collectively, a "GulfMark MAE") or (b) a material adverse effect on the financial condition of EVI and its subsidiaries, taken as a whole (an "EVI MAE"); (vii) the shares of EVI Common Stock issuable upon consummation of the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and (viii) all approvals and consents of third persons (a) the granting of which is necessary for the consummation of the Transactions contemplated in connection therewith and (b) the non-receipt of which would have a GulfMark MAE or an EVI MAE, shall have been obtained.

     EVI's obligation to effect the Merger is, at the option of EVI, also subject to the fulfillment at or prior to the Closing Date of the following conditions: (i) the representations and warranties of GulfMark contained in the Merger Agreement shall be accurate as of the date of the Merger Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Closing Date as though such representations and warranties had been made at and as of that time, all of the terms, covenants and conditions of the Merger Agreement to be complied with and performed by GulfMark on or before the Closing Date shall have been duly complied with and performed in all material respects, and a certificate to the foregoing effect dated the Closing Date and signed by the executive vice president of GulfMark shall have been delivered to EVI; (ii) there shall not have occurred or exist any fact or condition that would reasonably result in a GulfMark MAE or would constitute a material fixed or contingent liability to GulfMark, and EVI shall have received a certificate signed by the executive vice president of GulfMark dated the Closing Date to such effect; (iii) the Prudential Securities Opinion shall not have been withdrawn; (iv) GulfMark shall have received, and furnished written copies to EVI of, the GulfMark affiliates' agreements required by the Merger Agreement; (v) EVI shall have received from Griggs & Harrison, P.C., counsel to GulfMark, an opinion dated the Closing Date covering customary matters relating to the Merger Agreement, the Distribution Agreement and the Transactions; (vi) EVI shall have received a written opinion from Arthur Andersen LLP, in form and substance satisfactory to EVI, dated as of the date that this Joint Proxy Statement/Prospectus is first mailed to the stockholders of GulfMark and EVI, to the effect that (a) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, (b) the Contribution and the Distribution will not result in any gain or loss to GulfMark under the Code, (c) EVI, Sub and GulfMark will not recognize any gain or loss for Federal or state income tax purposes as a result of the Merger, the Contribution or the Distribution, (d) EVI, Sub and GulfMark are each parties to a reorganization within the meaning of Section 368(b) of the Code and
(e) GulfMark and New GulfMark will not recognize any gain or loss for Federal or state income tax purposes as a result of the Contribution or the Distribution, and such opinion shall be confirmed at the closing; (vii) the conveyances and assumptions under the Distribution Agreement shall have occurred; (viii) the Distribution shall have occurred; and (ix) GulfMark shall have delivered to EVI a pro forma balance sheet after giving effect to the Distribution reflecting net working capital (as defined in the Merger Agreement) in an amount of not less than $300,000.

     GulfMark's obligations to effect the Merger is, at the option of GulfMark, also subject to the fulfillment at or prior to the Closing Date of the following conditions: (i) the representations and warranties of EVI and Sub contained in the Merger Agreement shall be accurate as of the date of the Merger Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Closing Date as though such representations and warranties had been made at and as of that time, all the terms, covenants and conditions of the Merger Agreement to be complied with and performed by EVI on or before the Closing Date shall have been duly complied with and performed in all material respects, and a certificate to the foregoing effect dated the Closing Date and signed by the chief executive officer of EVI shall have been delivered to GulfMark; (ii) the Jefferies Opinion shall not have been withdrawn;
(iii) GulfMark shall have received from Fulbright & Jaworski L.L.P., counsel to EVI, an opinion dated the Closing Date covering customary matters relating to the Merger Agreement and the Merger; (iv) GulfMark shall have received, a written opinion from Arthur Andersen LLP, in form and substance satisfactory to GulfMark, dated as of the date that the Joint Proxy Statement/Prospectus is first mailed to stockholders of GulfMark and EVI to the effect that (a) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, (b) the Contribution and the Distribution will not result in any gain or loss to GulfMark under the Code,
(c) EVI, Sub and GulfMark will not recognize any gain or loss for Federal or state income tax purposes as a result of the Transactions, (d) EVI and GulfMark are each parties to a reorganization within the meaning of Section 368(b) of the Code and (e) GulfMark and New GulfMark will not recognize any gain or loss for Federal or state income tax purposes as a result of the Contribution or the Distribution, and such opinion shall be confirmed at the Closing; (v) the Contribution shall have occurred; and (vi) the Distribution shall have occurred.

     Representations and Warranties of the Parties to the Merger Agreement. EVI, Sub, GulfMark and New GulfMark have made various representations and warranties in the Merger Agreement relating to, among other things, their respective businesses and financial conditions, the accuracy of their various filings with the Commission and their financial statements contained therein, the status of various employee benefit plans and environmental matters, the satisfaction of certain legal requirements for the Merger and the existence of certain litigation. The representations and warranties of each of the parties to the Merger Agreement other than New GulfMark will expire upon consummation of the Merger. The representations and warranties of New GulfMark will survive the Merger Agreement without limitation.

     Conduct of Business of GulfMark and EVI Prior to Merger. Under the Merger Agreement, GulfMark is prohibited from taking various actions prior to the Merger without the prior consent of EVI. In this regard, GulfMark has agreed that, unless otherwise expressly contemplated by the Merger Agreement or the Distribution Agreement, (i) its business, including that of Ercon, and its subsidiaries would be conducted only in, and it and its subsidiaries would not take any action except in, the ordinary course of business and consistent with past practice; (ii) it would not directly or indirectly do any of the following:
(a) issue, sell, pledge, dispose of or encumber any capital stock of GulfMark except upon the exercise of GulfMark Stock Options; (b) split, combine, or reclassify any outstanding capital stock, or declare, set aside, or pay any dividend payable in cash, stock, property, or otherwise with respect to its capital stock outstanding at any time; (c) redeem, purchase or acquire or offer to acquire any of its capital stock; (d) acquire, agree to acquire or make any offer to acquire for cash or other consideration, any equity interest in or assets of any corporation, partnership, joint venture, or other entity in an amount greater than $500,000; or (e) enter into any contract, agreement, commitment, or arrangement with respect to any of the matters set forth in this clause (ii); (iii) it would not transfer, dispose or otherwise convey any of the shares of EVI Common Stock held by it or grant or permit there to exist any lien or other encumbrance on such shares; (iv) subject to certain procedures relating to approvals of new contracts, it would not enter into any contract regarding the business of Ercon having a term greater than 120 days or involving an amount in excess of $50,000 or commit to do the same; (v) it would not become bound by any agreement or obligation in an amount in excess of $500,000 in the aggregate for all such agreements and obligations unless by the terms of such agreement or obligation such agreement or obligation will be assumed by New GulfMark as of the Distribution and GulfMark will have no further obligations with respect thereto; (vi) it would not pledge or encumber any of the assets to be held by it following the Distribution; (vii) it would not enter into any employment or consulting contracts; (viii) it would not enter into any contract or agreement that if effective on the date of the Merger Agreement would be required to be identified to EVI under the terms of the Merger Agreement; (ix) it would not sell, lease, mortgage, pledge, grant a lien or other encumbrance on or otherwise encumber or otherwise dispose of any of its or Ercon's properties or assets, except sales of inventory in the ordinary course of business consistent with past practice; (x) neither it nor Ercon would directly or indirectly incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of GulfMark or Ercon, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, which obligations in respect of GulfMark and Ercon would be released in connection with the Distribution, or make or permit to remain outstanding any loans, advances or capital contributions to, or investments in, any other person, other than to GulfMark or any direct or indirect wholly owned subsidiary of GulfMark; (xi) it would not make any election relating to taxes; (xii) neither it nor Ercon would change any accounting principle used by it or applicable to Ercon; (xiii) it would use its reasonable efforts (a) to preserve intact the business organization of GulfMark and Ercon, (b) to maintain in effect any material authorizations or similar rights of GulfMark or Ercon, (c) to preserve the goodwill of those having material business relationships with it, (d) to maintain and keep each of GulfMark's and Ercon's properties in the same repair and condition as presently exists, except for deterioration due to ordinary wear and tear and damage due to casualty, and (e) to maintain in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it and Ercon; (xiv) it would, and would cause its subsidiaries to, perform their respective obligations under any contracts and agreements to which it is a party or to which any of its assets is subject, except to the extent such failure to perform would not have a GulfMark MAE, and except for such obligations as GulfMark in good faith may dispute; (xv) it would cause there to exist immediately prior to the Effective Time net working capital (as defined in the Merger Agreement) of not less than $300,000; (xvi) neither it nor Ercon would settle or compromise any litigation other than settlements or compromises (a) of litigation where the amount paid in settlement or compromise does not exceed $500,000, or if greater, the amount of the reserve therefor is reflected in the most recent GulfMark documents filed with the Commission and the terms of the settlement would not otherwise have a GulfMark MAE, or (b) in consultation and cooperation with EVI, and, with respect to any such settlement, with the prior written consent of EVI; (xvii) it would cause the Contribution and the Distribution to be effected prior to the Merger; and (xviii) it would not authorize any of, or commit or agree to take any of, or permit any of its subsidiaries to take any of, the foregoing actions to the extent prohibited by the foregoing and would not, and would not permit any of its subsidiaries to, take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in the Merger Agreement becoming untrue or any of the conditions to the Merger set forth above not being satisfied.

     Pursuant to the Merger Agreement, EVI agreed that, from the date of the Merger Agreement until the Effective Time, unless GulfMark otherwise agrees in writing or as otherwise expressly contemplated by the Merger Agreement, it would not take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in the Merger Agreement becoming untrue or any of the conditions to the Merger set forth above not applicable to it being satisfied.

     Management Following Merger. No changes in the directors or officers of EVI will be effected as a result of the Merger. As of the Effective Time, the directors and officers of Sub will become the directors and officers of GulfMark.

     Termination or Amendment of Merger Agreement. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated therein may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholders of EVI or the stockholders of GulfMark by mutual written consent of EVI and GulfMark.

     EVI or GulfMark may also terminate the Merger Agreement if: (i) the Merger has not been consummated on or before May 31, 1997 (provided that the right to terminate the Merger Agreement under this provision is not available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under the Merger Agreement is the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger; (iii) the stockholders of GulfMark do not approve the Contribution Proposal, or the Merger Proposal at the GulfMark Special Meeting or at any adjournment thereof; (iv) the stockholders of EVI do not approve the Merger Proposal at the EVI Special Meeting or any adjournment thereof; or (v) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, as advised by outside counsel, the Board of Directors of GulfMark or EVI determines that such termination is appropriate in complying with its fiduciary obligations.

     GulfMark may terminate the Merger Agreement if: (i) EVI fails to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by EVI or Sub at or prior to such date of termination (provided such breach is not cured within 30 days following receipt by EVI of written notice from GulfMark of such breach and is existing at the time of termination of the Merger Agreement); (ii) any representation or warranty of EVI contained in the Merger Agreement shall not have been true in all respects when made (provided such breach has not been cured within 30 days following receipt by EVI of written notice from GulfMark of such breach and is existing at the time of termination of the Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not, individually or in the aggregate, reasonably be expected to have an EVI MAE, assuming the effectiveness of the Merger; or (iii) the Board of Directors of EVI withdraws, modifies or changes its recommendation of the Merger Proposal in a manner adverse to GulfMark or shall have resolved to do any of the foregoing.

     EVI may terminate the Merger Agreement if: (i) GulfMark fails to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach is not cured within 30 days following receipt by GulfMark of written notice from EVI of such breach and is existing at the time of termination of the Merger

Agreement; (ii) any representation or warranty of GulfMark contained in the Merger Agreement shall not have been true in all respects when made (provided such breach has not been cured within 30 days following receipt by GulfMark of written notice from EVI of such breach and is existing at the time of termination of the Merger Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not, individually or in the aggregate, reasonably be expected to have a GulfMark MAE, assuming the effectiveness of the Merger or (iii) the Board of Directors of GulfMark withdraws, modifies or changes its recommendation of the Merger Proposal in a manner adverse to EVI or shall have resolved to do any of the foregoing.

GOVERNMENTAL AND REGULATORY APPROVALS

     Under the provisions of the HSR Act, the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. It is expected that EVI, GulfMark and Lehman will file notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the FTC at approximately the time this Joint Proxy Statement/Prospectus is mailed. At any time before or after the Effective Time, the Department of Justice, the FTC or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause EVI to divest itself, in whole or in part, of GulfMark or of other businesses conducted by EVI. Although neither EVI nor GulfMark knows of any reason that a challenge to the Merger would be made under the antitrust laws, there can be no assurance that a challenge to the Merger will not be made.

     EVI and GulfMark are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws of the various states.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase under generally accepted accounting principles.

NYSE LISTING OF EVI COMMON STOCK

     Pursuant to the Merger Agreement, EVI is required to use its best efforts to obtain listing on the NYSE of the shares of EVI Common Stock to be issued in connection with the Merger. An application for a listing of such shares on the NYSE, subject to the approval of the Merger by the stockholders of EVI, is expected to be filed and approved prior to the closing of the Merger. Approval of the listing on the NYSE of the shares of EVI Common Stock to be issued in the Merger is a condition to the respective obligations of EVI, GulfMark and Sub to consummate the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of EVI Common Stock issued in connection with the Merger will be freely transferable, except that any share of EVI Common Stock received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act) of GulfMark prior to the Merger may be resold by them only in transactions registered under the Securities Act, permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 if such persons are or become affiliates of EVI) or otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of EVI generally include individuals or entities that control, are controlled by, or are in common control with such party, and may include certain officers and directors of such party, as well as principal stockholders of such party.

NO DISSENTERS' RIGHTS

     Delaware law does not require that holders of EVI Common Stock or GulfMark Common Stock who object to the Merger Proposal, and who vote against or abstain from voting in favor of the Merger Proposal be afforded any appraisal rights or the right to receive cash for their shares of EVI Common Stock or GulfMark Common Stock, and neither EVI nor GulfMark intends to make available such rights to their stockholders.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion of the material United States Federal income tax consequences of the Transactions is based in part on an opinion of Arthur Andersen LLP dated March 20, 1997, a copy of which has been filed as an exhibit to the registration statements to which this Joint Proxy Statement/Prospectus forms a part, and on the Code, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof. No rulings have been requested from the IRS with respect to these matters. Additionally, the opinion of Arthur Andersen LLP is based on various representations and assumptions described therein, including representations by EVI and GulfMark regarding the reasons for the Transactions described in "EVI's Reasons for the Transactions" and "GulfMark's Reasons for the Transactions," and is not binding on the IRS or the courts. The conclusions set forth in the discussion may change as a result of changes in applicable laws or interpretations thereof occurring after the date hereof. The discussion does not address the effects of any state, local or foreign tax laws on the Transactions.

     The opinion of Arthur Andersen LLP is also required to be delivered to EVI and GulfMark as a condition to the closing of the Merger. This condition may be waived by EVI and GulfMark as to the opinion to be received by it. Except for modifications to the opinions which would not change the conclusions of the opinions described below or which EVI and GulfMark do not believe will materially change the substance of such opinions, no waiver of the required opinions of Arthur Andersen LLP will be effected by EVI or GulfMark without disclosure to their respective stockholders of such waiver, including the risks thereof, and providing stockholders with an opportunity to change their vote on the Transactions.

     The tax treatment of a stockholder may vary depending upon his or her particular situation, and certain stockholders that have a special status (including individuals who hold restricted GulfMark Common Stock, individuals who acquired GulfMark Common Stock as a result of the exercise of an employee stock option, pursuant to an employee stock purchase plan or otherwise as compensation, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who do not hold GulfMark Common Stock as capital assets and persons who are neither citizens nor residents of the United States, or who are foreign corporations, foreign partnerships or foreign estates or trusts not subject to United States Federal income tax on income regardless of source) may be subject to special rules not discussed below.

     President Clinton's budget recommendations announced in early 1997 called for the enactment of a new legislative provision that, if enacted in its proposed form with an effective date applicable to stock distributions made on or prior to the date of the Distribution, would require GulfMark, for Federal income tax purposes, to recognize gain equal to the excess of the value of the New GulfMark Common Stock distributed to GulfMark's stockholders in the Distribution over GulfMark's basis in the New GulfMark Common Stock received in the Contribution. As proposed, the provision would be effective for stock distributions made after the date of first action by a Congressional tax-writing committee. To date, there has been no such committee action on the recommendation.

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

     In the opinion of Arthur Andersen LLP:

     (i) The Contribution and the Distribution will qualify as transactions described in Section 355 of the Code and as a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code, and the Merger will qualify as a "reorganization" under Section 368(a)(1)(B) of the Code.

     (ii) No gain or loss will be recognized by GulfMark or New GulfMark as a result of the Contribution and the Distribution.

     (iii) No gain or loss will be recognized by (and no amount will be included in the income of) GulfMark's stockholders as a result of their receipt of the New GulfMark Common Stock in the Distribution.

     (iv) The tax basis of the New GulfMark Common Stock and GulfMark Common Stock, as the case may be, in the hands of each holder of GulfMark Common Stock immediately after the Distribution will be the same as the tax basis of the GulfMark Common Stock held by such holder immediately before the Distribution, allocated in proportion to the relative fair market values of the New GulfMark Common Stock and GulfMark Common Stock held immediately after the Distribution.

     (v) The holding period of the New GulfMark Common Stock received by a holder of GulfMark Common Stock in the Distribution will include the period during which such holder held his or her GulfMark Common Stock, provided that the GulfMark Common Stock was held as a capital asset at the time of the Distribution.

     Additionally, as a result of the Merger, in the opinion of Arthur Andersen
LLP:

     (i) Except for any cash received in lieu of fractional shares, a holder of GulfMark Common Stock will not recognize any income, gain or loss as a result of the receipt of EVI Common Stock in the Merger.

     (ii) A holder's tax basis in his or her shares of EVI Common Stock received in the Merger, including any fractional share interest for which cash is received, will equal such holder's basis in his or her GulfMark Common Stock surrendered in exchange therefor (as determined immediately following the Merger).

     (iii) A holder's holding period for his or her shares of EVI Common Stock received in the Merger, including any fractional share interest for which cash is received, will include the period for which the shares of GulfMark Common Stock were held, provided such shares were held as capital assets at the time of the Merger.

     In the opinion of Arthur Andersen LLP, a holder of GulfMark Common Stock who receives cash in lieu of fractional shares will recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocated to such stockholder's fractional shares of GulfMark Common Stock. Such gain or loss will constitute long-term capital gain or loss, if, at the Effective Time, such stockholder has held such GulfMark Common Stock for more than one year.

     Arthur Andersen LLP has advised that if the Contribution and the Distribution do not qualify as transactions pursuant to Section 355 of the Code and as a "reorganization" under Section 368(a)(1)(D) of the Code, GulfMark would be required to recognize gain equal to the excess of the fair market value of the New GulfMark Common Stock distributed to its stockholders over GulfMark's basis in the New GulfMark Common Stock. New GulfMark has agreed to indemnify GulfMark and EVI for any tax liability resulting from any such gain required to be recognized by GulfMark. In addition, based on the advise of Arthur Andersen LLP, if the Merger, the Contribution and the Distribution fail to qualify under the aforementioned sections of the Code, each GulfMark stockholder who receives shares of New GulfMark Common Stock in the Distribution would be generally treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of New GulfMark Common Stock received. Further, based on the advise of Arthur Andersen LLP, if the Merger fails to qualify as a "reorganization" under Section 368(a)(1)(B) of the Code, each GulfMark stockholder who receives shares of EVI Common Stock in the Merger would be required to recognize gain or loss equal to the difference between the fair market value of the EVI Common Stock received and such stockholder's basis in the shares of GulfMark Common Stock surrendered in exchange therefor.

BACKUP WITHHOLDING

     Under the backup withholding rules, a holder of New GulfMark Common Stock and EVI Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of redemption, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the holder's Federal income tax liability. New GulfMark or EVI may require holders of New GulfMark Common Stock or EVI Common Stock to establish an exemption from backup withholding or to make arrangements satisfactory to New GulfMark or EVI with respect to the payment of backup withholding. A holder who does not provide New GulfMark or EVI with his or her current taxpayer identification number may be subject to penalties imposed by the IRS.

                INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

GULFMARK AND LEHMAN OWNERSHIP

     GulfMark currently owns 2,235,572 shares of EVI Common Stock and Lehman currently owns 1,120,000 shares of EVI Common Stock, which in aggregate represent approximately 14.6% of the total outstanding shares of EVI Common Stock. In addition, Lehman currently owns 1,048,913 shares of GulfMark Common Stock, representing approximately 31% of the total outstanding shares of GulfMark Common Stock. Three representatives of Lehman, David Butters, Chairman of the Board of Directors of EVI, Robert Millard and Eliot Fried, are currently members of the Board of Directors of EVI. Messrs. Butters and Millard are also the Chairman of the Board of Directors and a director of GulfMark, respectively. Messrs. Butters and Millard also hold 71,400 and 81,400 shares of GulfMark Common Stock, respectively, and options to purchase an aggregate of 15,000 shares of GulfMark Common Stock each, which options will be adjusted pursuant to the Plan Amendment Proposals. For a description of the treatment of GulfMark Stock Options outstanding under the GulfMark Stock Option Plans, see "GulfMark Stock Option Plans and GulfMark Stock Option Policy".

     Lehman has from time to time provided financial advisory services to EVI, including advisory services relating to EVI's disposition of its Mallard Division, for which it has received usual and customary compensation.

     Following the Transactions, Lehman will hold directly a total of 1,822,247 shares of EVI Common Stock or approximately 7.2% of the total outstanding shares of EVI Common Stock after the Merger. Lehman will also hold 2,097,826 shares of New GulfMark Common Stock, or approximately 31% of the outstanding shares of New GulfMark Common Stock. Representatives of Lehman are expected to continue to remain on the Board of Directors of EVI and New GulfMark following the Merger. Such representatives, however, will not be permitted to take any action as members of the Board of Directors of EVI or New GulfMark in respect of any matter relating to the Transactions, including any matter relating to claims for indemnification or other disputes between EVI, GulfMark or New GulfMark.

INDEMNITY

     Pursuant to the Distribution Agreement, New GulfMark is obligated to indemnify GulfMark for various liabilities relating to the historical operations of GulfMark and matters relating to the Transactions. Among the matters for which New GulfMark is required to indemnify GulfMark and EVI are (i) any taxes as a result of the Distribution, the Contribution or the Merger subsequently being determined to be a taxable transaction for foreign, federal, state or local law purposes regardless of the theory or reason for the Transactions being subject to tax and (ii) any liability relating to any claim or damage by any stockholder of GulfMark or EVI with respect to the Merger, the Contribution, the Distribution or the transactions relating thereto. This indemnity includes claims and liabilities arising under the securities laws and claims with respect to this Joint Proxy Statement/Prospectus.

                        GULFMARK STOCK OPTION PLANS AND
                          GULFMARK STOCK OPTION POLICY

     In December 1996, the Board of Directors of GulfMark approved an amendment to the Director Plan, subject to approval of GulfMark stockholders, to replace the anti-dilution provisions set forth therein with anti-dilution provisions allowing for equitable adjustments in connection with certain corporate transactions. A complete copy of the proposed amendment to the Director Plan is attached hereto as Appendix E.

     In December 1996, the Board of Directors of GulfMark also approved an amendment to the Employee Plan, subject to approval of GulfMark stockholders, to provide that the number of shares reserved for issuance pursuant to the Employee Plan is subject to adjustment in accordance with the anti-dilution provisions of the Employee Plan, and to replace the anti-dilution provisions set forth therein with anti-dilution provisions allowing for equitable adjustments in connection with certain corporate transactions. A complete copy of the proposed amendment to the Employee Plan is attached hereto as Appendix F.

TREATMENT OF OUTSTANDING STOCK OPTIONS

     The Distribution Agreement requires New GulfMark to assume each of the GulfMark Stock Option Plans and all outstanding stock options granted thereunder, as well as all outstanding stock options issued under the GulfMark Stock Option Policy, and provides that, pursuant to the equitable adjustment provisions of the applicable plan or policy, each outstanding stock option previously granted pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy to an employee, officer or director of GulfMark who will, following the Distribution, become an employee, officer or director of New GulfMark, will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock.

     All of the employees, officers and directors of GulfMark who currently hold options granted pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy will, following the Distribution, become employees, officers or directors, as the case may be, of New GulfMark. Therefore, all outstanding options granted pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy will be converted into or exchanged for and represent options to acquire shares of New GulfMark Common Stock as of the date the Distribution becomes effective. From and after the date the Distribution becomes effective, no options to purchase GulfMark Common Stock will be outstanding and GulfMark will have no further obligations pursuant to any of the GulfMark Stock Option Plans or the GulfMark Stock Option Policy.

     The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to reflect the Distribution so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution and (ii) the ratio of the exercise price per option to the market value per share is not reduced.

PLAN AMENDMENT PROPOSALS

     The Plan Amendment Proposals, if adopted and approved by GulfMark stockholders, would amend each of the GulfMark Stock Option Plans to provide appropriate anti-dilution adjustments in connection with certain corporate transactions, such as the Distribution, and would amend the Employee Plan to provide that the number of shares reserved for issuance thereunder is subject to adjustment in accordance with the amended anti-dilution provisions and may serve to increase the number of shares reserved for issuance thereunder without stockholder approval.

     The proposed amendment to each of the GulfMark Stock Option Plans to provide appropriate anti-dilution adjustment provisions in connection with certain corporate transactions is required to effect the adjustment in the number of shares subject to, and the exercise price of, options currently outstanding under the GulfMark Stock Option Plans. To effect the adjustment required by Section 424 of the Code and the regulations promulgated thereunder, as set forth in the Distribution Agreement,
(i) the number of shares of New GulfMark Common Stock covered by each New GulfMark option shall be the number of shares covered by the GulfMark Option being replaced thereby, multiplied by a fraction equal to the ratio of the pre-Distribution market price per share of GulfMark Common Stock to the post-Distribution market price per share of New GulfMark Common Stock, and (ii) the exercise price per share of each New GulfMark option shall be the exercise price per share of the GulfMark Option being replaced thereby, multiplied by a fraction equal to the ratio of the post-Distribution market price per share of the New GulfMark Common Stock to the pre-Distribution market price per share of GulfMark Common Stock. For purposes of the foregoing adjustment, the pre-Distribution market price per share of GulfMark Common Stock shall be the closing price of GulfMark Common Stock on the last day on which GulfMark Common Stock is traded on the Nasdaq National Market System, and the post-Distribution market price per share of New GulfMark Common Stock shall be the closing price of New GulfMark Common Stock on the first day on which New GulfMark Common Stock is traded on the Nasdaq National Market System following the Distribution Date.

     Pursuant to the proposed equitable anti-dilution adjustment provisions, the actual adjustment resulting from the Distribution will have the effect of increasing the number of shares and decreasing the option exercise price of each outstanding option issued pursuant to the GulfMark Stock Option Plans and the GulfMark Stock Option Policy in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder, as required by the Distribution Agreement, to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to the market value per share. The actual adjustment pursuant to the proposed equitable anti-dilution adjustment provisions will also have the effect of increasing the aggregate number of shares reserved for issuance pursuant to the GulfMark Stock Option Plans to accommodate (i) an increase in the number of shares subject to outstanding options per the adjustment described above, and (ii) an increase in the number of shares available for future awards in connection with an adjustment to reflect the Distribution, namely a distribution to holders of GulfMark Common Stock of two shares of New GulfMark Common Stock for each share of GulfMark Common Stock. Finally, with respect only to the Director Plan, the actual adjustment pursuant to the proposed equitable anti-dilution adjustment provisions will have the effect of doubling the number of shares covered by the automatic grant provisions of the Director Plan from and after the Distribution Record Date to reflect the Distribution of two shares of New GulfMark Common Stock for each share of GulfMark Common Stock.

AMENDED AND RESTATED 1993 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Director Plan was adopted by the Board of Directors of GulfMark on December 8, 1993 and approved by GulfMark stockholders on May 18, 1994. A total of 50,000 shares of GulfMark Common Stock were initially reserved for issuance thereunder. On March 18, 1996, the Board of Directors of GulfMark amended the Director Plan to, among other things, increase the number of shares reserved for issuance thereunder to an aggregate of 200,000 shares, and such amendment was approved by GulfMark stockholders on May 8, 1996.

     As of the date the Distribution becomes effective, New GulfMark will assume the Director Plan, and pursuant to the equitable adjustment provisions of the Director Plan, each outstanding stock option previously granted pursuant to the Director Plan will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share. In addition, the number of shares of New GulfMark Common Stock available for future awards pursuant to the Director Plan will be increased to reflect the Distribution. Finally, the number of shares covered by the automatic grant provisions of the Director Plan from and after the Distribution Date will be doubled to reflect the Distribution of two shares of New GulfMark Common Stock for each share of GulfMark Common Stock.

     Set forth below is a summary of the material provisions of the Director Plan. This summary does not purport to be a complete statement of the provisions of the Director Plan and is qualified in its entirety by reference to the Director Plan. In the event of a discrepancy between this summary and the Director Plan, the terms of the Director Plan will control.

     Purpose. The Director Plan was adopted for the benefit of directors who at the time of their service are not employees of GulfMark or any of its subsidiaries and was intended to advance the interests of GulfMark by providing non-employee directors with additional incentive to serve GulfMark by increasing their proprietary interest in the success of GulfMark. Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, the Director Plan will be for the benefit of directors who at the time of their service are not employees of New GulfMark or any of its subsidiaries and will be intended to advance the interests of New GulfMark by providing non-employee directors with additional incentive to serve New GulfMark by increasing their proprietary interest in the success of New GulfMark.

     Administration. The Director Plan is administered by the compensation committee of the Board of Directors of GulfMark, the members of which are Messrs. Butters, Cohen and Millard. The selection of non-employee directors to whom options are to be granted, the number of shares subject to any option, the exercise price of any option and the term of any option are as provided in the Director Plan, and the committee administering the Director Plan has no discretion as to such matters. Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, the Director Plan will be administered by the compensation committee of the Board of Directors of New GulfMark, the members of which will be Messrs. Butters, Cohen and Millard.

     Eligibility and Participation. The Director Plan provides for the grant of an option to purchase 5,000 shares of GulfMark Common Stock to each non-employee director on December 8, 1993, on March 18, 1996 and thereafter on the date of reelection as a director at the annual stockholders meetings in 1999, 2002 and 2005. Any new non-employee directors will receive a grant of an option to purchase 5,000 shares of GulfMark Common Stock on the date of his or her first election as a director, and thereafter on the date of reelection as a director at the annual stockholders meetings in 1999, 2002 and 2005. At the current time, five GulfMark directors are eligible to participate in the Director Plan. Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, the Director Plan will provide for the grant of an option to purchase 10,000 shares of New GulfMark Common Stock to each non-employee director on the date of reelection as a director at the New GulfMark annual stockholders meetings in 1999, 2002 and 2005, and any new non-employee directors of New GulfMark will receive a grant of an option to purchase 10,000 shares of New GulfMark Common Stock on the date of his or her first election as a director, and thereafter on the date of reelection as a director at the New GulfMark annual stockholders meetings in 1999, 2002 and 2005. Immediately following assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, five New GulfMark directors will be eligible to participate in the Director Plan. No options to purchase New GulfMark Common Stock have been or will be granted upon the election of the initial directors of New GulfMark.

     Options granted pursuant to the Director Plan are exercisable at a purchase price per share equal to the fair market value of the stock underlying such option as of the date of grant. Fair market value of a share of stock as of any particular date shall mean the average of the high and low sales price of a share of such stock on that date as reported on the Nasdaq National Market System or the closing price of a share of such stock on any national securities exchange, if such stock is then listed on a national securities exchange, provided that if no such prices are so reported on that date or if, in the discretion of the administering committee, another means of determining the fair market value of a share of stock at such date shall be necessary or advisable, the administrative committee may provide for another means for determining such fair market value.

     Shares Subject to Options. An aggregate of 200,000 shares of GulfMark Common Stock, subject to adjustment for changes in capitalization, are authorized for issuance upon exercise of options granted pursuant to the Director Plan. Such shares may be treasury shares or authorized but unissued shares. The number of shares reserved for issuance pursuant to the Director Plan is subject to the anti-dilution provisions, as amended, of the Director Plan. The proposed amendment to the Director Plan broadens the situations in which adjustments for changes in capitalization may be made, and expands the board's discretion as to the types of adjustments warranted with respect to the aggregate number of shares reserved for issuance thereunder. The proposed equitable anti-dilution adjustment provisions will have the effect of increasing the aggregate number of shares of GulfMark Common Stock (or of New GulfMark Common Stock following assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement) authorized for issuance upon exercise of options granted pursuant to the Director Plan to accommodate
(i) an increase in the number of shares subject to outstanding options to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to the market value per share and (ii) an increase in the number of shares available for future awards to reflect the two-for-one nature of the Distribution. Any shares of GulfMark Common Stock issued upon the exercise, prior to the date the Distribution becomes effective, of GulfMark options granted pursuant to the Director Plan will count against the aggregate number of shares of New GulfMark Common Stock authorized for issuance pursuant to the Director Plan.

     Grant of Options. Each option granted under the Director Plan is required to be embodied in a written option agreement, which is subject to the terms and conditions of the Director Plan and which contains such other provisions as the administrative committee of the Director Plan consistent with the Director Plan in its discretion deems advisable. Each option granted under the Director Plan is exercisable for a term of ten years from the date of grant, subject to earlier termination as set forth below under the heading "Termination".

     Exercise of Options. Options granted pursuant to the Director Plan are not exercisable for a period of one year from the date of grant. Options are exercised by the delivery to GulfMark of a written notice stating (i) that such optionee wishes to exercise such option on the date such notice is delivered,
(ii) the number of shares of stock with respect to which the option is to be exercised, (iii) the address to which the certificate representing such shares of stock should be mailed and (iv) the social security number of such optionee. Such written notice must be accompanied by payment in the form of a cashier's check of (i) the option price of such shares of stock and (ii) the amount of money necessary to satisfy any resulting withholding tax liability. Subject to certain limitations in the Director Plan, payment may be made in shares of GulfMark Common Stock owned by the optionee. The Director Plan does not provide for the simultaneous, successive stock payment procedure, which is commonly referred to as "pyramiding". Upon assumption of the Director Plan by New GulfMark following the Distribution, payment of the exercise price may be made in shares of New GulfMark Common Stock owned by the optionee, subject to certain limitations.

     Rights of Optionees. No optionee has rights as a stockholder with respect to the shares covered by his or her option until the date of issuance of a stock certificate for such shares.

     Changes in Capital Structure. The existence of outstanding options under the Director Plan does not affect in any way the right or power of GulfMark or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in GulfMark's capital structure or its business, or any merger or consolidation of GulfMark, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the GulfMark Common Stock or the rights thereof, or the dissolution or liquidation of GulfMark, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, the existence of outstanding options under the Director Plan will not affect in any way the right or power of New GulfMark or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in New GulfMark's capital structure or its business, or any merger or consolidation of New GulfMark, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the New GulfMark Common Stock or the rights thereof, or the dissolution or liquidation of New GulfMark, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

     Except as expressly provided in the Director Plan, the issue by GulfMark of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of GulfMark convertible into such shares or other securities, will not affect, and no adjustment by reason thereof will be required to be made with respect to, the number or price of shares of GulfMark Common Stock then subject to outstanding options under the Director Plan. Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, except as expressly provided in the Director

Plan, the issue by New GulfMark of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of New GulfMark convertible into such shares or other securities, will not affect, and no adjustment by reason thereof will be required to be made with respect to, the number or price of shares of New GulfMark Common Stock then subject to outstanding options under the Director Plan.

     The Director Plan currently provides that the number, class and per share exercise price of shares of stock subject to outstanding options will be subject to adjustment under the Director Plan if GulfMark effects certain changes in its capital structure. The Director Plan contains specific provisions with respect to such adjustments in the event of (i) a subdivision or consolidation of shares or other capital adjustment of, or the payment of a dividend in capital stock or other equity securities of GulfMark on, the GulfMark Common Stock, or other increases or reductions in the number of shares of GulfMark Common Stock without receipt of consideration therefor, or the reclassification of GulfMark Common Stock, in whole or in part, into other equity securities of GulfMark, (ii) a distribution by GulfMark to all holders of shares of GulfMark Common Stock of evidences of indebtedness or cash or other assets (other than ordinary cash dividends), (iii) a tender offer by GulfMark for, or the grant by GulfMark to all holders of shares of GulfMark Common Stock of the right to require GulfMark to acquire from such stockholders shares of, GulfMark Common Stock at a price in excess of the current market price, or the grant by GulfMark to all holders of shares of GulfMark Common Stock of the right to acquire shares of GulfMark Common Stock for less than the current market price, and (iv) the merger of one or more corporations into GulfMark, the merger of GulfMark into one or more corporations, the consolidation of GulfMark and one or more corporations, or any other corporate transaction described in Section 424(a) of the Code.

     The proposed amendment to the Director Plan would replace the specific provisions for adjustment set forth with respect to each of the events described above with a general statement providing that in the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in corporate structure or shares, then adjustments, determined by the board of directors in its discretion to be appropriate, shall be made as to the number and kind of securities reserved under and subject to the automatic grant provisions of the Director Plan and, in order to prevent dilution or enlargement of rights of participants, as to the number, kind and where applicable, the option exercise price, of securities subject to outstanding awards or securities subject to options issued in replacement of outstanding awards. The proposed amendment broadens the situations in which adjustments for changes in capital structure may be made and expands the board's discretion as to the types of adjustments warranted, thereby allowing greater flexibility to satisfy tax and equitable considerations associated with adjustments.

     The proposed amendment to the anti-dilution adjustment provisions of the Director Plan pertaining to certain corporate transactions is required in order to effect the adjustment in the number of shares subject to, and the exercise price of, options currently outstanding under the Director Plan. Pursuant to the proposed amendment to the anti-dilution adjustment provisions of the Director Plan, the number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to reflect the Distribution so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution and (ii) the ratio of the exercise price per option to the market value per share is not reduced.

     Amendment of the Director Plan. The Board of Directors may modify, revise or terminate the Director Plan at any time and from time to time; provided, however, that without the further approval of the holders of at least a majority of the outstanding shares of voting stock, or if the provisions of the Certificate of Incorporation or By-Laws or if applicable state law prescribes a greater degree of stockholder approval for this action, without the degree of stockholder approval thus required, the Board of Directors may not (i) change the aggregate number of shares that may be issued under options pursuant to the Director Plan, (ii) reduce the option price permitted for the options, (iii) extend the term during which an option may be exercised or the termination date of the Director Plan or (iv) materially increase any other benefits accruing to directors under the Director Plan or materially modify the requirements as to eligibility for participation in the Director Plan unless, in each such case, the Board of Directors shall have obtained an opinion of legal counsel to the effect that stockholder approval of the amendment is not required
(a) by law, (b) by the applicable rules and regulations of, or any agreement with, the National Association of Securities Dealers, Inc. if the GulfMark Common Stock (or following assumption of the Director Plan by New GulfMark, the New GulfMark Common Stock) is not then listed on any national securities exchange or if the GulfMark Common Stock (or following assumption of the Director Plan by New GulfMark, the New GulfMark Common Stock) is so listed, the rules and regulations, or any agreement with, such securities exchange, and (c) in order to make available to the optionee with respect to any option granted under the Director Plan, the benefits of Rule 16b-3 of the Rules and Regulations under the Exchange Act, or any similar or successor rule. In addition, the terms of the Director Plan relating to the number of shares of stock that may be subject to an option, the times at which options may be granted and the means by which the option price for options granted is to be determined may not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act or the rules thereunder.

     Duration of the Director Plan; Registration of Shares. No options will be granted pursuant to the Director Plan after December 8, 2005. It is the intention of New GulfMark to register under the Securities Act the shares of New GulfMark Common Stock covered by the Director Plan, as assumed by New GulfMark, as soon as practicable after consummation of the Transactions.

     Termination. Except as may be otherwise expressly provided in the Director Plan, each option, to the extent it shall not previously have been exercised, shall terminate on the earlier of the following:

          (i) On the last day of the three month period commencing on the date on which the optionee ceases to be a member of GulfMark's Board of Directors, for any reason other than the death, disability or retirement of the optionee, during which period the optionee will be entitled to exercise all options fully vested on the date on which the optionee ceased to be a member of GulfMark's Board of Directors;

          (ii) On the last day of the one year period commencing on the date on which the optionee ceases to be a member of GulfMark's Board of Directors because of permanent disability, during which period the optionee will be entitled to exercise all options fully vested on the date on which the optionee ceased to be a member of GulfMark's Board of Directors because of such disability;

          (iii) On the last day of the one year period commencing on the date of the optionee's death while serving as a member of GulfMark's Board of Directors, during which period the executor or administrator of the optionee's estate or the person or persons to whom the optionee's option shall have been transferred by will or the laws of descent and distribution will be entitled to exercise all options in respect of the number of shares that the optionee would have been entitled to purchase had the optionee exercised such options on the date of his or her death;

          (iv) On the last day of the one year period commencing on the date on which the optionee who has completed at least five years of service as a GulfMark director retires from the Board of Directors of GulfMark, during which period the optionee, or the executor or administrator of the optionee's estate or the person or persons to whom such option shall have been transferred by will or the laws of descent or distribution in the event of the optionee's death within such one year period, as the case may be, shall be entitled to exercise all options in respect of the number of shares that the optionee would have been entitled to purchase had the optionee exercised such options on the date of such retirement; and

          (v) Ten years after the date of grant of such option.

     Currently outstanding options granted by GulfMark pursuant to the Director Plan will be assumed by New GulfMark and, therefore, will not terminate upon the subsequent resignation of GulfMark directors, all of whom will be elected as directors of New GulfMark.

     Upon assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, except as may be otherwise expressly provided in the Director Plan, each option, to the extent it shall not previously have been exercised, shall terminate on the earlier of the following:

          (i) On the last day of the three month period commencing on the date on which the optionee ceases to be a member of New GulfMark's Board of Directors, for any reason other than the death, disability or retirement of the optionee, during which period the optionee will be entitled to exercise all options fully vested on the date on which the optionee ceased to be a member of New GulfMark's Board of Directors;

          (ii) On the last day of the one year period commencing on the date on which the optionee ceases to be a member of New GulfMark's Board of Directors because of permanent disability, during which period the optionee will be entitled to exercise all options fully vested on the date on which the optionee ceased to be a member of New GulfMark's Board of Directors because of such disability;

          (iii) On the last day of the one year period commencing on the date of the optionee's death while serving as a member of New GulfMark's Board of Directors, during which period the executor or administrator of the optionee's estate or the person or persons to whom the optionee's option shall have been transferred by will or the laws of descent and distribution will be entitled to exercise all options in respect of the number of shares that the optionee would have been entitled to purchase had the optionee exercised such options on the date of his or her death;

          (iv) On the last day of the one year period commencing on the date on which the optionee who has completed at least five years of service as a director of New GulfMark (with service as a director of GulfMark prior to the Distribution qualifying as service as a director of New GulfMark) retires from the Board of Directors of New GulfMark, during which period the optionee, or the executor or administrator of the optionee's estate or the person or persons to whom such option shall have been transferred by will or the laws of descent or distribution in the event of the optionee's death within such one year period, as the case may be, shall be entitled to exercise all options in respect of the number of shares that the optionee would have been entitled to purchase had the optionee exercised such options on the date of such retirement; and

          (v) Ten years after the date of grant of such option.

     Federal Income Tax Consequences. The optionee is not taxed upon receipt of an option. When the option is exercised, the optionee will be taxed at ordinary income rates on the difference between the option price and the fair market value on the date of exercise. GulfMark receives a deduction for compensation expense for this amount, and following assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, New GulfMark will receive a deduction for compensation expense for this amount. There is a withholding requirement on the date of exercise. At the option of GulfMark, or following assumption of the Director Plan by New GulfMark pursuant to the Distribution Agreement, at the option of New GulfMark, shares issued upon exercise of options may be withheld to satisfy withholding tax liability of the optionee.

     Benefits. On December 8, 1993, each non-employee director of GulfMark was granted an option to purchase 5,000 shares of GulfMark Common Stock at an exercise price of $14.75 per share. Such options will expire on December 8, 2003. On March 18, 1996, each non-employee director of GulfMark was granted an option to purchase 5,000 shares of GulfMark Common Stock at an exercise price of $26.375 per share. Such options will expire on March 18, 2006.

     The number of options to be granted in the future pursuant to the Director Plan to the Directors of GulfMark or, following assumption of the Director Plan by New GulfMark, to the directors of New GulfMark, cannot be determined, inasmuch as such number depends on the continuing service of such individual as a director of New GulfMark. Information regarding the options granted to date pursuant to the Director Plan is as follows:

                                                                   NUMBER OF
                                                                    OPTIONS
                            NAME                                GRANTED TO DATE
                            ----                                ---------------
Bruce A. Streeter, President and Chief Operating
  Officer(1)................................................            --
Frank R. Pierce, Executive Vice President, Treasurer and
  Secretary.................................................            --
John E. Leech, Vice President(2)............................            --
David J. Butters, Director..................................        10,000
Norman G. Cohen, Director...................................        10,000
Marshall A. Crowe, Director.................................        10,000
Louis S. Gimbel, 3rd, Director..............................        10,000
Robert B. Millard, Director.................................        10,000
All Executive Officers (as a group).........................            --
All Non-Executive Directors (as a group)....................        50,000
All Non-Executive Employees (as a group)....................            --

---------------

(1) Mr. Streeter is currently the president of GulfMark's Marine Division. He was elected president and chief operating officer of New GulfMark in January 1997. It is expected that Mr. Streeter will be elected as a director of New GulfMark.

(2) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

     As of the date the Distribution becomes effective, New GulfMark will assume the Director Plan, and pursuant to the equitable adjustment provisions of the Director Plan, each outstanding stock option previously granted pursuant to the Director Plan will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder in order to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share.

1987 STOCK OPTION PLAN

     The Employee Plan was adopted by the Board of Directors of GulfMark on May 20, 1987, and approved by GulfMark stockholders on May 18, 1988. A total of 200,000 shares of GulfMark Common Stock was initially reserved for issuance thereunder. The Employee Plan will expire for future grant purposes on May 20, 1997.

     As of the date the Distribution becomes effective, New GulfMark will assume the Employee Plan, and pursuant to the equitable adjustment provisions of the Employee Plan, each outstanding stock option previously granted pursuant to the Employee Plan will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share. In addition, the number of shares of New GulfMark Common Stock available for future awards pursuant to the Employee Plan will be increased to reflect the Distribution.

     Set forth below is a summary of the material provisions of the Employee Plan. This summary does not purport to be a complete statement of the provisions of the Employee Plan and is qualified in its entirety by reference to the Employee Plan. In the event of a discrepancy between this summary and the Employee Plan, the terms of the Employee Plan will control.

     Purpose. The purpose of the Employee Plan was to provide a means whereby certain employees of GulfMark and its subsidiaries may develop a sense of proprietorship and personal involvement in the development and financial success of GulfMark. Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, the Employee Plan will provide a means whereby certain employees of New GulfMark and its subsidiaries may develop a sense of proprietorship and personal involvement in the development and financial success of New GulfMark.

     Eligibility and Participation. Options to purchase shares of GulfMark Common Stock granted pursuant to the Employee Plan may be either incentive stock options within the meaning of Section 422(b) of the Code ("Incentive Stock Options"), or options which do not constitute Incentive Stock Options ("Nonqualified Stock Options"). Options may be granted only to individuals who are key employees (including officers and directors who are also key employees) of GulfMark or its subsidiaries. At the current time, approximately six employees of GulfMark are eligible to participate in the Employee Plan. Options may be granted to the same individual on more than one occasion. The aggregate fair market value of Incentive Stock Options exercisable for the first time by an individual in any one calendar year (including any other incentive stock option plans of GulfMark) shall not exceed $100,000. No Incentive Stock Option shall be granted to an employee owning GulfMark Common Stock with aggregate voting power of more than 10% unless the option is granted at 110% of the fair market value of the GulfMark Common Stock and such option is not exercisable after five years from the date of grant.

     Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, options to purchase shares of New GulfMark Common Stock granted pursuant to the Employee Plan may be either Incentive Stock Options or Nonqualified Stock Options. Options may be granted only to individuals who are key employees (including officers and directors who are also key employees) of New GulfMark or its subsidiaries. Upon assumption of the Employee Plan by New GulfMark, approximately six employees of New GulfMark will be eligible to participate in the Employee Plan. Options may be granted to the same individual on more than one occasion. The aggregate fair market value of Incentive Stock Options exercisable for the first time by an individual in any one calendar year (including any other incentive stock option plans of New GulfMark) shall not exceed $100,000. No Incentive Stock Option shall be granted to an employee owning New GulfMark Common Stock with aggregate voting power of more than 10% unless the option is granted at 110% of the fair market value of the New GulfMark Common Stock and such option is not exercisable after five years from the date of grant.

     Administration. The Employee Plan is administered by a committee appointed by the Board of Directors. The Employee Plan contains appropriate provisions to assure that the committee satisfies the disinterested administration provisions of Section 16(b) of the Exchange Act and the rules promulgated thereunder. The committee has sole authority to select employees who are to be granted options and the number of shares to be issued under each option. The committee is authorized to interpret the Employee Plan and may adopt such rules and regulations as it may deem advisable to carry out the Employee Plan. All decisions made by the committee in selecting employees for option grants and the number of shares issued under each option shall be final. Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, the Employee Plan will be administered by the compensation committee of the Board of Directors of New GulfMark, the members of which will be Messrs. Butters, Cohen and Millard.

     Grant of Options. Each option granted pursuant to the Employee Plan is required to be evidenced by an option agreement containing terms and conditions as may be approved by the committee. The terms and conditions of the respective option agreements need not be identical. Option agreements may provide the right to surrender the option in exchange for payment in cash or stock of an amount equal to the excess of the fair market value of the shares subject to the option over the option exercise price upon approval by the committee in its sole discretion. Each option shall not be transferable other than by will or by the laws of descent and distribution. The option rights shall be exercisable only by the optionee during his lifetime.

     Shares Subject to Options. An aggregate of 200,000 shares of GulfMark Common Stock, subject to adjustment for certain changes in capitalization, are authorized for issuance (or have been issued) upon exercise of options granted pursuant to the Employee Plan. The proposed amendment to the Employee Plan provides that the number of shares reserved for issuance pursuant to the Employee Plan is subject to adjustment in accordance with the anti-dilution provisions, as amended, of the Employee Plan. The proposed amendment to the Employee Plan broadens the situations in which adjustments for changes in capitalization may be made, and expands the board's discretion as to the types of adjustments warranted, with respect to the aggregate number of shares reserved for issuance thereunder. The equitable anti-dilution adjustment provisions will have the effect of increasing the aggregate number of shares of GulfMark Common Stock (or of New GulfMark Common Stock following assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement) authorized for issuance upon exercise of options granted pursuant to the Employee Plan to accommodate (i) an increase in the number of shares subject to outstanding options to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to the market value per share, and (ii) an increase in the number of shares available for future awards to reflect the two-for-one nature of the Distribution. Any shares of GulfMark Common Stock issued upon the exercise, prior to the date the Distribution becomes effective, of GulfMark options granted pursuant to the Employee Plan will count against the aggregate number of shares of New GulfMark Common Stock authorized for issuance pursuant to the Employee Plan.

     Any shares which remain unissued and are not subject to outstanding options at the termination of the Employee Plan shall cease to be subject to the Employee Plan. Separate stock certificates shall be issued for those shares acquired pursuant to the exercise of Incentive Stock Options or Nonqualified Stock Options.

     Option Terms. The exercise price of each option shall be determined by the committee, but the exercise price per share shall be not less than the greater of (i) 50% of the fair market value of a share of such stock at the time the option is granted and (ii) the par value of the stock, and the exercise price of each Incentive Stock Option shall be not less than the fair market value of the stock subject to the option at the time the option is granted.

     Duration of the Employee Plan; Registration of Shares. No options will be granted pursuant to the Employee Plan after May 20, 1997. It is the intention of New GulfMark to register under the Securities Act the shares of New GulfMark Common Stock covered by the Employee Plan, as assumed by New GulfMark, as soon as practicable after consummation of the Transactions.

     Changes in Capital Structure. The existence of the Employee Plan and options granted thereunder shall not affect in any way the right or power of the board or the stockholders of GulfMark to make or authorize any corporate act or proceeding. Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, the existence of the Employee Plan and options granted thereunder shall not affect in any way the right or power of the board or the stockholders of New GulfMark to make or authorize any corporate act or proceeding.

     The Employee Plan currently provides that if GulfMark shall effect a stock split or reverse stock split or issue a stock dividend, the number of options outstanding and the exercise price per share shall be proportionately adjusted. The Employee Plan also provides that if GulfMark recapitalizes or otherwise changes its capital structure, an optionee shall thereafter be entitled to purchase, upon exercise of an option theretofore granted, the number and class of securities to which the optionee would have been entitled pursuant to the terms of such recapitalization if, immediately prior to such recapitalization, the optionee had been the holder of such number of shares of GulfMark Common Stock as to which such option was then exercisable.

     The proposed amendment to the Employee Plan would replace the specific provisions for adjustment set forth with respect to each of the events described above with a general statement providing that in the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off) or any other change in corporate structure or shares, then adjustments, determined by the board of directors in its discretion to be appropriate, shall be made as to the number and kind of securities subject to and reserved under the Employee Plan and, in order to prevent dilution or enlargement of rights of participants, as to the number, kind and where applicable, the option exercise price, of securities subject to outstanding awards or securities subject to options issued in replacement of outstanding awards. The proposed amendment broadens the situations in which adjustments for changes in capital structure may be made, and expands the board's discretion as to the types of adjustments warranted, thereby allowing greater flexibility to satisfy tax and equitable considerations associated with adjustments.

     The proposed amendment to the anti-dilution adjustment provisions of the Employee Plan pertaining to certain corporate transactions is required in order to effect the adjustment in the number of shares subject to, and the exercise price of, options currently outstanding under the Employee Plan. Pursuant to the proposed amendment to the anti-dilution adjustment provisions of the Employee Plan, the number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to reflect the Distribution so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution and (ii) the ratio of the exercise price per option to the market value per share is not reduced.

     The Employee Plan further provides that in the event that GulfMark shall not be the surviving corporation in any merger or consolidation, or GulfMark shall sell substantially all of its assets, or more than 50% of the outstanding shares of stock shall change ownership as the result of a concerted action, or an attempt is made to effect such a change of ownership, or GulfMark is to be dissolved or liquidated, then the committee at its discretion may accelerate the terms of the outstanding options to be exercised, provide for the purchase of the outstanding options for an amount of cash equal to the excess of the fair market value of the shares subject to the options over the exercise price and/or cause the outstanding options to be assumed or new options substituted by the surviving corporation. The committee will not be taking any action to accelerate the vesting schedule of outstanding options in connection with the Distribution, inasmuch as the Distribution Agreement provides that all outstanding stock options granted by GulfMark pursuant to the Employee Plan will be assumed by New GulfMark.

     Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, the Employee Plan will provide that in the event that New GulfMark shall not be the surviving corporation in any merger or consolidation, or New GulfMark shall sell substantially all of its assets, or more than 50% of the outstanding shares of stock shall change ownership as the result of a concerted action, or an attempt is made to effect such a change of ownership, or New GulfMark is to be dissolved or liquidated, then the committee at its discretion may accelerate the terms of the outstanding options to be exercised, provide for the purchase of the outstanding options for an amount of cash equal to the excess of the fair market value of the shares subject to the options over the exercise price and/or cause the outstanding options to be assumed or new options substituted by the surviving corporation.

     Termination or Amendment of the Employee Plan. The board may terminate the Employee Plan at any time with respect to shares for which options have not been granted. The board may alter or amend the Employee Plan provided that no change in any option granted would impair the rights of the optionee without the consent of the optionee. Further, the board may not make any alteration or amendment which would materially increase the benefits to participants, increase the aggregate number of shares which may be issued (other than to reflect a stock dividend or stock split), change the class of employees eligible to receive options or extend the term of the Employee Plan, without the approval of the stockholders of GulfMark, or following assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, without the approval of the stockholders of New GulfMark. The proposed amendment to the Employee Plan will broaden the circumstances in which the aggregate number of shares may be increased without stockholder approval, from current provisions allowing such increase without stockholder approval to reflect a stock dividend or stock split, to new provisions allowing an increase deemed appropriate by the board, in its discretion, to reflect a reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, extraordinary dividend or divestiture (including a spin-off), or any other change in corporate structure or shares.

     Limitations. GulfMark's obligation to deliver shares of GulfMark Common Stock pursuant to the Employee Plan is subject to all applicable laws, rules and regulations and to all approvals by any governmental agencies or national securities exchanges on which GulfMark Common Stock is traded. Upon assumption of the Employee Plan by New GulfMark pursuant to the Distribution Agreement, New GulfMark's obligation to deliver shares of New GulfMark Common Stock pursuant to the Employee Plan is subject to all applicable laws, rules and regulations and to all approvals by any governmental agencies or national securities exchanges on which New GulfMark Common Stock is traded.

     Federal Income Tax Consequences. The following summary is a description of the Federal income tax consequences to the recipient and GulfMark (or New GulfMark following its assumption of the Employee Plan pursuant to the Distribution Agreement) of the issuance and exercise of stock options granted pursuant to the Employee Plan. The summary is not intended to be exhaustive and does not attempt to be a comprehensive description of all possible tax effects.

     The grant of an Incentive Stock Option will not be treated as taxable income to the optionee for federal tax purposes, and will not result in a deduction for GulfMark (or New GulfMark following its assumption of the Employee
Plan) for tax purposes. On exercise of an Incentive Stock Option, the optionee will not recognize any taxable income, and GulfMark (or New GulfMark following its assumption of the Employee Plan) will not be entitled to a deduction for tax purposes, although exercise of an Incentive Stock Option may give rise to liability under the alternative minimum tax provisions of the Code. Upon the sale or exchange of the shares at least two years after the grant date of the option and one year after the exercise date, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares, over (ii) the exercise price paid for such shares. If these holding periods are not satisfied, the optionee will recognize ordinary income, and GulfMark (or New GulfMark following its assumption of the Employee Plan) will be entitled to a deduction for tax purposes, in an amount equal to the difference between the exercise price and the lower of the fair market value of the shares on the date the option was exercised or the sale price of such shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director or 10% shareholder of GulfMark (or New GulfMark following its assumption of the Employee Plan). Any gain recognized by the optionee on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as capital gain.

     No income is realized by the optionee at the time a Nonqualified Stock Option is granted. Upon exercise, the amount by which the fair market value of the purchased shares on the exercise date exceeds the option price will generally be taxable to the optionee as ordinary income and deductible by GulfMark (or New GulfMark following its assumption of the Employee Plan) for tax purposes. Upon disposition of the shares, appreciation or depreciation after the exercise date is treated as a short-term or long-term capital gain or loss to the optionee and will not result in any deduction by GulfMark (or New GulfMark following its assumption of the Employee Plan).

     Benefits. The number of options to be granted in the future pursuant to the Employee Plan to employees of GulfMark, or following assumption of the Employee Plan by New GulfMark, to the employees of New GulfMark, cannot be determined. Information regarding the options granted to date pursuant to the Employee Plan, excluding options which have terminated following a termination of employment, is as follows:

                                                              NUMBER OF OPTIONS
                            NAME                               GRANTED TO DATE
                            ----                              -----------------
Bruce A. Streeter, President and Chief Operating
  Officer(1)................................................       13,000
Frank R. Pierce, Executive Vice President, Treasurer and
  Secretary.................................................       24,000
John E. Leech, Vice President(2)............................        9,000
David J. Butters, Director..................................           --
Norman G. Cohen, Director...................................           --
Marshall A. Crowe, Director.................................           --
Louis S. Gimbel, 3rd, Director..............................           --
Robert B. Millard, Director.................................           --
All Executive Officers (as a group).........................       48,000
All Non-Executive Directors (as a group)....................           --
All Non-Executive Employees (as a group)....................        1,000

---------------

(1) Mr. Streeter is currently the president of GulfMark's Marine Division. He was elected president and chief operating officer of New GulfMark in January 1997. It is expected that Mr. Streeter will be elected as a director of New GulfMark.

(2) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

     As of the date the Distribution becomes effective, New GulfMark will assume the Employee Plan, and pursuant to the equitable adjustment provisions of the Employee Plan, each outstanding stock option previously granted pursuant to the Employee Plan will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share.

1988 NON-EMPLOYEE DIRECTOR OPTION POLICY

     On July 27, 1988, the Board of Directors of GulfMark approved a resolution adopting the GulfMark Stock Option Policy, a policy of granting options to acquire shares of GulfMark Common Stock to all non-employee directors of GulfMark. The GulfMark Stock Option Policy was approved by GulfMark stockholders on May 15, 1990. Options to purchase an aggregate of 25,000 shares of GulfMark Common Stock were issued pursuant to the GulfMark Stock Option Policy, options for 22,500 shares of which remain outstanding. Effective as of May 18, 1994, the GulfMark Stock Option Policy was terminated for future grant purposes.

     As of the date the Distribution becomes effective, New GulfMark will assume the outstanding options granted pursuant to the GulfMark Stock Option Policy, and each outstanding stock option previously granted pursuant to the GulfMark Stock Option Policy will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share.

     Set forth below is a summary of the material provisions of the GulfMark Stock Option Policy.

     Eligibility and Participation. Pursuant to the GulfMark Stock Option Policy, each non-employee director of GulfMark received options to acquire an aggregate of 5,000 shares of GulfMark Common Stock as follows: an option to purchase 2,500 shares of GulfMark Common Stock was granted on the first day of August of the first year in which the individual qualified as a non-employee director; and an option to purchase an additional 2,500 shares was granted on the first anniversary of the initial grant if the individual continued to qualify as a non-employee director at such time.

     Option Terms. Each option granted pursuant to the GulfMark Stock Option Policy is exercisable at any time before the expiration of ten years from the date of grant and terminates upon the expiration of specific limited periods after the optionee ceases to be a director of GulfMark. Currently outstanding options granted by GulfMark pursuant to the GulfMark Stock Option Policy will be assumed by New GulfMark and, therefore, will not terminate upon the subsequent resignation of GulfMark directors, all of whom will be elected as directors of New GulfMark. The exercise price for the options is the market price of the shares of GulfMark Common Stock subject to the options on the date of grant of the options. Upon assumption by New GulfMark of the outstanding options granted pursuant to the GulfMark Stock Option Policy pursuant to the Distribution Agreement, each outstanding option granted pursuant to the GulfMark Stock Option Policy will continue to be exercisable at any time before the expiration of ten years from the original date of grant and will terminate upon the expiration of specific limited periods after the optionee ceases to be a director of New GulfMark.

     Federal Income Tax Consequences. The following summarizes the applicable provisions of the Code and the income tax regulations promulgated thereunder with respect to the issuance and exercise of options granted pursuant to the GulfMark Stock Option Policy. Any person relying on such information should consult his tax advisor regarding his particular situation. No federal income tax is imposed on the optionee upon the grant of an option pursuant to the GulfMark Stock Option Policy. Generally, upon the exercise of an option, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise, in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price for such shares. Upon a subsequent disposition of the shares received upon exercise of an option, any difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition would be treated as long-term or short-term capital gain or loss, depending on the holding period of the shares. Upon an optionee's exercise of an option, GulfMark (or New GulfMark following its assumption of options granted pursuant to the GulfMark Stock Option Policy) may claim a deduction for compensation paid at the same time and in the same amount as income is recognized by the optionee.

     Benefits. Pursuant to the GulfMark Stock Option Policy, options to purchase 2,500 shares of GulfMark Common Stock were granted to each of Messrs. Cohen, Crowe and Gimbel on August 1, 1988 at an exercise price of $6.75 per share, and again on August 1, 1989 at an exercise price of $10.50 per share. Options to purchase 2,500 shares of GulfMark Common Stock were granted to each of Messrs. Butters and Millard on August 1, 1990 at an exercise price of $17.75 per share, and again on August 1, 1991 at an exercise price of $15.25 per share. No additional options may be awarded pursuant to the GulfMark Stock Option Policy. Information regarding the options granted to date pursuant to the GulfMark Stock Option Policy is as follows:

                                                              NUMBER OF OPTIONS
                            NAME                               GRANTED TO DATE
                            ----                              -----------------
Bruce A. Streeter, President and Chief Operating
  Officer(1)................................................           --
Frank R. Pierce, Executive Vice President, Treasurer and
  Secretary.................................................           --
John E. Leech, Vice President(2)............................           --
David J. Butters, Director..................................        5,000
Norman G. Cohen, Director...................................        5,000
Marshall A. Crowe, Director.................................        5,000
Louis S. Gimbel, 3rd, Director..............................        5,000
Robert B. Millard, Director.................................        5,000
All Executive Officers (as a group).........................           --
All Non-Executive Directors (as a group)....................       25,000
All Non-Executive Employees (as a group)....................           --

---------------

(1) Mr. Streeter is currently the president of GulfMark's Marine Division. He was elected president and chief operating officer of New GulfMark in January 1997. It is expected that Mr. Streeter will be elected as a director of New GulfMark.

(2) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

     As of the date the Distribution becomes effective, New GulfMark will assume all outstanding options granted pursuant to the GulfMark Stock Option Policy, and each outstanding stock option previously granted pursuant to the GulfMark Stock Option Policy will be converted into or exchanged for and represent an option to acquire shares of New GulfMark Common Stock. The number of shares of New GulfMark Common Stock subject to, and the exercise price of, each such New GulfMark option will be adjusted to reflect the Distribution in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share. As of the date the Distribution becomes effective, neither GulfMark, EVI nor New GulfMark shall have any further obligations under the GulfMark Stock Option Policy.

                    EVI SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information for each of the five years ended December 31, 1996, are derived from EVI's Consolidated Financial Statements. The selected financial data set forth in the table below should be read in conjunction with the EVI Consolidated Financial Statements, including the notes thereto, incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues........................................  $478,020   $271,675   $185,285   $171,638   $139,349
  Cost of sales...................................   373,509    205,230    139,901    126,541    107,028
  Selling, general and administrative expenses....    58,224     48,480     41,746     38,339     32,377
                                                    --------   --------   --------   --------   --------
  Operating income (loss).........................    46,287     17,965      3,638      6,758        (56)
  Interest expense................................   (16,454)   (16,287)   (13,537)    (7,574)    (5,258)
  Other income, net...............................     1,713        684        412      1,482        631
  Income tax provisions (benefit).................     7,041       (240)    (3,795)       589       (835)
                                                    --------   --------   --------   --------   --------
  Income (Loss) from continuing operations........    24,505      2,602     (5,692)        77     (3,848)
                                                    ========   ========   ========   ========   ========
  Earnings (Loss) per share from continuing
    operations....................................  $   1.20   $   0.18   $  (0.45)  $   0.01   $  (0.32)
  Weighted average shares outstanding.............    20,353     14,724     12,629     12,067     12,057

                                                                        DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1996       1995       1994       1993       1992
                                                    --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Total assets....................................  $852,843   $453,125   $311,497   $251,377   $210,887
  Long-term debt..................................   126,710    124,183    125,108     38,982     37,304
  Stockholders' investment........................   454,084    228,066    110,913    107,736    101,156
  Cash dividends per share........................        --         --         --         --         --

                 GULFMARK SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information for each of the five years ended December 31, 1996, are derived from, and should be read in conjunction with, GulfMark's Consolidated Financial Statements, including the notes thereto, incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                 1996      1995        1994      1993      1992
                                                -------   -------     -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA(1):
  Revenues....................................  $41,743   $36,077     $34,448   $27,887   $22,955
  Direct operating expenses...................   24,796    26,568      24,338    19,221    13,640
  Selling, general and administrative
     expenses.................................    6,908     6,059       5,885     4,690     4,813
                                                -------   -------     -------   -------   -------
  Operating income............................   10,039     3,450       4,225     3,976     4,502
  Interest expense, net.......................   (3,467)   (2,613)     (2,179)   (2,047)   (2,351)
  Equity in earnings of EVI...................       --       761       1,012     1,333       155
  Gain on sale of 300,000 EVI shares..........    6,264        --          --        --        --
  Other income (expense), net.................      (86)      180         830        68       294
  Income tax expenses.........................   (4,311)   (3,680)(2)  (1,108)     (686)     (732)
  Extraordinary item attributable to EVI (net
     of tax)..................................       --        --        (706)       --        --
                                                -------   -------     -------   -------   -------
  Net income (loss)...........................  $ 8,439   $(1,902)    $ 2,074   $ 2,644   $ 1,868
                                                =======   =======     =======   =======   =======
  Earnings (loss) per share...................  $  2.53   $ (0.57)    $  0.62   $  0.80   $  0.56
  Weighted average shares outstanding.........    3,338     3,322       3,320     3,312     3,310
  Cash dividends per share....................       --        --          --        --        --

                                                                   DECEMBER 31,
                                                 -------------------------------------------------
                                                   1996       1995      1994      1993      1992
                                                 --------   --------   -------   -------   -------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Total assets.................................  $189,686   $110,935   $88,676   $90,759   $77,983
  Long term debt...............................    50,811     33,600    26,727    30,169    18,730
  Stockholders' equity before adjustment.......    63,536     55,074    56,798    54,714    52,005
     Cumulative translation adjustment(3)......    (1,520)    (4,146)   (3,773)   (4,326)   (3,699)
     Adjustment for unrealized gain on EVI
       investment(4)...........................    33,979      8,030        --        --        --
  Stockholders' equity.........................    95,995     58,958    53,025    50,388    48,306

---------------

(1) Upon consummation of the Transactions, for financial reporting purposes, New GulfMark will reflect the operations of GulfMark Retained Assets as discontinued operations.

(2) Includes a one time charge of $3,374,000 relating to additional deferred tax provision associated with GulfMark's change in its method of accounting for GulfMark's investment in EVI.

(3) Resulted primarily from translation of the Company's Sterling (U.K.) invested assets and liabilities, which are substantially long-lived, at the exchange rate in effect on the last day of the period.

(4) Resulted from the "Mark to Market" rules of SFAS 115 which first impacted the Company in June, 1995.

                      NEW GULFMARK SELECTED FINANCIAL DATA

     The following selected historical consolidated financial information of GulfMark's Offshore Marine Services business that will be contributed to New GulfMark for each of the five years ended December 31, 1996, has been derived from the New GulfMark Consolidated Financial Statements included elsewhere herein. The consolidated financial information for 1992 is unaudited and, in the opinion of New GulfMark's management, includes all adjustments that are of a normal recurring nature and necessary for a fair presentation. The selected financial data set forth in the table below should be read in conjunction with New GulfMark's Consolidated Financial Statements, including the notes thereto, contained in this Joint Proxy Statement/Prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1996      1995      1994      1993      1992
                                               -------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA(1):
  Revenues...................................  $34,749   $27,233   $27,692   $22,564   $18,115
  Direct operating expenses..................   20,874    20,605    19,988    15,649    10,350
  Selling, general and administrative
     expenses................................    4,840     3,736     3,891     3,443     3,564
                                               -------   -------   -------   -------   -------
  Operating income...........................    9,035     2,892     3,813     3,472     4,201
  Interest expense, net......................   (3,467)   (2,613)   (2,179)   (2,047)   (2,351)
  Other income (expense), net................      (86)      180       830        68       285
  Income tax expenses........................   (1,839)      (91)     (981)     (534)     (601)
                                               -------   -------   -------   -------   -------
  Net income.................................  $ 3,643   $   368   $ 1,483   $   959   $ 1,534
                                               =======   =======   =======   =======   =======
  Pro forma per share data:
     Earnings per share(2)...................  $  1.09   $  0.11   $  0.45   $  0.29   $  0.46
     Weighted average shares
       outstanding(2)........................    3,338     3,322     3,320     3,312     3,310
     Earnings per share -- after giving
       effect to the Distribution(3).........  $  0.55   $  0.06   $  0.22   $  0.14   $  0.23
     Weighted average shares
       outstanding -- after giving effect to
       the Distribution(3)...................    6,676     6,644     6,640     6,624     6,620
  Cash dividends per share...................       --        --        --        --        --

                                                                DECEMBER 31,
                                              ------------------------------------------------
                                                1996      1995      1994      1993      1992
                                              --------   -------   -------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Total assets..............................  $116,470   $74,904   $64,309   $67,158   $56,343
  Long-term debt............................    50,811    33,600    26,727    30,169    18,730
  Stockholders' equity before adjustment....    47,613    34,713    32,379    30,780    29,673
  Cumulative translation adjustment(4)......      (434)   (3,060)   (2,866)   (3,961)   (3,533)
  Stockholders' equity......................    47,179    31,653    29,513    26,819    26,140

---------------

(1) Upon consummation of the Transactions, for financial reporting purposes, New GulfMark will reflect the operations of GulfMark Retained Assets as discontinued operations.

(2) Pro forma based on the historical weighted average shares of GulfMark and the net income of New GulfMark.

(3) The Distribution calls for GulfMark shareholders to receive two shares of New GulfMark for each share of GulfMark held.

(4) Resulted from translation of the Company's Sterling (U.K.) invested assets and liabilities, which are substantially long-lived, at the exchange rate in effect on the last day of the period.

                GULFMARK RETAINED ASSETS SELECTED FINANCIAL DATA

     The following selected historical financial information of the GulfMark Retained Assets for each of the five years ended December 31, 1996 are derived from the GulfMark Retained Assets Financial Statements included elsewhere herein. The financial information for 1992 is unaudited and, in the opinion of GulfMark's management, includes all adjustments that are of a normal recurring nature and necessary for a fair presentation. The selected financial data set forth in the table below should be read in conjunction with the GulfMark Retained Assets Financial Statements, including the notes thereto, contained in this Joint Proxy Statement/Prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------
                                              1996      1995        1994      1993      1992
                                             -------   -------     -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues.................................  $ 6,994   $ 8,844     $ 6,756   $ 5,323   $ 4,840
  Direct operating expenses................    3,922     5,963       4,350     3,572     3,290
  Selling, general and administrative
     expenses..............................    2,068     2,323       1,994     1,247     1,249
                                             -------   -------     -------   -------   -------
  Operating income.........................    1,004       558         412       504       301
  Equity in earnings of EVI................       --       761       1,012     1,333       155
  Gain on sale of 300,000 EVI shares.......    6,264        --          --        --        --
  Income tax expenses......................   (2,472)   (3,589)(1)    (127)     (152)     (122)
  Extraordinary item attributable to EVI
     (net of tax)..........................       --        --        (706)       --        --
                                             -------   -------     -------   -------   -------
  Net income (loss)........................  $ 4,796   $(2,270)    $   591   $ 1,685   $   334
                                             =======   =======     =======   =======   =======
  Pro forma per share data:
     Earnings per share(2).................  $  1.44   $ (0.68)    $  0.18   $  0.51   $  0.10
     Weighted average shares
       outstanding(2)......................    3,338     3,322       3,320     3,312     3,310
  Cash dividends per share.................       --        --          --        --        --

                                                               DECEMBER 31,
                                             -------------------------------------------------
                                              1996      1995        1994      1993      1992
                                             -------   -------     -------   -------   -------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets.............................  $73,216   $36,031     $25,141   $23,601   $21,640
  Long-term debt...........................       --        --          --        --        --
  Advances and equity before adjustment....   15,923    20,361      24,419    23,934    22,332
  Cumulative translation adjustment(3).....   (1,086)   (1,086)       (907)     (365)     (166)
  Adjustment for unrealized gain on EVI
     investment(4).........................   33,979     8,030          --        --        --
  Advances and equity......................   48,816    27,305      23,512    23,569    22,166

---------------

(1) Includes a one time charge of $3,374,000 relating to additional deferred tax provision associated with GulfMark Retained Assets' change in its method of accounting for GulfMark Retained Assets' investment in EVI.

(2) Pro forma based on the historical weighted average shares of GulfMark and the net income (loss) of GulfMark Retained Assets.

(3) GulfMark Retained Assets recorded its portion of EVI's cumulative translation adjustment during the periods in which GulfMark Retained Assets accounted for its investment in EVI on the equity method.

(4) Resulted from the "Mark to Market" rules of SFAS 115 which first impacted the Company in June, 1995.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following tables set forth certain summary pro forma condensed consolidated financial data of EVI. The unaudited Condensed Consolidated Statement of Income gives effect to (i) the proposed Merger of GulfMark, (ii) EVI's acquisition of TCA on August 5, 1996 for 500,000 shares of EVI Common Stock, $14.35 million cash and a note for $650,000 and (iii) EVI's public offering of 3.5 million shares of EVI Common Stock on July 25, 1996, as if these transactions occurred on January 1, 1996. The Unaudited Pro Forma Balance Sheet gives effect to the proposed Merger of GulfMark as if this transaction had occurred on December 31, 1996. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates reflected, or that may be achieved in the future. This information should be read in conjunction with EVI's Management's Discussion and Analysis of Financial Condition and Results of Operations, EVI's Selected Consolidated Financial Data, EVI's, TCA's and GulfMark's consolidated financial statements and GulfMark Retained Assets' financial statements and related notes thereto contained or incorporated by reference in this Joint Proxy Statement/Prospectus.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                        PRO FORMA
                                                                                       ADJUSTMENTS
                                                       EVI                     ----------------------------       EVI
                                                    HISTORICAL     GULFMARK     NEW GULFMARK      GULFMARK     PRO FORMA
                                                   CONSOLIDATED   HISTORICAL   DISTRIBUTION(A)     MERGER     POST MERGER
                                                   ------------   ----------   ---------------   ----------   ------------
ASSETS
Current Assets:
  Cash and Cash Equivalents.......................   $223,966      $ 17,590      $  (17,234)      $    300     $ 224,622
  Accounts Receivable, Net........................    119,152         9,796          (8,939)            --       120,009
  Inventories.....................................    157,631           385            (228)            --       157,788
  Prepaid Expenses and Other......................     57,932           571            (447)            --        58,056
                                                     --------      --------      ----------       --------     ---------
         Total Current Assets.....................    558,681        28,342         (26,848)           300       560,475
                                                     --------      --------      ----------       --------     ---------
  Property, Plant and Equipment, Net..............    172,724        87,665         (87,405)            --       172,984
  Goodwill, Net...................................    102,474            --              --             --       102,474
  Investment in EVI...............................         --        71,040              --        (71,040)(b)         --
  Other Assets....................................     18,964         2,639          (2,217)            --        19,386
                                                     --------      --------      ----------       --------     ---------
                                                     $852,843      $189,686      $ (116,470)      $(70,740)    $ 855,319
                                                     ========      ========      ==========       ========     =========

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Short-Term Borrowings, Primarily Under Revolving
    Lines of Credit...............................   $  4,451      $     --      $       --       $     --     $   4,451
  Current Maturities of Long-Term Debt............      3,622         9,341          (9,341)            --         3,622
  Accounts Payable................................     80,783         2,345          (1,931)            --        81,197
  Other Accrued Liabilities.......................    144,270         2,968          (1,628)           800(c)    146,410
                                                     --------      --------      ----------       --------     ---------
         Total Current Liabilities................    233,126        14,654         (12,900)           800       235,680
                                                     --------      --------      ----------       --------     ---------
  Long-Term Debt..................................    126,710        50,811         (50,811)            --       126,710
  Deferred Income Taxes, Net and Other............     38,923        27,725          (5,079)       (22,724)(d)     38,845
  Minority Interests..............................         --           501            (501)            --            --
Stockholders' Investment:
  Common Stock....................................     22,965         3,340          (3,340)         2,236(b)     25,201
  Capital in Excess of Par........................    281,686        23,520         (34,236)       106,748(b)    377,718
  Retained Earnings...............................    158,333        36,676         (10,037)       (15,923)(e)    169,049
  Cumulative Foreign Currency Translation
    Adjustment....................................     (8,712)       (1,520)            434          1,086(e)     (8,712)
  Unrealized Gain on Marketable Securities........      2,381        33,979              --        (33,979)(d)      2,381
  Treasury Stock, at Cost.........................     (2,569)           --              --       (108,984)(b)   (111,553)
                                                     --------      --------      ----------       --------     ---------
         Total Stockholders'
           Investment.............................    454,084        95,995         (47,179)       (48,816)      454,084
                                                     --------      --------      ----------       --------     ---------
                                                     $852,843      $189,686      $ (116,470)      $(70,740)    $ 855,319
                                                     ========      ========      ==========       ========     =========

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         TCA
                                                                      HISTORICAL
                                                                       FOR THE
                                                                         SIX
                                                                        MONTHS      PRO FORMA
                                                           EVI          ENDED      ADJUSTMENTS        EVI
                                                        HISTORICAL     JUNE 30,    -----------     PRO FORMA     GULFMARK
                                                       CONSOLIDATED      1996          TCA         PRE MERGER   HISTORICAL
                                                       ------------   ----------   -----------     ----------   ----------
Revenues.............................................    $478,020      $28,260       $   --         $506,280      $41,743
                                                         --------      -------       ------         --------      -------
Costs and expenses:
 Cost of sales.......................................     373,509       24,381          579(g)       398,469       24,796
 Selling, general and administrative attributable to
   segments..........................................      51,885        1,006          197(h)        53,088        6,908
 Corporate general and administrative................       6,339           --           --            6,339           --
                                                         --------      -------       ------         --------      -------
                                                          431,733       25,387          776          457,896       31,704
                                                         --------      -------       ------         --------      -------
Operating income.....................................      46,287        2,873         (776)          48,384       10,039
                                                         --------      -------       ------         --------      -------
Other income (expense):
 Interest expense....................................     (16,454)        (602)         602(i)       (16,454)      (3,936)
 Interest income.....................................       2,163           --           --            2,163          469
 Other income (expense), net.........................        (450)        (742)         875(j)          (317)       6,178
                                                         --------      -------       ------         --------      -------
                                                          (14,741)      (1,344)       1,477          (14,608)       2,711
                                                         --------      -------       ------         --------      -------
Income (loss) before income taxes....................      31,546        1,529          701           33,776       12,750
(Provision) benefit for income taxes.................      (7,041)         (34)        (245)(l)       (7,320)      (4,311)
                                                         --------      -------       ------         --------      -------
Income (loss) from continuing operations.............    $ 24,505      $ 1,495       $  456         $ 26,456      $ 8,439
                                                         ========      =======       ======         ========      =======
Earnings per share from continuing operations........    $   1.20                                   $   1.17
                                                         ========                                   ========
Weighted average shares outstanding..................      20,353                                     22,637
                                                         ========                                   ========


                                                         PRO FORMA ADJUSTMENTS          EVI
                                                       --------------------------       PRO
                                                                                       FORMA
                                                        NEW GULFMARK     GULFMARK       POST
                                                       DISTRIBUTION(F)    MERGER       MERGER
                                                       ---------------   --------     --------
Revenues.............................................     $(34,749)      $    --      $513,274
                                                          --------       -------      --------
Costs and expenses:
 Cost of sales.......................................      (20,874)           --       402,391
 Selling, general and administrative attributable to
   segments..........................................       (4,840)           --        55,156
 Corporate general and administrative................           --            --         6,339
                                                          --------       -------      --------
                                                           (25,714)           --       463,886
                                                          --------       -------      --------
Operating income.....................................       (9,035)           --        49,388
                                                          --------       -------      --------
Other income (expense):
 Interest expense....................................        3,936            --       (16,454)
 Interest income.....................................         (469)           --         2,163
 Other income (expense), net.........................           86        (6,264)(k)      (317)
                                                          --------       -------      --------
                                                             3,553        (6,264)      (14,608)
                                                          --------       -------      --------
Income (loss) before income taxes....................       (5,482)       (6,264)       34,780
(Provision) benefit for income taxes.................        1,839         2,192(l)     (7,600)
                                                          --------       -------      --------
Income (loss) from continuing operations.............     $ (3,643)      $(4,072)     $ 27,180
                                                          ========       =======      ========
Earnings per share from continuing operations........                                 $   1.20
                                                                                      ========
Weighted average shares outstanding..................                                   22,637(m)
                                                                                      ========

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS

     The adjustments to the accompanying unaudited pro forma condensed consolidated balance sheet as of December 31, 1996, are described below:

     (a) To reduce GulfMark historical balances related to the distribution of all the shares of New GulfMark, which will be a new publicly traded company, to GulfMark stockholders in a tax-free spin-off. The GulfMark stockholders will receive two shares of New GulfMark for each share of GulfMark held. As part of the Distribution, New GulfMark will acquire all of the assets of GulfMark used in connection with the GulfMark Marine Business and certain liabilities associated with such assets. Following the spin-off, the assets of GulfMark will consist of the GulfMark Retained Assets, which includes Ercon, approximately 2.2 million shares of EVI Common Stock and certain miscellaneous assets.

     (b) To reflect the issuance of 2,235,572 shares of EVI Common Stock in the Merger at a price of $48.75 per share, the market price of the EVI Common Stock on December 5, 1996, and the acquisition of 2,235,572 shares of EVI Common Stock held by GulfMark as a result of the Merger. The shares of EVI Common Stock held by GulfMark have been classified as treasury shares.

     (c)  To record the estimated cost of the Merger.

     (d) To eliminate GulfMark's historical unrealized gain on its investments in EVI and certain deferred taxes.

     (e) To eliminate GulfMark Retained Assets' historical retained earnings and cumulative foreign currency translation adjustment.

     The adjustments to the accompanying unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1996, are described below:

     (f) To eliminate the operating results attributable to the GulfMark Marine Business.

     (g) To adjust the historical amounts of TCA, acquired by the Company on August 5, 1996, for an increase in depreciation expense associated with the assets of TCA, which was acquired on August 5, 1996, as a result of the $11.6 million fair value increase of property, plant and equipment through the purchase price allocation. Such increase in property, plant, and equipment is being depreciated over an average life of ten years.

     (h) To record amortization expense relating to the estimated $15.8 million of excess of cost over fair value of net tangible assets acquired in connection with the acquisition of TCA. Such excess of cost over fair value of net tangible assets acquired is being amortized over 40 years.

     (i) To reduce TCA's interest expense to reflect EVI's retirement of TCA's $7.7 million debt outstanding at the date of acquisition. EVI funded such retirement with a portion of the net proceeds from the 1996 equity offering.

     (j) To eliminate certain expenses incurred by TCA relating to EVI's acquisition of TCA. Such expenses relate to amounts paid to an investment banking firm which represented TCA in EVI's acquisition of TCA.

     (k) To eliminate the $6,264,000 gain recorded by GulfMark with respect to the sale by GulfMark of 300,000 shares of EVI Common Stock in July 1996. The net proceeds from this sale will not be received by EVI nor included in the GulfMark Retained Assets.

     (l) To record the income tax provision related to the pro forma adjustments at statutory rate.

     (m) The EVI historical shares outstanding, post-merger pro forma shares outstanding and weighted average post-merger pro forma shares outstanding were 22,828,921, 22,828,921 and 22,637,275, respectively.

                               DESCRIPTION OF EVI

GENERAL

     EVI is an international manufacturer and supplier of oilfield equipment. EVI manufactures drill pipe, premium tubulars and a complete line of artificial lift and production equipment used in the production of oil and natural gas.

     EVI has achieved significant growth in recent years through a consistent strategy of focused, synergistic acquisitions and internal development. Acquisitions have sought to take advantage of the consolidating nature of the industry and have concentrated on under utilized fixed assets, proprietary technology and name brand product lines. Internal development has focused on product development, manufacturing enhancements and international expansion. EVI's growth strategy has resulted in it becoming the leader in many of its principal markets. EVI is currently the largest manufacturer and supplier of drill pipe in the world, the largest manufacturer of premium tubulars in North America and among the largest manufacturers of rod lift equipment in the world.

     EVI was incorporated in 1972 as a Massachusetts corporation and was reincorporated in Delaware in 1980. EVI's corporate office is located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, and its telephone number is
(713) 297-8400.

RECENT DEVELOPMENTS

     Mallard Disposition. In November 1996, in connection with EVI's desire to concentrate its efforts on the continued development of its oilfield equipment businesses, EVI disposed of its Mallard Division for approximately $306 million before taxes and 3,056,600 shares of Parker Common Stock. EVI intends to deploy the net proceeds of the Mallard Division disposition to finance acquisitions and the further development of its oilfield equipment business.

     Arrow Acquisition. On December 10, 1996, EVI acquired the operating assets of Arrow Completion Systems, Inc., a Texas corporation ("Arrow"), from Weatherford Enterra, Inc., a Delaware corporation, pursuant to an Asset Purchase Agreement dated as of October 18, 1996 (the "Arrow Agreement"). Under the terms of the Arrow Agreement, EVI paid consideration of approximately $21.3 million cash and assumed certain liabilities of Arrow.

     Arrow is a manufacturer and distributor of downhole packers and oil recovery and completion service tools. EVI is in the process of integrating the operations of Arrow with those of EVI Oil Tools and intends to offer Arrow's product line and services in conjunction with EVI's own line of oilfield equipment, tools and services.

     TA Industries Acquisition. On February 21, 1997, EVI entered into an Stock Purchase Agreement (the "TAI Agreement") with Seigo Arai and Kanematsu USA Inc., a New York corporation, providing for the acquisition by EVI of all of the capital stock of TA Industries, Inc., a Delaware corporation ("TA Industries"), in exchange for approximately $64 million in cash and assumed debt.

     TA Industries designs, manufactures and markets worldwide a complete line of tubular couplings and accessories under the brand names Texas Arai and Tube-Alloy. EVI intends to integrate TA Industries with EVI's drilling tools and premium tubulars division, thus creating an integrated supplier of premium tubular products and services.

     The acquisition of TA Industries is subject to various conditions, including the receipt of all required regulatory approvals and the expiration of all waiting periods. Although there can be no assurance that the TAI Agreement will close, EVI anticipates that the acquisition will be consummated shortly after the receipt of such regulatory approvals.

                          DESCRIPTION OF NEW GULFMARK

     The operations of New GulfMark will be concentrated in the offshore marine industry. The GulfMark Marine Business operates twenty-nine offshore support vessels primarily in the North Sea and Southeast Asia with one vessel operating worldwide. The offshore support vessels operated in the GulfMark Marine Business provide transportation of materials, supplies and personnel to and from offshore drilling platforms and rigs, production platforms and other installations. Some of the vessels also perform anchor handling and towing services. In addition to the vessels, the assets of the GulfMark Marine Business include various support facilities, spare parts inventory, as well as customer and vessel management contracts.

     New GulfMark was organized in 1996 as a Delaware corporation. Its principal executive offices are located at 5 Post Oak Park, Suite 1170, Houston, Texas 77027, and its telephone number is (713) 963-9522.

GULFMARK MARINE BUSINESS

     General. Upon consummation of the Transactions, New GulfMark will operate twenty-nine offshore support vessels, principally in two major offshore exploration and production areas of the world: the North Sea and Southeast Asia. The GulfMark Marine Business does not currently operate any vessels in offshore U.S. waters. Offshore support vessels are contracted by major integrated oil companies and large independent oil and gas operators to transport personnel, supplies and material, as well as to move and position drilling structures in support of the exploration and production of oil and gas in offshore waters.

     Offshore support vessels generally fall into seven functional categories:
(i) supply vessels, (ii) anchor handling, towing and supply vessels, (iii) construction support vessels, (iv) standby rescue vessels, (v) crewboats, (vi) specialty vessels and (vii) utility vessels. It is not unusual for a vessel to function in more than one of these categories.

     - Supply vessels (150' to 200') are used to transport supplies such as fuel, water, drilling fluids, equipment and provisions. Large platform supply vessels (200' to 275'), because of their large, clear after deck and below deck capacities, are well suited for large concentrated offshore production centers.

     - Anchor handling, towing and supply vessels (150' to 250') are used to set anchors for the rigs and to tow mobile drilling rigs and equipment from one location to another. In addition, these vessels typically can be used as supply vessels when they are not performing anchor handling and towing services.

     - Construction support vessels can be vessels used in the actual construction effort such as pipe laying barges or they can be specially designed vessels, such as pipe carriers, used to transport the large cargos of material and supplies required to support construction and installation of offshore platforms and pipelines.

     - Standby rescue vessels perform a safety patrol function for an area and are equipped to provide emergency rescue and first aid in the event of accidents.

     - Crewboats are smaller vessels (75' to 120') used to transport personnel and a limited amount of supplies to platforms and rigs.

     - Specialty vessels perform diving and seismic support, as well as other functions such as well stimulation, oil recovery and oil pollution control.

     - Utility vessels (90' to 150') provide limited crew transportation, some transportation of oilfield support equipment and in some locations standby functions.

     The vessels operated in the fleet are capable of transporting supplies and personnel to offshore drilling platforms and rigs, production platforms and other installations. Twelve of the owned vessels are used primarily for carriage of cargo, of these twelve, seven vessels are capable of supporting offshore construction in the North Sea, as well as large capacity platform supply duties. The other eight owned vessels perform anchor handling and towing services for moving rigs and platforms between locations. One vessel, the Searunner, is smaller in length and is used primarily to transport crews to and from offshore facilities.

     Risk Factors. Among the key factors that may have a direct bearing on New GulfMark's results and financial condition are: (i) competitive practices in the offshore support and marine transportation industry in which New GulfMark competes, (ii) fluctuations in oil and gas prices, (iii) environmental liabilities to which New GulfMark may become subject, (iv) the future laws and governmental regulations affecting the offshore support and marine transportation industry in general and New GulfMark's operations in particular,
(vi) employee and labor relations, (vii) risks relating to the availability of capital, (viii) risks relating to New GulfMark's leverage position and potential inability to service its debt and (ix) risks related to New GulfMark's reliance on significant customers. See "New GulfMark Risk Factors".

     Vessels. The New GulfMark fleet includes twenty-nine vessels, twenty-one of which are owned, two bareboat chartered and six managed. The following table summarizes information on each vessel as of February 26, 1997:

                                                                             YEAR     LENGTH
          NAME                LOCATION              CLASSIFICATION           BUILT   (IN FEET)   BHP(3)   DWT(4)
          ----                --------              --------------           -----   ---------   ------   ------
OWNED:
Highland Rover(5)          North Sea       Pipe carrier/platform supply      1998(5)    236      5,450    3,700
Highland Drummer(1)        North Sea       Pipe carrier/platform supply      1997       221      5,450    2,800
Highland Piper(1)          North Sea       Pipe carrier/platform supply      1996       221      5,450    2,800
Highland Pride(1)          North Sea       Pipe carrier/platform supply      1992       265      6,600    4,000
Highland Star(1)           North Sea       Pipe carrier/platform supply      1991       265      6,600    4,000
Highland Fortress(1)       North Sea       Pipe carrier/platform supply      1982       255      6,120    3,200
Highland Warrior(1)        North Sea       Pipe carrier/platform supply      1981       265      5,300    3,890
Highland Champion(1)       North Sea       Pipe carrier/platform supply      1979       265      4,800    3,320
Highland Legend(1)         North Sea       Supply                            1986       194      3,590    1,442
Highland Sprite(1)         North Sea       Supply                            1986       194      3,590    1,442
Sem Courageous(1)          Southeast Asia  Anchor handling, towing, supply   1981       191      4,000    1,220
Sem Valiant(1)             Southeast Asia  Anchor handling, towing, supply   1981       191      4,000    1,220
Seawhip(1)                 Southeast Asia  Anchor handling, towing, supply   1983       192      3,900    1,200
Seawitch(1)                Southeast Asia  Anchor handling, towing, supply   1983       192      3,900    1,200
Sea Explorer(1)            Southeast Asia  Anchor handling, towing, supply   1981       192      5,750    1,420
Sea Diligent(1)            Southeast Asia  Anchor handling, towing, supply   1981       192      4,610    1,219
Sea Endeavor(1)            Southeast Asia  Anchor handling, towing, supply   1981       191      4,000    1,000
Sea Conquest(1)            Southeast Asia  Anchor handling, towing, supply   1977       185      3,850    1,142
Sea Searcher(1)            Southeast Asia  Anchor handling, towing, supply   1976       185      3,850    1,215
Sea Eagle(1)               Southeast Asia  Anchor handling, towing, supply   1976       185      3,850    1,215
Searunner                  Southeast Asia  Crewboat                          1982       120      2,720      126
Seapower(1)                Brazil          Bulk, supply                      1974       222      7,040    1,205
BAREBOAT CHARTERED:
SeaMark South Carolina(2)  Southeast Asia  Anchor handling, towing, supply   1983       180      3,000    1,200
SeaMark Mississippi(2)     Southeast Asia  Supply                            1982       180      2,250    1,200
MANAGED:
Sea Truck                  North Sea       Pipe carrier/platform supply      1979       266      4,600    2,477
North Prince               North Sea       Supply                            1978       259      6,000    2,717
Clwyd Supporter            North Sea       Towing, standby, oil recovery     1984       266      10,700   1,400
Sefton Supporter           North Sea       Standby, oil pollution control    1971       250      1,620    1,233
Portosalvo                 North Sea       Anchor handling, towing,          1982       227      12,750   2,085
Safe Truck                 North Sea       Pipe carrier/platform supply      1996       221      5,450    2,800

---------------

(1) These vessels are mortgaged under certain debt agreements.

(2) The SeaMark South Carolina and SeaMark Mississippi are bareboat chartered through August, 1998 to SeaMark Ltd., a Panamanian corporation owned 51% by Gulf Offshore Marine International, Inc., a wholly owned subsidiary of GulfMark and 49% by the vessel owners.

(3) Break horsepower.

(4) Dead weight tons.

(5) This modified and extended UT755 design vessel is under contract to be delivered in early 1998, and will be mortgaged under certain debt agreements.

     Operations. The offshore marine services industry is directly impacted by the level of activity in international, offshore oil and gas exploration, development and production which in turn is impacted by changes in oil and gas prices. Oil and gas prices are affected by a host of geopolitical and economic forces including the fundamental principles of supply and demand. Declines in oil and gas prices in the early 1980s and concerns relating to the stability of prices that followed resulted in a significant reduction in exploration and development activity worldwide. This decline in activity coupled with the overbuilding of new vessels in the early 1980s resulted in an oversupply of offshore support vessels. While there is some vessel interchangeability between geographic regions, there are also barriers such as mobilization costs and vessel suitability that restrict migration of excess capacity. This is most notably the case in the North Sea where vessel design requirements dictated by the harsh operating environment restrict migration of vessels into that market and, to a lesser degree, high operating costs restrict migration out of the market. The effect of these restrictions on vessel migration is to segment various regions into separate markets. These markets for offshore marine services were impacted differently by the above described forces because of each area's unique blend of political, operating and economic factors.

     North Sea. The operating environment in the North Sea area is such that exploration and development projects tend to be fewer in number but larger in scope and therefore require longer planning horizons. Consequently, demand for support vessels in this market is generally easier to forecast and less susceptible to abrupt swings. This market requires vessels that are generally larger and more sophisticated technically. Such equipment constraints require larger capital commitments that restrict the number of participants to entities that are larger and better capitalized.

     Vessel demand began to decline late in 1991 and continued to remain low as oil companies reduced exploration activity in reaction to lower world oil prices and changes in certain United Kingdom tax incentives. In addition, construction seasons during this period were unusually short and this further contributed to the softening market. Anticipated improvements in demand in 1994 were delayed when oil prices declined to their lowest level since the end of the Iraqi war. The decline in prices related to a number of factors, including a continued sluggish world economy, an inability of the Organization of Petroleum Exporting Countries ("OPEC") to reach an agreement on production levels and prices and uncertainty surrounding the resumption of Iraqi oil exports. Oil prices recovered during 1995; however, the recovery was tenuous because of continued uncertainty about exports of Iraqi oil, including the effect on price levels of a limited and/or temporary resumption of such oil exports. Nevertheless, exploration activity strengthened with particular emphasis in the West of Shetlands. A number of long-term drilling contracts were signed during 1995 increasing the demand for vessels in 1996, and the expectation is for sharply increased activity in 1997. In addition, long-term construction projects already underway indicate the market for construction support vessels will be strong in 1997 and further indicates that consistent demand will continue to be strong through 1999 and potentially 2000.

     Countering the effect of expected improvements in demand from increased exploration and construction activity is the increase in new vessel buildings. New construction has been limited in recent years. 1995 saw the first significant new vessel construction activity since the orders placed in 1990 and 1991. In 1996, orders for a number of anchor handlers and over a dozen platform supply vessels were placed. A large number of the vessels are being built against or have been awarded long-term contracts, and the market appears capable of absorbing the number of vessels currently on order.

     Upon consummation of the Transactions, the New GulfMark North Sea fleet will include nine owned vessels and six managed vessels. These vessels are supported by onshore bases in Aberdeen and Liverpool. The North Sea fleet will account for 80% of New GulfMark's vessel assets measured by net book value.

     Southeast Asia. The fleet's Southeast Asia activity principally consists of offshore work in Indonesia, Malaysia and Thailand, but vessels have also worked in China, India, Vietnam, Cambodia and the Philippines. Historically, the type of vessels required to service this market were similar in design to those operating in the U.S. Gulf of Mexico. In this regard, past practice has been for U.S. operators to retire vessels out of the Gulf of Mexico to work out their remaining useful lives in this market. In recent years, there has been pressure (most notably from Malaysia) to upgrade offshore support vessel capabilities by establishing limits on the age of vessels working in their waters and by encouraging construction of new vessels designed particularly to operate in this market.

     The Southeast Asia market differs country by country, but generally the competitive environment is characterized by a large number of small companies in contrast to many of the other major offshore exploration and production areas of the world where a few large operators dominate the market. Affiliations and joint ventures with local companies are necessary to maintain a viable marketing presence. Vessels in this market are smaller than in other areas. Yet, the varying weather conditions, annual monsoons and long distances between supply centers have allowed for a variety of vessel designs to compete in this market, each suited for a particular set of operating parameters. For certain situations, contracts in this market require very specialized vessels, and building specific vessels to contract is more common than in other markets. As a result, the competitive pressures from having a large number of smaller operators are lessened because vessels are not as easily interchangeable between different locations.

     Indonesia is the only significant member of OPEC in the region. Exploration activity in Indonesia has historically focused on oil exploration. Vessel demand in this country softened in 1992 as exploration activities were reduced while some of the major oil companies renegotiated their production royalty and tax structures. This reversed somewhat in 1993 and 1994 as some agreements were reached. However, in 1995 the oil companies pressed for further modifications to their production royalty and tax structures and reduced exploration budgets resulting in lower than expected activity in 1995, and only marginal improvement in 1996.

     The rapid economic growth for many countries in the Pacific Rim has resulted in increased demand for energy and a related increase in oil and gas exploration. Decisions by local governments to implement policies that will reduce dependence on energy supplies from the Middle East have stimulated additional interest in exploration in the region to avoid dependence on the traditional OPEC sources. Virtually every country in the region has known or potential reserves. However, exploration activity suffered during 1993 and 1994 when oil prices dipped and has been slow to recover. Budgets appear to be higher for 1997, but there has been a reduction in available drilling rigs as demand has accelerated faster in other areas of the world.

     Brazil. In May 1995, the Seapower returned to Brazil to begin working under a two year contract (which has now been extended through May 1999) with Petrobras. Brazil has traditionally been a high risk area due to its highly inflationary economy, changing political environment and harsh working environment. The country's offshore industry requires a large number of highly sophisticated vessels, and it is a large user of North Sea class vessels.

     Other Considerations. Historically, the expenditures necessary to maintain a vessel to satisfy international certification standards for vessels approaching twenty years of age have made it generally prohibitively expensive to continue to operate those vessels beyond that age. However, survey results on post-1985 built vessels now suggest that improvements in coating systems and materials lead to longer expected useful lives for these vessels. Depressed conditions in the offshore marine services industry in the mid to late 1980s and early 1990s limited the construction of new vessels, and as a result the normal replacement of older vessels has been substantially curtailed since 1983. The average age of the GulfMark Marine Business fleet is approximately 13 years. This fact, coupled with the low level of new vessel construction will give New GulfMark an advantageous marketing position with respect to certain of its competitors.

     Industry conditions, the availability of capital and other factors will play a part in determining whether New GulfMark will be able to maintain its fleet through extending the economic life of existing vessels or acquiring new or used vessels. If New GulfMark is unable to replace the vessels at the end of their economic useful lives, it could have an adverse effect on profitability.

     Customers, Charter Terms and Competition. The fleet's principal customers are major integrated oil companies and large independent oil and gas exploration and production companies working in international markets, as well as foreign government owned or controlled organizations. During 1996, as a result of multiple contracts in the ordinary course of business two customers accounted for 10% or more of total consolidated revenues: Aberdeen Services Company (North
Sea) Ltd. at 16% and Shell UK Exploration & Production Ltd. at 14%. The contracts with these customers were industry standard time charters with a wholly owned

U.K. subsidiary of New GulfMark, Gulf Offshore N.S., Ltd. The contracts involved various of New GulfMark's vessels for periods ranging from just a few days or months to, in one case, one year. The charters are generally not cancelable except for unsatisfactory performance by the vessel. The loss of a major customer could have a material adverse effect on New GulfMark's financial condition and results of operations until a replacement is obtained. As of February 26, 1997, ten of the fleet's owned and bareboat chartered vessels are on term charters with initial charter periods of one year or longer. Six are on charters of less than one year but over 30 days and seven of the vessels are on spot contracts (less than 30 days). Seven vessels are currently available for charter.

     Offshore supply vessel companies compete principally on the basis of suitability of equipment, price and service. Also in certain foreign countries, preferences are given to vessels owned by national companies. The GulfMark Marine Business has mitigated some of the impact of such preferences through affiliations and joint ventures with local companies.

     The fleet competes with approximately 20 similar companies in the North Sea market and numerous small and large competitors in the Southeast Asia market. Many of the competitors have greater financial resources than New GulfMark will have.

     Environmental and Government Regulation. All of the fleet's vessels are subject to various international conventions including certain safety environmental and construction standards. In addition, the countries under which the vessels are flagged require certain periodic inspections and drydock examinations. Generally surveys and inspections are performed by internationally recognized classification societies. Most of the owned vessels are flagged either in Panama, the United Kingdom or Malaysia. Among the more significant of the conventions applicable to the fleet are: (i) the International Convention for the Prevention of Pollution of the Sea, 1973, 1979 Protocol, (ii) the International Convention on the Safety of Life at Sea, 1974, 1978 and 1981/1983 Protocol, and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978. These regulations govern oil spills and other matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels. New GulfMark believes that it presently is in material compliance with the environmental laws and regulations to which its operations are subject. Neither GulfMark nor New GulfMark is a party to any pending proceeding or is aware of any threatened litigation or other judicial, administrative or arbitrable environmental proceeding which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of New GulfMark. However, the risks of incurring substantial compliance costs and liabilities and penalties for non-compliance are inherent in offshore marine service operations. There can be no assurance that significant costs, liabilities, and penalties will not be incurred by or imposed on New GulfMark in the future.

     Operational Risks and Insurance. The operation of offshore support vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and errors in navigation, all of which represent a threat to the safety of personnel and vessels under tow and other property, as well as the environment. All of the operations are in foreign waters and as such are subject to the usual risks inherent in doing business in foreign countries. Such risks include political changes, possible vessel seizure, company nationalization or other governmental actions, currency restrictions and revaluations and import/export restrictions, all of which are beyond the control of New GulfMark. Any of these events could result in revenue and casualty loss, increased costs and significant liability to third parties.

     The GulfMark Marine Business maintains various types of insurance that management considers to be adequate based on industry standards and the value of the fleet, including hull and machinery insurance for the vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution and other customary insurance. There can be no assurance, however, that such insurance coverage would be adequate to cover losses that New GulfMark may incur or that adequate insurance rates that New GulfMark considers commercially reasonable will continue to be available.

     Seasonality of Business. The operations of the fleet are subject to seasonal factors. Operations in the North Sea are generally at their highest level during the months from April to August and at their lowest levels during the winter months. Vessels operating in Southeast Asia are generally at their highest utilization rates during the months of May to August and at their lowest utilization rates during the monsoon season at the end of the year. In addition, operations may be affected by unusually long or short construction seasons due to, among other things, abnormal weather conditions.

     Employees. At December 31, 1996, the GulfMark Marine Business had 539 employees located in the United States, the United Kingdom and Southeast Asia. Through its contract with a crewing agency, it participates in collective bargaining arrangements with approximately 352 employees working on its North Sea vessels under agreements covering one to two year periods. The operation has no other collective bargaining agreements. Relations with the employees are considered satisfactory. To date operations of the Gulfmark Marine Business have never been interrupted by strikes or work stoppages.

     Properties. The principal executive offices for New GulfMark will be located in Houston, Texas, while operations will be headquartered in Lafayette, Louisiana. For local support, it will also have offices and warehouse facilities in the United Kingdom and Singapore. Each of these facilities is under lease. New GulfMark's operations generally do not require highly specialized facilities, and suitable facilities are generally available on a lease basis as required.

     Legal Proceedings. Various legal proceedings and claims that arise in the ordinary course of business may be instituted or asserted against GulfMark and New GulfMark relating to the offshore marine services operations. Although the outcome of litigation cannot be predicted with certainty, management believes, based on discussions with its legal counsel and in consideration of reserves recorded, that the outcome of these legal actions will not have a material adverse effect upon the consolidated financial position and results of operations of New GulfMark.

     Pursuant to the terms of the Distribution Agreement and the Merger Agreement, if the Transactions are consummated, New GulfMark will assume responsibility for all past and future claims and litigation against GulfMark stemming from the offshore marine services operations and all past claims and litigation in respect of the Retained Assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of New GulfMark assumes the stockholders of GulfMark have approved the Proposals and the Transactions have been consummated. This information should be read in conjunction with New GulfMark's Consolidated Financial Statements and related notes thereto included in this Joint Proxy Statement/Prospectus. See also "New GulfMark Selected Financial Data".

     Liquidity and Capital Resources. At December 31, 1996, New GulfMark had $17.2 million in cash and cash equivalents as compared to $5.1 million at December 31, 1995. Investing and financing activities provided $2.6 million in cash and cash equivalents in the twelve month period ended December 31, 1996, and $8.5 million of cash and cash equivalents was generated by operations. This compared to $3.7 million used for investing and financing activities and $6.4 million generated by operations for the same period in 1995.

     New GulfMark contracted with a shipyard in Norway for the construction of two UT 755 design vessels for deployment in the North Sea. Delivery of the first vessel, the Highland Piper, was made March 15, 1996. The second vessel named the Highland Drummer was delivered January 3, 1997. New GulfMark made the final payment on the Highland Piper and interim construction payments on the Highland Drummer totalling $11,508,000 during 1996 and a final payment on the Highland Drummer of $12,850,000 in 1997. Funding of $7,254,000 in 1997 was provided by additional borrowings under existing credit facilities.

     On August 2, 1996, New GulfMark purchased six offshore supply vessels from Maritime (Pte) Limited which operated in Southeast Asia. Funding for this acquisition was provided through a new $7,000,000 facility with a bank and a drawdown available under existing facilities. The new facility requires ten semi-annual payments beginning in 1997.

     New GulfMark has entered into a contract with a shipyard to construct an enhanced UT 755 design, supply vessel at a price of approximately $18 million denominated in Norwegian Kroner. The new ship will be a modified version of New GulfMark's recently delivered Highland Piper (March 1996) and Highland Drummer (January 1997). This vessel, scheduled for delivery in the first quarter of 1998, will be available to participate in the growing demand for deep water, remotely operated vehicle
(ROV) support, standard supply duties and specialized services in the North Sea. New GulfMark is required to make interim construction payments of $.9 million in 1996 and $2.7 million in 1997. Final payment is due upon delivery of the vessel. New GulfMark anticipates financing the cost of the vessel through additional borrowings and existing funds. Subsequent to year end, the Company entered into a contract to hedge approximately $13.9 million of the Norwegian Kroner commitment against unfavorable fluctuations in the Sterling to Kroner exchange rates. Upon delivery, any gain or loss will be included in the cost of the vessel.

     During the year ended December 31, 1996, expenditures for scheduled drydockings of vessels were $1,230,000 and $57,000 for vessel upgrades and modifications. New GulfMark estimates that capital and maintenance expenditures, excluding any expenditures to build or acquire additional vessels, will be approximately $2.8 million for 1997, of which $2.2 million is related to scheduled drydockings.

     At January 31, 1997, New GulfMark had outstanding debt of $63.2 million borrowed under various facilities. These facilities are secured by preferred ship mortgages on nineteen of New GulfMark's vessels and assignments of such vessels' earnings. Interest on the borrowings accrues at rates between LIBOR plus 1 1/4% and LIBOR plus 2 1/4% per annum. Scheduled debt repayments are expected to total $9.3 million for 1997. The loan facility agreements place certain restrictions on the ability of the subsidiaries subject to these agreements to pay dividends. As of January 31, 1997, New GulfMark could borrow up to $2.0 million under its short-term credit facility.

     Substantially all of New GulfMark's tax provision is for deferred taxes. The net operating loss available in the United Kingdom is primarily the result of accelerated depreciation allowances under United Kingdom tax law.

     New GulfMark intends to undertake an offering of New GulfMark Common Stock within one year. It is anticipated that such an offering would seek to raise at least $20 million in net proceeds through the issuance of up to 950,000 shares of New GulfMark Common Stock. The net proceeds of such an offering would be used to expand New GulfMark's offshore marine fleet, retire indebtedness and for general corporate purposes. Although there can be no assurance that such an offering will be successful or as to the timing of such an offering, New GulfMark intends to pursue such an offering unless New GulfMark's Board of Directors determines that based on unforeseen circumstances such an offering would not yield to New GulfMark at least $20 million from the issuance of approximately 950,000 shares of New GulfMark Common Stock.

     New GulfMark believes that current reserves of cash and short-term investments, cash flows from operations and access to various credit arrangements will provide sufficient resources to finance internal operating requirements. New GulfMark will, however, actively seek further investment opportunities. Such investments may require the expenditure of significant resources, either in cash, notes, stock or a combination thereof.

     Results of Operations. The demand and pricing for the services of New GulfMark is substantially dependent on worldwide levels of exploration and production of oil and gas. Exploration and development activity is in turn largely dependent upon prevailing oil and natural gas prices. Prices for oil and natural gas have historically been extremely volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas, domestic and worldwide economic conditions and political instabilities in the oil producing countries.

     During 1994, world oil prices declined to their lowest level since the end of the Iraqi war. The decline in prices related to a number of factors, including a continued sluggish world economy, an inability of OPEC to reach an agreement on production levels and prices and uncertainty surrounding the resumption of Iraqi oil exports. This decline in oil prices affected the demand for offshore marine services, including those provided by New GulfMark. Oil prices recovered somewhat and stabilized in 1995 and natural gas prices in the United States improved during the course of 1995. However, gas prices in the United Kingdom dropped significantly and led to reduced activity in the Southern sector of the North Sea. In 1996, several factors, including exceptionally cold weather in a wide area encompassing North America, Europe and Asia; continued strong economic growth, particularly in the Pacific Rim countries and low beginning inventories converged to produce dramatically stronger oil prices which have driven a now sixteen month long surge in offshore drilling and production activity. The surge has been particularly evident in the U.S. Gulf of Mexico as well as in the North Sea. The southeast Asia region has been less impacted because of an exodus of quality drilling units from this area early in the surge. Results for 1997 will continue to be affected by price levels for oil and natural gas and other influences on exploration and development, in particular in the North Sea and Southeast Asia.

     Year Ended December 31, 1996 compared to Year Ended December 31, 1995.

     Revenues and operating income for the twelve months ended December 31, 1996 were $34,749,000 and $9,035,000 compared to $27,233,000 and $2,892,000, respectively for the comparable period in 1995. Improvements in revenue are primarily attributable to the addition of two vessels to the North Sea Fleet: the newly constructed Highland Piper (delivered in March 1996) and the Highland Warrior (previously under bareboat charter and purchased in December 1995). Results were also favorably impacted by an upturn in the North Sea spot market day rates late in the period as well as the August 1996 acquisition of six offshore supply vessels in Southeast Asia. Operating income benefitted from reduced depreciation resulting from New GulfMark's change (effective January 1, 1996) in its estimate of vessel useful lives from 20 years to 25 years. Revenues and average number of owned vessels by region and segment compared as follows (in thousands):

                                                                 FAR       BRAZIL
                                                  EUROPE         EAST     AND OTHER     TOTAL
                                             ----------------   ------    ---------    -------
                                             (PRIMARILY U.K.)
1996:
  Revenues.................................      $25,552        $7,732     $1,465      $34,749
  Average* number of owned vessels.........            8             9          1           18
1995:
  Revenues.................................      $20,176        $6,142     $  915      $27,233
  Average* number of owned vessels.........            6             5          1           12

---------------

* Adjusted for part year availability.

     In addition to the variable expenses associated with the operation of the New GulfMark fleet, New GulfMark also incurs fixed charges to depreciate its vessels and amortize certain other assets, including deferred drydocking costs. Depreciation and amortization for 1996 was $5,013,000, compared to $5,472,000 for 1995. This decrease is due to the change in estimated useful lives and was partially offset by the addition of new vessels.

     Year Ended December 31, 1995 compared to Year Ended December 31, 1994.

     Revenues decreased slightly from $27,692,000 in 1994 to $27,233,000 in 1995 while operating income declined from $3,813,000 in 1994 to $2,892,000 in 1995 as earnings in the Southeast Asia region decreased between 1994 and 1995. Revenues and average number of owned vessels by region compared as follows (in thousands):

                                                                 FAR       BRAZIL
                                                  EUROPE         EAST     AND OTHER     TOTAL
                                             ----------------   ------    ---------    -------
                                             (PRIMARILY U.K.)
1995:
  Revenues.................................      $20,176        $6,142     $  915      $27,233
  Average* number of owned vessels.........            6             5          1           12
1994:
  Revenues.................................      $18,685        $8,178     $  829      $27,692
  Average* number of owned vessels.........            6             6          1           13

---------------

* Adjusted for partial year availability.

     Revenues and operating income for the North Sea region improved somewhat due to a combination of improved dayrates and utilization rates. The decline in revenues and earnings for Southeast Asia is due primarily to lower utilization rates as well as the lack of earnings from the Seawind which was sold in late 1994.

     Interest expense increased from $2,408,000 in 1994 to $2,801,000 in 1995 as the result of higher overall interest rates and the writeoff of certain loan costs on debt which was refinanced through a new facility with a different bank. Other income in 1994 included a gain of $842,000 from the sale of the Highland Sentinel.

     In addition to variable expenses associated with the operation of New GulfMark's fleet, New GulfMark will also incur fixed charges to depreciate its vessels and amortize certain other assets, including deferred drydocking costs. Depreciation and amortization for 1995 was $5,472,000, representing an increase of $407,000 from 1994. This increase was due to increased drydocking amortization expense.

     New GulfMark's effective tax rate decreased to 19.8% in 1995 as compared to 39.8% in 1994. This decrease was primarily due to a decrease in foreign losses for which no corresponding tax benefit was available.

     Currency Fluctuations and Inflation. A significant portion of the operations of New GulfMark are overseas, therefore it is potentially exposed to currency fluctuations and exchange rate risks. Charters for vessels in the North Sea fleet are primarily denominated in British Pounds Sterling ("Sterling") and substantially all the operating costs are in Sterling. North Sea operations generated $25.6 million in revenues, $9.8 million in operating income and $9.9 million of cash flows from operations for the year ended December 31, 1996. In 1996 the Sterling/Dollar exchange rate ranged from a high of L = U.S.$1.71 to a low of L = U.S.$1.49 for an average of L = U.S.$1.56 for the year. As of February 26, 1997, the Sterling/Dollar exchange rate was L = U.S.$1.63. New GulfMark hedged the effect on cash flows of these fluctuations in the Sterling/Dollar exchange rates through Sterling denominated borrowings that account for 81% or $48.7 million of total debt and represented $4.4 million or all of the debt repayments made in 1996.

     Reflected in the accompanying balance sheet for December 31, 1996, is a ($434,000) cumulative translation adjustment primarily relating to the lower Sterling exchange rate as of December 31, 1996 in comparison to the exchange rate when New GulfMark invested capital in its United Kingdom subsidiaries. Changes in the cumulative translation adjustment are non-cash items that are primarily attributable to investments in vessels and are partially offset by the Sterling denominated debt in the North Sea.

     Several of New GulfMark's Southeast Asia charters were denominated in Malaysian ringgits as were a portion of the operating costs. Cash flows for this currency were approximately $1.6 million. Malaysian currency rates have been relatively stable in recent years, with the exchange rate for ringgits to U.S. dollars averaging M$ = U.S.$0.40 during 1996 and the high and low during the year ranging within 3% of this average. Therefore, GulfMark does not currently hedge this currency. Where currency risks are high, as in Brazil, New GulfMark accepts only a small percentage of charter hire in local currency and the remainder is paid in U.S. dollars.

     To date, general inflationary trends have not had a material effect on the operating revenues or expenses of New GulfMark.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which was effective for New GulfMark on January 1, 1996. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill, and how to measure such impairment. Adoption of SFAS No. 121 did not have any effect on New GulfMark's consolidated financial statements.

DIRECTORS

     The Board of Directors of New GulfMark following the Transactions is expected to be identical to the Board of Directors of GulfMark prior to the Transactions with the addition of one new director, Bruce A. Streeter. It is expected that GulfMark, as the sole stockholder of New GulfMark prior to the Transactions, will elect each of the following GulfMark directors and Mr. Streeter, to serve as directors of New GulfMark and such persons will cease to be directors of GulfMark upon consummation of the Merger. It is anticipated that the directors will serve on the same committees as they served on GulfMark's Board of Directors. Unless otherwise indicated, (i) the business address for each person listed below is GulfMark International, Inc., 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414, and (ii) each individual listed below is a citizen of the United States. The directors will serve until the 1997 Annual Meeting of New GulfMark and until their respective successors are elected and qualified.

                                                                 YEAR FIRST
                                                               BECAME DIRECTOR
     NAME                                               AGE     (OF GULFMARK)
     ----                                               ---    ---------------
David J. Butters......................................  56          1989
Norman G. Cohen.......................................  74          1972
Marshall A. Crowe.....................................  75          1978
Louis S. Gimbel, 3rd..................................  67          1970
Robert B. Millard.....................................  46          1989
Bruce A. Streeter.....................................  48           N/A

     David J. Butters is Chairman of the Board and is a member of the Executive, Audit and Compensation Committees. He is a Managing Director of Lehman Brothers, an investment banking firm and division of Lehman Brothers, Inc. ("Lehman Brothers"), which is a subsidiary of Lehman, where he has been employed for more than the past five years. Mr. Butters is currently Chairman of the Board of EVI, a director of Anangel-American Shipholdings, Ltd., and a member of the Board of Advisors of Energy International, N.V.

     Norman G. Cohen is Chairman of the Audit and Compensation Committees. He has served as President of Norman G. Cohen, Inc., consultants and mortgage lenders, for more than five years and is a director of Brewster Wallcovering Co., Randolf, Massachusetts. Mr. Cohen is a partner in Orie Co., a private investment company, and former Chairman of the National Parks and Conservation Association.

     Marshall A. Crowe serves as a member of the Audit Committee. Since January 1978, Mr. Crowe has served as President of M. A. Crowe Consultants, Inc., providing consulting services in the energy and financial fields. For four years prior thereto, he was Chairman of the National Energy Board of Canada and was previously Chairman of the Board of Canada Development Corporation, which was engaged in the business of making equity investments in Canadian enterprises. Mr. Crowe is also of counsel at Johnston & Buchan, barristers and solicitors, Ottawa, Canada. Mr. Crowe is a Canadian citizen.

     Louis S. Gimbel, 3rd is a member of the Executive Committee. He is President, Chief Executive Officer and a Director of S. S. Steiner, Inc. and President and Chairman of the Board of Hops Extract Corporation and Co-Manager of Stadelman Fruit LLC. He has been employed by S. S. Steiner, Inc. for more than the past five years. S. S. Steiner, Inc. is engaged in the farming, trading, processing, importing and exporting of hops and other specialty crops.

     Robert B. Millard is a member of the Executive and Compensation Committees. He is a Managing Director of Lehman Brothers, where he has been employed for more than the past five years. Mr. Millard also serves as a director of EVI.

     Bruce A. Streeter is expected to be elected as a new director of New GulfMark. Mr. Streeter was elected President and Chief Operating Officer of New GulfMark in January 1997. Mr. Streeter was elected President of GulfMark's Marine Division in November 1990 and has continued in that capacity up to the present. Prior to November 1990, he was with Offshore Logistics, Inc. for a period of twelve years serving in a number of capacities including General Manager Marine Division.

COMMITTEES AND MEETINGS OF DIRECTORS

     The Standing Committees of the Board of Directors of New GulfMark will be identical to the Standing Committees of the Board of Directors of GulfMark and will include an Executive Committee, an Audit Committee and a Compensation Committee. The function of each of these three committees is described and the members of each are listed below. During the year ended December 31, 1996, the Board of Directors of GulfMark met five times, the Audit Committee met two times, and the Compensation Committee met twice. During 1996, each director attended 100% of the combined GulfMark Board of Directors meetings and meetings of committees of the Board on which he served except Mr. Gimbel who attended 80% of such meetings.

     Messrs. Butters, Cohen and Crowe are the current members of the Audit Committee. The Audit Committee makes recommendations to the Board concerning the selection and discharge of GulfMark's independent auditors, reviews professional services performed by the auditors, the plan and results of their audit engagement and the fees charged for audit and non-audit services by the auditors and evaluates GulfMark's system of internal accounting controls.

     Messrs. Butters, Cohen and Millard are the current members of the Compensation Committee, the principal function of which is to recommend to the Board of Directors the salaries to be paid to the officers of GulfMark and administer compensation and benefit plans of GulfMark.

     Messrs. Butters, Gimbel and Millard are the current members of the Executive Committee, which acts on behalf of the Board between regularly scheduled meetings of the Board of Directors.

     GulfMark has no standing Nominating Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of GulfMark is or was an officer or employee of GulfMark or had any relationship requiring disclosure under applicable rules, except that Mr. Butters has a retainer arrangement with GulfMark, pursuant to which Mr. Butters receives a retainer of $6,250 per month for serving as Chairman of the Board of GulfMark. In 1996, Mr. Butters received $90,500 in director fees and retainers from GulfMark.

DIRECTOR COMPENSATION

     Each non-employee director of New GulfMark is paid $1,000 for each meeting of the Board of Directors and $500 for each Committee meeting of the Board of Directors he attends. In addition, a $2,000 retainer is paid to each non-employee director of New GulfMark for each quarter of the year in which such director serves as a director. GulfMark has a retainer arrangement with Mr. Butters pursuant to which he receives a retainer of $6,250 per month for serving as Chairman of the Board. Each of these director compensation arrangements will be assumed by New GulfMark following the Distribution. Total compensation paid in 1996 to the non-employee directors, including director fees and retainers, was $90,500 for Mr. Butters, $16,000 for Mr. Cohen, $15,000 for Mr. Crowe, $12,500 for Mr. Gimbel and $13,000 for Mr. Millard. In addition, GulfMark furnishes Messrs. Cohen, Crowe and Gimbel with a $250,000 life insurance policy. Premiums paid during 1996 for such policies were $12,757 for Mr. Cohen, $15,428 for Mr. Crowe and $6,805 for Mr. Gimbel.

     The Board of Directors of GulfMark maintains the Director Plan. New GulfMark has agreed to assume the Director Plan as of the date the Distribution becomes effective. If the Plan Amendment Proposals are adopted, the number of shares subject to, and the option exercise price of each outstanding option issued pursuant to the Director Plan will be adjusted to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to the market value per share. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy -- Amended and Restated 1993 Non-Employee Director Stock Option Plan".

     On December 8, 1993, each of New GulfMark's current directors received options to purchase 5,000 shares of GulfMark Common Stock under GulfMark's Director Plan having an exercise price of $14.75 per share. On March 18, 1996, each of New GulfMark's current directors received options to purchase

5,000 shares of GulfMark Common Stock having an exercise price of $26.375 per share. Pursuant to the Director Plan, each non-employee director will receive options to purchase 10,000 shares of New GulfMark Common Stock at an exercise price equal to the fair market value of such shares of New GulfMark Common Stock on the date of grant, upon his re-election as a director at the New GulfMark Annual Stockholders meetings in 1999, 2002 and 2005.

     In 1988, GulfMark adopted the GulfMark Stock Option Policy, under which each non-employee director of GulfMark as of the time of such adoption and each future non-employee director of GulfMark was granted options to purchase an aggregate of 5,000 shares of Common Stock. Each of GulfMark's current directors has received options under this arrangement, with the options granted to Messrs. Crowe, Cohen and Gimbel having an average exercise price of $8.63 per share and the options granted to Messrs. Butters and Millard having an average exercise price of $16.50 per share. New GulfMark has agreed to assume the outstanding stock options issued pursuant to this policy. See "GulfMark Stock Option Plans and GulfMark Stock Option Policy -- 1988 Non-Employee Director Option Policy".

EXECUTIVE OFFICERS AND COMPENSATION

     The executive officers of New GulfMark following the Transactions will be substantially similar to the executive officers of GulfMark. It is expected that prior to the Merger each of the GulfMark Executive Officers listed below will be elected to the position in New GulfMark set forth opposite his name below and at the Effective Time, each such person will cease to be an officer of GulfMark. Executive officers of New GulfMark will serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. The following are executive officers and key employees of GulfMark, who serve at the discretion of the Board of Directors. Mr. Streeter, previously President over GulfMark's primary operating segment, the Gulf Offshore Marine Division, will serve as President of New GulfMark. Mr. Leech was not formerly an executive officer of GulfMark but will serve as a Vice President of New GulfMark.

           NAME                                  POSITION                         AGE
           ----                                  --------                         ---
Bruce A. Streeter..........  President and Chief Operating Officer                48
Frank R. Pierce............  Executive Vice President, Secretary and Treasurer    47
John E. Leech..............  Vice President                                       44
Kevin D. Mitchell..........  Controller and Assistant Secretary                   28

     Bruce A. Streeter was elected President of GulfMark's Marine Division in November 1990 and has continued in that capacity up to the present. Prior to November 1990 he was with Offshore Logistics, Inc. for a period of twelve years serving in a number of capacities including General Manager Marine Division. Mr. Streeter was elected President and Chief Operating Officer of New GulfMark in January 1997.

     Frank R. Pierce was elected Executive Vice President, Secretary and Treasurer of GulfMark in December 1990 and has been employed with GulfMark since July 1987 serving as its Vice President, Finance. In addition, he served as Director and Vice President, Finance of Energy Ventures, Inc. until 1990. Prior to July 1987, he was with Daniel Industries, Inc., a supplier of fluid measurement products and systems to energy companies, for nine years, where he served as Controller. Mr. Pierce was elected Executive Vice President, Secretary and Treasurer of New GulfMark in January 1997.

     John E. Leech was elected Vice President of New GulfMark in January 1997. Prior to that, he served as Vice President of GulfMark's Marine Division from its formation in November 1990. Prior to November, 1990, Mr. Leech was with Offshore Logistics, Inc. for a period of fifteen years serving in a number of capabilities including Manager Domestic Operations and International Operations Manager.

     Kevin D. Mitchell was elected Controller and Assistant Secretary of GulfMark in September 1996. Prior to that, he served as controller for one year with E-Stamp Corporation, a start-up software company, having previously completed six years with Arthur Andersen LLP, a major public accounting firm. Mr. Mitchell was elected Controller and Assistant Secretary of New GulfMark in January 1997.

     The aggregate compensation paid by GulfMark for services rendered during the last three years in all capacities to the highest paid executive officers whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 1996 was as follows:

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                              ANNUAL COMPENSATION            COMPENSATION
                                      ------------------------------------   ------------
                                                                                AWARDS
                                                                             ------------
                                                                OTHER         SECURITIES
          NAME AND                                             ANNUAL         UNDERLYING     ALL OTHER
     PRINCIPAL POSITION        YEAR    SALARY     BONUS    COMPENSATION(1)     OPTIONS      COMPENSATION
     ------------------        ----   --------   -------   ---------------   ------------   ------------
Bruce A. Streeter              1996   $175,000   $75,000       $   --           8,000          $2,848(2)
  President, Gulf Offshore     1995    140,000    70,000           --              --           2,765
  Marine Division(3)           1994    135,000    50,000           --              --           2,708
Frank R. Pierce                1996    135,000    25,000           --           2,000           1,755(2)
  Executive Vice President,    1995    130,000    15,000           --              --           1,706
  Secretary, and               1994    125,000     8,000           --              --           1,663
  Treasurer
John E. Leech(4)               1996    120,000    50,000           --           4,000          $2,623(2)
  Vice President               1995    110,000    45,000           --              --           2,550
                               1994    105,000    35,000           --              --           2,525

---------------

(1) Other annual compensation excludes perquisites and other benefits because the aggregate amount of such compensation was less than 10% of the combined total for salary and bonus.

(2) Includes matching contributions made by GulfMark pursuant to its 401(k) savings plan of $1,900, $1,755 and $1,875 for Messrs. Streeter, Pierce and Leech, respectively, and premiums associated with a $500,000 split-dollar life insurance policy of $948 and $748 for Messrs. Streeter and Leech, respectively.

(3) Mr. Streeter is currently the president of GulfMark's Marine Division. He was elected president and chief operating officer of New GulfMark in January 1997. It is expected that Mr. Streeter will be elected as a director of New GulfMark.

(4) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

     GulfMark entered into an employment contract with Mr. Streeter on January 1, 1994, which provided for a salary of at least $135,000 per year until December 31, 1996. The contract further provided that in the event employment was terminated, Mr. Streeter would have continued to receive the base salary and other benefits until December 31, 1996, except in the event of resignation by Mr. Streeter, termination due to Mr. Streeter's death or total and permanent disability or termination by GulfMark for "cause", as defined in the employment contract. This employment contract has now expired, but it is likely New GulfMark will enter into a similar arrangement with Mr. Streeter. Mr. Leech also had an employment contract with GulfMark which expired December 31, 1996. The contract provided for an annual salary of at least $105,000. It is anticipated that New GulfMark will also enter into a similar contract with Mr. Leech.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                        POTENTIAL
                                       INDIVIDUAL GRANTS                                           REALIZABLE VALUE AT
-----------------------------------------------------------------------------------------------      ASSUMED ANNUAL
                                      NUMBER OF        % OF TOTAL                                 RATES OF STOCK PRICE
                                     SECURITIES       OPTIONS/SARS                                    APPRECIATION
                                     UNDERLYING        GRANTED TO       EXERCISE                     FOR OPTION TERM
                                   OPTIONS/SARS(1)     EMPLOYEES        OR BASE      EXPIRATION   ---------------------
      NAME                           GRANTED(#)      IN FISCAL YEAR   PRICE ($/SH)      DATE       5% ($)      10% ($)
      ----                         ---------------   --------------   ------------   ----------   ---------   ---------
Bruce A. Streeter................       8,000             47.1%         $26.375       03-18-06     $132,697    $336,280
Frank R. Pierce..................       2,000             11.8%          26.375       03-18-06       33,174      84,070
John E. Leech(2).................       2,000             11.8%          26.375       03-18-06       33,174      84,070
John E. Leech(2).................       2,000             11.8%           39.00       09-05-06       49,054     124,312

---------------

(1) One-third of the options granted became exercisable at each of one year, two years and three years, respectively, from the date of grant.

(2) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

     The following table presents the total number of options to purchase GulfMark Common Stock held by the named executive officers of GulfMark at December 31, 1996:

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                              NUMBER OF
                                                                             SECURITIES          VALUE OF
                                                                             UNDERLYING         UNEXERCISED
                                                                             UNEXERCISED       IN-THE-MONEY
                                                   SHARES                  OPTIONS/SARS AT    OPTIONS/SARS AT
                                                  ACQUIRED                 FISCAL YEAR END    FISCAL YEAR END
                                                     ON         VALUE       EXERCISABLE/       EXERCISABLE/
      NAME                                        EXERCISE   REALIZED(1)    UNEXERCISABLE    UNEXERCISABLE(2)
      ----                                        --------   -----------   ---------------   -----------------
Bruce A. Streeter.....................,,,,,,,,,,     --        $    --       5000/8000       $215,000/$253,000
Frank R. Pierce.................................    900         46,350       9100/2000       $437,200/$ 63,250
John E. Leech(3)......................,,,,,,,,,,     --             --       5000/4000       $215,000/$101,250

---------------

(1) Value based on difference in market value on date of exercise and exercise price.

(2) Value based on difference in market value of GulfMark Common Stock on December 31, 1996 and exercise price. The actual value, if any, of the unexercised options will be dependent upon the market price of the Common Stock at the time of exercise.

(3) Mr. Leech is a non-executive officer of GulfMark but was elected as a vice president of New GulfMark in January 1997 and will be named as an executive officer of New GulfMark.

                    DESCRIPTION OF GULFMARK RETAINED ASSETS

     The GulfMark Retained Assets consist of (i) 2,235,572 shares of EVI Common Stock, (ii) Ercon, (iii) a 33% minority interest in American Independent Oil Company (having a book value of approximately $109,000 and (iv) the original tax, accounting and other corporate records of GulfMark.

     Ercon offers a variety of turnkey erosion control services and installations including, problem analysis, field surveys, engineering design, permit acquisition, material procurement and installation. Site specific systems are designed to protect property such as pipelines, railroads, buildings, highways, marinas, beaches and fiber optic cable systems. Each project is reviewed to determine the most cost-effective and technically acceptable technique for the particular job based on engineering analysis, research and prior experience. Projects typically take three weeks to three months to complete and are secured generally through fixed price bids.

     A significant portion of Ercon's work is related to protection of waterway crossings for pipeline transmission firms, railroads, utilities, state highway departments and major oil companies. When soil erosion causes pipeline exposure on a creek crossing or riverbed, relocating or lowering the pipeline can be very costly, and may provide only a temporary solution to a potentially dangerous problem. Ercon's proprietary erosion control techniques offer long-term protection at substantial cost-savings by eliminating pipe relocation. Additionally, there is no downtime or production loss as Ercon's systems allow the line to remain in operation throughout the installation process. A similar cost-benefit relationship applies to highway and railroad bridges.

     Ercon seeks to design new products and techniques to address site-specific problems for erosion control. Several patents have been granted covering methods and systems including a "variable permeability" palisade system to control water velocity adjacent to eroding river banks.

     Ercon's business is moderately seasonal since many of its products and systems are installed under field conditions, and projects can be impacted by inclement weather.

               DESCRIPTION OF EVI AND NEW GULFMARK CAPITAL STOCK

EVI

     EVI's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $1.00 per share, and 3,000,000 shares of Preferred Stock, par value $1.00 per share ("EVI Preferred Stock"). At March 17, 1997, 22,964,625 shares of EVI Common Stock were outstanding. In addition, at March 17, 1997, there were 1,525,268 shares of EVI Common Stock reserved for issuance pursuant to EVI's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan, Amended and Restated Non-Employee Director Stock Option Plan and restricted stock plan for foreign key employees, of which 900,268 shares of EVI Common Stock were reserved for issuance upon exercise of outstanding options. At March 17, 1997, there were no shares of EVI Preferred Stock issued or outstanding. The holders of shares of EVI Common Stock are not liable to further calls or assessments by EVI. The description below is a summary of and is qualified in its entirety by the provisions of EVI's Restated Certificate of Incorporation as currently in effect.

     Subject to the rights of the holders of any outstanding shares of EVI Preferred Stock and those rights provided by law, (i) dividends may be declared and paid or set apart for payment upon the EVI Common Stock out of any assets or funds of EVI legally available for the payment of dividends and may be payable in cash, stock or otherwise, (ii) the holders of EVI stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote and (iii) upon the voluntary or involuntary liquidation, dissolution or winding up of EVI, the net assets of EVI will be distributed pro rata to the holders of the EVI Common Stock in accordance with their respective rights and interests to the exclusion of the holders of any outstanding shares of EVI Preferred Stock.

     Although the holders of the EVI Common Stock are generally entitled to vote for the approval of amendments to EVI's Restated Certificate of Incorporation, the voting rights of the holders of the EVI

Common Stock are limited with respect to certain amendments to EVI's Restated Certificate of Incorporation that affect only the holders of the EVI Preferred Stock. Specifically, subject to the rights of any outstanding shares of any series of EVI Preferred Stock, EVI's Restated Certificate of Incorporation provides that it may be amended from time to time in any manner that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of EVI Preferred Stock then outstanding with the only required vote or consent for approval of such amendment being the affirmative vote or consent of the holders of a majority of the outstanding shares of the series of EVI Preferred Stock so affected, provided that the powers, preferences and rights and the qualifications and limitations or restrictions of such series after giving effect to such amendment are no greater than the powers, preferences and rights and qualifications and limitations or restrictions permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares of EVI Preferred Stock pursuant to the authority vested in the Board of Directors as to such matters.

     Holders of the EVI Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of EVI. Holders of the EVI Common Stock have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future. EVI is currently subject to certain prohibitions on the declaration and payment of cash dividends on the EVI Common Stock under the terms of the EVI Senior Notes and EVI's existing credit facilities. Under the most restrictive of these credit facilities, EVI is limited in the amount of dividends, distributions and other restricted payments that it may make to $133 million as of December 31, 1996. See "Price Range of Common Stock and Dividend Policy".

     The EVI Preferred Stock may be issued from time to time in one or more series, with each such series having such powers, preferences and rights and qualifications and limitations or restrictions as may be fixed by EVI's Board of Directors pursuant to the resolution or resolutions providing for the issuance of such series.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by EVI of stock or any transaction from which the director derived an improper personal benefit. EVI's Restated Certificate of Incorporation provides that EVI's directors are not liable to EVI or its stockholders for monetary damages for breach of their fiduciary duty, subject to the above described exceptions specified by Delaware law.

     As a Delaware corporation, EVI is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. EVI has approved the acquisition by GulfMark and Lehman of the shares of EVI Common Stock owned by them under Section 203 and GulfMark and Lehman are therefore not subject to the restrictions under Section 203.

     The Registrar and Transfer Agent for the EVI Common Stock is American Stock Transfer and Trust Company, New York, New York.

NEW GULFMARK

     New GulfMark's authorized capital stock consists of (i) 17,000,000 shares of New GulfMark Common Stock, par value $.01 per share, and (ii) 2,000,000 shares of Preferred Stock, with no par value ("New GulfMark Preferred Stock"), of which a number of shares of New GulfMark Common Stock will be issued in the Distribution equal to two times the number of shares of GulfMark Common Stock outstanding on the Distribution Record Date. In addition, on the Distribution Record Date, there will be shares of New GulfMark Common Stock reserved for issuance pursuant to the Director Plan, the Employee Plan and the GulfMark Stock Option Policy. At the Distribution Record Date, there will be no shares of New GulfMark Preferred Stock issued or outstanding. The holders of shares of New GulfMark Common Stock will not be liable to further calls or assessments by New GulfMark. The description below is a summary of and is qualified in its entirety by the provisions of New GulfMark's Certificate of Incorporation as currently in effect.

     Subject to the rights of the holders of any outstanding shares of New GulfMark Preferred Stock and those rights provided by law, (i) dividends may be declared and paid or set apart for payment upon the New GulfMark Common Stock out of any assets or funds of New GulfMark legally available for the payment of dividends and may be payable in cash, stock or otherwise, (ii) the holders of New GulfMark Common Stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote and
(iii) upon the voluntary or involuntary liquidation, dissolution or winding up of New GulfMark, the net assets of New GulfMark will be distributed pro rata to the holders of the New GulfMark Common Stock in accordance with their respective rights and interests to the exclusion of the holders of any outstanding shares of New GulfMark Preferred Stock.

     Holders of the New GulfMark Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of New GulfMark. Holders of the New GulfMark Common Stock have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future. It is possible that New GulfMark may be subject to certain prohibitions on the declaration and payment of cash dividends on the New GulfMark Common Stock under the terms of New GulfMark's credit facilities. The existing credit facilities of GulfMark, however, only restrict payment of dividends to GulfMark from certain operating subsidiaries. See "Price Range of Common Stock and Dividend Policy".

     The New GulfMark Preferred Stock may be issued from time to time in one or more series, with each such series having such powers, preferences and rights and qualifications and limitations or restrictions as may be fixed by New GulfMark's Board of Directors pursuant to the resolution or resolutions providing for the issuance of such series.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. New GulfMark's Certificate of Incorporation provides that New GulfMark's directors are not personally liable to New GulfMark or its stockholders for monetary damages for breach of their fiduciary duty to the full extent permitted by Delaware law.

     As a Delaware corporation, New GulfMark is subject to Section 203 of the DGCL. New GulfMark intends to approve Lehman's acquisition of New GulfMark Common Stock received in the Distribution.

     The Registrar and Transfer Agent for the New GulfMark Common Stock is American Stock Transfer and Trust Company, New York, New York.

             COMPARATIVE RIGHTS OF STOCKHOLDERS OF EVI AND GULFMARK

     The rights of holders of GulfMark Common Stock are currently governed by Delaware law, GulfMark's Certificate of Incorporation, as amended, and GulfMark's By-laws, as amended. Upon consummation of the Merger, holders of GulfMark Common Stock will become holders of EVI Common Stock, and their rights as holders of EVI Common Stock will be governed by Delaware law and EVI's Restated Certificate of Incorporation and By-laws. Set forth below is an explanation of material differences between the rights of holders of GulfMark Common Stock and rights of holders of EVI Common Stock.

SPECIAL VOTE REQUIRED FOR CERTAIN COMBINATIONS

     Section 203 of the DGCL applies to EVI and GulfMark. Although EVI is subject to Section 203, the Merger with GulfMark is not prohibited by Section 203 because the Board of Directors of EVI previously approved the transactions in which each of GulfMark and Lehman became an "interested stockholder" of EVI Common Stock.

VOTE REQUIRED FOR CORPORATE TRANSACTIONS AND OTHER MATTERS

     Under the DGCL, an amendment to a corporation's certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class unless the corporation's certificate of incorporation provides for a higher percentage. The DGCL also provides that the holders of a majority of the outstanding stock of the corporation entitled to vote thereon may approve an agreement of merger or consolidation or the dissolution of a corporation.

     Article Twelfth of GulfMark's Certificate of Incorporation states that the Certificate of Incorporation may be amended as prescribed by statute. Under the DGCL, such amendment requires the affirmative vote of the holders of a majority of the outstanding GulfMark Common Stock. Article Fourth of GulfMark's Certificate of Incorporation requires the consent of holders of 2/3 of the number of shares of outstanding preferred stock voting separately as a class if such amendment adversely affects the rights and preferences of such preferred stock. Under the DGCL, the affirmative vote of a majority of the outstanding GulfMark Common Stock is required to approve an agreement of merger, consolidation or dissolution of GulfMark. In addition, Article Fourth of GulfMark's Certificate of Incorporation requires the consent of holders of a majority of the number of shares of outstanding preferred stock voting separately as a class to effect a merger, consolidation or dissolution of GulfMark.

     Article 8 of EVI's Restated Certificate of Incorporation provides that the Restated Certificate of Incorporation may be amended, altered, changed or repealed as prescribed by statute. Under the DGCL, such amendment must be approved by a majority of the outstanding EVI Common Stock. Under Article 4 of EVI's Restated Certificate of Incorporation, any amendment to the Restated Certificate of Incorporation that affects any series of outstanding preferred stock must be approved by a majority of the holders of such series. The DGCL does not require a vote of the EVI stockholders for the consummation of the Merger.

DISPOSITION OF ASSETS

     Under the DGCL, all sales, leases or exchanges of all, or substantially all, of the assets of a corporation must be authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon. Article Fourth of GulfMark's Certificate of Incorporation provides that so long as any of the preferred stock remains outstanding, this right to sale, lease or exchange is subject to the consent of the holders of a majority of the number of shares of outstanding preferred stock voting separately as a class.

POWER TO AMEND BY-LAWS

     Under the DGCL, the power to adopt, amend or repeal by-laws of a corporation is vested in the authority of the stockholders entitled to vote, unless the corporation's certificate of incorporation confers such power upon its directors. However, power conferred shall not divest the stockholders of their power to adopt, amend or repeal the by-laws. GulfMark's Certificate of Incorporation and By-laws provide that the By-laws may be amended (i) by the affirmative vote of a majority of the outstanding stock entitled to vote or (ii) by a majority of the members present at a regular or special meeting of the board of directors. EVI's By-laws do not permit amendments by its board of directors.

QUORUM REQUIREMENTS FOR DIRECTORS' MEETINGS

     The DGCL provides that a majority of the total number of directors shall constitute a quorum for the transaction of business, unless the certificate of incorporation or by-laws require a greater number. GulfMark's By-laws provide that a majority of the directors shall constitute a quorum for the transaction of business at directors' meetings. EVI's By-laws provide that a majority of the total number of directors shall constitute a quorum for the transaction of business.

REMOVAL OF DIRECTORS

     The DGCL and EVI's By-laws provide that directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. In addition, EVI's By-laws provide that directors may be removed from office to the extent permitted by law, for cause by vote of the majority of the directors then in office. Neither GulfMark's Certificate of Incorporation nor its By-laws expressly addresses the removal of directors.

DIRECTOR ELECTIONS, QUALIFICATIONS AND NUMBER

     The DGCL provides that the number of directors of a Delaware corporation shall be fixed by, or in the manner provided in, the by-laws, unless such the certificate of incorporation fixes such number, in which case, it can only be changed by amending the certificate. Under the DGCL, a director need not be a stockholder to be qualified unless so required by the corporation's certificate of incorporation or by-laws. EVI's By-laws provide that directors are to be elected by a plurality vote of the stockholders; provided, however, that any vacancies occurring in the board may be filled by the remaining directors. GulfMark's Certificate of Incorporation provides that directors are to be elected exclusively by the holders of GulfMark Common Stock, subject to the rights of the holders of any outstanding shares of GulfMark's preferred stock to elect part of the Board of Directors in specified circumstances. Pursuant to GulfMark's By-laws, if any vacancies occur in the Board or any new directorship is created by an increase in the number of authorized number of directors, a successor may be chosen by a majority of the directors. As to the number of directors, GulfMark's By-laws provide for the number of directors to be not less than three nor more than fifteen, and EVI's By-laws provide for the number of directors to be seven members, which may be increased or decreased from time to time by the board of directors.

                     COMPARATIVE RIGHTS OF STOCKHOLDERS OF
                           GULFMARK AND NEW GULFMARK

     The rights of holders of GulfMark Common Stock are currently governed by Delaware law, GulfMark's Certificate of Incorporation, as amended, and GulfMark's By-laws, as amended and restated. After the Distribution, holders of GulfMark's Common Stock will become holders of New GulfMark Common Stock, and their rights as holders of New GulfMark Common Stock will be governed by Delaware law and New GulfMark's Certificate of Incorporation and Bylaws. Set forth below is an explanation of material differences between the rights of holders of GulfMark Common Stock and the rights of the holders of New GulfMark Common Stock.

SPECIAL VOTE REQUIRED FOR CERTAIN COMBINATIONS

     Section 203 of the DGCL applies to GulfMark and New GulfMark.

VOTE REQUIRED FOR CORPORATE TRANSACTIONS AND OTHER MATTERS

     Under the DGCL, an amendment to the corporation's certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class unless the corporation's certificate of incorporation provides for a higher percentage. The DGCL also provides that the holders of a majority of the outstanding stock of the corporation entitled to vote thereon may approve an agreement of merger or consolidation or the dissolution of a corporation.

     Article Twelfth of GulfMark's Certificate of Incorporation states that the Certificate of Incorporation may be amended as prescribed by statute. Under the DGCL, such amendment requires the affirmative vote of the holders of a majority of the outstanding GulfMark Common Stock. Article Fourth of GulfMark's Certificate of Incorporation requires the consent of holders of 2/3 of the number of shares of outstanding preferred stock voting separately as a class if such amendment adversely affects the rights and preferences of such preferred stock. Under the DGCL, the affirmative vote of a majority of the outstanding GulfMark Common Stock is required to approve an agreement of merger, consolidation or dissolution of GulfMark. In addition, Article Fourth of GulfMark's Certificate of Incorporation requires the consent of holders of a majority of the number of shares of outstanding preferred stock voting separately as a class to effect a merger, consolidation or dissolution of GulfMark.

     New GulfMark's Certificate of Incorporation provides that the corporation may amend any provision contained in its Certificate of Incorporation in the manner prescribed by statute. Article Fourth of New GulfMark's Certificate of Incorporation authorizes the issuance of Preferred Stock and Common Stock and authorizes the board of directors to establish series of Preferred Stock and to fix the designation, powers, preferences, rights, qualifications and restrictions of same (a "Preferred Stock Designation"). Pursuant to New GulfMark's Certificate of Incorporation, the corporation may amend any provision contained in any Preferred Stock Designation in any manner prescribed by statute.

DISPOSITION OF ASSETS

     Under the DGCL, all sales, leases or exchanges of all, or substantially all, of the assets of a corporation must be authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon. Article Fourth of GulfMark's Certificate of Incorporation provides that so long as any of the preferred stock remains outstanding, this right to sale, lease or exchange is subject to the consent of the holders of a majority of the number of shares of outstanding preferred stock voting separately as a class. New GulfMark's Certificate of Incorporation provides the holders of Common Stock the exclusive right to vote unless otherwise provided in a Preferred Stock Designation.

POWER TO AMEND BY-LAWS

     Under the DGCL, the power to adopt, amend or repeal by-laws of a corporation is vested in the authority of the stockholders entitled to vote, unless the corporation's certificate of incorporation confers such power upon its directors. However, power conferred shall not divest the stockholders of their power to adopt, amend or repeal the by-laws. GulfMark's Certificate of Incorporation and By-laws provide that the By-laws may be amended (i) by a majority of the stock entitled to vote or (ii) by a majority of the members present at a regular or special meeting of the board of directors. Similarly, New GulfMark's Certificate of Incorporation provides that the board of directors of New GulfMark shall have the power to adopt, amend or repeal the By-laws of the corporation, subject to the right of the stockholders to amend the By-laws by a majority vote of the shares represented and entitled to vote at a regular meeting of the stockholders or at any meeting of the stockholders expressly called for that purpose.

QUORUM REQUIREMENTS FOR DIRECTORS' MEETINGS

     The DGCL provides that a majority of the total number of directors shall constitute a quorum for the transaction of business, unless the certificate of incorporation or by-laws require a greater number. GulfMark's By-laws provide that the presence of a majority of the directors shall constitute a quorum for the transaction of business at directors' meetings. New GulfMark's By-laws conform to the DGCL and GulfMark's By-laws with the exception of Section 2 of
Article II of the By-laws which allows less than a quorum of the Board of Directors to fill newly created directorships and vacancies on the Board of Directors.

REMOVAL OF DIRECTORS

     The DGCL provides that directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Neither GulfMark's Certificate of Incorporation nor By-laws expressly addresses removal of a director. New GulfMark's By-laws conform to the DGCL and provide that any director may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at any election of directors.

DIRECTOR ELECTIONS, QUALIFICATIONS AND NUMBER

     The DGCL provides that the number of directors of a Delaware corporation shall be fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number of directors in which case it can be changed only by amending the certificate. Under the DGCL, a director need not be a stockholder to be qualified unless so required by the corporation's certificate of incorporation or by-laws.

     GulfMark's By-laws provide for the number of directors to be not less than three or more than fifteen, and New GulfMark's Certificate of Incorporation provides that the number of directors of the corporation shall be fixed by the By-laws but in no case shall the number of directors be less than three or more than fifteen. New GulfMark's By-laws provide for the board of directors to fix the number of directors, subject to the rights of the holders of any outstanding shares of New GulfMark Preferred Stock to elect additional directors under specified circumstances. Regarding elections, GulfMark's Certificate of Incorporation provides that directors are to be elected exclusively by the holders of GulfMark Common Stock, subject to the rights of the holders of any outstanding shares of GulfMark preferred stock to elect part of the Board of Directors in specified circumstances. Pursuant to GulfMark's By-laws, if any vacancies occur in the Board or any new directorship is created by an increase in the authorized number of directors, a successor may be chosen by a majority of the directors. New GulfMark's Certificate of Incorporation provides that the holders of Common Stock shall have the exclusive right to vote for the election of directors. A non-stockholder may serve as a director of GulfMark or New GulfMark.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     EVI Common Stock is traded on the NYSE under the symbol "EVI", and GulfMark Common Stock is traded on The Nasdaq Stock Market under the symbol "GMRK". The following table sets forth the range of high and low sale prices for EVI Common Stock and GulfMark Common Stock for the periods indicated, as reported on the NYSE and The Nasdaq Stock Market, respectively.

                                                                   EVI                       GULFMARK
                                                          ----------------------      ----------------------
                                                            HIGH          LOW           HIGH          LOW
                                                            ----          ---           ----          ---
Twelve Months Ended December 31, 1995
  Quarter ended March 31, 1995..........................    $14 5/8       $11 7/8       $17           $14 3/4
  Quarter ended June 30, 1995...........................     20 5/8        13 1/4        19 1/4        15 1/2
  Quarter ended September 30, 1995......................     24            17 3/8        24            18
  Quarter ended December 31, 1995.......................     25 1/4        18 3/8        27            21
Twelve Months Ended December 31, 1996
  Quarter ended March 31, 1996..........................     28 7/8        22 1/4        30 1/4        24 3/4
  Quarter ended June 30, 1996...........................     35            25 3/4        37            29
  Quarter ended September 30, 1996......................     40 1/2        28            46 1/2        33
  Quarter ended December 31, 1996.......................     51 1/2        39            64            44
Twelve Months Ending December 31, 1997
  Quarter ended March 31, 1997 (through March 25,
     1997)..............................................     63 3/4        47 3/4        67            56

     On December 4, 1996, the last trading day prior to the announcement by EVI and GulfMark that they had reached an agreement concerning the Merger, the closing sale prices of EVI Common Stock as reported by the NYSE and of GulfMark Common Stock as reported by The Nasdaq Stock Market were $48 3/4 and $54 per share, respectively.

     On March 25, 1997, the closing sale prices of EVI Common Stock as reported by the NYSE and of GulfMark Common Stock as reported by the Nasdaq National Market System were $58 5/8 and $67 per share, respectively.

     Following the Merger, EVI Common Stock will continue to be traded on the NYSE under the symbol "EVI", GulfMark Common Stock will cease to be traded and there will be no further market for such stock and the New GulfMark Common Stock will be listed upon consummation of the Distribution and the Merger and begin trading on The Nasdaq Stock Market under the symbol "GMRK".

     EVI has not paid any dividends on the EVI Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of EVI's business. The declaration of all dividends is at the discretion of EVI's Board of Directors. EVI's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time; however, EVI and EVI's principal operating subsidiaries are subject to certain prohibitions on the declaration and payment of dividends under the terms of their existing credit facilities. In addition, under the terms of the EVI Senior Notes, EVI is limited in the amount of funds it may distribute as dividends or distributions to stockholders to an amount generally equal to (a) the sum of (i) its earnings subsequent to December 31, 1993, (ii) the net consideration received from certain stock issuances since March 1994, (iii) the value of certain investments in unrestricted subsidiaries redesignated as restricted subsidiaries and (iv) $5 million, less (b) the amount of dividends, distributions and other restricted payments made by EVI since March 1994. EVI is also restricted under its principal working capital facility in the amount of dividends, distributions and other restricted payments that it may make to stockholders to an amount generally equal to (a) the sum of (i) 25% of its earnings subsequent to March 31, 1996, (ii) the net consideration received from certain stock issuances since June 26, 1997, (iii) the value of certain investments in unrestricted subsidiaries designated as restricted subsidiaries and (iv) $10 million less (b) the amount of dividends, distributions and other restricted payments made by EVI since June 26, 1996. As of December 31, 1996, EVI was limited in the amount of dividends, distributions and other restricted payments that could be made by it under the terms of the EVI Senior Notes and EVI's credit facility to approximately $278 million and $133 million, respectively.

     GulfMark has not declared or paid any dividends during the past five years. GulfMark, and after completion of the Transactions, New GulfMark, intends to use cash generated from operations for further development of its business. Payment of dividends will depend upon future operating conditions, dividend policies of subsidiaries and investees, financial requirements, general business conditions and other factors. Currently four of GulfMark's subsidiaries (which will be subsidiaries of New GulfMark), Gulf Offshore N.S. Ltd. (United Kingdom), Gulf Offshore Far East, Inc. (Panama), Gulf Offshore Marine International, Inc. (Panama) and Gulf Offshore Shipping Services, Inc. (Panama) are restricted under certain debt agreements from paying dividends to GulfMark without the lender's approval. It is anticipated that after consummation of the Transactions these subsidiaries will be similarly restricted from paying dividends to New GulfMark. These restrictions will be a factor in the future as to whether New GulfMark will pay dividends to its stockholders. These subsidiaries own nine vessels operating in the North Sea, eleven vessels operating in Southeast Asia and one vessel operating in Brazil.

                 STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

EVI

     The following table sets forth certain information with respect to each person who as of the Record Date, was known by EVI to be the beneficial owner of more than 5% of the outstanding shares of EVI Common Stock.

                                    BEFORE THE TRANSACTIONS           AFTER THE TRANSACTIONS
                                 ------------------------------   ------------------------------
                                 NUMBER OF SHARES                 NUMBER OF SHARES
                                   BENEFICIALLY       PERCENT       BENEFICIALLY       PERCENT
       NAME AND ADDRESS              OWNED(1)       OF CLASS(%)       OWNED(1)       OF CLASS(%)
       ----------------          ----------------   -----------   ----------------   -----------
GulfMark International,
  Inc.(2)......................     2,235,572           9.7                 --            --
  5 Post Oak Park, Suite 1170
  Houston, Texas 77027
Christiana Companies, Inc. and
  Sheldon B. Lubar(3)..........     1,958,731           8.5          1,958,731           8.5
  777 E. Wisconsin Avenue,
  #3380
  Milwaukee, Wisconsin 53202
Lehman Brothers Holdings
  Inc.(2) .....................     1,120,000           4.9          1,822,247           7.2
  3 World Financial Center
  New York, New York 10285
John Hancock Advisors,
  Inc.(4)......................     1,203,300           5.2          1,203,300           5.2
  101 Huntington Avenue
  Boston, Massachusetts 02199

---------------

(1) Unless otherwise indicated below, the persons or group listed have sole voting and dispositive power with respect to their shares of EVI Common Stock, and none of such shares are deemed to be owned because the holder has the right to acquire the shares within 60 days.

(2) Lehman beneficially owns 31.4% of the outstanding shares of GulfMark Common Stock. The beneficial ownership of EVI Common Stock of Lehman indicated in the table above does not include any of the shares of EVI Common Stock held by GulfMark, beneficial ownership of which is disclaimed.

(3) Includes 1,948,731 shares of EVI Common Stock owned of record by Christiana Companies, Inc. and 10,000 shares of EVI Common Stock subject to an option granted to Sheldon B. Lubar and exercisable within 60 days. Lubar, a Director of EVI, is the Chairman and Chief Executive Officer of Christiana

     Companies, Inc. and is the beneficial owner, through a voting trust, of 49.9% of the common stock of Christiana Companies, Inc.

(4) John Hancock Advisors, Inc. ("JHA") has direct beneficial ownership of the 1,203,300 shares of EVI Common Stock. Each of John Hancock Mutual Life Insurance Company, John Hancock Subsidiaries, Inc., John Hancock Asset Management and The Berkeley Financial Group have indirect beneficial ownership of such shares through their parent-subsidiary relationship with JHA and each other.

GULFMARK AND NEW GULFMARK

     The following table sets forth certain information with respect to each person who as of the Record Date was known by GulfMark to be the beneficial owner of more than 5% of the outstanding GulfMark Common Stock. Under the terms of the Distribution Agreement, each holder of a share of GulfMark Common Stock will receive two shares of New GulfMark Common Stock. Assuming the stockholders named in the following table continued to hold their shares of GulfMark Common Stock through the Distribution Record Date, such stockholders would beneficially own the same percentage of shares of New GulfMark Common Stock as the percentage of GulfMark Common Stock shown in the following table, with the number of shares of New GulfMark Common Stock held by them equal to two times the number reflected in the following table.

                                                               NO. OF SHARES
                                                             BENEFICIALLY OWNED    PERCENT
                    NAME AND ADDRESS OF                       AS OF THE RECORD       OF
                     BENEFICIAL OWNER                             DATE (1)          CLASS
                    -------------------                      ------------------    -------
Lehman Brothers Holdings Inc...............................      1,048,913(2)        31.4%
3 World Financial Center
New York, New York 10285
Mutual Beacon Fund.........................................        319,037(3)         9.6%
c/o Franklin Mutual Advisers, Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078
Estabrook Capital Management Inc...........................        383,950(4)        11.5%
430 Park Avenue, Suite 1800
New York, New York 10022

---------------

(1) Unless otherwise indicated below, the persons or group listed have sole voting and investment power with respect to their shares of GulfMark Common Stock.

(2) Of the 1,048,913 shares of GulfMark Common Stock beneficially owned by Lehman, 33,800 shares are subject to shared investment power.

(3) Mutual Beacon Fund ("Beacon") is a portfolio of Franklin Mutual Series Fund Inc., a registered investment company for which Franklin Mutual Advisers, Inc. ("FMAI") acts as investment advisor. Pursuant to contracts with Beacon, FMAI has sole investment and voting power over the shares owned by Beacon. FMAI disclaims any economic beneficial interest in these shares.

(4) Estabrook Capital Management Inc. acts as an investment advisor and in such capacity has shared voting power and sole investment power over the shares.

     Security Ownership of Directors and Officers. The following table sets forth, as of the Record Date, the number and percentage of GulfMark Common Stock beneficially owned by each of GulfMark's directors, each executive officer named in the summary compensation table included under "Executive Officers and Compensation", and all directors and officers as a group. Assuming the persons named in the following table continued to hold their shares of GulfMark Common Stock through the Distribution Record Date, such persons would beneficially own the same percentage of shares of New GulfMark Common Stock as the percentage of GulfMark Common Stock shown in the following table, with the number of shares of New GulfMark Common Stock held by them equal to two times the number reflected in the following table.

                                                              NO. OF SHARES
                                                               BENEFICIALLY
                                                               OWNED AS OF        PERCENT
                           NAME                             RECORD DATE (1)(2)    OF CLASS
                           ----                             ------------------    --------
David J. Butters..........................................        86,400(4)         2.59%
Norman G. Cohen...........................................        26,991(5)           --(3)
Marshall A. Crowe.........................................        12,600              --(3)
Louis S. Gimbel, 3rd......................................        65,767(6)         1.97%
Robert B. Millard.........................................        96,400            2.89%
Frank R. Pierce...........................................        14,267              --(3)
Bruce A. Streeter.........................................        10,632              --(3)
John E. Leech(7)..........................................         6,166              --(3)
All directors and officers as a group (9 persons)(7)......       319,223            9.56%

---------------

(1) Unless otherwise indicated below, the persons listed have sole voting and investment power with respect to their shares of GulfMark Common Stock.

(2) The amounts set forth in this column include the following shares of Common Stock considered to be beneficially owned through the holder's ability to exercise stock options to purchase such shares within 60 days: Messrs. Butters, Cohen, Gimbel and Millard -- 15,000 shares each; Mr.
     Crowe -- 12,500; Mr. Pierce -- 9,767 shares; Mr. Streeter -- 7,667 shares; Mr. Leech -- 5,666 shares; and all directors and officers as a group -- 95,600 shares.

(3)  Less than one percent of the outstanding GulfMark Common Stock.

(4) Includes 21,500 shares of GulfMark Common Stock owned by trusts of which Mr. Butters is the co-trustee and 20,000 shares beneficially owned by Mr. Butters' wife.

(5) Includes 11,991 shares owned by a limited partnership in which Mr. Cohen is a 49.5% limited partner, Mr. Cohen's wife is a 49.5% limited partner, and the 1% general partner is a limited liability company controlled by Mr. Cohen and his wife. Mr. Cohen has shared voting and investment power with respect to all of such shares. Mr. Cohen disclaims beneficial interest of the 5,995.5 shares owned by his wife through her interest in the limited partnership.

(6) Includes 7,605 shares of Common Stock owned by trusts of which Mr. Gimbel is the co-trustee.

(7) John E. Leech is not an executive officer of GulfMark but is an executive officer of New GulfMark; his beneficial share ownership has been included here but has not been included in the disclosures reported elsewhere in this proxy statement relating to beneficial share ownership of officers and directors of GulfMark.

               RELATIONSHIPS WITH INDEPENDENT PUBLIC ACCOUNTANTS

     It is expected that representatives of Arthur Andersen LLP will be present at the EVI Special Meeting and the GulfMark Special Meeting to respond to appropriate questions of stockholders and make a statement if they so desire.

                                 LEGAL MATTERS

     The validity of the shares of EVI Common Stock to be issued in connection with the Merger will be passed upon by Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas 77010. The validity of the shares of New GulfMark Common Stock to be issued in connection with the Distribution will be passed upon by Griggs & Harrison, P.C., 1301 McKinney, Suite 3200, Houston, Texas 77010. Uriel E. Dutton, a director of EVI, is a partner of Fulbright & Jaworski L.L.P. Mr. Dutton currently holds options to purchase 30,000 shares of EVI Common Stock, which options were granted to him pursuant to EVI's Non-Employee Director Stock Option Plan.

                                    EXPERTS

     EVI's consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Joint Proxy Statement/Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     GulfMark's consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Joint Proxy Statement/Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     New GulfMark's consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Joint Proxy Statement/Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     GulfMark Retained Assets' financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Joint Proxy Statement/Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The historical balance sheets of TCA, as of December 31, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for the fiscal years ended December 31, 1995 and 1994, incorporated by reference in this Joint Proxy Statement/Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            STOCKHOLDERS' PROPOSALS

     Any proposals of holders of EVI Common Stock intended to be presented at the Annual Meeting of Stockholders of EVI to be held in 1997 were required to have been received by EVI, addressed to the Secretary at 5 Post Oak Park, Suite 1760, Houston, Texas 77027, no later than December 9, 1996, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

     If the Merger is not consummated, any proposals of stockholders of GulfMark intended to be presented at the Annual Meeting of Stockholders of GulfMark to be held in 1997 were required to have been received by GulfMark, addressed to the Secretary at 5 Post Oak Park, Suite 1170, Houston, Texas 77027, no later than December 16, 1996, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

     Any proposals of holders of New GulfMark Common Stock intended to be presented at the Annual Meeting of Stockholders of GulfMark to be held in 1998 must be received by New GulfMark, addressed to the Secretary at 5 Post Oak Park, Suite 1170, Houston, Texas 77027, no later than December 12, 1997, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                             INDEX OF DEFINED TERMS

                                                              PAGE
                                                              ----
AMV.........................................................   29
Arrow.......................................................   76
Arrow Agreement.............................................   76
Assumed Liabilities.........................................   42
Closing Date................................................   12
Code........................................................   12
Commission..................................................    5
Contribution................................................    1
Contribution Date...........................................   39
Contribution Proposal.......................................    1
Department of Justice.......................................   11
DGCL........................................................   92
Director Plan...............................................    2
Distribution................................................    1
Distribution Agreement......................................    1
Distribution Record Date....................................   10
Distribution S-4............................................    5
EBIT........................................................   30
EBITDA......................................................   30
Effective Time..............................................   11
Employee Plan...............................................    2
Environmental Conditions....................................   42
Environmental Laws..........................................   42
EPS.........................................................   30
Ercon.......................................................    1
Ercon Comparables...........................................   29
EVI.........................................................    1
EVI Common Stock............................................    1
EVI MAE.....................................................   44
EVI Preferred Stock.........................................   91
EVI Special Committee.......................................   24
EVI Special Meeting.........................................    1
Exchange Act................................................    5
Exchange Agent..............................................   11
Exchange Ratio..............................................   10
FTC.........................................................   11
GulfMark....................................................    1
GulfMark Common Stock.......................................    1
GulfMark Company............................................   39
GulfMark MAE................................................   44
GulfMark Marine Business....................................    1
GulfMark Retained Assets....................................    1
GulfMark Retained Liabilities...............................   42
GulfMark Special Committee..................................   25
GulfMark Special Meeting....................................    1
GulfMark Stock Option Plans.................................    2
GulfMark Stock Option Policy................................    2
GulfMark Stock Options......................................   44
HSR Act.....................................................   11

                                                              PAGE
                                                              ----
Incentive Stock Options.....................................   61
IRS.........................................................   34
Jefferies...................................................   11
Jefferies Opinion...........................................   31
Lehman......................................................    9
Lehman Brothers.............................................   86
LTM.........................................................   29
Mallard Division............................................    8
Merger......................................................    1
Merger Agreement............................................    1
Merger Proposal.............................................    1
Merger S-4..................................................    5
New GulfMark................................................    1
New GulfMark 401(k) Plan....................................   41
New GulfMark Common Stock...................................    1
New GulfMark Preferred Stock................................   93
NYSE........................................................    2
Nonqualified Stock Options..................................   61
OPEC........................................................   79
Oil Service Business Comparable Transactions................   33
Parker......................................................    8
Paying Agent................................................   11
Plan Amendment Proposals....................................    2
Preferred Stock Designation.................................   96
Proposals...................................................    2
Prudential Securities.......................................   11
Prudential Securities Opinion...............................   28
Record Date.................................................    9
Securities Act..............................................    2
Sterling....................................................   85
Sub.........................................................    1
TCA.........................................................   15
Transactions................................................    8
Waste Materials.............................................   42

                         INDEX TO FINANCIAL STATEMENTS

                                          PAGE
                                          NO.
                                          ----
New GulfMark and Subsidiaries
  Report of Independent Public
     Accountants........................  F-2
  Consolidated Balance Sheets at
     December 31, 1996 and 1995.........  F-3
  Consolidated Statements of Income for
     each of the three years in the
     period ended December 31, 1996.....  F-4
  Consolidated Statements of
     Stockholders' Equity for each of
     the three years in the period ended
     December 31, 1996..................  F-5
  Consolidated Statements of Cash Flows
     for each of the three years in the
     period ended December 31, 1996.....  F-6
  Notes to Consolidated Financial
     Statements.........................  F-7
GulfMark Retained Assets
  Report of Independent Public
     Accountants........................  F-17
  Balance Sheets at December 31, 1996
     and 1995...........................  F-18
  Statements of Operations for each of
     the three years in the period ended
     December 31, 1996..................  F-19
  Statements of Advances and Equity for
     each of the three years in the
     period ended December 31, 1996.....  F-20
  Statements of Cash Flows for each of
     the three years in the period ended
     December 31, 1996..................  F-21
  Notes to Financial Statements.........  F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GulfMark International, Inc.:

     We have audited the accompanying consolidated balance sheets of New GulfMark (a business segment of GulfMark International, Inc., a Delaware corporation, see Note 1) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New GulfMark and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP
Houston, Texas
February 26, 1997

                         NEW GULFMARK AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
                                                                (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 17,234    $ 5,136
  Accounts receivable.......................................     8,939      5,026
  Inventory, prepaids and other.............................       675      1,186
                                                              --------    -------
          Total current assets..............................    26,848     11,348
VESSELS AND EQUIPMENT, at cost, net of accumulated
  depreciation of $19,504,000 in 1996, and $14,722,000 in
  1995......................................................    87,405     61,343
OTHER ASSETS................................................     2,217      2,213
                                                              --------    -------
                                                              $116,470    $74,904
                                                              ========    =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current portion of long-term
     debt...................................................  $  9,341    $ 3,976
  Accounts payable..........................................     1,931        931
  Accrued payroll and related expenses......................       477        137
  Other accrued liabilities.................................     1,151        820
                                                              --------    -------
          Total current liabilities.........................    12,900      5,864
                                                              --------    -------
LONG-TERM DEBT..............................................    50,811     33,600
DEFERRED TAXES AND OTHER....................................     5,079      3,372
MINORITY INTEREST...........................................       501        415
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 10,000,000 shares authorized;
     3,339,952 and 3,336,352 shares issued and outstanding,
     respectively...........................................     3,340      3,336
  Additional paid-in capital................................    34,236     24,983
  Retained earnings.........................................    10,037      6,394
  Cumulative translation adjustment.........................      (434)    (3,060)
                                                              --------    -------
          Total stockholders' equity........................    47,179     31,653
                                                              --------    -------
                                                              $116,470    $74,904
                                                              ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         NEW GULFMARK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                     SHARE AMOUNTS)
REVENUES....................................................  $34,749    $27,233    $27,692
                                                              -------    -------    -------
COST AND EXPENSES:
  Direct operating expenses.................................   16,178     15,386     15,171
  Selling, general and administrative expenses..............    4,523      3,483      3,643
  Depreciation and amortization.............................    5,013      5,472      5,065
                                                              -------    -------    -------
                                                               25,714     24,341     23,879
                                                              -------    -------    -------
     Operating Income.......................................    9,035      2,892      3,813
OTHER INCOME (EXPENSES):
  Interest expense..........................................   (3,936)    (2,801)    (2,408)
  Interest income...........................................      469        188        229
  Minority interest.........................................      (86)       106       (124)
  Gain on sale of vessel....................................       --         --        842
  Other.....................................................       --         74        112
                                                              -------    -------    -------
                                                               (3,553)    (2,433)    (1,349)
                                                              -------    -------    -------
     Income before income taxes.............................    5,482        459      2,464
INCOME TAX PROVISION........................................    1,839         91        981
                                                              -------    -------    -------
NET INCOME..................................................  $ 3,643    $   368    $ 1,483
                                                              =======    =======    =======
PRO FORMA EARNINGS PER SHARE (unaudited)....................  $  1.09    $  0.11    $  0.45
                                                              =======    =======    =======
WEIGHTED AVERAGE SHARES OUTSTANDING.........................    3,338      3,322      3,320
                                                              =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         NEW GULFMARK AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            COMMON      ADDITIONAL              CUMULATIVE        TOTAL
                                           STOCK AT      PAID-IN     RETAINED   TRANSLATION   STOCKHOLDERS'
                                         $1 PAR VALUE    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                         ------------   ----------   --------   -----------   -------------
BALANCE, DECEMBER 31, 1993.............     $3,320       $22,917     $ 4,543      $(3,961)       $26,819
  Net Income...........................         --            --       1,483           --          1,483
  Issuance of stock....................          1             9          --           --             10
  Translation adjustment...............         --            --          --        1,095          1,095
  Distributions from GulfMark Retained
     Assets, net.......................         --           106          --           --            106
                                            ------       -------     -------      -------        -------
BALANCE, DECEMBER 31, 1994.............      3,321        23,032       6,026       (2,866)        29,513
  Net Income...........................         --            --         368           --            368
  Issuance of stock....................         15           163          --           --            178
  Translation adjustment...............         --            --          --         (194)          (194)
  Distributions from GulfMark Retained
     Assets, net.......................         --         1,788          --           --          1,788
                                            ------       -------     -------      -------        -------
BALANCE, DECEMBER 31, 1995.............      3,336        24,983       6,394       (3,060)        31,653
  Net Income...........................         --            --       3,643           --          3,643
  Issuance of stock....................          4            19          --           --             23
  Translation adjustment...............         --            --          --        2,626          2,626
  Distributions from GulfMark Retained
     Assets, net.......................         --         9,234          --           --          9,234
                                            ------       -------     -------      -------        -------
BALANCE, DECEMBER 31, 1996.............     $3,340       $34,236     $10,037      $  (434)       $47,179
                                            ======       =======     =======      =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         NEW GULFMARK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996        1995       1994
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  3,643    $    368    $ 1,483
  Adjustments to reconcile net income to net cash provided
     by operations --
     Depreciation and amortization..........................     5,013       5,472      5,065
     Deferred and other income tax provision................     1,707         (18)       739
     Minority interest......................................        --        (106)       124
     Gain on sale of assets.................................        --          --       (842)
     Change in operating assets and liabilities --
       Accounts receivable..................................    (3,445)      1,020        786
       Inventory, prepaids and other........................       530         (85)      (809)
       Accounts payable.....................................     1,003          42       (904)
       Accrued payroll and related expenses.................       127        (451)       153
       Other accrued liabilities............................       468        (328)       (83)
     Other, net.............................................      (507)        475       (264)
                                                              --------    --------    -------
          Net cash provided by operating activities.........     8,539       6,389      5,448
                                                              --------    --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to vessels and equipment........................   (23,263)    (14,121)      (687)
  Expenditures for drydocking and main engine overhaul......    (1,230)     (1,141)    (1,592)
  Proceeds from sales of vessels and other equipment........        --         169      2,021
                                                              --------    --------    -------
          Net cash used in investing activities.............   (24,493)    (15,093)      (258)
                                                              --------    --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt, net of direct financing costs.........    22,227      25,098        893
  Repayments of debt........................................    (4,356)    (15,709)    (8,873)
  Proceeds from issuance of stock...........................        23         178         10
  Distributions from GulfMark Retained Assets, net..........     9,234       1,788        106
                                                              --------    --------    -------
          Net cash provided by (used in) financing
            activities......................................    27,128      11,355     (7,864)
                                                              --------    --------    -------
Effect of exchange rate changes on cash.....................       924        (160)       124
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    12,098       2,491     (2,550)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     5,136       2,645      5,195
                                                              --------    --------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 17,234    $  5,136    $ 2,645
                                                              ========    ========    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $  3,613    $  2,793    $ 2,075
                                                              --------    --------    -------
  Income taxes paid.........................................  $    180    $    167    $   360
                                                              --------    --------    -------

  The accompanying notes are an integral part of these consolidated financial statements.

                         NEW GULFMARK AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND ORGANIZATION:

     On December 5, 1996, GulfMark International, Inc. (GulfMark), announced a planned distribution to stockholders, in a tax-free spin-off, of all the shares of stock of what will be a new publicly traded company (New GulfMark or the Company), which will acquire all of the assets of GulfMark used in connection with its offshore marine services business and certain related assets and will assume certain liabilities associated with such assets. Following the spin-off, the assets of GulfMark will consist of GulfMark's erosion control services business (Ercon Development Co., hereinafter referred to as Ercon), approximately 2.2 million shares of Energy Ventures, Inc. (EVI), common stock and certain miscellaneous assets (hereinafter, and in the aggregate, referred to as the GulfMark Retained Assets). In conjunction with the spin-off, GulfMark has also entered into a definitive agreement with EVI, pursuant to which EVI will acquire GulfMark, in a tax-free merger, whereby approximately 2.2 million shares of EVI stock will be issued to the stockholders of GulfMark. In the merger, GulfMark stockholders will receive .6695 shares of EVI common stock for each share of GulfMark common stock held by such stockholders. The transaction is subject to, among other things, approval by the stockholders of both GulfMark and EVI and customary regulatory approvals. It is expected that the transaction will be consummated during the second quarter of 1997.

     The accompanying consolidated financial statements include all of the accounts of GulfMark (principally the offshore marine services business) and exclude the assets and liabilities of GulfMark Retained Assets, whose financial statements are presented separately elsewhere herein.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     All significant intercompany accounts and transactions between affiliated companies have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  Statement of Cash Flows

     U.S. Government securities and commercial paper with original maturities of up to three months are included in cash and cash equivalents in the accompanying consolidated balance sheets and consolidated statements of cash flows.

  Vessels and Equipment

     Vessels and equipment is stated at cost and depreciation is provided by the straight-line method. Prior to January 1, 1996 vessels were depreciated over a useful life of 20 years. During the first quarter of 1996, management completed an evaluation of the useful life used for depreciating vessels in light of recent vessel performance, changes in the materials available to protect vessel hulls and industry practice. Based on the results, it was determined that a useful life of 25 years for its vessels was a better estimate than the 20 years used previously. Therefore, effective January 1, 1996, the estimated useful life was extended to 25 years. The impact of the change on net income for the year ended December 31, 1996 was an increase of approximately $1,202,000 or $0.36 per share. Equipment, furniture and fixtures are depreciated over two to five years. Maintenance and repairs that do not extend the useful life of the asset and are not attributable to drydockings

                         NEW GULFMARK AND SUBSIDIARIES
of vessels are charged to operations as incurred. Major renovation costs and modifications are capitalized and amortized over the estimated remaining useful life. Included in net income for 1996, 1995 and 1994 is $1,920,000, $1,457,000, and $1,433,000, respectively, of costs for maintenance and repairs.

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which was effective for the Company on January 1, 1996. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill, and how to measure such impairment. Adoption of SFAS No. 121 had no effect on the financial statements of New GulfMark.

  Other Assets

     Other assets primarily consist of deferred drydocking costs and deferred loan costs. Costs incurred in connection with drydocking are capitalized and amortized over approximately a 2 1/2 year period which approximates the period between required drydockings. Deferred loan costs are amortized over the expected term of the loan.

  Pro Forma Earnings Per Share

     Pro forma earnings per share is based on the weighted average number of shares of common stock outstanding for GulfMark and New GulfMark's net income prior to the Distribution. Common stock equivalents have not been included in the computation of earnings per share since the effect is not significant. Fully diluted earnings per share is not presented as such amounts do not materially differ from primary earnings per share.

  Revenue Recognition

     Revenues from charters for offshore marine services are recognized as earned based on contractual charter rates. Typically, contracts are short-term in duration.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. SFAS No. 109 also requires that the likelihood and amount of future taxable income be included in the criteria used to determine the timing and amount of tax benefits recognized for net operating losses and tax credit carryforwards in the financial statements. New GulfMark has been included in consolidated federal income tax returns filed by GulfMark. However, the tax expense reflected in the Consolidated Statements of Income and the tax liabilities reflected in the Consolidated Balance Sheets have been prepared on a separate return basis as though New GulfMark had filed stand-alone income tax returns, except for the utilization of net operating loss (NOL) carryforward benefits. These benefits have been allocated by GulfMark to New GulfMark based on New GulfMark's pro-rata share of GulfMark's actual pre-tax financial statement earnings for each year. Had this allocation not been made, New GulfMark's pro forma net income would have been $3,643,000 (unaudited), $264,000 (unaudited) and $1,109,000 (unaudited) for the years ended December 31, 1996, 1995 and 1994, respectively.

                         NEW GULFMARK AND SUBSIDIARIES

  Allocation of Shared Services

     Certain costs relating to the Company's general and administrative services (including management personnel who provide legal, tax, accounting, treasury, strategic planning and public policy services) are either directly charged to each business segment based upon actual utilization or are allocated based upon each business segment's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each business segment for services at fully distributed cost. New GulfMark's share of these direct and indirect allocations was $1,381,000, $764,000, and $1,154,000 for the years ended December 31, 1996, 1995 and 1994, respectively. For the year ended December 31, 1996, direct allocations to New GulfMark comprised approximately 90 percent of the total shared corporate services allocated by GulfMark.

     Although management considers the above allocation methods to be reasonable, due to the relationship between New GulfMark and GulfMark, the terms of some or all of the transactions and allocations discussed above may not necessarily be indicative of that which would have resulted had New GulfMark been a stand-alone entity. Had New GulfMark operated as a separate entity, management estimates that expense for the years ended December 31, 1996, 1995 and 1994 would have been $1,534,000, $1,007,000, and $1,209,000, respectively.

  Foreign Currency Translation

     Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at year-end exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of stockholders' equity, except for those associated with highly inflationary countries that are reported directly in the consolidated statements of income. Transaction gains and losses are reported directly in the consolidated statements of income.

  Concentration of Credit Risk

     The Company extends credit to various companies in the energy industry which may be affected by changes in economic or other external conditions. The Company's policy is to manage its exposure to credit risk through credit approvals and limits. Historically, write-offs for doubtful accounts have been insignificant.

  Nature of Operations

     The offshore marine services business operates twenty-nine offshore support vessels as of December 31, 1996 principally in the North Sea and Southeast Asia. The vessels provide transportation of materials, supplies and personnel to and from offshore platforms and drilling rigs. Some of these vessels also perform anchor handling and towing services.

3. VESSEL ACQUISITIONS:

     In 1995, the Company contracted with a shipyard in Norway for the construction of two new UT 755-design vessels for deployment in the North Sea. The first vessel, named the Highland Piper, was delivered on March 15, 1996. The second vessel, the Highland Drummer, was delivered January 3, 1997. Included in capital expenditures for the year ended December 31, 1996, is a total of $11,508,000 related to the final construction payment on the Highland Piper and interim construction payments on the Highland Drummer. Final payment of $12,850,000 was made in 1997 upon delivery of the Highland Drummer. Funding of $7,254,000 was provided through additional borrowings under existing credit facilities. In connection with the delivery of these two vessels, the Company is entitled to receive a subsidy from the Norwegian government

                         NEW GULFMARK AND SUBSIDIARIES
equal to 9.5% of the gross construction price. The Company has accounted for subsidies as a reduction of the purchase price of the vessels.

     The Company has entered into a contract with a Norwegian shipyard to construct an enhanced UT 755-design supply vessel at a price of approximately $18 million denominated in Norwegian Kroner. The new ship will be a modified version of the Company's recently delivered Highland Piper (March 1996) and Highland Drummer (January 1997). This vessel, scheduled for delivery in the first quarter of 1998, will be available to participate in the growing demand for deep-water remotely operated vehicle (ROV) support, standard supply duties and specialized services in the North Sea. The Company made interim construction payments of approximately $.9 million in 1996 and is required to make additional interim payments totaling approximately $2.7 million in 1997. Final payment is due upon delivery of the vessel. The Company anticipates financing the cost of the vessel through additional borrowings and existing funds. Subsequent to year end, the Company entered into a contract to hedge approximately $13.9 million of the Norwegian Kroner commitment against unfavorable fluctuations in the Sterling to Kroner exchange rates. Upon delivery, any gain or loss will be included in the cost of the vessel.

     On August 2, 1996, the Company purchased six offshore supply vessels from Maritime (Pte) Limited which operated in Southeast Asia. Funding for this acquisition was provided through a new $7,000,000 facility with a bank and drawdown available under existing facilities. The new facility requires 10 semiannual payments beginning in 1997.

     On December 21, 1995, the Company acquired the Highland Warrior, a 1981-built pipe carrier/platform supply vessel which had been bareboat-chartered by the Company since July 1993. Included in capital expenditures for 1995 is $13,301,000 related to interim construction payments on the Highland Piper and the purchase of the Highland Warrior.

     The Company's 51 percent owned company, SeaMark Ltd., has bareboat-chartered certain vessels from the 49 percent owner, a U.S. owner/operator, at a combined rate of less than $2,000 per day.

4. SHORT-TERM BORROWINGS:

     On July 8, 1993, the Company entered into a one-year loan facility agreement with a bank under which the Company can borrow up to L3,300,000 ($5,651,000). During 1994, 1995 and again during 1996, this facility was renewed for one additional year. At December 31, 1996 and 1995, the Company had borrowings of L2,100,000 ($3,596,000) and L600,000 ($932,000), respectively, under this facility. Interest is charged at 2 1/4 percent above the lending bank's LIBOR rate. This facility is secured by second priority mortgages on various vessels as well as second assignments of such vessels' earnings.

     During 1996 and 1995, the Company had average borrowings outstanding of $1,229,000 and $431,000, respectively, under the facility. The weighted average interest rate during these periods was 8.3 percent and 9.0 percent, respectively.

                         NEW GULFMARK AND SUBSIDIARIES

5. LONG-TERM DEBT:

     The Company's long-term debt at December 31, 1996 and 1995, consisted of the following (in thousands):

                                                               1996       1995
                                                              -------    -------
Revolving $24,486,000 credit facility (L11,250,000
  ($19,266,000) and $5,220,000 tranches), facility reduces
  by 10% semiannually beginning December 31, 1996, with
  final payment due in 2000; interest at 1 5/8% over the
  lending bank's LIBOR rate (7.8% as of December 31,
  1996).....................................................  $17,087    $15,415
Loan facility payable in British Pound Sterling, quarterly
  principal payments of L395,000 ($676,000) with final
  payment of L6,475,000 ($11,088,000) due in 2002, interest
  at 1 3/8% over the lending bank's LIBOR rates (7.8% as of
  December 31, 1996)........................................   25,294     13,635
Loan facility payable in British Pound Sterling, semiannual
  principal payments of L350,000 ($599,000) with final
  payment of L340,000 ($582,000) due in 2002, interest at
  1 1/4% over the lending bank's LIBOR rate (7.7% as of
  December 31, 1996)........................................    7,175      7,594
Revolving $7,000,000 credit facility, facility reduces by
  10% semiannually beginning January 31, 1997, with final
  payment due in 2001; interest at 1 5/8% over the lending
  bank's LIBOR rate (7.3% as of December 31, 1996)..........    7,000         --
                                                              -------    -------
                                                               56,556     36,644
Less: Current maturities of long-term debt..................    5,745      3,044
                                                              -------    -------
                                                              $50,811    $33,600
                                                              =======    =======

     The following is a summary of scheduled debt maturities by year (in thousands):

1997.......................................................  $ 5,745
1998.......................................................    8,348
1999.......................................................   10,746
2000.......................................................   13,466
2001.......................................................    5,305
Thereafter.................................................   12,946
                                                             -------
                                                             $56,556
                                                             =======

     Each of the above facilities is secured by mortgages on various vessels as well as assignments of such vessels' earnings. The loan facility agreements restrict Gulf Offshore N.S. Ltd., Gulf Offshore Far East, Inc., Gulf Offshore Shipping Services, Inc. and Gulf Offshore Marine International, Inc., the subsidiaries that own the mortgaged vessels, from making dividends or other distributions to their parent without consent of the lenders. The amount of net assets restricted under these loan provisions was $42.3 million as of December 31, 1996, and includes cash and cash equivalents of $11.1 million.

                         NEW GULFMARK AND SUBSIDIARIES

6. COMMITMENTS AND CONTINGENCIES:

     At December 31, 1996, the Company had long-term operating leases covering office space and automobiles. Aggregate lease expense on operating leases for 1996, 1995 and 1994 was $380,000, $440,000, and $284,000, respectively. Future minimum rental commitments under these operating leases are as follows (in thousands):

1997........................................................  $336
1998........................................................   195
1999........................................................   164
2000........................................................    81
2001 and thereafter.........................................    58
                                                              ----
                                                              $834
                                                              ====

     The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management believes, based on discussions with its legal counsel and in consideration of reserves recorded, that the outcome of these legal actions will not have a material adverse effect upon the consolidated financial position and results of operations of the Company.

7. STOCKHOLDERS' EQUITY:

STOCK OPTIONS AND STOCK OPTION PLANS

     Under the terms of the Company's 1993 Non-Employee Director Stock Option Plan ("the 1993 Plan"), options to purchase 5,000 shares of common stock were granted to each of the Company's five non-employee directors in 1993 and in 1996. Additionally, options to purchase 5,000 shares of common stock are to be granted to each new non-employee director upon his or her election. The exercise price of options granted under the 1993 Plan is fixed at the market price at the date of grant. As of December 31, 1996, 200,000 shares were reserved for grant under the 1993 Plan. The options are for a term of 10 years.

     Under the terms of the Company's 1987 Employee Stock Option Plan ("the 1987 Plan"), options may be granted to employees to purchase common stock at specified prices. The 1987 Plan also provides for stock appreciation rights ("SARs") that give the optionee the right, subject to certain conditions, to surrender an option and receive cash and/or shares of common stock having a value equal to the appreciation from date of grant of such option. As of December 31, 1996, 131,333 shares were reserved for grant under the 1987 Plan.

     Information with respect to all shares under option is summarized below:

                                             1994                 1995                 1996
                                       -----------------   ------------------   ------------------
                                                WEIGHTED             WEIGHTED             WEIGHTED
                                                AVERAGE              AVERAGE              AVERAGE
                                                EXERCISE             EXERCISE             EXERCISE
                                       SHARES    PRICE     SHARES     PRICE     SHARES     PRICE
                                       ------   --------   -------   --------   -------   --------
Outstanding at beginning of year.....  86,667    $12.67     84,967    $12.80     70,000    $12.99
  Granted............................      --        --         --        --     42,000     27.88
  Exercised..........................  (1,700)     6.50    (14,967)    11.88     (3,400)     6.68
                                       ------              -------              -------
Outstanding at end of year...........  84,967     12.80     70,000     12.99    108,600     18.95
                                       ======              =======              =======
Weighted average fair value of
  options granted during the year....     N/A                  N/A              $  6.11

Exercisable as of December 31, 1996..........................................    70,000
Shares available for future grants as of December 31, 1996...................   281,333

                         NEW GULFMARK AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                        NUMBER          WEIGHTED
                                                                      OUTSTANDING       AVERAGE
RANGE OF EXERCISE PRICES                                              AT 12/31/96    EXERCISE PRICE
------------------------                                              -----------    --------------
  $ 6.50 to $10.50..................................................      17,900         $ 8.25
  $14.75 to $17.75..................................................      48,700         $15.18
  $26.38 to $39.00..................................................      42,000         $27.88
                                                                        -------
                                                                        108,600          $18.95
                                                                        =======

     Historically, the Company has used stock options as a long-term incentive for its employees, officers and directors under the above mentioned stock option plans. The exercise price of options granted is equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, consistent with the provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees ("APB 25"), no compensation expense has been recognized in the accompanying financial statements.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation. The pronouncement defines a fair-value based method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 also allows an entity to continue to measure compensation cost for those instruments using the intrinsic value-based method of accounting prescribed by APB 25. The Company has elected to follow APB 25 and related interpretations in accounting for employee stock options because the valuation models prescribed for use by SFAS No. 123 to determine the fair value of options were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense has been recognized in the accompanying financial statements.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method described above. No fair value calculations are required for 1995 as there were no options issued during that period. The fair value for the 1996 options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: Risk free interest rates of 5%; a weighted average volatility factor of the expected market price of the Company's stock of .14; no expected dividends; and weighted average expected option lives of 4 years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Set forth below is a summary of the Company's net income and earnings per share as reported and pro forma as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The pro forma information is not meant to be representative of the effects on reported net income for future years, because as provided by SFAS No. 123, only the effects of awards granted in 1995 and 1996 are required to be considered in the pro forma calculations.

                                                                        1996
                                                              -------------------------
                                                              AS REPORTED    PRO FORMA
                                                              -----------    ----------
Net income..................................................   $3,643,000    $3,554,000
Pro forma earnings per share (unaudited)....................   $     1.09    $     1.07

PREFERRED STOCK

     The Company is authorized by its Articles of Incorporation to issue up to 500,000 shares of $50 par value cumulative preferred stock. As of December 31, 1996, none have been issued.

                         NEW GULFMARK AND SUBSIDIARIES

8. INCOME TAXES:

     Income before income taxes attributable to domestic and foreign operations was (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1996     1995     1994
                                                             ------    ----    ------
U.S........................................................  $ (498)   $371    $ (192)
Foreign....................................................   5,980      88     2,656
                                                             ------    ----    ------
                                                             $5,482    $459    $2,464
                                                             ======    ====    ======

     The components of New GulfMark's tax provisions attributable to income before income taxes are as follows (in thousands):

                                        1996                          1995                          1994
                            ----------------------------   ---------------------------   ---------------------------
                                      DEFERRED                       DEFERRED                      DEFERRED
                            CURRENT   AND OTHER   TOTAL    CURRENT   AND OTHER   TOTAL   CURRENT   AND OTHER   TOTAL
                            -------   ---------   ------   -------   ---------   -----   -------   ---------   -----
U.S.......................   $ --      $   --     $   --    $ --       $ --       $--     $ --       $ --      $ --
Foreign...................    132       1,707      1,839     109        (18)       91      242        739       981
                             ----      ------     ------    ----       ----       ---     ----       ----      ----
                             $132      $1,707     $1,839    $109       $(18)      $91     $242       $739      $981
                             ====      ======     ======    ====       ====       ===     ====       ====      ====

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the net deferred tax liability as of December 31, 1996 and 1995, were (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
Deferred tax assets --
  Net operating loss carryforwards..........................  $  8,668    $ 6,430
  Non-deductible accruals...................................     1,381      1,192
  Foreign tax credits.......................................       224        387
  Alternative minimum tax credits...........................       597        284
  Other tax credits.........................................       175        175
  Valuation allowance.......................................      (267)      (846)
                                                              --------    -------
                                                                10,778      7,622
                                                              --------    -------
Deferred tax liabilities --
  Depreciation..............................................   (12,866)    (8,400)
  Foreign income not currently recognizable.................    (1,017)      (709)
  Other.....................................................      (301)      (323)
                                                              --------    -------
                                                               (14,184)    (9,432)
                                                              --------    -------
Net deferred tax liability..................................  $ (3,406)   $(1,810)
                                                              ========    =======

                         NEW GULFMARK AND SUBSIDIARIES

     The difference between the provision at the statutory U.S. federal income tax rate and the tax provision attributable to income from continuing operations in the accompanying consolidated financial statements is analyzed below:

                                                              1996    1995     1994
                                                              ----    -----    -----
U.S. federal statutory income tax rate......................  34.0%    34.0%    34.0%
Effect of international operations..........................  (0.5)     8.4     21.0
Utilization of U.S. net operating loss carryforwards........    --    (22.6)   (15.2)
                                                              ----    -----    -----
                                                              33.5%    19.8%    39.8%
                                                              ====    =====    =====

     As of December 31, 1996, New GulfMark had available the following carryforward losses and credits for income tax purposes, that are subject to certain limitations, to offset future taxable income (in thousands):

                                              AMOUNT      EXPIRATION
                                              -------     ----------
U.S. tax purposes --
  Foreign tax credits.......................  $   224    1997 -- 2000
  Alternative minimum tax credits...........      597     Indefinite
  Other tax credits.........................      175    1997 -- 2000
Foreign tax purposes --
  Net operating losses......................   26,267     Indefinite

9. OPERATING SEGMENT INFORMATION:

  Business Segments

     The operations of New GulfMark are contained in a single business segment -- offshore marine services. The business operates twenty-nine offshore support vessels as of December 31, 1996 principally in the North Sea and Southeast Asia. The vessels provide transportation of materials, supplies and personnel to and from offshore platforms and drilling rigs. Some of the vessels also perform anchor handling and towing services.

                         NEW GULFMARK AND SUBSIDIARIES

  Geographic Regions

     Information by geographical area is based on the location where services were performed. Operating income represents revenues less operating expenses and is not reduced for interest expense and income taxes. General corporate expenses incurred in the United States have not been allocated to foreign operations for purposes of this disclosure.

                              UNITED                                      BRAZIL
                              STATES          EUROPE         FAR EAST    AND OTHER     TOTAL
                              -------    ----------------    --------    ---------    --------
                                         (PRIMARILY U.K.)
                                                       (IN THOUSANDS)
1996 --
  Revenues..................  $    --        $25,552          $ 7,732     $1,465      $ 34,749
  Operating income (loss)...   (2,513)         9,813            1,473        262         9,035
  Identifiable assets.......    6,574         85,036           23,805      1,055       116,470
1995 --
  Revenues..................  $    --        $20,176          $ 6,142     $  915      $ 27,233
  Operating income (loss)...   (1,564)         4,027              639       (210)        2,892
  Identifiable assets.......    2,153         60,318           10,939      1,494        74,904
1994 --
  Revenues..................  $    --        $18,685          $ 8,178     $  829      $ 27,692
  Operating income (loss)...   (2,070)         3,699            2,431       (247)        3,813
  Identifiable assets.......    1,424         43,607           19,278         --        64,309

  Major Customers

     For the years ended December 31, 1996, 1995 and 1994, New GulfMark had major customers who comprised more than 10% of revenues. The loss of a major customer could have an adverse effect on the Company's financial condition and results of operations until new charters are obtained.

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1996    1995    1994
                                                              ----    ----    ----
Customer A..................................................  15.4%   15.2%   13.3%
Customer B..................................................  14.2      --      --
Customer C..................................................    --    12.9    12.3
Customer D..................................................    --    12.9    14.6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GulfMark International, Inc.:

     We have audited the accompanying balance sheets of GulfMark Retained Assets (a business segment of GulfMark International, Inc., a Delaware corporation, see
Note 1) as of December 31, 1996 and 1995, and the related statements of operations, advances and equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GulfMark Retained Assets as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP
Houston, Texas
February 26, 1997

                            GULFMARK RETAINED ASSETS

                                 BALANCE SHEETS

                                     ASSETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
CURRENT ASSETS:
  Cash......................................................  $   356    $    27
  Accounts receivable --
     Trade..................................................      802      1,024
     Unbilled receivables on jobs in progress...............       31          9
     Claims.................................................       24         89
  Inventory.................................................      157        113
  Prepaids expenses.........................................      124        100
                                                              -------    -------
          Total current assets..............................    1,494      1,362
INVESTMENT IN ENERGY VENTURES, INC. (EVI), including
  unrealized gain of $51,483,000 in 1996 and $12,151,000 in
  1995......................................................   71,040     34,321
PROPERTY AND EQUIPMENT, at cost:
  Transportation equipment..................................      279        236
  Construction equipment....................................      129        117
  Office equipment..........................................       71         60
  Furniture, fixtures and other.............................       68         63
                                                              -------    -------
                                                                  547        476
  Less -- Accumulated depreciation..........................     (287)      (237)
                                                              -------    -------
          Net property and equipment........................      260        239
  Other assets..............................................      422        109
                                                              -------    -------
                                                              $73,216    $36,031
                                                              =======    =======

                      LIABILITIES AND ADVANCES AND EQUITY

CURRENT LIABILITIES:
  Short-term borrowings.....................................  $    --    $    90
  Trade accounts payable....................................      414        848
  Accrued job costs payable.................................       --        104
  Accrued payroll and related expenses......................      560        323
  Accrued warranty expenses.................................      354        292
  Other accrued liabilities.................................      426        133
                                                              -------    -------
          Total current liabilities.........................    1,754      1,790
DEFERRED TAXES AND OTHER....................................   22,646      6,936
COMMITMENTS AND CONTINGENCIES ADVANCES AND EQUITY:
  Advances and Retained Earnings............................   15,923     20,361
  Cumulative translation adjustment related to EVI
     investment.............................................   (1,086)    (1,086)
  Unrealized gain on EVI investment.........................   33,979      8,030
                                                              -------    -------
          Total advances and equity.........................   48,816     27,305
                                                              -------    -------
                                                              $73,216    $36,031
                                                              =======    =======

   The accompanying notes are an integral part of these financial statements.

                            GULFMARK RETAINED ASSETS

                            STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995       1994
                                                              ------    -------    ------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
CONTRACT REVENUES...........................................  $6,994    $ 8,844    $6,756
COST AND EXPENSES:
  Contract costs............................................   3,922      5,963     4,350
  Selling, general and administrative expenses..............   2,068      2,323     1,994
                                                              ------    -------    ------
                                                               5,990      8,286     6,344
                                                              ======    =======    ======
Operating Income............................................   1,004        558       412
EARNINGS ATTRIBUTABLE TO INVESTMENT IN EVI:
  Equity in earnings of EVI.................................      --        761     1,012
  Gain on sale of 300,000 EVI shares........................   6,264         --        --
                                                              ------    -------    ------
                                                               6,264        761     1,012
                                                              ------    -------    ------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM...........   7,268      1,319     1,424
INCOME TAX PROVISION........................................   2,472      3,589       127
                                                              ------    -------    ------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.....................   4,796     (2,270)    1,297
EXTRAORDINARY ITEM ATTRIBUTABLE TO EVI (Less applicable tax
  benefit of $51,000).......................................      --         --      (706)
                                                              ------    -------    ------
NET INCOME (LOSS)...........................................  $4,796    $(2,270)   $  591
                                                              ======    =======    ======
PRO FORMA EARNINGS (LOSS) PER SHARE (unaudited):
  INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...................  $ 1.44    $ (0.68)   $ 0.39
                                                              ------    -------    ------
  EXTRAORDINARY ITEM ATTRIBUTABLE TO EVI....................      --         --     (0.21)
                                                              ------    -------    ------
  NET INCOME (LOSS).........................................  $ 1.44    $ (0.68)   $ 0.18
                                                              ======    =======    ======
WEIGHTED AVERAGE SHARES OUTSTANDING.........................   3,338      3,322     3,320
                                                              ======    =======    ======

   The accompanying notes are an integral part of these financial statements.

                            GULFMARK RETAINED ASSETS

                       STATEMENTS OF ADVANCES AND EQUITY
                                 (IN THOUSANDS)

                                                                                               TOTAL
                                                ADVANCES AND    CUMULATIVE     UNREALIZED     ADVANCES
                                                  RETAINED      TRANSLATION     GAIN ON         AND
                                                  EARNINGS      ADJUSTMENT     INVESTMENT      EQUITY
                                                ------------    -----------    ----------    ----------
BALANCE, at December 31, 1993.................    $23,934         $  (365)      $    --       $23,569
  Translation adjustment......................         --            (542)           --          (542)
  Net income..................................        591              --            --           591
  Distributions to New GulfMark, net..........       (106)             --            --          (106)
                                                  -------         -------       -------       -------
BALANCE, December 31, 1994....................     24,419            (907)           --        23,512
  Translation adjustment......................         --            (179)           --          (179)
  Net loss....................................     (2,270)             --            --        (2,270)
  Unrealized gain on EVI, net of tax..........         --              --         8,030         8,030
  Distributions to New GulfMark, net..........     (1,788)             --            --        (1,788)
                                                  -------         -------       -------       -------
BALANCE, at December 31, 1995.................     20,361          (1,086)        8,030        27,305
  Net income..................................      4,796              --            --         4,796
  Unrealized gain on EVI, net of tax..........         --              --        25,949        25,949
  Distributions to New GulfMark, net..........     (9,234)             --            --        (9,234)
                                                  -------         -------       -------       -------
BALANCE, December 31, 1996....................    $15,923         $(1,086)      $33,979       $48,816
                                                  =======         =======       =======       =======

     The accompanying notes are an integral part of these financial statements.

                            GULFMARK RETAINED ASSETS

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 4,796    $(2,270)   $   591
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities --
     Depreciation...........................................      116         99         81
     Equity in earnings of Energy Ventures, Inc.............       --       (761)    (1,012)
     Deferred income tax provision..........................    2,008      3,589        127
     Gain on sale of 300,000 EVI shares.....................   (6,264)        --         --
     Extraordinary loss.....................................       --         --        706
     Changes in operating assets and liabilities --
       Accounts receivable..................................      265        749       (891)
       Inventory and prepaids...............................      (68)        12         (7)
       Trade accounts payable...............................     (434)       239         86
       Accrued payroll and related expenses.................      237          2        106
       Accrued warranty.....................................       62         79         91
       Other, net...........................................      184       (249)       386
                                                              -------    -------    -------
       Net cash provided by operating activities............      902      1,489        264
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment.......................     (137)      (108)      (129)
  Proceeds from sale of 300,000 EVI shares..................    8,888         --         --
                                                              -------    -------    -------
       Net cash provided by (used in) investing
          activities........................................    8,751       (108)      (129)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) under line of credit..............      (90)        90         --
  Net change in advances....................................   (9,234)    (1,788)      (106)
                                                              -------    -------    -------
     Net cash used in financing activities..................   (9,324)    (1,698)      (106)
                                                              -------    -------    -------
NET INCREASE (DECREASE) IN CASH.............................      329       (317)        29
CASH, beginning of period...................................       27        344        315
                                                              -------    -------    -------
CASH, end of period.........................................  $   356    $    27    $   344
                                                              =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                            GULFMARK RETAINED ASSETS

                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND AND ORGANIZATION:

     On December 5, 1996, GulfMark International, Inc. (GulfMark or the Company), announced a planned distribution to stockholders, in a tax-free spin-off, of all the shares of stock of what will be a new publicly traded company (New GulfMark), which will acquire all of the assets of GulfMark used in connection with its offshore marine services business and will assume certain liabilities associated with such assets. Following the spin-off, the assets of GulfMark will consist of GulfMark's erosion control business (Ercon Development Co., hereinafter referred to as Ercon), approximately 2.2 million shares of Energy Ventures, Inc. (EVI), common stock and certain corporate and miscellaneous assets (hereinafter, and in the aggregate, referred to as GulfMark Retained Assets). In conjunction with the spin-off, GulfMark has also entered into a definitive agreement with EVI, pursuant to which EVI will acquire GulfMark, in a tax-free merger, whereby approximately 2.2 million shares of EVI stock will be issued to the stockholders of GulfMark. In the merger, GulfMark stockholders will receive .6695 shares of EVI common stock for each share of GulfMark common stock held by such stockholders. The transaction is subject to, among other things, approval by the stockholders of both GulfMark and EVI and customary regulatory approvals. It is expected that the transaction will be consummated during the second quarter of 1997.

     The accompanying financial statements include the accounts of GulfMark Retained Assets, as described in the preceding paragraph.

     Ercon offers a variety of turnkey erosion control products and services to assist customers to control soil erosion and prevent damage or destruction, by rivers, streams and bayous, of various types of assets, including highways, bridges, pipelines, buildings and railroads. EVI is a publicly traded international oil field equipment and service company which manufactures artificial lift and completion systems, drill pipe and premium tubulars.

2. SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

  Construction Contracts

     GulfMark Retained Assets reports income from construction contracts using the percentage-of-completion method of accounting. The percentage-of-completion on a given contract is determined considering the relationship of total cost incurred to date to total estimated contract cost. Total revenues from claims for additional compensation are recorded only if the scope and amount of the claim have been agreed to by the customer (or the claim is specifically provided for in the contract terms) and the amount of the claim can be reliably estimated. On contracts where an ultimate loss is anticipated upon completion, the full amount of the estimated loss is accrued when known.

     Although the duration of construction contracts may exceed one year, GulfMark Retained Assets generally invoices and collects for work performed on a monthly basis. Accordingly, GulfMark Retained Assets' operating cycle has been defined as one year for purposes of classifying amounts on its balance sheet as current or noncurrent.

     Unbilled receivables on construction jobs in progress represent revenues recognized in excess of amounts billed. Generally, unbilled work is billable within 30 days.

                            GULFMARK RETAINED ASSETS

  Pro Forma Earnings Per Share

     Pro forma earnings per share is based on the weighted average number of shares of common stock outstanding for GulfMark and GulfMark Retained Assets' net income (loss) prior to the Distribution. Common stock equivalents have not been included in the computation of earnings per share since the effect is not significant. Fully diluted earnings per share is not presented as such amounts do not materially differ from primary earnings per share.

  Allocation of Shared Services

     Certain costs relating to the Company's general and administrative services (including management personnel who provide legal, tax, accounting, treasury, strategic planning and public policy services) are either directly charged to each group based upon actual utilization or are allocated based upon each group's operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges each group for services at fully distributed cost. GulfMark Retained Assets' share of these direct and indirect allocations was $153,000, $243,000 and $55,000 for the years ended December 31, 1996, 1995 and 1994, respectively. For the year ended December 31, 1996, direct allocations to GulfMark Retained Assets comprised approximately 10 percent of the total shared corporate services allocated by GulfMark.

     Management believes the above allocated amounts approximate the amounts which would have resulted had GulfMark Retained Assets operated as a stand-alone entity.

  Cumulative Translation Adjustment

     GulfMark Retained Assets recorded its portion of EVI's cumulative translation adjustment as a component of Advances and Equity during the periods which GulfMark Retained Assets accounted for its investment in EVI on the equity method.

  Inventory

     Inventory is stated at the lower of cost (moving-average) or market. Inventory consists primarily of Palisade Erconet panels whose open weave of synthetics controls water flow, Ercomat double-layered and cabled grout injectable fabric for contoured bank armoring, and Ercorap bags of hydratable grout for more vertical bank armoring.

  Property and Equipment

     Property and equipment is recorded at cost and depreciated over estimated service lives. Depreciation is computed primarily using the straight-line method. Estimated lives for major classes of property and equipment are as follows:

Transportation equipment....................................  3 to 4 years
Construction equipment......................................  4 to 6 years
Office equipment, furniture, fixtures and other.............  4 to 7 years

     Expenditures for maintenance and repairs are charged currently to expense; renewals and betterments are capitalized. Asset costs and accumulated depreciation for property retired or otherwise disposed of are removed from the accounts, with any gain or loss included in the results of operations.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax

                            GULFMARK RETAINED ASSETS
assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. SFAS No. 109 also requires that the likelihood and amount of future taxable income be included in the criteria used to determine the timing and amount of tax benefits recognized for net operating losses and tax credit carryforwards in the financial statements.

     GulfMark Retained Assets has been included in consolidated federal income tax returns filed by GulfMark. However, the tax expense reflected in the consolidated Statements of Operations and the tax liabilities reflected in the Consolidated Balance Sheets have been prepared on a separate return basis as though GulfMark Retained Assets had filed stand-alone income tax returns, except for the utilization of net operating loss (NOL) carryforward benefits, which have been allocated by GulfMark to GulfMark Retained Assets based on GulfMark Retained Assets' pro-rata share of GulfMark's actual pre-tax financial statement earnings for each year. Had this allocation of NOL not been made, GulfMark Retained Assets' pro forma net income (loss) would have been $4,796,000 (unaudited), ($3,865,000) (unaudited) and $524,000 (unaudited) for the years ended December 31, 1996, 1995 and 1994, respectively.

  Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was effective for the Company on January 1, 1996. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill, and how to measure such impairment. Adoption of SFAS No. 121 had no effect on the financial statements of GulfMark Retained Assets.

3. INVESTMENT IN ENERGY VENTURES, INC.:

     At December 31, 1996 the Company owned 2,235,572 shares of stock of Energy Ventures, Inc. On July 26, 1996, the Company sold 300,000 shares of its 2,535,572 shares holding in EVI in conjunction with a public offering by EVI of 3,000,000 newly issued shares. As a result, the Company received net proceeds of approximately $8.9 million, resulting in an after-tax gain of approximately $4.1 million. As a result of this sale and offering, the Company's ownership interest in EVI decreased to approximately 9.7 percent.

     The shares of EVI owned by the Company are held for investment purposes. Because of, among other things, the Company ownership interest in EVI as well as the two common directors between the two companies, the Company may be considered an "affiliate" of EVI under federal securities rules and regulations. As such, these EVI shares may not be able to be sold by the Company absent registering such shares under the Securities Act of 1933 or an exemption therefrom.

     Prior to June 30, 1995, the Company accounted for EVI on the equity method; however, the reduction in the Company's ownership interest on June 30, 1995, required a change from the equity method to the cost method and the application of certain requirements of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under the cost method, the Company no longer records its proportionate share of EVI's earnings as was done prior to June 30, 1995, under the equity method.

     In addition, under SFAS No. 115, ". . . the portion of the security that can reasonably be expected to qualify for sale within one year . . ." must be reported at its "fair value." If the Company is considered an "affiliate" under the federal securities rules and regulations, approximately 1,222,100 shares as of December 31, 1996, represents the number of shares which may be sold by the Company without registration pursuant to Rule 144 promulgated under the Securities Act of 1933. Accordingly, the Company has reflected in the accompanying December 31, 1996, balance sheet approximately 1,222,100 shares of EVI holdings at

                            GULFMARK RETAINED ASSETS
the closing price quoted on the New York Stock Exchange as of December 31, 1996. The related unrealized gain on those shares is reflected as a separate component of Advances and Equity, net of the related deferred taxes. The remaining 1,013,472 shares are carried at historical cost.

     The quoted market value of EVI shares held by the Company may not be the value that would be realized should the Company dispose of some or all of the shares. As of February 26, 1997, the quoted market value of EVI shares held by the Company was $117,647,000. The equity in earnings of EVI recorded by GulfMark Retained Assets for the six months ended June 30, 1995 and the year ended December 31, 1994, excluding an extraordinary item, was $761,000 and $1,012,000, respectively. In addition, the Company recognized in 1994 an extraordinary charge of $706,000, net of tax, attributable to the prepayment of certain debt.

     The following represents summarized financial information for EVI. For more information regarding EVI's financial condition and operations, reference is made to the EVI Form 10-K as of December 31, 1996 and 1995, filed with the Securities and Exchange Commission.

                           SUMMARIZED BALANCE SHEETS
                               AS OF DECEMBER 31,
                                 (IN THOUSANDS)

                                                                1996        1995
                                                              --------    --------
Current assets..............................................  $558,681    $309,185
Non-current assets..........................................   294,162     143,940
                                                              --------    --------
                                                              $852,843..  $453,125
                                                              ========    ========
Current liabilities.........................................  $233,126    $ 78,291
Non-current liabilities.....................................   165,633     146,768
Stockholders' equity........................................  454,084..    228,066
                                                              --------    --------
                                                              $852,843..  $453,125
                                                              ========    ========

                          SUMMARIZED INCOME STATEMENTS
                          FOR YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                    1996         1995         1994
                                                  ---------    ---------    ---------
Revenues........................................  $ 478,020    $ 271,675    $ 185,285
Expenses........................................   (431,733)    (253,710)    (181,647)
Other expenses, net.............................    (14,741)     (15,603)     (13,125)
                                                  ---------    ---------    ---------
Income (loss) before taxes......................     31,546        2,362       (9,487)
Tax (provision) benefit.........................     (7,041)         240        3,795
                                                  ---------    ---------    ---------
Income (loss) from continuing operations........     24,505        2,602       (5,692)
Discontinued operations, net of taxes...........      7,468        8,709       10,334
Gain on disposal of discontinued operations, net
  of taxes......................................     66,924           --           --
Extraordinary item..............................       (731)          --       (3,784)
                                                  ---------    ---------    ---------
Net income......................................  $  98,166    $  11,311    $     858
                                                  =========    =========    =========

                            GULFMARK RETAINED ASSETS

4. INCOME TAXES:

     The components of GulfMark Retained Assets' income tax provisions, all of which are attributable to domestic operations, are as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1996      1995     1994
                                                             ------    ------    ----
Current....................................................  $  464    $   --    $ --
Deferred and other.........................................   2,008     3,589     127
                                                             ------    ------    ----
                                                             $2,472    $3,589    $127
                                                             ======    ======    ====

     Included in the 1996 deferred tax provision is $2,130,000 of additional deferred taxes associated with the sale of 300,000 shares of EVI. The deferred provision in 1995 included $3,374,000 of additional deferred taxes related to the change in accounting of its investment in EVI from the equity method to the cost method.

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the net deferred tax liability as of December 31, 1996 and 1995, were (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
Deferred tax assets --
  Net operating loss carryforwards..........................  $     --    $ 2,722
  Non-deductible accruals...................................        --        271
                                                              --------    -------
                                                                    --      2,993
                                                              --------    -------
Deferred tax liabilities --
  Investment in EVI.........................................   (22,646)    (9,929)
                                                              --------    -------
                                                               (22,646)    (9,929)
                                                              --------    -------
Net deferred tax liability..................................  $(22,646)   $(6,936)
                                                              ========    =======

     The difference between the provision at the statutory U.S. federal income tax rate and the tax provision attributable to income from continuing operations in the accompanying consolidated financial statements is analyzed below.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              ----    ------    -----
U.S. federal statutory income tax rate......................  34.0%     34.0%    34.0%
Differences applicable to income of unconsolidated
  subsidiaries..............................................    --     359.0    (20.4)
Utilization of U.S. net operating loss carryforwards........    --    (120.9)    (4.7)
                                                              ----    ------    -----
                                                              34.0%    272.1%     8.9%
                                                              ====    ======    =====

     In conjunction with the sale of 300,000 EVI shares on July 26, 1996, substantially all of the remaining carryforward operating losses ($8,021,000 at December 31, 1995) were fully utilized.

                            GULFMARK RETAINED ASSETS

5. MAJOR CUSTOMERS:

     For the years ended December 31, 1996, 1995 and 1994, GulfMark Retained Assets had major customers who comprised more than 10% of revenues. The loss of a major customer could have an adverse effect on the financial condition and results of operations of GulfMark Retained Assets until new contracts are obtained.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
Customer A..................................................   22.3%    12.7%    27.5%
Customer B..................................................   13.9       --     15.8
Customer C..................................................   11.4       --       --
Customer D..................................................     --     11.7       --
Customer E..................................................     --       --     16.1

6. COMMITMENTS AND CONTINGENCIES:

     On November 14, 1995, an arbitration panel in Houston awarded a customer of Ercon, $468,000 in connection with an erosion control system installed on the customer's property. The project was originally installed in June 1993 and developed problems during 1994. At December 31, 1994, management determined that a loss on this matter was likely and after review and discussions with legal counsel, a reserve of $165,000 was recorded to cover the probable costs of repair or settlement. The amount was determined based on the Company's assessment of the loss actually suffered by the customer and the belief that the customer and his engineer were responsible for a significant part of the loss. During 1995, the customer filed for arbitration claiming compensatory and punitive damages and was ultimately successful in convincing an arbitration panel that his damages suffered were higher than what was estimated by the Company and furthermore, that the Company should be held solely responsible. The amount of the award, net of the previously recorded $165,000, was reflected as expense in the accompanying statements of operations in 1995. The Company made a claim to its insurance carrier for the award and associated legal fees; however, the insurance company initially denied coverage. In 1996, Ercon settled this claim with the insurance company and received $117,000, which is reflected in the statements of operations in 1996.

     GulfMark Retained Assets is subject to legal proceedings and claims that arise in the ordinary course of its business. Management believes, based on discussions with its legal counsel and in consideration of reserves recorded, that the outcome of these legal actions will not have a material adverse effect upon the financial position and results of operations of GulfMark Retained Assets.

                                                                      APPENDIX A

                         AGREEMENT AND PLAN OF MERGER*

                                     AMONG

                             ENERGY VENTURES, INC.,
                           GULFMARK ACQUISITION CO.,
                          GULFMARK INTERNATIONAL, INC.
                                      AND
                        NEW GULFMARK INTERNATIONAL, INC.

                               DECEMBER 5, 1996*

* As amended by the First Amendment to Agreement and Plan of Merger dated March 27, 1997.

                               TABLE OF CONTENTS

ARTICLE I
THE MERGER............................................................    1
  1.1     The Merger..................................................    1
  1.2     Closing Date................................................    1
  1.3     Consummation of the Merger..................................    2
  1.4     Effects of the Merger.......................................    2
  1.5     Certificate of Incorporation; Bylaws........................    2
  1.6     Directors and Officers......................................    2
  1.7     Conversion of Securities....................................    2
  1.8     Exchange of Certificates....................................    3
  1.9     Taking of Necessary Action; Further Action..................    4
ARTICLE II
REPRESENTATIONS AND WARRANTIES........................................    5
  2.1     Representations and Warranties of EVI and Sub...............    5
           (a)  Organization and Compliance with Law..................    5
           (b)  Capitalization........................................    5
           (c)  Authorization and Validity of Agreement...............    5
           (d)  No Approvals or Notices Required; No Conflict.........    5
           (e)  Commission Filings; Financial Statements..............    6
           (f)  Absence of Certain Charges and Events.................    6
           (g)  Tax Matters...........................................    6
           (h)  Voting Requirements...................................    7
           (i)  Brokers...............................................    7
           (j)  Information Supplied..................................    7
  2.2      Representations and Warranties of GulfMark and Spinco......    7
           (a)  Organization..........................................    7
           (b)  Capitalization........................................    8
           (c)  Authorization and Validity of Agreement...............    8
           (d)  No Approvals or Notices Required; No Conflict with
                  Instruments to which GulfMark is a Party............    9
           (e)  Commission Filings; Financial Statements..............   10
           (f)  Conduct of Business in the Ordinary Course; Absence
                  of Certain Changes and Events.......................   10
           (g)  Litigation............................................   11
           (h)  Employee Benefit Plans................................   11
           (i)  Taxes.................................................   12
           (j)  Environmental Matters.................................   13
           (k)  Investment Company....................................   14
           (l)  Severance Payments....................................   14
           (m)  Voting Requirements...................................   14
           (n)  Brokers...............................................   14
           (o)  Assets and Liabilities at Closing.....................   14
           (p)  Compliance with Laws..................................   15
           (q)  Contracts.............................................   15
           (r)  Title to Property.....................................   16
           (s)  Insurance Policies....................................   16
           (t)  Loans.................................................   17
           (u)  No Fraudulent Transfer................................   17
           (v)  Information Supplied..................................   17

ARTICLE III
COVENANTS OF GULFMARK.......................................................   18
  3.1      Conduct of Business by GulfMark Pending the Merger...............   18
  3.2      Net Working Capital Requirements.................................   19
  3.3      Affiliates' Agreements...........................................   20
ARTICLE IV
COVENANTS OF EVI PRIOR TO THE EFFECTIVE TIME................................   20
  4.1      Conduct of Business by EVI Pending the Merger....................   20
  4.2      Reservation of EVI Stock.........................................   20
  4.3      Stock Exchange Listing...........................................   20
ARTICLE V
ADDITIONAL AGREEMENTS.......................................................   21
  5.1      Joint Proxy Statement/Prospectus; Registration Statement.........   21
  5.2      Accountants Letters..............................................   21
  5.3      Meetings of Stockholders.........................................   21
  5.4      Filings; Consents; Reasonable Efforts............................   21
  5.5      Notification of Certain Matters..................................   21
  5.6      Expenses.........................................................   22
  5.7      GulfMark's Employee Benefits.....................................   22
ARTICLE VI
CONDITIONS..................................................................   23
  6.1      Conditions to Obligation of Each Party to Effect the Merger......   23
  6.2      Additional Conditions to Obligations of EVI......................   23
  6.3      Additional Conditions to Obligations of GulfMark.................   24
ARTICLE VII
MISCELLANEOUS...............................................................   25
  7.1      Termination......................................................   25
  7.2      Effect of Termination............................................   26
  7.3      Waiver and Amendment.............................................   26
  7.4      Nonsurvival of Representations and Warranties....................   26
  7.5      Public Statements................................................   26
  7.6      Assignment.......................................................   26
  7.7      Notices..........................................................   26
  7.8      Governing Law....................................................   27
  7.9      Arbitration......................................................   27
  7.10     Severability.....................................................   28
  7.11     Counterparts.....................................................   28
  7.12     Headings.........................................................   28
  7.13     Confidentiality Agreement........................................   28
  7.14     Entire Agreement: Third Party Beneficiaries......................   28
  7.15     Disclosure Letters...............................................   28
GLOSSARY OF DEFINED TERMS...................................................   41

LIST OF EXHIBITS

Exhibit A -- Form of Agreement and Plan of Distribution
Exhibit B -- Amended and Restated Certificate of Incorporation of GulfMark

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, dated as of the 5th day of December, 1996 as amended by the First Amendment to Agreement and Plan of Merger dated March 27, 1997 (this "Agreement"), is among ENERGY VENTURES, INC., a Delaware corporation ("EVI"), GULFMARK ACQUISITION CO., a Delaware corporation and wholly-owned subsidiary of EVI ("Sub"), GULFMARK INTERNATIONAL, INC., a Delaware corporation ("GulfMark"), and NEW GULFMARK INTERNATIONAL, INC., a Delaware corporation and wholly-owned subsidiary of GulfMark ("Spinco").

     WHEREAS, subject to and in accordance with the terms and conditions of this Agreement, the respective Boards of Directors of EVI, Sub and GulfMark, and EVI as sole stockholder of Sub, have approved the merger of Sub with and into GulfMark (the "Merger"), whereby each issued and outstanding share of common stock, par value $1.00 per share, of GulfMark ("GulfMark Common Stock") not owned directly or indirectly by GulfMark will be converted into the right to receive .6695 of one share of common stock, par value $1.00 per share, of EVI ("EVI Common Stock"); and

     WHEREAS, as a condition to the Merger, GulfMark will contribute to Spinco
(a) all of the stock of GulfMark's subsidiaries other than Ercon (the "Marine Subsidiaries") and (b) the general corporate assets of GulfMark (excluding (i) all EVI Common Stock held by GulfMark, (ii) any and all property, assets, claims and rights, tangible and intangible of Ercon, as defined herein, (iii) the original tax, accounting and other corporate records of GulfMark and (iv) all of the shares of common stock and other ownership interests held by GulfMark in American Independent Oil Company ("AIOC"), such excluded assets being referred to herein as the "Excluded Assets") (the "Assets") and Spinco will assume certain liabilities associated with the Assets, the Marine Subsidiaries and GulfMark (the "Contribution") pursuant to an Agreement and Plan of Distribution between GulfMark, Spinco and EVI in substantially the form attached hereto as Exhibit A (the "Distribution Agreement");

     WHEREAS, as a condition to the Merger, GulfMark will distribute to its stockholders prior to the Merger all of the outstanding stock of Spinco (the "Distribution");

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Contribution and Distribution qualify as transactions within the meaning of Sections 368(a)(1)(D) and 355 of the Code; and

     WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Merger;

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 THE MERGER. Subject to and in accordance with the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), at the Effective Time (as defined in Section 1.3), Sub shall be merged with and into GulfMark. As a result of the Merger, the separate corporate existence of Sub shall cease and GulfMark shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation"), and all the properties, rights, privileges, powers and franchises of Sub and GulfMark shall vest in the Surviving Corporation, without any transfer or assignment having occurred, and certain liabilities, debts and duties of Sub and GulfMark shall attach to the Surviving Corporation, all in accordance with the DGCL and subject to the provisions of the Distribution Agreement.

     1.2 CLOSING DATE. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Fulbright & Jaworski L.L.P, Houston, Texas, as soon as practicable after the satisfaction or waiver of the conditions set forth in Article VI or at such other time and place and on such other date as EVI and GulfMark shall agree; provided that the closing conditions set forth in Article VI shall have been satisfied or waived at or prior to such time. The date on which the Closing occurs is herein referred to as the "Closing Date."

     1.3 CONSUMMATION OF THE MERGER. As soon as practicable on the Closing Date, the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of Delaware a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The "Effective Time" of the Merger, as that term is used in this Agreement, shall mean such time as a certificate of merger is duly filed with the Delaware Secretary of State or at such later time (not to exceed 90 days from the date the Certificate is filed) as is specified in the certificate of merger pursuant to the mutual agreement of EVI and GulfMark.

     1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the applicable provisions of the DGCL. If at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or otherwise are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, all rights, title and interests in all real estate and other property and all privileges, powers and franchises of GulfMark and Sub, the Surviving Corporation and its proper officers and directors, in the name and on behalf of GulfMark and Sub, shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary and proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of GulfMark or otherwise to take any and all such action.

     1.5 CERTIFICATE OF INCORPORATION; BYLAWS. The Certificate of Incorporation of GulfMark, as amended by the amendment set forth in Exhibit B attached hereto, shall be the Certificate of Incorporation of the Surviving Corporation and thereafter shall continue to be its Certificate of Incorporation until amended as provided therein or under the DGCL. The bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and thereafter shall continue to be its bylaws until amended as provided therein or under the DGCL.

     1.6 DIRECTORS AND OFFICERS. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at and after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation at and after the Effective Time, in each case until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified.

     1.7 CONVERSION OF SECURITIES. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of EVI, GulfMark, Sub or their stockholders:

          (a) Subject to adjustment pursuant to Section 1.7(e) hereof, each share of GulfMark Common Stock issued and outstanding immediately prior to the Effective Time (the "Shares"), shall be converted into the right to receive .6695 of a share of EVI Common Stock (the "Exchange Ratio"); provided, however, that no fractional shares of EVI Common Stock shall be issued and in lieu thereof, a cash payment shall be made in accordance with
     Section 1.7(d) hereof. Except as set forth in the preceding sentence with respect to cash in lieu of fractional shares, no other consideration will be paid to GulfMark or its stockholders.

          (b) Each Share owned directly or indirectly by GulfMark as treasury stock and each Share owned by Sub, EVI or any direct or indirect wholly-owned subsidiary of EVI or of GulfMark immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          (c) Each share of common stock, par value $1.00 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, $1.00 par value per share, of the Surviving Corporation.

          (d) No fractional shares of EVI Common Stock shall be issued in the Merger. All fractional shares of EVI Common Stock that a holder of Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share of EVI Common Stock results from such aggregation (i) such fractional share of EVI Common Stock shall be disregarded and the shares of EVI Common Stock issuable to such holder shall be rounded off to the nearest whole share of EVI Common Stock if such fractional share of EVI Common Stock represents less than one-half of one percent of the total shares of EVI Common Stock such holder is entitled to receive in the Merger and (ii) in all other cases, such holder shall be entitled to receive, in lieu of a fractional share of EVI Common Stock, an amount in cash determined by multiplying the average of the daily closing sale price per share of EVI Common Stock on the New York Stock Exchange ("NYSE") for the ten trading days immediately preceding the Effective Time of the Merger by the fraction of a share of EVI Common Stock to which such holder would otherwise have been entitled. No such cash in lieu of fractional shares of EVI Common Stock shall be paid to any holder of fractional shares of EVI Common Stock until Certificates (as defined in Section 1.8(c)) representing such shares of EVI Common Stock are surrendered and exchanged in accordance with Section 1.8(c). The total amount of cash to be received by the stockholders of GulfMark in lieu of fractional shares of EVI Common Stock will not exceed one percent of the total fair market value of the EVI Common Stock (as of the date on which the Effective Time occurs) to be issued in the Merger.

The Exchange Ratio is based on (i) 3,338,852 shares of GulfMark Common Stock being issued and outstanding immediately prior to the Effective Time. In the event the number of shares of GulfMark Common Stock outstanding immediately prior to the Effective Time is greater or less than 3,338,852, or the number of shares of EVI Common Stock held by GulfMark is greater or less than 2,235,572, the Exchange Ratio shall be adjusted to equal the number of shares of EVI Common Stock held by GulfMark immediately prior to the Effective Time divided by the number of shares of GulfMark Common Stock issued and outstanding immediately prior to the Effective Time.

     1.8  EXCHANGE OF CERTIFICATES.

          (a) Exchange Agent. Prior to the Effective Time of the Merger, EVI shall select a bank or trust company to act as exchange agent (the "Exchange Agent") for the issue of shares of EVI Common Stock upon surrender of certificates representing Shares.

          (b) Payment of Merger Consideration. EVI shall take all steps necessary to enable and cause there to be provided to the Exchange Agent on a timely basis, as and when needed after the Effective Time of the Merger, certificates for the shares of EVI Common Stock to be issued upon the conversion of the Shares pursuant to Section 1.7. EVI or the Surviving Corporation shall timely make available to the Exchange Agent any cash necessary to make payments in lieu of fractional shares.

          (c) Exchange Procedure. As soon as reasonably practical after the Effective Time of the Merger, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time of the Merger represented outstanding Shares (the "Certificates"), other than EVI, Sub and GulfMark and any directly or indirectly wholly-owned subsidiary of EVI, Sub or GulfMark, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as EVI and Sub may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the certificates representing the shares of EVI Common Stock and any cash in lieu of a fractional share. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of EVI Common Stock into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.7 and any cash payable in lieu of a fractional Share, and the Certificate so surrendered shall forthwith be canceled. If the shares of EVI Common Stock are to be issued to an individual, corporation, limited liability company, partnership, governmental authority or any other entity (a "Person"), other than the person in whose name the Certificate so surrendered is registered, it shall be a condition of exchange that such Certificate shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.8, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the number of shares of EVI Common Stock and cash, if any, in lieu of fractional shares of EVI Common Stock into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.7. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of EVI Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto.

          (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time of the Merger with respect to the shares of EVI Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EVI Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.7(d) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the Certificates representing the shares of EVI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of EVI Common Stock to which such holder is entitled pursuant to Section 1.7(d) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of EVI Common Stock, as the case may be, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of EVI Common Stock.

          (e) No Further Ownership Rights in Shares. All shares of EVI Common Stock issued upon the surrender of Certificates in accordance with the terms of this Article I, together with any dividends payable thereon to the extent contemplated by this Section 1.8, shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

          (f) None of EVI, Sub, GulfMark, the Surviving Corporation or their transfer agents shall be liable to a holder of the Shares for any amount properly paid to a public official pursuant to applicable property, escheat or similar laws.

     1.9 TAKING OF NECESSARY ACTION; FURTHER ACTION. The parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and the Distribution as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement or the Distribution Agreement, and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of GulfMark or Sub as of the Effective Time, such corporations shall direct their respective officers and directors to take all such lawful and necessary action.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

     2.1 REPRESENTATIONS AND WARRANTIES OF EVI AND SUB. EVI and Sub hereby jointly and severally represent and warrant to GulfMark that:

          (a) Organization and Compliance with Law. Each of EVI and Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and corporate authority to own, lease and operate all of its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing would not have a material adverse effect on the financial condition of EVI and its subsidiaries (the "EVI Subsidiaries"), taken as a whole (an "EVI MAE"). Each of EVI and Sub is duly qualified to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be duly qualified would not have an EVI MAE. Each of EVI and Sub is in compliance with all applicable laws, judgments, orders, rules and regulations, except where such failure would not have an EVI MAE. EVI has heretofore delivered to GulfMark true and complete copies of EVI's Certificate of Incorporation (the "EVI Certificate") and Sub's Certificate of Incorporation and their respective bylaws as in existence on the date hereof.

          (b) Capitalization.

               (i) The authorized capital stock of EVI consists of 40,000,000 shares of EVI Common Stock, par value $1.00 per share, and 3,000,000 shares of preferred stock, par value $1.00 per shares ("EVI Preferred Stock"). As of September 30, 1996, there were issued and outstanding 22,939,625 shares of EVI Common Stock. As of October 8, 1996, 1,550,268 shares of EVI Common Stock were reserved for issuance pursuant to EVI's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan, Non-Employee Director Stock Option Plan and restricted stock plan for foreign key employees, of which 834,268 shares of EVI Common Stock were reserved for issuance upon exercise of outstanding options. At October 8, 1996, there were no shares of EVI Preferred Stock issued or outstanding. No holder of EVI Common Stock is entitled to preemptive rights under Delaware law or EVI's Certificate of Incorporation.

               (ii) As of the date hereof, the authorized capital stock of Sub consists of 1,000 shares of common stock, par value $1.00 per share, all of which are validly issued, fully paid and nonassessable and are owned by EVI.

               (iii) Each share of EVI Common Stock to be issued hereunder as a result of the Merger will be fully paid and non-assessable upon issuance.

          (c) Authorization and Validity of Agreement. The execution and delivery by EVI and Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary corporate action (subject only, with respect to the Merger, to approval of this Agreement by each of their stockholders as provided for in Section 5.3). On or prior to the date hereof, the Board of Directors of EVI or duly authorized committee thereof has determined to recommend approval of the Merger to the stockholders of EVI, and such determination is in effect on the date hereof. This Agreement has been duly executed and delivered by EVI and Sub and is the valid and binding obligation of EVI and Sub, enforceable against EVI and Sub in accordance with its terms.

          (d) No Approvals or Notices Required; No Conflict. Neither the execution and delivery of this Agreement nor the performance by EVI or Sub of its obligations hereunder, nor the consummation of the transactions contemplated hereby by EVI and Sub, will (i) conflict with the EVI Certificate or the bylaws of EVI or Sub; (ii) assuming satisfaction of the requirements set forth in clause (iii) below, violate any provision of law applicable to EVI or any of the EVI Subsidiaries; (iii) except for (A) requirements of Federal or state securities laws, (B) requirements arising out of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (C) requirements of notice filings in such foreign jurisdictions as may be applicable, and (D) the filing of a Certificate of Merger by Sub in accordance with the DGCL, require any consent or approval of, or filing with or notice to, any public body or authority, domestic or foreign, under any provision of law applicable to EVI or any of the EVI Subsidiaries; or (iv) require any consent, approval or notice under, or violate, breach, be in conflict with or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the creation or imposition of any lien, mortgage, pledge, security interest, restriction on transfer, option, charge, right of any third Person or any other encumbrance of any nature (a "Lien") upon any properties, assets or business of EVI or any of the EVI Subsidiaries under, any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment or any order, judgment or decree to which EVI or any of the EVI Subsidiaries is a party or by which EVI or any of the EVI Subsidiaries or any of its or their assets or properties is bound or encumbered, except (A) those that have already been given, obtained or filed and (B) those that, in the aggregate, would not have an EVI MAE.

          (e) Commission Filings; Financial Statements. EVI has filed all reports and documents required to filed with the Securities and Exchange Commission (the "Commission") since December 31, 1993. All reports, registration statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by EVI with the Commission since December 31, 1993, through the date of this Agreement, together with any amendments thereto, are sometimes collectively referred to as the "EVI Commission Filings." EVI has heretofore delivered to, or made accessible to, GulfMark copies of the EVI Commission Filings. As of the respective dates of their filing with the Commission, the EVI Commission Filings complied in all material respects with the applicable requirements of the Securities Act of 1934 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Commission thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (f) Absence of Certain Charges and Events. Since December 31, 1995, except as contemplated by this Agreement or as disclosed in the EVI Commission Filings filed with the Commission prior to the date hereof, there has been no EVI MAE.

          (g) Tax Matters.

             (i) Except as set forth in Section 2.1(f) of the disclosure letter delivered by EVI to GulfMark on the date hereof (the "EVI Disclosure Letter"), all returns and reports, including, without limitation, information and withholding returns and reports ("Tax Returns"), of or relating to any foreign, federal, state or local tax, assessment or other governmental charge ("Taxes" or a "Tax") that are required to be filed on or before the Closing Date by or with respect to EVI or any of the EVI Subsidiaries, or any other corporation that is or was a member of an affiliated group (within the meaning of Section 1504(a) of the Code) of corporations of which EVI was a member for any period ending on or prior to the Closing Date, have been or will be duly and timely filed, and all Taxes, including interest and penalties, due and payable pursuant to such Tax Returns have been paid or, except as set forth in
        Section 2.1(f) of the EVI Disclosure Letter, adequately provided for in reserves established by EVI, except where the failure to file, pay or provide for would not have a EVI MAE.

             (ii) EVI has no present plan or intention after the Merger to (A) liquidate the Surviving Corporation, (B) merge the Surviving Corporation with or into another corporation, (C) sell or otherwise dispose of the stock of the Surviving Corporation, (D) cause or permit the Surviving Corporation to sell or otherwise dispose of any of the assets of GulfMark or the assets of Sub vested in the Surviving Corporation except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Surviving Corporation within the meaning of Section 368(a)(2)(C) of the Code, (E) reacquire any of the stock issued to the GulfMark stockholders pursuant to the Merger, (F) cause or permit the Surviving Corporation to discontinue the historic business of GulfMark, or (G) acquire Spinco or Spinco Assets.

             (iii) EVI is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code or as defined in the Investment Company Act of 1940 and the rules and regulations promulgated thereunder.

          (h) Voting Requirements. The affirmative vote of the holders of a majority of the shares of EVI Common Stock present at the special stockholders' meeting and entitled to vote is the only vote of the holders and any class or series of the capital stock of EVI necessary to approve this Agreement and the Merger.

          (i) Brokers. Except for fees and expenses payable by EVI to Prudential Securities Corporation, no broker, investment banker, or other Person acting on behalf of EVI is or will be entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

          (j) Information Supplied. None of the information supplied or to be supplied by EVI for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 5.1) will, at the time the Registration Statement is filed with the Commission, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to EVI's stockholders and at the time of the EVI Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. For purposes of this Agreement, the parties agree that the statements made and information in the Registration Statement and the Proxy Statement relating to the Federal income tax consequences of the transactions contemplated hereby shall be deemed to be supplied by GulfMark and Spinco and not by EVI or Sub.

     2.2 REPRESENTATIONS AND WARRANTIES OF GULFMARK AND SPINCO. Each of GulfMark and Spinco, jointly and severally hereby represents and warrants to EVI that:

          (a) Organization. Each of GulfMark and Spinco is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and Ercon Development Company, a wholly owned subsidiary of GulfMark to be merged into GulfMark prior to the Effective Time ("Ercon") is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Each of GulfMark, Spinco and Ercon has all requisite corporate power and corporate authority and all necessary governmental authorizations to own, lease and operate all of its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such governmental authority would not (i) have a material adverse effect on the financial condition of GulfMark or Ercon after giving effect to the Distribution or (ii) prevent or adversely affect the ability of GulfMark and Spinco to perform and comply with their respective obligations under this Agreement, the Distribution Agreement or any other agreement to be executed and delivered in connection with the transactions contemplated hereby or thereby (a "GulfMark MAE"). Except as set forth in
     Section 2.2(a) of the disclosure letter delivered by GulfMark to EVI on the date hereof (the "GulfMark Disclosure Letter"), each of GulfMark, Ercon and Spinco is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be duly qualified does not and would not have a GulfMark MAE. Each of GulfMark, Ercon and Spinco is in compliance with all applicable laws, judgments, orders, rules and regulations, domestic and foreign, except where failure to be in such compliance would not have a GulfMark MAE. GulfMark has heretofore delivered to EVI true and

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

     complete copies of GulfMark's Certificate of Incorporation (the "GulfMark Certificate") and bylaws, Spinco's Certificate of Incorporation and bylaws and Ercon's Articles of Incorporation and bylaws as in existence on the date hereof.

     (b) Capitalization.

             (i) The authorized capital stock of GulfMark consists of 10,000,000 shares of GulfMark Common Stock, par value $1.00 per share and 500,000 shares of Preferred Stock, par value $50.00 per share. As of September 30, 1996, there were issued and outstanding 3,338,852 shares of GulfMark Common Stock and no shares of GulfMark Common Stock were held as treasury shares. There are no outstanding shares of GulfMark Preferred Stock. A total of 390,833 shares of GulfMark Common Stock have been reserved for issuance pursuant to the stock option plans described in
        Section 2.2(b)(iii). All issued and outstanding shares of GulfMark Common Stock are validly issued, fully paid and nonassessable and no holder thereof is entitled to preemptive rights. GulfMark is not a party to, and is not aware of, any voting agreement, voting trust or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of GulfMark.

             (ii) The authorized capital stock of Ercon consists of 10,000 shares of Ercon Common Stock, par value $1.00 per share. As of September 30, 1996, there were issued and outstanding 10,000 shares of Ercon Common Stock and no shares of Ercon Common Stock were held as treasury shares. All issued and outstanding shares of Ercon Common Stock are validly issued, fully paid and nonassessable and no holder thereof is entitled to preemptive rights. Ercon is not a party to, any voting agreement, voting trust or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of Ercon. GulfMark owns all of the issued and outstanding Common Stock of Ercon.

             (iii) As of the date hereof, there are outstanding options (the "GulfMark Options") to purchase an aggregate of 109,500 shares of GulfMark Common Stock under the 1987 Stock Option Plan and the Amended and Restated 1993 Non-Employee Director Stock Option Plan (collectively the "GulfMark Plans"). All GulfMark Options will be transferred to Spinco's Adjustment Plans prior to the Effective Time. As of the Effective Time, there will be no options outstanding under the GulfMark Plans. There are not now (other than as set forth in this Section 2.2(b)), and at the Effective Time there will not be, any (A) shares of capital stock or other equity securities of GulfMark outstanding other than GulfMark Common Stock issued pursuant to the exercise of GulfMark Options or (B) outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of GulfMark, or contracts, understandings or arrangements to which GulfMark is a party, or by which it is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock.

             (iv) GulfMark owns all of the issued and outstanding Common Stock of Spinco.

             (v) Section 2.2(b)(v) of the GulfMark Disclosure Letter sets forth a list of all corporations, partnerships, limited liability companies and other entities of which GulfMark owns directly or indirectly, an equity interest (such entities, excluding EVI and its subsidiaries referred to herein as the "GulfMark Subsidiaries").

          (c) Authorization and Validity of Agreement. Each of GulfMark and Spinco has all requisite corporate power and authority to enter into this Agreement, the Distribution Agreement and the other agreements and instruments contemplated to be executed and delivered in connection with the Merger and the Distribution (the Distribution Agreement and such other agreements and instruments contemplated to be executed and delivered in connection with the Merger and the Distribution being referred to as the "Other Agreements") and to perform its obligations hereunder and thereunder. The execution and delivery by GulfMark and Spinco of this Agreement and the Other Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action (subject only, with respect to the Merger and the Distribution, to approval of this Agreement and the Contribution and Distribution by the GulfMark stockholders as provided for in Section 5.3). On or prior to the date hereof the Board of Directors of GulfMark has determined to recommend approval of the Merger and the Contribution and Distribution to the stockholders of GulfMark, and such determination is in effect as of the date hereof. This Agreement has been duly executed and delivered by GulfMark and Spinco and is the valid and binding obligation of GulfMark and Spinco, enforceable against them in accordance with its terms. The Other Agreements, when executed and delivered by GulfMark and Spinco, as applicable, will constitute valid and binding obligations of GulfMark and Spinco, enforceable against them in accordance with their respective terms.

          (d) No Approvals or Notices Required; No Conflict with Instruments to which GulfMark is a Party. The execution and delivery of this Agreement and the Other Agreements do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of GulfMark, Ercon Spinco or any of their subsidiaries under, any provision of (i) the GulfMark Certificate or bylaws of GulfMark, the Ercon Articles of Incorporation or bylaws of Ercon, the Spinco Certificate of Incorporation or bylaws of Spinco or any provision of the comparable organizational documents of their subsidiaries, (ii) except as set forth in
     Section 2.2(d) of the GulfMark Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, guaranty or other financial assurance agreement or other agreement, instrument, permit, concession, franchise or license applicable to GulfMark or Ercon, or their respective properties or assets, (iii) except as set forth in Section 2.2(d) of the GulfMark Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, guaranty or other financial assurance agreement or other agreement, instrument, permit, concession, franchise or license applicable to Spinco or any other GulfMark Subsidiary (other than Ercon), or their respective properties or assets and (iv) subject to governmental filing and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation or arbitration award applicable to GulfMark, Ercon, Spinco or any of their subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a GulfMark MAE. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including local authorities (a "Governmental Entity"), is required by or with respect to GulfMark, Ercon, Spinco or any of their subsidiaries in connection with the execution and delivery of this Agreement by GulfMark, and Spinco or the consummation by GulfMark, Ercon and Spinco of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification and report form by GulfMark under the HSR Act, (ii) the filing with the Commission of (A) a proxy or information statement relating to Stockholder Approval (such proxy or information statement as amended or supplemented from time to time, the "Proxy Statement"), and (B) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of a Certificate of Merger with the Delaware Secretary of State and the Texas Secretary of State with respect to the merger of Ercon into GulfMark and the filing of appropriate document(s) with the relevant authority of other states in which each of Ercon and GulfMark is qualified to do business, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State with respect to the Merger as provided in the DGCL and appropriate documents with the relevant authorities of other states in which each of GulfMark and Spinco is qualified to do business and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices as are set forth in Section 2.2(d) of the GulfMark Disclosure Letter.

          (e) Commission Filings; Financial Statements. GulfMark has filed all reports, registration statements and other filings, together with any amendments required to be made with respect thereto, that they have been required to file with the Commission. All reports, registration statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by GulfMark with the Commission since December 31, 1993 through the date of this Agreement, together with any amendments thereto, are sometimes collectively referred to as the "GulfMark Commission Filings." GulfMark has heretofore delivered to EVI copies of the GulfMark Commission Filings. As of the respective dates of their filing with the Commission, the GulfMark Commission Filings complied in all material respects with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the best knowledge of GulfMark, all material contracts of GulfMark and its subsidiaries have been included in the GulfMark's filings with the Commission since the initial registration of its stock under the Exchange Act, except for those contracts not required to be filed pursuant to the rules and regulations of the Commission.

          Each of the consolidated financial statements (including any related notes or schedules) included in the GulfMark Commission Filings was prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be noted therein or in the notes or schedules thereto) and complied with the rules and regulations of the Commission. Such consolidated financial statements fairly present the consolidated financial position of GulfMark as of the dates thereof and the results of operations, cash flows and changes in stockholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments on a basis comparable with past periods). As of the date hereof, GulfMark has no liabilities, absolute or contingent, that may reasonably be expected to have a GulfMark MAE, that are not reflected in the GulfMark Commission Filings, except (i) those incurred in the ordinary course of business consistent with past operations and not relating to the borrowing of money, and (ii) those set forth in Section 2.2(e) of the GulfMark Disclosure Letter.

          (f) Conduct of Business in the Ordinary Course; Absence of Certain Changes and Events. Since December 31, 1995, except as contemplated by this Agreement, the Distribution Agreement or as disclosed in the GulfMark Commission Filings or set forth in Section 2.2(f) of the GulfMark Disclosure Letter, GulfMark and its subsidiaries have conducted their respective businesses only in the ordinary and usual course in accordance with past practice, and there has not been: (i) a GulfMark MAE or any other material adverse change in the financial condition, results of operations, assets or business of GulfMark, taken as a whole, or (ii) to the knowledge of GulfMark, any other condition, event or development that reasonably may be expected to result in any such material adverse change or a GulfMark MAE; (iii) any change by GulfMark or Ercon in its accounting methods, principles or practices; (iv) any revaluation by GulfMark or Ercon of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business and consistent with past practice; (v) any entry by GulfMark or Ercon into any commitment or transaction that would be material to GulfMark or Ercon; (vi) any declaration, setting aside or payment of any dividends or distributions in respect of the GulfMark Common Stock or any redemption, purchase or other acquisition of any of its securities; (vii) any damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties or business of GulfMark or Ercon; (viii) any increase in indebtedness of borrowed money other than borrowing under existing credit facilities as disclosed in Section 2.2(f) of the GulfMark Disclosure Letter; (ix) any granting of a security interest or Lien on any property or assets of GulfMark or Ercon, other than (A) Liens for taxes not due and payable and (B) inchoate mechanics', warehousemen's and other statutory Liens incurred in the ordinary course of business (collectively, "Permitted Liens"); or (x) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or any other increase in the compensation payable or to become payable to any directors, officers or key employees of GulfMark or Ercon or which GulfMark or Ercon would be responsible.

          (g) Litigation. Except as disclosed in the GulfMark Commission Filings or as set forth in Section 2.2(g) of the GulfMark Disclosure Letter, there are no claims, actions, suits, investigations, inquiries or proceedings, ("Demands"), pending or, to the knowledge of GulfMark, threatened against or affecting (i) GulfMark or Ercon or any of their respective properties at law or in equity, or any of their employee benefit plans or fiduciaries of such plans, or (ii) Spinco or any GulfMark or Spinco subsidiaries or any of their respective properties at law or in equity, or any of their respective employee benefit plans or fiduciaries of such plans, before or by any federal, state, municipal or other governmental agency or authority, or before any arbitration board or panel (each a "Governmental Entity"), wherever located (i) that exist today or (ii) that would otherwise, if adversely determined, have a GulfMark MAE. None of GulfMark, Ercon or Spinco is subject to any judicial, governmental or administrative order, writ, judgment, injunction or decree.

          (h) Employee Benefit Plans.

             (i) Section 2.2(h) of the GulfMark Disclosure Letter provides a description of each of the following which is sponsored, maintained or contributed to by GulfMark or any corporation, trade, business or entity under common control with GulfMark within the meaning of Section 414(b),
        (c), (m) or (o) of the Code or Section 4001 of ERISA (a "GulfMark ERISA Affiliate") for the benefit of its employees, or has been so sponsored, maintained or contributed to within three years prior to the Closing Date.

                (A) each "employee benefit plan," as such term is defined in
           Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), ("Plan"); and

                (B) each stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding that is not described in Section 2.2(h)(i)(A) to which GulfMark or Ercon is a party or has any obligation ("Benefit Program or Agreement").

        True and complete copies of each of the Plans, Benefit Programs or Agreements, related trusts, if applicable, and all amendments thereto, together with (i) the Forms 5500, 990 and 1041, as applicable, for the three most recent fiscal years, (ii) all current summary plan descriptions for each such Plan, (iii) the most recent Internal Revenue Service determination letters for each such Plan, as applicable, and all correspondence with the Internal Revenue Service and the Department of Labor relating to such Plans, Benefit Programs and Agreements have been furnished to EVI.

             (ii) Except as otherwise set forth in Section 2.2(h) of the GulfMark Disclosure Letter,

                (C) None of GulfMark or any GulfMark ERISA Affiliate contributes to or has an obligation to contribute to, or has at any time contributed to or had an obligation to contribute to, a plan subject to Title IV of ERISA, including, without limitation, a multi employer plan within the meaning of Section 3(37) of ERISA, nor have such companies engaged in any transaction described in Sections 406 and 407 of ERISA (unless exempt under Section 408) or Section 4975 of the Code (unless exempt);

                (D) Each Plan and each Benefit Program or Agreement has been administered, maintained and operated in all material respects in accordance with the terms thereof and in compliance with its governing documents and applicable law (including, where applicable, ERISA and the Code and timely filing of Form 5500's for each year);

                (E) There is no matter pending with respect to any of the Plans before any governmental agency, and there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of GulfMark or Spinco, threatened against, or with respect to, any of the Plans or Benefit Programs or Agreements or their assets;

                (F) No act, omission or transaction has occurred which would result in imposition on GulfMark or any GulfMark ERISA Affiliate of breach of fiduciary duty liability damages under Section 409 of ERISA, a civil penalty assessed pursuant to subsections (c), (i) or
           (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code; and

                (G) Except as provided in Section 5.7, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not require GulfMark or any GulfMark ERISA Affiliate to make a larger contribution to, or pay greater benefits under, any Plan, Benefit Program or Agreement than it otherwise would or create or give rise to any additional vested rights or service credits under any Plan or Benefit Program or Agreement or cause the companies to make accelerated payments.

             (iii) Except as set forth in Section 2.2(h) of the GulfMark Disclosure Letter, termination of employment of any employee of GulfMark or Ercon immediately after consummation of the transactions contemplated by this Agreement would not result in payments under the Plans, Benefit Programs or Agreements which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code.

             (iv) Each Plan may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

             (v) Except as set forth in Section 2.2(h) of the GulfMark Disclosure Letter, none of the employees of GulfMark or Ercon are subject to union or collective bargaining agreements.

             (vi) None of GulfMark or any of the GulfMark ERISA Affiliates has agreed or is obligated to provide retiree medical coverage and each of such companies has fully complied with all obligations under COBRA applicable to it.

        (i) Taxes.

             (i) Except as set forth in Section 2.2(i) of the GulfMark Disclosure Letter, all Tax Returns of or relating to any Tax that are required to be filed on or before the Closing Date by or with respect to GulfMark or any GulfMark Subsidiary, or any other corporation that is or was a member of an affiliated group (within the meaning of Section 1504(a) of the Code) of corporations of which GulfMark was a member for any period ending on or prior to the Closing Date, have been or will be duly and timely filed, and all Taxes, including interest and penalties, due and payable pursuant to such Tax Returns have been or will be duly and timely paid or adequately provided for in reserves established by GulfMark or any such GulfMark Subsidiary, except where the failure to file, pay or provide for would not have a material adverse effect on the financial condition, results of operations, or business of GulfMark or otherwise result in a GulfMark MAE. All income Tax returns of or with respect to GulfMark or any GulfMark Subsidiary have been audited by the applicable Governmental Authority, or the applicable statute of limitations has expired, for all periods up to and including the tax year ended December 31, 1991. There is no material claim against GulfMark or any GulfMark Subsidiary with respect to any Taxes, and no material assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to GulfMark or any GulfMark Subsidiary that has not been adequately provided for in reserves established by GulfMark or such GulfMark Subsidiary. The total amounts set up as liabilities for current and deferred Taxes in the consolidated financial statements included in the GulfMark Commission Filings have been prepared in accordance with generally accepted accounting principles and are sufficient to cover the payment of all material Taxes, including any penalties or interest thereon and whether or not assessed or disputed, that are, or are hereafter found to be, or to have been, due with respect to the operations of GulfMark or any GulfMark Subsidiary through the periods covered thereby. GulfMark has (and as of the Closing Date will have) made estimated tax payments for taxable years for which the United States consolidated federal income Tax return is not yet due required with respect to Taxes. Except as set forth in Section 2.2(i) of the GulfMark Disclosure Letter, no waiver or extension of any statute of limitations as to any federal, state, local or foreign Tax matter has been given by or requested from GulfMark or any GulfMark Subsidiary. Except for statutory Liens for current Taxes not yet due, no Liens for Taxes exist upon the assets of GulfMark. Except as set forth in paragraph 2.2(i) of the GulfMark Disclosure Letter, none of GulfMark or any GulfMark Subsidiary has filed consolidated income Tax Returns with any corporation, other than consolidated federal, state or foreign income Tax returns by GulfMark for any taxable period which is not now closed by the applicable statute of limitations. None of GulfMark or any GulfMark Subsidiary has any deferred intercompany gain as defined in Treasury Regulations Section 1.1502-13.

             (ii) As of the Closing Date, to GulfMark's knowledge, there is no plan or intention by the stockholders of GulfMark to sell, exchange or otherwise dispose of a number of shares of EVI received in the Merger that would reduce the GulfMark stockholders' ownership of EVI shares to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding Shares as of the same date. For purposes of this representation, Shares exchanged for cash or other property or exchanged in lieu of fractional shares of EVI will be treated as outstanding Shares on the date of the Merger. Moreover, the shares of EVI held by the GulfMark stockholders and otherwise sold, redeemed or disposed of prior or subsequent to the Merger will be considered in making this representation.

             (iii) GulfMark is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

             (iv) GulfMark is not under the jurisdiction of a court in a Title 11 or similar case with the meaning of Section 368(a)(3)(A) of the Code.

             (v) There is no intercorporate indebtedness existing between GulfMark and EVI that was issued, acquired or will be settled at a discount.

          (j) Environmental Matters. Except as set forth in Section 2.2(j) of the GulfMark Disclosure Letter, (i) the properties, operations and activities of GulfMark and each of its subsidiaries complies in all material respects with all applicable Environmental Laws; (ii) none of GulfMark or any of its GulfMark Subsidiaries is subject to any existing, pending or, to the knowledge of GulfMark, threatened action, suit, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Law; (iii) except where the failure would have a GulfMark MAE, all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by GulfMark or Ercon under any Environmental Law in connection with any aspect of the business of GulfMark, Ercon or any GulfMark Subsidiary, including without limitation those relating to the treatment, storage, disposal or release of a hazardous substance or solid waste, have been duly obtained or filed and will remain valid and in effect after the Merger and the Distribution, and GulfMark and Ercon is in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) GulfMark and each of its subsidiaries has satisfied and are currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any other Environmental Law, and none of such parties has received any notice of noncompliance with any such requirements; (v) to GulfMark's knowledge, there are no physical or environmental conditions existing on any property currently owned or previously owned by GulfMark or any entity in which it has or had ownership interest that could reasonably be expected to give rise to any on-site or off-site remedial obligations under any Environmental Laws; and (vi) to GulfMark's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws, all hazardous substances or solid wastes generated by GulfMark or used in connection with their properties or operations have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under environmental laws to treat, store or dispose of such substances and wastes, and, to the knowledge of GulfMark, such carriers and facilities have been and are operating in compliance with such authorizations and are not the subject of any existing, pending, or overtly threatened action, investigation, or inquiry by any governmental authority in connection with any Environmental Laws.

          For purposes of this Agreement, the term "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations, orders or determinations of any Governmental Authority pertaining to health or the environment currently in effect in any and all jurisdictions in which the party in question and its subsidiaries own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990 ("OPA"), any state laws pertaining to the handling of oil and gas exploration and production wastes or the use, maintenance, and closure of pits and impoundments, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in RCRA; provided, however, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," "solid waste" or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply. For purposes of this Agreement, the term "Governmental Authority" includes the United States, any foreign jurisdiction, the state, county, city, and political subdivisions in which the party in question owns property or conducts business, and any agency, department, commission, board, bureau or instrumentality of any of them.

          (k) Investment Company. GulfMark is not an investment company as defined in the Investment Company Act of 1940 and the rules and regulations promulgated thereunder.

          (l) Severance Payments. Except as set forth in Section 2.2(l) of the GulfMark Disclosure Letter, GulfMark will not have any liability or obligation to pay a severance payment or similar obligation to any of their respective employees, officers, or directors as a result of the Merger or the transactions contemplated by this Agreement, nor will any of such Persons be entitled to an increase in severance payments or other benefits as a result of the Merger, the Contribution, the Distribution or the transactions contemplated by this Agreement or the Other Agreements in the event of the subsequent termination of their employment.

          (m) Voting Requirements. The affirmative vote of the holders of a majority of the outstanding shares of GulfMark Common Stock is the only vote of the holders of any class or series of the capital stock of GulfMark necessary to approve this Agreement, the Merger, the Contribution, the Distribution and the transactions contemplated hereby and by the Other Agreements in order to comply with the DGCL, GulfMark's Certificate of Incorporation and Bylaws and the rules and regulations of The NASDAQ Stock Market.

          (n) Brokers. Except for Jefferies & Company, Inc., whose fees shall be paid by GulfMark, no broker, investment banker, or other Person acting on behalf of GulfMark is or will be entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

          (o) Assets and Liabilities at Closing. At the Effective Time:

             (i) the assets of GulfMark shall consist of (1) 2,235,572 shares of EVI Common Stock, which shall be held free and clear of all Liens, (2) 200 shares of Common Stock of AIOC, which represents all of the ownership interest of GulfMark and the GulfMark Subsidiaries in AIOC,
        (3) all assets used in connection with the business and operations previously conducted by Ercon, (4) all tax, financial, accounting and other general corporate records, including records relating to all past operations and subsidiaries (including partnerships and joint ventures) other than those constituting a part of the Assets, (5) GulfMark's accounts receivable (billed and unbilled) relating to the business conducted by Ercon, (6) cash in the amount of $300,000 and (7) cash in the amount of the transactional expenses of GulfMark to be paid by GulfMark relating to the Contribution, the Distribution and the Merger;

             (ii) the liabilities of GulfMark shall consist only of certain expenses related to the Merger and the Distribution which shall have been fully reserved for in the Net Working Capital, and GulfMark's accounts payable relating to the business conducted by Ercon, which shall have been fully reserved for in the Net Working Capital;

             (iii) all obligations and liabilities (fixed or contingent, known or unknown) of GulfMark shall have been assumed by Spinco other than liabilities described in clause (ii) and the obligation to perform in the future under contracts relating to Ercon that will be identified on schedules to the Distribution Agreement; and

             (iv) the Net Working Capital of GulfMark shall equal $300,000. "Net Working Capital" shall mean the current assets of GulfMark excluding inventory, less the liabilities of GulfMark as reflected on the balance sheet of GulfMark as of the Effective Time on an unconsolidated basis. Current assets and liabilities shall have the meaning attributable to them by generally accepted account principles as applied historically by GulfMark, provided, however, for purposes of the definition of Net Working Capital, (i) accounts receivable shall be net of reserves for bad debt and doubtful accounts, (ii) the stock of AIOC shall not be considered a current asset and (iii) liabilities shall mean the full undiscounted amount of any liabilities of GulfMark and Ercon, including any liabilities that will accrue as a result of the Merger, the Contribution or the Distribution, whether or not such liabilities would be required to be reflected as a liability by generally accepted accounting principles.

          (p) Compliance with Laws. GulfMark, Spinco, Ercon and each of their respective subsidiaries hold all required, necessary or applicable permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities, except where the failure to so hold could not reasonably be expected to have a GulfMark MAE (the "GulfMark Permits"). All applications with respect to such permits, licenses, variances, exemptions, orders, franchises and approvals were complete and correct in all material respects when made and neither GulfMark nor Spinco know of any reason why any of such permits, licenses, variances, exemptions, orders, franchises and approvals would be subject to cancellation. GulfMark, Spinco, Ercon, and each of their respective subsidiaries are in compliance with the terms of the GulfMark Permits except where the failure to so comply could not reasonably be expected to have a GulfMark MAE. None of GulfMark, Spinco, Ercon, nor any of their respective subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule, permit or order of any Federal, state or local government, domestic or foreign, or any Governmental Entity, any arbitration award or any judgment, decree or order of any court or other Governmental Entity, applicable to GulfMark, Spinco, Ercon or any of their respective subsidiaries or their respective business, assets or operations, except for violations and failures to comply that would not have a GulfMark MAE.

        (q) Contracts.

             (i) Section 2.2(q) to the GulfMark Disclosure Letter contains a complete list of the following contracts, agreements, arrangements and commitments: (i) all employment or consulting contracts or agreements to which GulfMark or Ercon is contractually obligated; (ii) current leases, sales contracts and other agreements with respect to any property, real or personal, of GulfMark or Ercon or to which GulfMark or Ercon is contractually obligated; (iii) contracts or commitments for capital expenditures or acquisitions in excess of $30,000 to which GulfMark or Ercon is obligated; (iv) agreements, contracts, indentures or other instruments relating to the borrowing of money, or the guarantee of any obligation for the borrowing of money, to which GulfMark, Ercon, Spinco or any of their subsidiaries is a party or any of their respective properties is bound; (v) contracts or agreements or amendments thereto that would be required to be filed as an exhibit to an Annual Report on Form 10-K filed by GulfMark as of the date hereof that has not been filed as an exhibit to the GulfMark's Annual Report on Form 10-K for the year ended December 31, 1995, filed by it with the Commission or any report filed with the Commission under the Exchange Act since such date; (vi) all outstanding proposals to which Ercon is subject to as of November 21, 1996; (vii) all corporations, partnerships, limited liability companies and other entities which GulfMark has owed, directly or indirectly, an equity interest since 1969, in which the officers of GulfMark are aware after reasonable investigation, (viii) all material indemnification and guaranty or other similar obligations to which GulfMark or Ercon is bound and which the officers of GulfMark or Ercon, after reasonable investigation, are aware, (ix) any outstanding bonds, letters of credit posted or guaranteed by GulfMark or Ercon with respect to any Person,
        (x) any covenants not to compete or other obligations affecting GulfMark or Ercon that would restrict the Surviving Corporation or EVI and its affiliates from engaging in any business or activity which the officers of GulfMark or Ercon are aware, after reasonable investigation and (xi) contracts, agreements, arrangements or commitments, other than the foregoing that could reasonably be considered to be material to GulfMark or Ercon.

             (ii) True and correct copies of all the instruments described in
        Section 2.2(q) of the GulfMark Disclosure Letter have been furnished or made a available to EVI. Except as noted in the GulfMark Disclosure Letter, all such agreements, arrangements or commitments are valid and subsisting and each of GulfMark, Ercon, Spinco and their respective subsidiaries to the extent each is a party, has duly performed its obligations thereunder in all material respects to the extent such obligations have accrued, and no breach or default thereunder by GulfMark, Ercon, Spinco or their respective subsidiaries or, to the knowledge of GulfMark, any other party thereto has occurred that could impair the ability of each of GulfMark, Ercon, Spinco or their respective subsidiaries to enforce any material rights thereunder. There are no material liabilities of any of the parties to any of the contracts between GulfMark, Ercon, Spinco or any of their subsidiaries and third parties arising from any breach of or default in any provision thereof or which would permit the acceleration of any obligation of any party thereto or the creation of a Lien upon any asset of GulfMark, Ercon, Spinco or any of their subsidiaries. Neither GulfMark nor Ercon has any information that might reasonably indicate that any of the material customers or suppliers to Ercon intend to cease purchasing from, selling to or dealing with it, nor has any information been brought to the attention of GulfMark or Ercon that might reasonably lead either to believe any such customer or supplier intends to alter in any material respect the amount of such purchases, sales or the extent of dealings with GulfMark or Ercon or would alter in any significant respect such purchases, sales or dealings in the event of the consummation of the transactions contemplated hereby.

        (r) Title to Property.

             (i) At the Effective Time, GulfMark will have good and marketable title to, or valid leasehold interests in, all its properties and assets. GulfMark has good and valid title to 2,235,572 shares of EVI Common Stock, free and clear of all Liens. GulfMark has good and valid title to 200 shares of AIOC Common Stock, free and clear of all Liens.

             (ii) Each of GulfMark and Ercon has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of GulfMark and Ercon enjoys peaceful and undisturbed possession under all such leases.

          (s) Insurance Policies. Section 2.2(s) of the GulfMark Disclosure Letter contains a correct and complete description of all insurance policies of GulfMark covering GulfMark, Ercon and their subsidiaries, any employees or other agents of GulfMark and its subsidiaries or any assets of GulfMark, Ercon and their subsidiaries. Each such policy is in full force and effect, is with responsible insurance carriers and is substantially equivalent in coverage and amount to policies covering companies of the size of GulfMark and in the business in which GulfMark and its subsidiaries is engaged, in light of the risk to which such companies and their employees, businesses, properties and other assets may be exposed. All retroactive premium adjustments under any worker's compensation policy of GulfMark or any of its subsidiaries have been recorded in GulfMark's financial statements in accordance with generally accepted accounting principles and are reflected in the financial statements contained in the Commission Filings.

          (t) Loans. Section 2.2(t) of the GulfMark Disclosure Letter sets forth all existing loans, advances or other extensions of credit (excluding accounts receivable arising in the ordinary course of business) by GulfMark or Ercon subsidiaries to any party other than intercompany loans, advances, guaranties or extensions of credit. All items listed in Section 2.2(t) of the GulfMark Disclosure Letter will be repaid in full, or assumed by Spinco, prior to the Effective Time of the Merger. All intercompany obligations and loans between GulfMark and its subsidiaries, including Spinco, will be extinguished prior to the Distribution without any ongoing liability to GulfMark or Spinco with respect thereto, except as set forth herein or in the Distribution Agreement.

          (u) No Fraudulent Transfer. GulfMark has not within the last twelve months made any transfer or incurred any obligation with actual intent to hinder, delay or defraud any entity to which it was or may become indebted and it has not transferred any material property without receiving reasonably equivalent value for any such transfer obligation. Both immediately prior to and immediately after the Distribution and the Merger,
     (i) the fair value of GulfMark's assets and Spinco's assets after the Distribution at a fair valuation exceeds its debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of GulfMark's and Spinco's property is greater than the amount that will be required to pay its probable liability on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and mature, (iii) GulfMark prior to the Distribution and Spinco after the Distribution each reasonably expect to be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (iv) GulfMark before the Distribution and Spinco after the Distribution will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted. For all purposes of clauses of (i) through (iv), the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

          (v) Information Supplied. None of the information supplied or to be supplied by GulfMark for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 5.1) will, at the time the Registration Statement is filed with the Commission, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to GulfMark's stockholders and at the time of the GulfMark Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. For purposes of this Agreement, the parties agree that the statements made and information in the Registration Statement and the Proxy Statement relating to the Federal income tax consequences of the transactions contemplated hereby shall be deemed to be supplied by GulfMark and Spinco and not by EVI or Sub.

                                  ARTICLE III

                             COVENANTS OF GULFMARK

     3.1 CONDUCT OF BUSINESS BY GULFMARK PENDING THE MERGER. GulfMark covenants and agrees that, from the date of this Agreement until the Effective Time, unless EVI shall otherwise agree in writing or as otherwise expressly contemplated by this Agreement or the Distribution Agreement or set forth in
Section 3.1 of the GulfMark Disclosure Letter:

          (a) the business of GulfMark, including that of Ercon, and the GulfMark Subsidiaries shall be conducted only in, and GulfMark and the GulfMark Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice; provided, however, that GulfMark shall cause Ercon to be merged into it prior to the Effective Time;

          (b) GulfMark shall not directly or indirectly do any of the following:
     (i) issue, sell, pledge, dispose of or encumber any capital stock of GulfMark except upon the exercise of GulfMark Options; (ii) split, combine, or reclassify any outstanding capital stock, or declare, set aside, or pay any dividend payable in cash, stock, property, or otherwise with respect to its capital stock whether now or hereafter outstanding; (iii) redeem, purchase or acquire or offer to acquire any of its capital stock; (iv) acquire, agree to acquire or make any offer to acquire for cash or other consideration, any equity interest in or assets of any corporation, partnership, joint venture, or other entity in an amount greater than $500,000; or (v) enter into any contract, agreement, commitment, or arrangement with respect to any of the matters set forth in this Section 3.1(b);

          (c) GulfMark shall not transfer, dispose or otherwise convey any of the shares of EVI Common Stock held by it or grant or permit there to exist any Lien on such shares;

          (d) GulfMark shall not enter into any contract regarding the business of Ercon having a term greater than 120 days or involving an amount in excess of $50,000 or commit to do the same provided, it is understood that EVI shall send a representative to Ercon's weekly sales meetings to approve or reject pending proposals and contracts. If no EVI representative attends the weekly meeting to make such decisions, Ercon shall forward the weekly proposals listing to the EVI representative; unless EVI objects in writing, proposals and contracts shall be deemed approved by EVI two (2) business days after receipt of the weekly proposals listing;

          (e) GulfMark shall not become bound by any agreement or obligation in an amount in excess of $500,000 in the aggregate for all such agreements and obligations unless by the terms of such agreement or obligation such agreement or obligation will be assumed by Spinco as of the Distribution and GulfMark will have no further obligations with respect thereto;

          (f) GulfMark shall not pledge or encumber any of the assets to be held by GulfMark following the Distribution;

          (g) GulfMark shall not enter into any employment or consulting contracts;

          (h) GulfMark shall not enter into any contract or agreement that if effective on the date hereof would be required to be identified as a disclosure pursuant to Section 2.2(q)(i), (ii) or (x) of the GulfMark Disclosure Letter;

          (i) GulfMark shall not sell, lease, mortgage, pledge, grant a Lien on or otherwise encumber or otherwise dispose of any of GulfMark's or Ercon's properties or assets, except sales of inventory in the ordinary course of business consistent with past practice;

          (j) Neither GulfMark nor Ercon shall directly or indirectly incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of GulfMark or Ercon, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice which obligations in respect of GulfMark and Ercon shall be released in connection with the Distribution, or make or permit to remain outstanding any loans, advances or capital contributions to, or investments in, any other Person, other than to GulfMark or any direct or indirect wholly owned subsidiary of GulfMark;

          (k) GulfMark shall not make any election relating to Taxes;

          (l) Neither GulfMark nor Ercon shall not change any accounting principle used by it or applicable to Ercon;

          (m) GulfMark shall use its reasonable efforts (i) to preserve intact the business organization of GulfMark and Ercon, (ii) to maintain in effect any material authorizations or similar rights of GulfMark or Ercon, (iii) to preserve the goodwill of those having material business relationships with it; (iv) to maintain and keep each of GulfMark's and Ercon's properties in the same repair and condition as presently exists, except for deterioration due to ordinary wear and tear and damage due to casualty; and
     (v) to maintain in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it and Ercon;

          (n) GulfMark shall, and shall cause the GulfMark Subsidiaries to, perform their respective obligations under any contracts and agreements to which it is a party or to which any of its assets is subject, except to the extent such failure to perform would not have a GulfMark MAE, and except for such obligations as GulfMark in good faith may dispute;

          (o) GulfMark shall cause there to exist immediately prior to the Effective Time Net Working Capital of not less than $300,000;

          (p) Neither GulfMark nor Ercon shall settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises: (i) of litigation where the amount paid in settlement or compromise does not exceed $500,000, or if greater, the amount of the reserve therefor reflected in the most recent SEC Documents and the terms of the settlement would not otherwise have a GulfMark MAE, or (ii) in consultation and cooperation with EVI, and, with respect to any such settlement, with the prior written consent of EVI;

          (q) GulfMark shall cause the Distribution Agreement to be executed and delivered by GulfMark and Spinco and the Contribution and Distribution to be effected prior to the Merger immediately prior to the Effective Time; and

          (r) GulfMark shall not authorize any of, or commit or agree to take any of, or permit any GulfMark Subsidiary to take any of, the foregoing actions to the extent prohibited by the foregoing and shall not, and shall not permit any of the GulfMark Subsidiaries to, take any action that would, or that reasonably could be expected to, result in any of the representations and warranties set forth in this Agreement becoming untrue or any of the conditions to the Merger set forth in Article VI not being satisfied. GulfMark promptly shall advise EVI orally and in writing of any change or event having, or which, insofar as reasonably can be foreseen, would have, a material adverse effect on GulfMark and the GulfMark Subsidiaries, taken as a whole; or cause a GulfMark MAE.

     3.2 NET WORKING CAPITAL REQUIREMENTS. GulfMark covenants that as of the Effective Time it shall have Net Working Capital equal to $300,000. Net Working Capital shall have the meaning set forth in Section 2.2(o) of this Agreement. Spinco and GulfMark covenant and agree that they will adjust the Net Working Capital 90 days after the Effective Date as follows ("Adjustment Date");

          (a) to the extent there exists on the Adjustment Date any uncollected accounts receivable (including uncollected unbilled accounts receivable) or notes receivable which were counted in the calculation of Net Working Capital as of the Effective Date ("Uncollected Receivables"), Spinco shall purchase from GulfMark such Uncollected Receivables for the face amounts thereof and GulfMark shall assign such Uncollected Receivables to Spinco without recourse;

          (b) on the Adjustment Date after any purchase of Uncollected Receivables, if it is determined that as of the Effective Time Net Working Capital exceeded $300,000, GulfMark shall remit any amounts in excess of $300,000 to Spinco in cash;

          (c) on the Adjustment Date, after any purchase of Uncollected Receivables, it is determined that Net Working Capital was less than $300,000 at the Effective Time, Spinco shall remit to GulfMark an amount equal to the difference between $300,000 and the amount of Net Working Capital as the Effective Time (after consideration of purchases of Uncollected Receivables);

          (d) the provisions of this Section 3.2 shall not affect Spinco's obligations under the Distribution Agreement to assume and indemnify EVI as set forth therein.

     3.3 AFFILIATES' AGREEMENTS. Prior to the Closing Date, GulfMark shall deliver to EVI a letter identifying all Persons that are, at the time this Agreement is submitted for approval to the stockholders of GulfMark, "affiliates" of GulfMark for purposes of Rule 145 under the Securities Act. GulfMark shall use its reasonable efforts to cause each such Person to deliver to EVI on or prior to the Closing Date a written agreement confirming such Person's obligations under Rule 145.

                                   ARTICLE IV

                  COVENANTS OF EVI PRIOR TO THE EFFECTIVE TIME

     4.1 CONDUCT OF BUSINESS BY EVI PENDING THE MERGER. EVI covenants and agrees that, from the date of this Agreement until the Effective Time, unless GulfMark shall otherwise agree in writing or as otherwise expressly contemplated by this Agreement, it will not take any action that would, or that reasonably could be expect to, result in any of the representations and warranties set forth in this Agreement becoming untrue or any of the conditions to the Merger set forth in Article VI not being satisfied.

     4.2 RESERVATION OF EVI STOCK. EVI shall reserve for issuance, out of its authorized but unissued capital stock, such number of shares of EVI Common Stock as may be issuable upon consummation of the Merger.

     4.3 STOCK EXCHANGE LISTING. EVI shall use reasonable efforts to cause the shares of EVI Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 JOINT PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As promptly as reasonably practicable after the execution of this Agreement, EVI and GulfMark shall prepare and file with the Commission preliminary proxy materials that shall constitute the Proxy Statement of EVI and GulfMark and the registration statement with respect to the EVI Common Stock to be issued in connection with the Merger (the "Registration Statement"). As promptly as reasonably practicable after final comments are received from and cleared by the Commission on the preliminary proxy materials, EVI and GulfMark shall file with the Commission a combined joint proxy statement and registration statement on Form S-4 (or on such other form as shall be appropriate) relating to the approval and adoption of the Merger and this Agreement by the stockholders of EVI and the stockholders of GulfMark and the issuance by EVI of EVI Common Stock in connection with the Merger and shall use their reasonable efforts to cause the Registration Statement to become effective as soon as practicable. Subject to the terms and conditions set forth in Section 6.2 and the fiduciary obligations of the Board of Directors of EVI with respect to such matters, the Proxy Statement shall contain a statement that the Board of Directors of EVI recommended that the stockholders of EVI approve and adopt the Merger and this Agreement. Subject to the terms and conditions set forth in Section 6.3 and the fiduciary obligations of the Board of Directors of GulfMark with respect to such matters, the Proxy Statement shall contain a statement that the Board of Directors of GulfMark recommended that the stockholders of GulfMark approve and adopt the Merger and this Agreement.

     5.2  ACCOUNTANTS LETTERS.

          (a) GulfMark shall use its reasonable efforts to cause Arthur Andersen LLP to deliver a letter dated as of the date of the Proxy Statement and confirmed and updated at the Closing as of the Closing Date, and addressed to itself and EVI, in the form and substance reasonably satisfactory to EVI and customary in the scope and substance for agreed upon procedures letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and Proxy Statement.

          (b) EVI shall use its reasonable efforts to cause Arthur Andersen LLP to deliver a letter dated as of the date of the Proxy Statement and confirmed and updated at the Closing as of the Closing Date, and addressed to itself and GulfMark, in form and substance reasonably satisfactory to GulfMark and customary in scope and substance for agreed upon procedures letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and Proxy Statement.

     5.3  MEETINGS OF STOCKHOLDERS.

          (a) GulfMark shall promptly take all action reasonably necessary in accordance with the DGCL and its Certificate of Incorporation and bylaws to convene a meeting of its stockholders to consider and vote upon the adoption and approval of the Merger and this Agreement and the Distribution. Subject to the terms and conditions set forth in Section 6.3 and the fiduciary obligations of the Board of Directors of GulfMark with respect to such matters, the Board of Directors of GulfMark (i) shall recommend at such meeting that the stockholders of GulfMark vote to adopt and approve the Merger and this Agreement and the Distribution, (ii) shall use its reasonable efforts to solicit from stockholders of GulfMark proxies in favor of such adoption and approval and (iii) shall take all other action reasonably necessary to secure a vote of its stockholders in favor of the adoption and approval of the Merger and this Agreement.

          (b) EVI shall promptly take all action reasonably necessary in accordance with the DGCL and its Certificate of Incorporation and bylaws to convene a meeting of its stockholders to consider and vote upon the adoption and approval of the Merger and this Agreement. Subject to the terms and conditions set forth in Section 6.2 and the fiduciary obligations of the Board of Directors of EVI with respect to such matters, the Board of Directors of EVI (i) shall recommend at such meeting that the stockholders of EVI vote to adopt and approve the Merger and this Agreement, (ii) shall use its reasonable efforts to solicit from stockholders of EVI proxies in favor of such adoption and approval and (iii) shall take all other action reasonably necessary to secure a vote of its stockholders in favor of the adoption and approval of the Merger and this Agreement.

          (c) EVI and GulfMark shall coordinate and cooperate with respect to the timing of such meetings and shall endeavor to hold such meetings on the same day and as soon as practicable after the date hereof.

     5.4 FILINGS; CONSENTS; REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, GulfMark and EVI shall (i) make all necessary filings with respect to the Merger and this Agreement under the HSR Act, the Securities Act, the Exchange Act, and applicable blue sky or similar securities laws and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto; (ii) use reasonable efforts to obtain all consents, waivers, approvals, authorizations, and orders required in connection with the authorization, execution, and delivery of this Agreement and the consummation of the Merger; and (iii) use reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

     5.5 NOTIFICATION OF CERTAIN MATTERS. GulfMark shall give prompt notice to EVI, and EVI shall give prompt notice to GulfMark, orally and in writing, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time; and (ii) any material failure of

GulfMark or EVI, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be compiled with or satisfied by it hereunder.

     5.6 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except those out-of-pocket expenses (which do not include fees for attorneys and accountants) incurred in connection with (i) the registration fees for the EVI Common Stock under the Securities Act to be issued in the Merger, (ii) the registration and qualification of the EVI Common Stock under any state securities and blue sky laws, (iii) the listing of the EVI Common Stock on the NYSE, (iv) the HSR filing fee and (v) the printing and mailing of the Registration Statement and the Proxy Statement shall be paid equally by EVI and GulfMark; provided, however, that if this Agreement shall have been terminated pursuant to Section 7.1 as a result of the willful breach by a party of any of its representations, warranties, covenants, or agreements set forth in this Agreement, such breaching party shall pay the direct out-of-pocket costs and expenses of the other parties in connection with the transactions contemplated by this Agreement.

     5.7  GULFMARK'S EMPLOYEE BENEFITS.

          (a) GulfMark shall take action prior to the Merger and the Distribution to cause the GulfMark Options to be assumed by Spinco and converted into or exchanged for and represent options to purchase Spinco Common Stock and to cause the GulfMark Plans to be transferred to and assumed by Spinco, such that all obligations of GulfMark thereunder are terminated, and neither GulfMark nor EVI will have any obligations under the GulfMark Plans following the Merger.

          (b) Subject to the receipt of a favorable Internal Revenue Service determination letter under Section 401(a) and 501(a) of the Code with respect to GulfMark 401(k) Plan and resolution of any outstanding issues regarding the GulfMark 401(k) Plan in a manner satisfactory to EVI's counsel, EVI will cause the GulfMark 401(k) Plan to be merged into an EVI plan qualified under Section 401(a) and 501(a) of the Code ("EVI Plan"). Spinco shall be responsible for and perform any and all obligations relating to the (i) filing of the GulfMark 401(k) Plan for a determination letter under Section 401(a) and 501(a) of the Code and (ii) resolution of any issues regarding the GulfMark 401(k) Plan, both to the satisfaction of EVI's counsel, so that EVI will cause the GulfMark 401(k) Plan to be merged into the EVI Plan. GulfMark and EVI, upon being satisfied with the filings and documentation prepared by Spinco in satisfaction of obligations (i) and
     (ii) above, shall execute and deliver such filings and documents as required to effect the merger of the GulfMark 401(k) Plan and the EVI Plan. All reasonable costs, including attorneys fees, filing fees, transfer fees, settlement payments and other expenses, not otherwise satisfied by Spinco as stated herein, relating to the continuation, qualification and merger of the GulfMark 401(k) Plan shall be paid by Spinco. Once the GulfMark 401(k) Plan is merged into an EVI Plan, Spinco shall not be responsible for liabilities relating to the GulfMark 401(k) Plan occurring after the merging of such plans.

          (c) GulfMark shall transfer to Spinco all employees of GulfMark who are not directly associated with the business conducted by Ercon without any liability to the Surviving Corporation. Spinco shall be responsible for all severance and other obligations with respect to such terminated employees, if any.

          (d) Within 180 days following the Effective Time, Spinco shall file a registration statement on Form S-8 (or other appropriate form) with respect to the shares of Spinco Common Stock subject to the adjusted and assumed GulfMark Options, and shall use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of any prospectus contained therein) for so long as any of such options remain outstanding.

                                   ARTICLE VI

                                   CONDITIONS

     6.1 CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Ercon shall have been merged into GulfMark.

          (b) This Agreement and the Merger (and the Contribution and the Distribution in the case of GulfMark) shall have been approved and adopted by the requisite vote of the stockholders of GulfMark and EVI, as may be required by law, by the rules of The Nasdaq Stock Market and the New York Stock Exchange and by any applicable provisions of their respective charters or bylaws;

          (c) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

          (d) No order shall have been entered and remain in effect in any action or proceeding before any foreign, federal or state court or governmental agency or other foreign, federal or state regulatory or administrative agency or commission that would prevent or make illegal the consummation of the Contribution, Distribution and Merger;

          (e) The Registration Statement shall be effective on the Closing Date, and all post-effective amendments filed shall have been declared effective or shall have been withdrawn; and no stop-order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of the parties, threatened by the Commission;

          (f) There shall have been obtained any and all material permits, approvals and consents of securities or blue sky commissions of any jurisdiction, and of any other governmental body or agency, that reasonably may be deemed necessary so that the consummation of the Merger and the transactions contemplated thereby will be in compliance with applicable laws, the failure to comply with which would have a GulfMark MAE or EVI MAE;

          (g) The shares of EVI Common Stock issuable upon consummation of the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

          (h) All approvals and consents of third Persons (i) the granting of which is necessary for the consummation of the Merger, the Distribution or the transactions contemplated in connection therewith and (ii) the non-receipt of which would have a GulfMark MAE or an EVI MAE.

     6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF EVI. The obligation of EVI to effect the Merger is, at the option of EVI, also subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) The representations and warranties of GulfMark contained in
     Section 2.2 shall be accurate as of the date of this Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Closing Date as though such representations and warranties had been made at and as of that time; all of the terms, covenants and conditions of this Agreement to be complied with and performed by GulfMark on or before the Closing Date shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated the Closing Date and signed by the executive vice president of GulfMark shall have been delivered to EVI;

          (b) There shall not have occurred or exist any fact or condition that would reasonably result in a GulfMark MAE or would constitute a material fixed or contingent liability to GulfMark, and EVI shall have received a certificate signed by the executive vice president of GulfMark dated the Closing Date to such effect;

          (c) The Board of Directors of EVI shall have received from Prudential Securities Corporation, financial advisor to EVI, a written opinion, satisfactory in form and substance to the Board of Directors of

     EVI, to the effect that consideration to be received by EVI in the Merger is fair to EVI from a financial point of view, which opinion shall have been confirmed in writing to such Board as of a date reasonably proximate to the date the Proxy Statement is first mailed to the stockholders of EVI and not subsequently withdrawn;

          (d) GulfMark shall have received, and furnished written copies of EVI of, the GulfMark affiliates' agreements pursuant to Section 3.3;

          (e) EVI shall have received from Griggs & Harrison P.C., counsel to GulfMark, an opinion dated the Closing Date covering customary matters relating to the Agreement, the Distribution Agreement, the Merger, the Contribution and the Distribution;

          (f) EVI shall have received from Arthur Andersen, LLP a written opinion, in form and substance satisfactory to EVI, dated as of the date that the Proxy Statement is first mailed to the Stockholders of GulfMark and EVI to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, (ii) the Distribution will not result in any gain or loss to GulfMark under the Code, (iii) EVI, Sub and GulfMark will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (iv) EVI, Sub and GulfMark shall not recognize any gain or loss for U.S. federal or state income tax purposes as a result of the Merger or the Distribution and (v) GulfMark and Spinco shall not recognize any gain or loss for U.S. federal or state income tax purposes as a result of the Contribution or Distribution, and such opinion shall be confirmed at the Closing;

          (g) Spinco shall have executed and delivered to GulfMark and EVI the Distribution Agreement in form and substance, including schedules, acceptable to EVI;

          (h) The conveyances and assumptions under the Distribution Agreement shall have occurred;

          (i) The Distribution under the Distribution Agreement shall have occurred; and

          (j) GulfMark shall have delivered to EVI a pro forma balance sheet after giving effect to the Distribution reflecting Net Working Capital in an amount of not less than $300,000.

     6.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF GULFMARK. The obligation of GulfMark to effect the Merger is, at the option of GulfMark, also subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) The representations and warranties of EVI and Sub contained in
     Section 2.1 shall be accurate as of the date of this Agreement and (except to the extent such representations and warranties speak specifically as of an earlier date) as of the Closing Date as though such representations and warranties had been made at and as of that time; all the terms, covenants and conditions of this Agreement to be complied with and performed by EVI on or before the Closing Date shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated the Closing Date and signed by the chief executive officer of EVI shall have been delivered to GulfMark;

          (b) The Board of Directors of GulfMark shall have received from Jefferies & Company, Inc., financial advisor to GulfMark, a written opinion, satisfactory in form and substance to the Board of Directors of GulfMark, to the effect that the exchange ratio for the Merger is fair to the stockholders of GulfMark from a financial point of view, which opinion shall have been confirmed in writing to such Board as of a date reasonably proximate to the date the Proxy Statement is first mailed to the stockholders of GulfMark and EVI and not subsequently withdrawn;

          (c) GulfMark shall have received from Fulbright & Jaworski, L.L.P. counsel to EVI, an opinion dated the Closing Date covering customary matters relating to this Agreement and the Merger;

          (d) GulfMark shall have received from Arthur Andersen LLP, a written opinion, in form and substance satisfactory to GulfMark, dated as of the date that the Proxy Statement is first mailed to stockholders of GulfMark and EVI to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code; (ii) the Distribution will not result in any gain or loss to GulfMark under the Code, (iii) EVI, Sub and GulfMark will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (iv) EVI, Sub and GulfMark shall not recognize any gain or loss for U.S. federal or state income tax purposes as a result of the Merger or the Distribution, and (v) GulfMark and Spinco shall not recognize any gain or loss for U.S. federal or state income tax purposes as a result of the Contribution or Distribution, and such opinion shall be confirmed at the Closing;

          (e) The Contribution under the Distribution Agreement shall have occurred; and

          (f) The Distribution under the Distribution Agreement shall have occurred.

                                  ARTICLE VII

                                 MISCELLANEOUS

     7.1 TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated herein may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholders of EVI or the stockholders of GulfMark:

          (a) by mutual written consent of EVI and GulfMark;

          (b) by either EVI or GulfMark if (i) the Merger has not been consummated on or before May 31, 1997 (provided that the right to terminate this Agreement under this clause (i) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);
     (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger; (iii) the stockholders of GulfMark shall not approve the Contribution, the Distribution or the Merger at the GulfMark stockholder meeting or at any adjournment thereof; (iv) the stockholders of EVI shall not approve the Merger at the EVI stockholder meeting or any adjournment thereof; or (v) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, as advised by outside counsel, the Board of Directors of GulfMark or EVI determines that such termination is appropriate in complying with its fiduciary obligations.

          (c) by GulfMark if (i) EVI shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by EVI or Sub at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by EVI of written notice from GulfMark of such breach and is existing at the time of termination of this Agreement); (ii) any representation or warranty of EVI contained in this Agreement shall not be true in all respects when made (provided such breach has not been cured within 30 days following receipt by EVI of written notice from GulfMark of such breach and is existing at the time of termination of this Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not individually or in the aggregate, reasonably be expected to have an EVI MAE, assuming the effectiveness of the Merger; or (iii) the Board of Directors of EVI withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to GulfMark or shall have resolved to do any of the foregoing.

          (d) by EVI if (i) GulfMark shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by GulfMark of written notice from EVI of such breach and is existing at the time of termination of this Agreement; (ii) any representation or warranty of GulfMark contained in this Agreement shall not be true in all respects when made (provided such breach has not been cured within 30 days following receipt by GulfMark of written notice from EVI of such breach and is existing at the time of termination of this

     Agreement) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent it relates to a particular date), except for such failures to be so true and correct which would not individually or in the aggregate, reasonably be expected to have a GulfMark MAE assuming the effectiveness of the Merger or (iii) the Board of Directors of GulfMark withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to EVI or shall have resolved to do any of the foregoing.

     7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either EVI or GulfMark as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of EVI, Sub or GulfMark, except (i) with respect to this Section 7.2, Section
5.7 and Section 7.13, and (ii) such termination shall not relieve any party hereto for any intentional breach prior to such termination by a party hereto of any of its representations or warranties or of any of its covenants or agreements set forth in this Agreement.

     7.3 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is, or whose stockholders are, entitled to the benefits thereof. This Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto, provided that after this Agreement has been approved and adopted by the stockholders of EVI and GulfMark, this Agreement may be amended only as may be permitted by applicable provisions of the DGCL. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

     7.4 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except for the representations and warranties of Spinco contained herein, which shall survive without limitation, none of the representations and warranties in this Agreement shall survive the Effective Time.

     7.5 PUBLIC STATEMENTS. GulfMark and EVI agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or applicable stock exchange policy.

     7.6 ASSIGNMENT. This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective legal representatives, successors and permitted assigns. Except as set forth in this Agreement, this Agreement shall not be assignable by the parties hereto.

     7.7 NOTICES. All notices, requests, demands, claims and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered in Person or by courier, (ii) sent by telecopy or facsimile transmission, answer back requested, or (iii) mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

        if to GulfMark or Spinco:   GulfMark International, Inc.
                                    5 Post Oak Park, Suite 1170
                                    Houston, Texas 77027
                                    Attn: Frank R. Pierce
                                    Facsimile: (713) 963-9796

        with a copy to:             Griggs & Harrison, P.C.
                                    1301 McKinney, Suite 3200
                                    Houston, Texas 77010-3033
                                    Attn: W. Garney Griggs, Esq.
                                    Facsimile: (713) 651-1944

        if to EVI or Sub:           Energy Ventures, Inc.
                                    5 Post Oak Park, Suite 1760
                                    Houston, Texas 77027
                                    Attn: Bernard J. Duroc-Danner
                                    Facsimile: (713) 297-8488

        with a copy to:             Fulbright & Jaworski, L.L.P.
                                    1301 McKinney, Suite 5100
                                    Houston, Texas 77010-3095
                                    Attn: Curtis W. Huff
                                    Facsimile: (713) 651-5246

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 7.7. Such notices shall be effective, (i) if delivered in Person or by courier, upon actual receipt by the intended recipient, (ii) if sent by telecopy or facsimile transmission, when the answer back is received, or (iii) if mailed, upon the earlier of five days after deposit in the mail and the date of delivery as shown by the return receipt therefor.

     7.8 GOVERNING LAW. All questions arising out of this Agreement and the rights and obligations created herein, or its validity, existence, interpretation, performance or breach shall be governed by the laws of the State of Delaware, without regard to conflict of laws principles.

     7.9 ARBITRATION. Any disputes, claims or controversies connected with, arising out of, or related to, this Agreement and the rights and obligations created herein, or the breach, validity, existence or termination hereof, shall be settled by Arbitration to be conducted in accordance with the Commercial Rules of Arbitration of the American Arbitration Association, except as such Commercial Rules may be changed by this Section 7.9. The disputes, claims or controversies shall be decided by three independent arbitrators (that is, arbitrators having no substantial economic or other material relationship with the parties), one to be appointed by Spinco and one to be appointed by EVI within fourteen days following the submission of the claim to the parties hereto and the third to be appointed by the two so appointed within five days. Should either party refuse or neglect to join in the timely appointment of the arbitrators, the other party shall be entitled to select both arbitrators. Should the two arbitrators fail timely to appoint a third arbitrator, either party may apply to the Chief Judge of the United States District Court for the Southern District of Texas to make such appointment. The arbitrators shall have ninety days after the selection of the third arbitrator within which to allow discovery, hear evidence and issue their decision or award and shall in good faith attempt to comply with such time limits; provided, however, if two of the three arbitrators believe additional time is necessary to reach a decision, they may notify the parties and extend the time to reach a decision in thirty day increments, but in no event to exceed an additional ninety days. Discovery of evidence shall be conducted expeditiously by the Parties, bearing in mind the Parties desire to limit discovery and to expedite the decision or award of the arbitrators at the most reasonable cost and expense of the parties. Judgment upon an award rendered pursuant to such Arbitration may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award, and an order of enforcement, as the case may be. The place of Arbitration shall be Houston, Texas. The decision of the arbitrators, or a majority thereof, made in writing, shall be final and binding upon the parties hereto as to the questions submitted, and each party shall abide by such decision. Notwithstanding the provisions of this Section 7.9, neither party shall be prohibited from seeking injunctive relief pending the completion of any arbitration. The costs and expenses of the arbitration proceeding, including the fees of the arbitrators and all costs and expenses, including legal fees and witness fees, incurred by the prevailing party, shall be borne by the losing party.

     Solely for purposes of injunctive relief, orders in aid of arbitration and entry of the arbitrators' award:

          (a) each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of, and venue in, any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas in any suit, action or proceeding seeking injunctive relief, orders in aid of arbitration, or entry of an arbitral award arising out of or relating to this Agreement or any of the other agreements contemplated hereby and any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party;

          (b) each of the parties hereto waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding seeking injunctive relief, orders in aid of arbitration or entry of an arbitral award arising out of or relating to this Agreement or any of the other agreements contemplated hereby brought in any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas or any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party, and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum;

          (c) each of the parties hereto irrevocably designates, appoints and empowers CT Corporation System, Inc. and any successor thereto as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any suit, action or proceeding arising out of or relating to this Agreement or any of the other agreements contemplated hereby for the purposes of injunctive relief, orders in aid of arbitration and entry of an arbitral award.

     7.10 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired or invalidated.

     7.11 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     7.12 HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

     7.13 CONFIDENTIALITY AGREEMENT. The Confidentiality Agreement entered into between EVI and GulfMark on October 21, 1996 (the "Confidentiality Agreement") is hereby incorporated by reference herein and made a part hereof.

     7.14 ENTIRE AGREEMENT: THIRD PARTY BENEFICIARIES. This Agreement, the Other Agreements and the Confidentiality Agreements constitute the entire agreement and supersede all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof and neither this nor any document delivered in connection with this Agreement confers upon any Person not a party hereto any rights or remedies hereunder except as provided in Sections 5.6 and 5.7.

     7.15  DISCLOSURE LETTERS.

          (a) The GulfMark Disclosure Letter, executed by GulfMark as of the date hereof, and delivered to EVI on the date hereof, contains all disclosure required to be made by GulfMark under the various terms and provisions of this Agreement. Each item of disclosure set forth in the GulfMark Disclosure Letter specifically refers to the Article and Section of the Agreement to which such disclosure responds, and shall not be deemed to be disclosed with respect to any other Article or Section of the Agreement.

          (b) The EVI Disclosure Letter, executed by EVI as of the date hereof, and delivered to GulfMark on the date hereof, contains all disclosure required to be made by EVI under the various terms and provisions of this Agreement. Each item of disclosure set forth in the EVI Disclosure Letter specifically refers to the Article and Section of the Agreement to which such disclosure responds, and shall not be deemed to be disclosed with respect to any other Article or Section of the Agreement.

                       [signatures on the following page]

     IN WITNESS WHEREOF, each of the parties caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          ENERGY VENTURES, INC.

                                          By:      /s/  JAMES G. KILEY
                                            ------------------------------------

                                                       James G. Kiley
                                                       Vice President

                                          GULFMARK ACQUISITION CO.

                                          By:      /s/  JAMES G. KILEY
                                            ------------------------------------

                                                       James G. Kiley
                                                       Vice President

                                          GULFMARK INTERNATIONAL, INC.

                                          By:     /s/  FRANK R. PIERCE
                                            ------------------------------------

                                                      Frank R. Pierce
                                                  Executive Vice President

                                          NEW GULFMARK INTERNATIONAL, INC.

                                          By:     /s/  FRANK R. PIERCE
                                            ------------------------------------

                                                      Frank R. Pierce
                                                  Executive Vice President

                                                                      APPENDIX B

                       AGREEMENT AND PLAN OF DISTRIBUTION

                                  BY AND AMONG

                         GULFMARK INTERNATIONAL, INC.,
                        NEW GULFMARK INTERNATIONAL, INC.
                                      AND
                             ENERGY VENTURES, INC.

                                DECEMBER 5, 1996

                       AGREEMENT AND PLAN OF DISTRIBUTION

     THIS AGREEMENT AND PLAN OF DISTRIBUTION (this "Agreement") is dated as of December 5, 1996, by and among GULFMARK INTERNATIONAL, INC., a Delaware corporation ("GulfMark"), NEW GULFMARK INTERNATIONAL, INC., a Delaware corporation ("Spinco") and ENERGY VENTURES, INC. ("EVI"), a Delaware corporation.

                                  WITNESSETH:

     WHEREAS, Spinco is a wholly owned subsidiary of GulfMark; and

     WHEREAS, GulfMark owns certain Assets used in the operation of the Business and owns the Subsidiaries' Stock, all as hereinafter defined; and

     WHEREAS, pursuant to this Agreement the Assets and the Subsidiaries' Stock will be contributed by GulfMark to Spinco, in consideration for the issuance by Spinco to GulfMark of additional shares of Spinco common stock, and the assumption by Spinco of the Assumed Liabilities (as hereinafter defined) (the transactions described in this paragraph are referred to collectively herein as the "Contribution"); and

     WHEREAS, after the transfer of the Assets and the Subsidiaries' Stock to Spinco, and the assumption of the Assumed Liabilities by Spinco, GulfMark will distribute to its stockholders all of the outstanding stock of Spinco (the "Distribution") as further defined in Article III hereof; and

     WHEREAS, immediately following the Distribution, and as a condition to the Distribution, GulfMark will merge with GulfMark Acquisition Co., a Delaware corporation and wholly owned subsidiary of EVI (the "Merger"); and

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code") and the Contribution and Distribution will qualify as transactions pursuant to Sections 368(a)(1)(D) and 355 of the Code;

     NOW, THEREFORE, in consideration of the premises and the mutual terms, covenants and conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     As used in this Agreement, the following terms have the following respective meanings:

     1.1 "ADDITIONAL SHARES" shall mean that number of shares of Spinco common stock as shall be equal to two times the number of shares of GulfMark common stock outstanding on the Record Date for the Distribution.

     1.2 "AFFILIATE" means, as to the person specified, any person controlling, controlled by or under common control with such person, with the concept of control in such context meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise.

     1.3  "AGREEMENT" has the meaning specified in the preamble.

     1.4 "ASSETS" means, collectively, all the property, assets and rights, tangible and intangible, (other than the Excluded Assets) of GulfMark or Ercon which are used directly or indirectly, in the Business and are acquired by Spinco pursuant to this Agreement, which include the following:

          (a) all cash on hand or in the banks on the Contribution Date, except such amounts as are required to remain in GulfMark pursuant to the Net Working Capital requirements Sections 2.2(o) and 3.2 of the Merger Agreement;

          (b) all accounts receivable and notes receivable of GulfMark, excluding those relating to Ercon, existing on the Contribution Date;

          (c) the Vessel SEARUNNER, together with her respective machinery and equipment engines, machinery, mooring systems and equipment, covers, anchors, chains, cables, tackle, rigging, apparel, furniture, computers and computer equipment, computer software, fittings and equipment, tools, pumps and pumping equipment, spare components and parts, bunkers and lubricating oils, racking, supporting inventory and stores, and all other appurtenances thereto appertaining or belonging, excluding, however, equipment and stores owned by third-party suppliers (the "Vessel");

          (d) all machinery and equipment, engines, mooring systems, covers, anchors, chains, cables, tackle, rigging, apparel, furniture, computers, computer equipment and computer software, fittings and equipment, tools, pumps and pumping equipment, spare components and parts, supporting inventory and stores, wherever located that are owned by GulfMark and are used or maintained in connection with the Business (collectively, "Inventory and Equipment");

          (e) the following tangible and intangible assets used or held for use in connection with the Business, to the extent assignable by law:

             (i) all Transferred Intellectual Property (as hereinafter defined) owned by GulfMark relating to, or used in connection with the operation of, the Business, and all rights to recover for infringement thereon;

             (ii) the certificates, licenses, permits, consents, operating authorities, orders, exemptions, franchises, approvals, registrations and other authorizations and applications therefor specifically associated with the operation of the Business ("Permits");

             (iii) the benefit and burden, after the date hereof, of all right, title and interest of GulfMark (excluding the Ercon) under contracts or other charters or arrangements, and any amendments thereto relating to the Business and existing on or before the Contribution Date (the "Contracts"); and

             (iv) all records to be delivered to Spinco pursuant to Section 2.6;

          (f) the corporate office assets identified on Schedule 1.4(f) attached hereto;

          (g) the Louisiana assets, other than Inventory and Equipment, identified on Schedule 1.4(g) attached hereto; and

          (h) all other miscellaneous assets owned and used by GulfMark or Ercon in the operation of the Business.

     1.5 "ASSUMED LIABILITIES" shall mean any and all Liabilities and Environmental Liabilities that are not Retained Liabilities and to which GulfMark or any of the Assets may now or at any time in the future become subject (whether directly or indirectly, including by reason of GulfMark or any GulfMark Company owning, controlling or operating any business or assets of any Person (including any current or past Affiliate)), resulting from, arising out of or relating to (i) any GulfMark Company, (ii) any GulfMark Taxes for periods ending on or before the Effective Date, (iii) any obligation, matter, fact, circumstance or action or omission by any Person in any way relating to or arising from the business, operations or assets of GulfMark that existed on or prior to the Effective Date, (iv) any product or service provided by GulfMark or any GulfMark Company prior to the Effective Date, (v) the Merger, the Contribution, the Distribution or any of the other transactions contemplated hereby, (vi) previously conducted operations of GulfMark or any GulfMark Company or (vii) the Assets. The term "Assumed Liabilities" shall also include, without limitation, the following:

          (a) Any and all Liabilities and Environmental Liabilities resulting from, arising out of or relating to (i) the assets, activities, operations, current or former facilities, actions or omissions of GulfMark or any of its respective officers, directors, employees, independent contractors or agents, occurring on or before the Effective Date, (ii) the assets, activities, operations, current or former facilities, actions or omissions of any GulfMark Company or any of its respective officers, directors, employees, independent contractors or agents, (iii) any product liability claim, recall, replacement, returns or customer allowances of or relating to GulfMark or any GulfMark Company (excluding those obligations with respect to those contracts and permits retained by GulfMark in the Retained Liabilities) or (iv) any contract or permit of GulfMark or any GulfMark Company (excluding those retained by GulfMark in the Retained Liabilities but, regardless of whether the contract or permit is assigned, conveyed or leased hereunder or under any other agreement contemplated hereby);

          (b) Any and all accounts and notes payable of GulfMark or any GulfMark Company, excluding, however, the accounts payable which have been accounted for in the calculation of the required Net Working Capital set forth in the Merger Agreement;

          (c) Any and all Liabilities relating to the GulfMark 401(k) Plan and the GulfMark Employee Benefit Plans except that once GulfMark's 401(k) Plan is merged into an EVI plan qualified under Sections 401(a) and 501(a) of the Code, Spinco shall not be responsible for Liabilities relating to the GulfMark 401(k) Plan occurring after the merging of such plans;

          (d) Any and all Liabilities and Environmental Liabilities to, on behalf of, or which arise from or relate to (i) active employees, or retired and inactive employees, of GulfMark or any GulfMark Company for claims occurring on or before the Effective Date and (ii) active employees, or retired and inactive employees, of any GulfMark Company after the Effective Date, including, without limitation, (1) liability for any salaries, wages, tax equalization payments, vacation pay, sick leave, personal leave, severance pay, wrongful dismissal or discrimination claims;
     (2) liability for or under any employee benefit plan, policy or arrangement not covered by subsection (c) above including, without limitation, retirement, pension, medical, dental, profit sharing, unemployment, supplemental unemployment or disability plan policy or arrangement; (3) liability for any payroll taxes, social security or similar taxes or withholding; (4) liability arising from claims or litigation and (5) liability arising from any injury, death, loss, disability, occupational disease or claims under any workers' compensation laws;

          (e) Any and all Liabilities and Environmental Liabilities resulting from, arising out of, relating to or occurring on the Properties, including those Properties listed on Schedule 1.5(e) hereto, the operations on any of the foregoing, and any off-site Environmental Liabilities related to any of the foregoing, including, without limitation, those under any indemnification agreement or obligation of GulfMark or any GulfMark Company and any documents related thereto; provided, however, that Liabilities and Environmental Liabilities resulting from, arising out of, relating to or occurring on the Post-Effective Date Properties after the Effective Date shall not be Assumed Liabilities but shall be Retained Liabilities hereunder (Schedule 1.5(e) shall list all Properties;

          (f) Any and all Liabilities of Ercon with respect to any projects or transactions performed or engaged in by it prior to the Effective Date, excluding those Liabilities which are Retained Liabilities;

          (g) Any and all litigation and claims Liabilities of GulfMark or any GulfMark Company existing as of the Effective Date, excluding those Liabilities which are Retained Liabilities;

          (h) Any and all Liabilities for GulfMark Taxes, arising out of, or related to, GulfMark for taxable periods on or before the Effective Date, but excluding those Liabilities which are Retained Liabilities;

          (i) Any and all liability for GulfMark Taxes, arising out of or related to any GulfMark Company whether for taxable periods ending before or after the Effective Date;

          (j) Any misrepresentation or incorrect representation or warranty of GulfMark under the Merger Agreement without regard to any materiality or knowledge qualification; and

          (k) Any and all legal, accounting, consulting and expert fees and expenses incurred in investigating, preparing, defending, settling or discharging any claim or action arising under, out of or in connection with any of the Assumed Liabilities or Assets other than those associated with EVI's counsel's evaluation of the Contribution hereunder, the Merger or the Distribution.

     1.6 "BUSINESS" means all businesses engaged in by any GulfMark Company, other than Ercon or the business of owning the EVI Common Stock and the Common Stock of American Independent Oil Company, as conducted on or before the Distribution Date.

     1.7 "BUSINESS DAY" means a day on which national banks are generally open for the transaction of business in Houston, Texas.

     1.8 "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq.

     1.9  "CIRCUMSTANCE" has the meaning specified in Section 6.2 hereof.

     1.10 "CONSENT REQUIRED CONTRACT" has the meaning specified in Section 2.5 hereof.

     1.11 "CONTRACTS" has the meaning specified in paragraph (e)(iii) of the definition of Assets set forth in Section 1.4 hereof.

     1.12 "CONTRIBUTION" shall have the meaning specified in the third "WHEREAS" clause hereof.

     1.13 "DISTRIBUTION" means the distribution by GulfMark to its stockholders of all of the outstanding shares of Spinco and all transactions occurring immediately prior to the distribution in connection therewith, including the transfer of Assets to Spinco, the transfer of the Subsidiaries' Stock to Spinco and the assumption of the Assumed Liabilities relating thereto.

     1.14 "DISTRIBUTION DATE" shall mean the time and date as of which the Distribution is effective.

     1.15 "CONTRIBUTION DATE" shall mean the time and date immediately prior to the Distribution Date as of which the Contribution is effective.

     1.16 "EFFECTIVE DATE" shall mean the time and date the Merger is made effective.

     1.17 "ENVIRONMENTAL CONDITIONS" means any pollution, contamination, degradation, damage or injury caused by, related to, arising from or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, release or emission of any Waste Materials.

     1.18 "ENVIRONMENTAL LAW" or "ENVIRONMENTAL LAWS" means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity now or at any time in the future in effect relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (iii) exposure to hazardous, toxic or other substances alleged to be harmful. The term "Environmental Law" or "Environmental Laws" includes, without limitation, (1) the terms and conditions of any license, permit, approval or other authorization by any governmental entity and (2) judicial, administrative or other regulatory decrees, judgments and orders of any governmental entity. The term "Environmental Law" or "Environmental Laws" includes, but is not limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. sec. 7401 et seq., the Clean Water Act, 33 U.S.C. sec. 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. sec. 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. sec. 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Water Pollution Control Act, 33 U.S.C. sec. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq., CERCLA and any state, county or local regulations similar thereto.

     1.19 "ENVIRONMENTAL LIABILITIES" means any and all liabilities, responsibilities, claims, suits, losses, costs (including remediation, removal, response, abatement, clean-up, investigative or monitoring costs and any other related costs and expenses), other causes of action recognized now or at any later time, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorney fees and other legal fees (i) pursuant to any agreement, order, notice, requirement, responsibility or directive (including directives embodied in Environmental
Laws), injunction, judgment or similar documents (including settlements) arising out of or in connection with any Environmental Laws, or (ii) pursuant to any claim by a governmental entity or other person or entity for personal injury, property damage, damage to natural resources, remediation or similar costs or expenses incurred or asserted by such entity or person pursuant to common law or statute.

     1.20 "ERCON" means the wholly owned subsidiary of GulfMark, Ercon Development Corporation, and upon its merger into GulfMark, the Ercon division of GulfMark.

     1.21  "EVI" shall mean Energy Ventures, Inc., a Delaware corporation.

     1.22 "EVI INDEMNIFIED PARTIES" shall have the meaning set forth in Section 6.1(a) hereof.

     1.23 "EXCLUDED ASSETS" means (i) any and all property, assets, claims and rights, tangible and intangible of Ercon, (ii) the EVI Common Stock owned by GulfMark, (iii) 200 shares of common stock of American Independent Oil Company and (iv) the original tax, accounting and other corporate records of GulfMark.

     1.24  "GMDB" shall mean Gulf Marine do Brazil, a Brazilian corporation.

     1.25  "GNSL" shall mean GulfMark North Sea, Ltd., a U.K. corporation.

     1.26 "GOMI" shall mean Gulf Offshore Marine International, Inc., a Panamanian corporation.

     1.27 "GULFMARK", for purposes of the assumption and indemnification provisions of this Agreement, includes GulfMark International, Inc. and Ercon Development Corporation and any and all predecessors thereto, whether by merger, purchase or other acquisition of assets or otherwise, and any and all predecessors to such entities.

     1.28 "GULFMARK 401(K) PLAN" shall mean the GulfMark International, Inc. 401(k) Plan.

     1.29 "GULFMARK COMMON STOCK" means shares of common stock, $1.00 par value per share, of GulfMark.

     1.30 "GULFMARK COMPANY" means any corporation, partnership, limited liability company, association or other entity, excluding GulfMark and Ercon, of which GulfMark or any GulfMark Company now or at any time in the past owned, directly or indirectly, an ownership interest in (whether or not such ownership interest constituted control of the entity and whether or not such interest represented a passive or active investment), including, without limitation, those companies and entities described on Schedule 1.30 hereto.

     1.31  "GULFMARK EMPLOYEE BENEFIT PLANS" shall have the meaning specified in
Section 4.3 hereof.

     1.32 "GULFMARK TAXES" means any and all taxes to which GulfMark or any GulfMark Company may be obligated relating to or arising from (i) the current or past operations or assets of GulfMark or any GulfMark Company through the Effective Date, (ii) the Contribution and the Distribution, (iii) the Merger,
(iv) any tax return filed by any current or past member of GulfMark's consolidated group, (v) any Tax for which GulfMark may be alleged to be liable by reason of being affiliated with any other Person for all periods prior to the Effective Date, (vi) property taxes with respect to the assets of GulfMark or any GulfMark Company for all periods prior to the Effective Date (with property taxes for the assets of GulfMark after the Distribution being prorated) and
(vii) any transfer taxes or value added in connection with the transactions contemplated by the Contribution, Distribution and the Merger.

     1.33 "INVENTORY AND EQUIPMENT" has the meaning specified in paragraph (d) of the definition of Assets.

     1.34 "LIABILITY" means any and all claims, demands, liabilities, responsibilities, disputes, causes of action and obligations of every nature whatsoever, liquidated or unliquidated, known or unknown, matured or unmatured, or fixed or contingent.

     1.35 "MERGER" means the merger of GulfMark Acquisition Co. with and into GulfMark as contemplated by the Merger Agreement.

     1.36 "MERGER AGREEMENT" means the Agreement and Plan of Merger dated December 5, 1996, by and among EVI, GulfMark, GulfMark Acquisition Co. and New GulfMark International, Inc.

     1.37 "PERMITS" has the meaning specified in paragraph (e)(ii) of the definition of Assets.

     1.38 "PERSON" means an individual, corporation, limited liability company, partnership, governmental authority or any other entity.

     1.39 "POST-EFFECTIVE DATE PROPERTIES" shall mean only the Properties owned, leased or operated by GulfMark or Ercon after the Effective Date.

     1.40 "PROPERTIES" means the properties currently or previously owned or operated by GulfMark or any GulfMark Company.

     1.41  "RECORD DATE" shall have the meaning specified in Section 3.3 hereof.

     1.42 "RETAINED INTELLECTUAL PROPERTY" means patents, trademarks, service marks, trade names, service names, brand names, copyrights, trade secrets, know-how, inventions, computer software (including documentation and object and source codes) and similar rights used in Ercon, including without limitation, all right, title and interest of GulfMark in and to the name "Ercon" and any derivative thereof, including without limitation, "Ercon Development Corporation" and all registrations, applications, licenses and rights with respect to any of the foregoing.

     1.43 "RETAINED LIABILITIES" shall mean and be limited solely to (i) those accounts payable relating to the business of Ercon that are reflected on the Effective Date balance sheet of GulfMark (ii) those accounts payable reflected on the Effective Date balance sheet of GulfMark and agreed to by EVI prior to the Effective Date and (iii) the obligations of GulfMark and Ercon that arise after the Effective Date (other than obligations relating to matters existing or occurring on or prior to the Effective Date and indemnification, warranty and product liability, wrongful death or property claims associated with actions or omissions prior to the Effective Date or any business conducted prior to the Effective Date) including those obligations set forth under the express terms of the contracts of GulfMark listed on Schedule 1.43 and any new contracts of GulfMark that are added to such Schedule prior to the Effective Date subject to the limitations on new contracts set forth in Article III of the Merger Agreement.

     1.44 "SERVICE OF PROCESS" shall have the meaning specified in Section 6.1 hereof.

     1.45  "SPINCO" shall have the meaning specified in the preamble.

     1.46 "SPINCO 401(K) PLAN" shall have the meaning specified in Section 4.2 hereof.

     1.47 "SPINCO COMMON STOCK" means shares of common stock, $1.00 par value per share, of Spinco.

     1.48  "SPINCO EMPLOYEE BENEFIT PLANS" shall have the meaning specified in
Section 4.3 hereof.

     1.49 "STOCK OPTION PLANS" means the following stock option plans maintained by GulfMark:

             (a) 1993 Amended and Restated Non-Employee Director Stock Option Plan;

             (b) the 1987 Stock Option Plan, as amended, and

             (c) the 1988 Non-Employee Director Option Plan.

     1.50 "SUBSIDIARIES" shall mean Gulf Offshore Marine International, Inc., a Panamanian corporation; GulfMark North Sea, Ltd., a U.K. corporation; and a ninety percent (90%) interest in Gulf Marine do Brazil, a Brazilian corporation.

     1.51 "SUBSIDIARIES' STOCK" shall mean all of the issued and outstanding capital stock of GOMI and GNSL and a ninety percent (90%) interest in the capital stock of GMdB.

     1.52 "TAXES" shall mean all federal, state, local, foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, or other taxes, fees, assessments, customs, duties, levies, imposts, or charges of any kind whatsoever, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term "Tax" means any one of the foregoing Taxes.

     1.53 "TRANSFER AGENT" shall mean American Stock Transfer & Trust Company located at 40 Wall Street, New York, New York.

     1.54 "TRANSFERRED INTELLECTUAL PROPERTY" means patents, trademarks, service marks, trade names, service names, brand names, copyrights, trade secrets, know-how, inventions, computer software (including documentation and object and source codes) and similar rights used in the Business, including without limitation, all right, title and interest of the GulfMark Company in and to the name "GulfMark" and any derivative thereof, including without limitation, "GulfMark International, Inc." and all registrations, applications, licenses and rights with respect to any of the foregoing.

     1.55 "VESSEL" has the meaning specified in paragraph (c) of the definition of Assets.

     1.56 "WASTE MATERIALS" means any (i) toxic or hazardous materials or substances; (ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, buried contaminants, chemicals, flammable or explosive materials; (iii) radioactive materials; (iv) petroleum wastes and spills or releases of petroleum products; and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated by any governmental entity under any Environmental Law.

                                   ARTICLE II

                    CONTRIBUTION AND ASSUMPTION TRANSACTIONS

     2.1  CONTRIBUTION OF ASSETS AND SUBSIDIARIES' STOCK.

          (a) Effective as of the Contribution Date, GulfMark hereby contributes, assigns, transfers, conveys and delivers to Spinco and Spinco hereby acquires and accepts, as hereinafter provided, all of GulfMark's right, title and interest in and to the Assets and the Subsidiaries' Stock. Notwithstanding the foregoing, GulfMark hereby retains all of GulfMark's right, title and interest in and to the Excluded Assets.

          (b) GULFMARK MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE ASSETS (CURRENT, FIXED, PERSONAL, REAL, TANGIBLE OR INTANGIBLE), INCLUDING, BUT NOT LIMITED TO, CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, CAPACITY, SUITABILITY, UTILITY, SALABILITY, AVAILABILITY, COLLECTIBILITY, OPERATIONS, CONDITIONS, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IT BEING THE EXPRESS AGREEMENT OF SPINCO AND GULFMARK THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SPINCO WILL OBTAIN THE ASSETS IN THEIR PRESENT CONDITION AND STATE OF REPAIR, ON AN "AS IS AND WHERE IS, WITH ALL FAULTS" BASIS.

     2.2 ASSUMPTION. Effective as of the Contribution Date, as an inducement to EVI to merge with GulfMark, Spinco hereby unconditionally assumes and undertakes to pay, satisfy and discharge when due the Assumed Liabilities. Notwithstanding the foregoing, GulfMark hereby retains and Spinco will have no liability with respect to the Retained Liabilities.

     2.3 CONSIDERATION. The aggregate consideration for the transactions provided for herein shall consist of (a) the issuance to GulfMark of the Additional Shares and (b) the assumption by Spinco of the Assumed Liabilities.

     2.4 ABSOLUTE ASSUMPTION. IT IS THE INTENT OF THE PARTIES THAT THE LIABILITIES AND ENVIRONMENTAL LIABILITIES ASSUMED BY SPINCO UNDER THIS AGREEMENT SHALL BE WITHOUT REGARD TO THE CAUSE THEREOF OR THE NEGLIGENCE OF ANY PERSON, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, ACTIVE OR PASSIVE, AND WHETHER SUCH LIABILITY OR ENVIRONMENTAL LIABILITY IS BASED ON STRICT LIABILITY, ABSOLUTE LIABILITY OR ARISING AS AN OBLIGATION OF CONTRIBUTION. SPINCO HEREBY WAIVES AND RELEASES FOR ITSELF AND ON BEHALF OF SPINCO'S AFFILIATES ANY CLAIMS, DEFENSES OR CLAIMS FOR CONTRIBUTION THAT IT HAS OR MAY HAVE AGAINST GULFMARK, EVI OR ANY OF THEIR RESPECTIVE AFFILIATES WITH RESPECT TO THE ASSUMED LIABILITIES.

     2.5 LIMITATION ON ASSIGNMENTS. Notwithstanding any other provision hereof, this Agreement shall not constitute nor require an assignment to Spinco of any Contract, Permit, license or other right if an attempted assignment of the same without the consent of any party would constitute a breach thereof or a violation of any law or any judgment, decree, order, writ, injunction, rule or regulation of any governmental entity unless and until such consent shall have been obtained. In the case of any such Contract, Permit, license or other right that cannot be effectively transferred to Spinco without such consent (a "Consent Required Contract"), GulfMark agrees that it will attempt to enter into a reasonable arrangement designed to provide Spinco with the benefit of GulfMark's rights under such Consent Required Contract, including enforcement of any and all rights of GulfMark against any other party as Spinco may reasonably request, all such actions to be at Spinco's sole cost and expense.

     2.6 DELIVERY OF RECORDS. Spinco shall be entitled to all books, records, papers and instruments of GulfMark of whatever nature that relate to the Assets, the Subsidiaries or the operation of the Business, including, without limitation, all financial and accounting records, on the Closing Date, and all books and records relating to employees, the purchase of materials, supplies and services, research and development, engineering drawings, designs, schematics, blueprints, instruction manuals, flowsheets, models, maintenance schedules and similar technical records, and dealings with customers, vendors and suppliers of the Business, and including computerized books and records and other computerized storage media and the software (including documentation and object and source codes) used in connection therewith; provided that GulfMark shall be entitled to retain all originals of its corporate, financial, accounting, legal, tax and auditing records, and GulfMark shall be entitled to retain copies at its expense of any such other books and records that are necessary for its tax, accounting or legal purposes.

                                  ARTICLE III

             RECAPITALIZATION OF SPINCO; MECHANICS OF DISTRIBUTION

     3.1 SPINCO CAPITALIZATION. The current equity capitalization of Spinco consists of one issued and outstanding share of Spinco Common Stock (the "Existing Spinco Common Stock"), all of which is outstanding and owned beneficially and of record by the Company.

     3.2 RECAPITALIZATION OF SPINCO. Immediately prior to the Distribution Date, the GulfMark shall cause Spinco to exchange the Existing Spinco Common Stock owned by GulfMark for the Additional Shares.

     3.3 MECHANICS OF DISTRIBUTION. The Distribution shall be effected by the distribution to each holder of record of GulfMark Common Stock, as of the record date designated for the Distribution by or pursuant to the authorization of the Board of Directors of GulfMark (the "Record Date"), of certificates representing two shares of Spinco Common Stock for each share of GulfMark Common Stock held by such holder.

     3.4 TIMING OF DISTRIBUTION. The Board of Directors of the GulfMark shall formally declare the Distribution and shall authorize GulfMark to pay it immediately prior to the Effective Date, subject to the satisfaction or waiver of the conditions set forth in Article VIII, by delivery of certificates for Spinco Common Stock to the Transfer Agent for delivery to the holders entitled thereto. The Distribution shall be deemed to be effective upon notification by GulfMark to the Transfer Agent that the Distribution has been declared and that the Transfer Agent is authorized to proceed with the distribution of Spinco Common Stock.

                                   ARTICLE IV

                             EMPLOYEE BENEFIT PLANS

     4.1  EMPLOYEE BENEFITS GENERALLY. All obligations of the Spinco under this
Article IV with respect to employee benefit plans, arrangements or policies for the benefit of employees and former employees (and their beneficiaries) of GulfMark and the GulfMark Companies in place immediately prior to the Contribution Date shall be treated as Assumed Liabilities and not as Retained Liabilities under this Agreement.

     4.2 As soon as administratively possible after the Distribution Date, Spinco shall establish a defined contribution plan (the "Spinco 401(k) Plan") which shall be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and effective as of the Distribution Date. As soon as administratively feasible following the Distribution Date, and in accordance with the terms of the GulfMark 401(k) Plan, GulfMark shall cause the account balance attributable to each individual who will cease to be an employee of GulfMark following the Distribution Date to be distributed directly to such individual, or upon the request of any such individual, transferred to another qualified rollover investment (including the Spinco 401(k) Plan if such individual is eligible to participate therein) specified in such request to the extent that such transfer or distribution is permitted by law. Each individual who becomes an employee of Spinco on the Distribution Date shall, for eligibility and vesting purposes under the Spinco 401(k) Plan, be credited with the same service with which he or she is credited for such purposes under the GulfMark 401(k) Plan immediately prior to the Distribution Date.

     4.3 EMPLOYEE HEALTH, LIFE AND DISABILITY INSURANCE PLANS. Effective as of the Distribution Date, Spinco shall establish such employee health, life and disability insurance plans and other employee welfare or fringe benefit arrangements (collectively the "Spinco Employee Benefit Plans") which are comparable in the aggregate to the health, life and disability insurance plans and other employee welfare or fringe benefit arrangements which had been maintained by GulfMark for its employees and the employees of its Subsidiaries prior to the Distribution Date (collectively the "GulfMark Employee Benefit Plans"). Service by any employee with GulfMark or its Subsidiaries prior to the Distribution Date shall be counted for purposes of determining any period of eligibility to participate in, or to vest in benefits (including vacation rights) provided under, the Spinco Employee Benefit Plans, and any amounts previously expended by any such employees of GulfMark or its Subsidiaries prior to the Distribution Date for purposes of satisfying such plan year's deductible, co-payment limitations maximum out-of-pocket provisions and applicable annual and/or life-time maximum benefit limitations shall be credited for purposes of satisfying such plan year's deductible, co-payment limitations under the Spinco Employee Benefit Plans and any coverage waiting period for pre-existing conditions for such employees shall be waived under the Spinco Employee Benefit Plans.

                                   ARTICLE V

                          GULFMARK STOCK OPTION PLANS

     5.1 As of the Distribution Date, Spinco shall assume the GulfMark Stock Option Plans, and pursuant to the equitable adjustment provisions of the applicable Stock Option Plan, each outstanding stock option previously granted pursuant to any of GulfMark's Stock Option Plans to an employee, officer or director of GulfMark who will, following the Distribution, become an employee, officer or director of Spinco, will be converted into and represent an option to acquire shares of Spinco Common Stock.

     5.2 The number of shares of Spinco Common Stock subject to, and the exercise price of, each such Spinco option will be adjusted in accordance with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to reflect the Distribution as set forth in Section 5.3 so that (i) the aggregate intrinsic value (difference between market value per share and exercise price) of each option immediately after the Distribution is not greater than the aggregate intrinsic value of such option immediately before the Distribution, and (ii) the ratio of the exercise price per option to the market value per share is not reduced. The vesting provisions and option period of the new Spinco options will remain unchanged from the GulfMark options so replaced.

     5.3  As of the Distribution Date, to effect the adjustment described in
Section 5.2, (i) the number of shares of Spinco Common Stock covered by each new Spinco option shall be the number of shares covered by the GulfMark option being replaced thereby, multiplied by a fraction equal to the ratio of the pre-Distribution market price per share of GulfMark Common Stock to the post-Distribution market price per share of Spinco Common Stock, and (ii) the exercise price per share of each new Spinco option shall be the exercise price per share of the GulfMark option being replaced thereby, multiplied by a fraction equal to the ratio of the post-Distribution market price per share of the Spinco Common Stock to the pre-Distribution market price per share of GulfMark Common Stock.

     5.4 For purposes of the foregoing adjustments, (i) the pre-Distribution market price per Share of GulfMark Common Stock shall be deemed to be the average of the arithmetic mean between the highest and lowest sales prices per share of GulfMark Common Stock as reported by the NASDAQ Stock Market on each of the ten trading days before the Distribution or such other market price as the Board of Directors of Spinco deems equitable, and (ii) the postDistribution market price per share of Spinco Common Stock shall be deemed to be the average of the arithmetic mean between the highest and lowest sales prices per share of Spinco Common Stock as reported by the NASDAQ Stock Market on each of the ten trading days beginning on the eleventh trading day after the Distribution or such other market price as the Board of Directors of Spinco deems equitable.

     5.5 GulfMark and Spinco will cooperate and take all action necessary (including obtaining the consent of the holders of GulfMark options, if required) to amend (if necessary) the GulfMark Stock Option Plans or otherwise provide for adjustments of authorized shares and outstanding option awards under the GulfMark Stock Option Plans, and to effect Spinco's assumption of the GulfMark Stock Option Plans, in accordance with the provisions of this Article V.

                                   ARTICLE VI

                                INDEMNIFICATION

     6.1  INDEMNIFICATION MATTERS.

          (a) Indemnification. Spinco hereby agrees to indemnify, defend and hold GulfMark, EVI and their respective officers, directors, employees, agents and assigns (collectively, the "EVI Indemnified Parties") harmless from and against any and all Liabilities or Environmental Liabilities (including, without limitation, reasonable fees and expenses of attorneys, accountants, consultants and experts) that the EVI Indemnified Parties incur, are subject to a claim for, or are subject to, that are based upon, arising out of, relating to or otherwise in respect of:

             (i) any breach of any covenant or agreement of Spinco contained in this Agreement or any other agreement contemplated hereby;

             (ii) the acts or omissions of GulfMark or any GulfMark Company on or before the Effective Date;

             (iii) the acts or omissions of any GulfMark Company, Spinco or any of Spinco's Affiliates or the conduct of any business by them on or after the Effective Date;

             (iv) the Assumed Liabilities;

             (v) the Assets, regardless of any GulfMark Company's prior use of any such Asset;

             (vi) the conveyance, assignment, sale, lease or making available of the Assets;

             (vii) the conveyance, assignment, sale, merger or contribution of the stock or share capital or assets of Ercon Development Corporation to GulfMark;

             (viii) any Taxes as a result of the Distribution, the Contribution or the Merger subsequently being determined to be a taxable transaction for foreign, federal, state or local law purposes regardless of the theory or reason for the transactions being subject to Tax;

             (ix) any and all amounts for which GulfMark or EVI may be liable on account of any claims, administrative charges, self-insured retentions, deductibles, retrospective premiums or fronting provisions in insurance policies, including as the result of any uninsured period, insolvent insurance carriers or exhausted policies, arising from claims by GulfMark's or any GulfMark Company's Affiliates, or the employees of any of the foregoing, or claims by insurance carriers of GulfMark or any GulfMark Company for indemnity arising from or out of claims by or against GulfMark or any GulfMark Company for acts or omissions of GulfMark or any GulfMark Company, or related to any current or past business of GulfMark or any GulfMark Company or any product or service provided by GulfMark or any GulfMark Company in whole or part prior to the Effective Date;

             (x) any COBRA Liability with respect to any employees of GulfMark or any GulfMark Company who become employees of Spinco after the Distribution;

             (xi) any settlements or judgments in any litigation commenced by one or more insurance carriers against GulfMark or EVI on account of claims by Spinco or any GulfMark Company or employees of Spinco or any GulfMark Company;

             (xii) any and all Liabilities incurred by GulfMark or EVI pursuant to its obligations hereunder in seeking to obtain or obtaining any consent or approval to assign, transfer or lease any interest in any asset or instrument, contract, lease, permit or benefit arising thereunder or resulting therefrom;

             (xiii) any Liability relating to the failure to comply with any bulk sales or transfer laws in connection herewith or with any of the other agreements contemplated hereby;

             (xiv) the on-site or off-site handling, storage, treatment or disposal of any Waste Materials generated by GulfMark or any GulfMark Company on or prior to the Effective Date or any GulfMark Company at any time;

             (xv) any and all Environmental Conditions, known or unknown, existing on, at or underlying any of the Post-Effective Date Properties on or prior to the Effective Date;

             (xvi) any and all Environmental Conditions, known or unknown, existing on, at or underlying any of the Properties other than the Post-Effective Date Properties;

             (xvii) any acts or omissions of GulfMark or any GulfMark Company relating to the ownership or operation of the business of GulfMark or any GulfMark Company or the Properties on or prior to the Effective Date;

             (xviii) any Liability relating to any claim or demand by any stockholder of GulfMark or EVI with respect to the Merger, the Contribution, the Distribution or the transactions relating thereto; and

             (xix) any Liability relating to the GulfMark 401(k) Plan and the other employee benefit or welfare plans of GulfMark or any GulfMark Company arising out of circumstances occurring on or prior to the Effective Date.

          (b) Absolute Indemnity. NONE OF THE EVI INDEMNIFIED PARTIES WILL BE OBLIGATED TO INSTITUTE ANY LEGAL PROCEEDINGS IN CONNECTION WITH THE COLLECTION OR PURSUIT OF ANY INSURANCE IN ORDER TO EXERCISE AN INDEMNIFICATION REMEDY UNDER THIS ARTICLE VI. UNLESS OTHERWISE SPECIFICALLY EXPRESSED, THIS INDEMNITY OBLIGATION SHALL APPLY WITHOUT REGARD TO WHETHER THE LIABILITY OR ENVIRONMENTAL LIABILITY WAS CAUSED BY THE ORDINARY OR GROSS NEGLIGENCE OF ANY OF THE EVI INDEMNIFIED PARTIES (WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE), OR WHETHER THE LIABILITY OR ENVIRONMENTAL LIABILITY IS BASED ON STRICT LIABILITY, ABSOLUTE LIABILITY OR ARISES AS AN OBLIGATION OF CONTRIBUTION OR INDEMNITY. SPINCO ACKNOWLEDGES THAT IT IS AWARE OF VARIOUS THEORIES KNOWN AS THE "EXPRESS NEGLIGENCE" DOCTRINE AND OTHER SIMILAR DOCTRINES AND THEORIES THAT MAY LIMIT INDEMNIFICATION AND AGREES AND STIPULATES THAT THE PROVISIONS OF THIS AGREEMENT REFLECT THE EXPRESS INTENT OF THE PARTIES THAT THE INDEMNIFICATION TO BE PROVIDED BY SPINCO APPLY NOTWITHSTANDING THE FACT THAT THE LIABILITY OR ENVIRONMENTAL LIABILITY (I) MAY NOT CURRENTLY BE KNOWN BY IT OR MANIFEST ITSELF IN ANY REGARD, (II) MAY ARISE UNDER A STATUTE OR THEORY THAT MAY NOT CURRENTLY EXIST OR BE KNOWN TO SPINCO, (III) MAY ARISE AS A RESULT OF A

     NEGLIGENT ACT OR OMISSION BY ANY OF THE EVI INDEMNIFIED PARTIES (WHETHER SUCH CONDUCT BE SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE) OR (IV) MAY CONSTITUTE A VIOLATION OF ANY APPLICABLE CIVIL OR CRIMINAL LAW OR REGULATION.

     6.2 NOTICE OF CIRCUMSTANCE. After receipt by EVI of notice, or EVI's actual discovery, of any action, proceeding, claim, demand or potential claim which could give rise to a right to indemnification pursuant to any provision of this Agreement (any of which is individually referred to as a "Circumstance"), EVI shall give Spinco written notice describing the Circumstance in reasonable detail; provided, however, that no delay by EVI in notifying Spinco shall relieve Spinco from any Liability or Environmental Liability hereunder unless (and then solely to the extent) Spinco's position is actually adversely prejudiced. In the event Spinco notifies EVI within 15 days after such notice that Spinco is assuming the defense thereof, (i) Spinco will defend the EVI Indemnified Parties against the Circumstances with counsel of its choice, provided such counsel is reasonably satisfactory to EVI, (ii) the EVI Indemnified Parties may retain separate co-counsel at its or their sole cost and expense (except that Spinco will be responsible for the fees and expenses for the separate co-counsel to the extent EVI concludes reasonably that the counsel Spinco has selected has a conflict of interest), (iii) the EVI Indemnified Parties will not consent to the entry of any judgment or enter into any settlement with respect to the Circumstances without the written consent of Spinco and (iv) Spinco will not consent to the entry of any judgment with respect to the Circumstances, or enter into any settlement which (x) requires any payments by or continuing obligations of an EVI Indemnified Party, (y) requires an EVI Indemnified Party to admit any facts or liability that could reasonably be expected to adversely affect an EVI Indemnified Party in any other matter or (z) does not include a provision whereby the plaintiff or claimant in the matter releases the EVI Indemnified Parties from all Liability with respect thereto, without the written consent of EVI. In the event Spinco does not notify EVI within 15 days after EVI has given notice of the Circumstance that Spinco is assuming the defense thereof, the EVI Indemnified Parties may defend against, or enter into any settlement with respect to, the Circumstance in any manner the EVI Indemnified Parties reasonably may deem appropriate, at Spinco's sole cost. The foregoing provisions shall not apply to the provisions of Section 5.7 of the Merger Agreement.

     6.3 INSURANCE. Spinco shall not be obligated to indemnify the EVI Indemnified Parties for amounts which shall have been covered and paid by insurance of the EVI Indemnified Parties, provided, however, insurance shall not include deductibles or self-insured retentions.

     6.4 SCOPE OF INDEMNIFICATION. INDEMNIFICATION UNDER THIS ARTICLE VI SHALL BE IN ADDITION TO ANY REMEDIES THE GULFMARK, EVI OR ANY EVI INDEMNIFIED PARTY MAY HAVE AT LAW OR EQUITY. THERE SHALL BE NO TIME LIMIT AS TO SPINCO'S INDEMNIFICATION OBLIGATIONS HEREUNDER.

     6.5 INDEMNITY FOR CERTAIN ENVIRONMENTAL LIABILITIES. It is the intention of the parties that the indemnity provided herein with respect to Environmental Liabilities under CERCLA and corresponding provisions of state law is an agreement expressly not barred by 42 U.S.C. sec. 9607(e)(i) and corresponding provisions of state law.

                                  ARTICLE VII

                         ADDITIONAL COVENANTS OF SPINCO

     7.1 EMPLOYMENT. Spinco shall offer employment or continued employment from the Contribution Date to all employees of GulfMark, except those employed by Ercon, on terms that are substantially the same as the terms on which they were employed by GulfMark immediately prior to the Contribution Date; provided, however, that nothing contained in this Section 7.1 is intended to confer upon any employee who so continues to be employed or who accepts such an offer of employment by Spinco ("Spinco Group Continuing Employees") any right to continued employment after the Contribution Date. GulfMark hereby consents to Spinco making such offers. Spinco shall recognize the service with GulfMark through the Contribution Date of each Spinco Group Continuing Employee and shall credit on the Contribution Date, such service with

Spinco (i) for all plan purposes under any employee benefit plan, arrangement or policy of the Spinco Group in effect as of the Contribution Date in which they are then participating and (ii) for eligibility and vesting purposes only under any employee benefit plan, arrangement or policy for which they become eligible on or following the Contribution Date.

     7.2 SPINCO COVENANTS. To assure the performance of the obligations of Spinco under this Agreement, Spinco hereby covenants and agrees that it will not, and will cause its Subsidiaries to not, merge, convert into another entity, engage in a share exchange for a majority of its shares, liquidate or transfer, assign or otherwise convey or allocate, directly or indirectly, in one or more transactions, whether or not related, a majority of Spinco's assets (determined in good faith by a board resolution prior to the transaction on a fair value and consolidated basis) to any Person unless the acquiring Person expressly assumes the obligations of Spinco hereunder, (ii) executes and delivers to GulfMark and EVI an agreement agreeing to be bound by each and every provision of this Agreement as if it were Spinco and (iii) has a net worth on a pro forma basis after giving effect to the acquisition or business combination equal to or greater than that of Spinco (on a consolidated basis).

     7.3 TAX ALLOCATION AGREEMENT. Prior to the Distribution, GulfMark, Spinco and EVI shall enter into a Tax Allocation Agreement acceptable in all respects to EVI and Spinco, which will set forth each party's rights and obligations with respect to payments and refunds, if any, of Taxes for periods before and after the Effective Date and related matters such as the filing of tax returns and the conduct of audits and other tax proceedings.

                                  ARTICLE VIII

                                   CONDITIONS

     8.1 CONDITIONS TO OBLIGATIONS OF GULFMARK. The obligations of the GulfMark to consummate the Distribution hereunder shall be subject to the fulfillment of each of the following conditions:

          (a) All of the transactions contemplated by Article II shall have been consummated.

          (b) The recapitalization of Spinco in accordance with Section 3.2 shall have been consummated.

          (c) Each condition to the Closing of the Merger Agreement set forth in
     Article VI thereof, other than conditions as to the consummation of the Contribution and the Distribution, shall have been fulfilled or waived by the party for whose benefit such condition exists.

          (d) The Board of Directors of GulfMark shall be reasonably satisfied that, after giving effect to the Contribution, (i) GulfMark will not be insolvent and will not have unreasonably small capital with which to engage in its businesses and (ii) the GulfMark surplus would be sufficient to permit, without violation of Section 170 of the DGCL, the Distribution.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 GOVERNING LAW. All questions arising out of this Agreement and the rights and obligations created herein, or its validity, existence, interpretation, performance or breach shall be governed by the laws of the State of Texas, without regard to conflict of laws principles.

     9.2 ARBITRATION. Any disputes, claims or controversies connected with, arising out of, or related to, this Agreement and the rights and obligations created herein, or the breach, validity, existence or termination hereof, shall be settled by Arbitration to be conducted in accordance with the Commercial Rules of Arbitration of the American Arbitration Association, except as such Commercial Rules may be changed by this Section 9.2. The disputes, claims or controversies shall be decided by three independent arbitrators (that is, arbitrators having no substantial economic or other material relationship with the parties), one to be appointed by Spinco and one to be appointed by EVI within fourteen days following the submission of the claim to the parties hereto and the third to be appointed by the two so appointed within five days. Should either party refuse or neglect to join in the timely appointment of the arbitrators, the other party shall be entitled to select both arbitrators. Should the two arbitrators fail timely to appoint a third arbitrator, either party may apply to the Chief Judge of the United States District Court for the Southern District of Texas to make such appointment. The arbitrators shall have ninety days after the selection of the third arbitrator within which to allow discovery, hear evidence and issue their decision or award and shall in good faith attempt to comply with such time limits; provided, however, if two of the three arbitrators believe additional time is necessary to reach a decision, they may notify the parties and extend the time to reach a decision in thirty day increments, but in no event to exceed an additional ninety days. Discovery of evidence shall be conducted expeditiously by the Parties, bearing in mind the parties desire to limit discovery and to expedite the decision or award of the arbitrators at the most reasonable cost and expense of the parties. Judgment upon an award rendered pursuant to such Arbitration may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award, and an order of enforcement, as the case may be. The place of Arbitration shall be Houston, Texas. The decision of the arbitrators, or a majority thereof, made in writing, shall be final and binding upon the parties hereto as to the questions submitted, and each party shall abide by such decision. Notwithstanding the provisions of this Section 9.2, neither party shall be prohibited from seeking injunctive relief pending the completion of any arbitration. The costs and expenses of the arbitration proceeding, including the fees of the arbitrators and all costs and expenses, including legal fees and witness fees, incurred by the prevailing party, shall be borne by the losing party.

     Solely for purposes of injunctive relief, orders in aid of arbitration and entry of the arbitrator's award:

          (a) each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of, and venue in, any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas in any suit, action or proceeding seeking injunctive relief, arising out of or relating to this Agreement or any of the other agreements contemplated hereby and any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party;

          (b) each of the parties hereto waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding seeking injunctive relief, orders in aid of arbitration or entry of an arbitration arising out of or relating to this Agreement or any of the other agreements contemplated hereby brought in any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas or any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party, and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum;

          (c) each of the parties hereto irrevocably designates, appoints and empowers CT Corporation System, Inc. and any successor thereto as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any suit, action or proceeding arising out of or relating to this Agreement or any of the other agreements contemplated hereby.

     9.2 NOTICES. All notices and other communications required or permitted to be given or made hereunder by either party hereto shall be in writing and shall be deemed to have been duly given if delivered personally or transmitted by first class registered or certified mail, postage prepaid, return receipt requested, or sent by prepaid overnight delivery service, or sent by cable, telegram, telefax or telex, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

        If to Spinco:            GulfMark International, Inc.
                                 5 Post Oak Park, Suite 1170
                                 Houston, Texas 77027
                                 Attn: Frank R. Pierce
                                 Telephone: (713) 963-9522
                                 Facsimile: (713) 963-9796

        with a copy to:          Griggs & Harrison, P.C.
                                 1301 McKinney, Suite 3200
                                 Houston, Texas 77010
                                 Attn: W. Garney Griggs
                                 Telephone: (713) 651-0600
                                 Facsimile: (713) 651-1944

        If to GulfMark or EVI:   Energy Ventures, Inc.
                                 5 Post Oak Park, Suite 1760
                                 Houston, Texas 77027
                                 Attn: Bernard J. Duroc-Danner
                                 Telephone: (713) 297-8400
                                 Facsimile: (713) 297-8488

        and with a copy to:      Fulbright & Jaworski L.L.P.
                                 1301 McKinney, Suite 5100
                                 Houston, Texas 77010-3095
                                 Attn: Curtis W. Huff
                                 Telephone: (713) 651-5151
                                 Fax: (713) 651-5246

     9.4 ENTIRE AGREEMENT. This Agreement, including the Schedules, Exhibits and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     9.5 AMENDMENTS AND WAIVER; RIGHTS AND REMEDIES. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of either party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

     9.6 GOVERNING LAW. The parties agree that the laws of the State of Texas (without giving effect to the principles of conflicts of laws thereof) shall govern the interpretation and enforcement of this Agreement and all disputes arising under or in connection with this Agreement.

     9.7  BINDING EFFECT; ASSIGNMENT; NO THIRD PARTY BENEFIT.

          (a) This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

          (b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Spinco, GulfMark, EVI, and the EVI Indemnified Parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     9.8 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     9.9 REFERENCES. All references in this Agreement to Articles, Sections and other subdivisions refer to the Articles, Sections and other subdivisions of this Agreement unless expressly provided otherwise. The words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

     9.10 SEVERABILITY OF PROVISIONS. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.

     9.11 GENDER. Pronouns in masculine, feminine, and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

     9.12 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted or convenience of reference only, do not constitute a part of this Agreement, and shall not affect in any manner the meaning or interpretation of this Agreement.

     9.13 CURRENCY. All dollar amounts in this Agreement are stated in United States dollars.

                       [signatures of the following page]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

GULFMARK:                                 GULFMARK INTERNATIONAL, INC.

                                          By:     /s/  FRANK R. PIERCE
                                            ------------------------------------

                                                      Frank R. Pierce
                                                  Executive Vice President

SPINCO:                                   NEW GULFMARK INTERNATIONAL, INC.

                                          By:     /s/  FRANK R. PIERCE
                                            ------------------------------------

                                                      Frank R. Pierce
                                                  Executive Vice President

EVI:                                      ENERGY VENTURES, INC.

                                          By:      /s/  JAMES G. KILEY
                                            ------------------------------------

                                                       James G. Kiley
                                                       Vice President

                                                                      APPENDIX C

                            [PRUDENTIAL LETTERHEAD]

March 21, 1997

Board of Directors
Energy Ventures, Inc.
5 Post Oak Park
Suite 1760
Houston, TX 77027

     GulfMark International, Inc. ("GulfMark"), GulfMark Offshore, Inc. ("New GulfMark") and Energy Ventures, Inc. ("EVI") have entered into an Agreement and Plan of Distribution dated December 5, 1996 (the "Distribution Agreement"), whereby all of the outstanding stock of New GulfMark will be distributed to the stockholders of GulfMark (the "Distribution"), and EVI, GulfMark, New GulfMark and GulfMark Acquisition Co., a wholly-owned subsidiary of EVI, have entered into an Agreement and Plan of Merger dated December 5, 1996 (the "Agreement"), whereby, subsequent to the Distribution, GulfMark Acquisition Co. will merge with and into GulfMark (the "Merger"). In the Merger, EVI will exchange .6695 shares of EVI common stock, par value $1.00 per share, for each outstanding share of GulfMark common stock, par value $1.00 per share (the "Exchange Ratio").

     In connection with the Merger, you have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of EVI. In conducting our analysis and arriving at the Opinion expressed herein, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances, including, among others, the following:

          1. the Distribution Agreement;

          2. the Agreement;

          3. the audited consolidated financial statements of EVI for the three years ended December 31, 1995;

          4. the unaudited interim consolidated financial statements of EVI for the nine months ended September 30, 1996;

          5. the audited consolidated financial statements of GulfMark for the three years ended December 31, 1996;

          6. the unaudited interim consolidated financial statements of GulfMark for the year ended December 31, 1996;

          7. the unaudited financial statements for Ercon Development Company ("Ercon") for the five years ended December 31, 1996;

          8. the opinion from Arthur Andersen LLP with respect to the tax consequences of the Distribution and the Merger to EVI, GulfMark Acquisition Co. and GulfMark described in the Joint Proxy
     Statement/Prospectus of EVI and GulfMark (the "Arthur Andersen Opinion");

          9. publicly available operating data and stock market data concerning certain publicly-traded companies which we deemed reasonably similar to Ercon;

          10. the pro forma impact of the Merger on the earnings per share of EVI; and

          11. such other financial studies, analyses and investigations as we deemed appropriate.

     We also had discussions with members of the senior management of GulfMark regarding the financial forecasts, prospects and business plans for GulfMark and Ercon.

     In preparing our opinion, we have assumed that the Contribution (as defined in the Agreement), the Distribution, and the Merger would not subject EVI, GulfMark Acquisition Co., or GulfMark to federal income taxes, Texas Franchise taxes or Louisiana income and franchise taxes based upon the Arthur Andersen Opinion and we have assumed that such taxes are the only relevant taxes for purposes of this Opinion. We note that under the Merger Agreement, New GulfMark is obligated to indemnify GulfMark for all liabilities, including tax liabilities, in the event the Contribution, the Distribution, or the Merger were to result in any taxes being imposed on EVI, GulfMark Acquisition Co., or GulfMark.

     In preparing our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us from public sources or by GulfMark and EVI and have not independently verified such information. We have neither made nor obtained any independent evaluation or appraisal of the assets or liabilities of either EVI or GulfMark.

     With respect to the financial forecasts of Ercon provided to us by GulfMark, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of GulfMark's management as to the future financial performance of Ercon and have not undertaken any independent analysis to verify the reasonableness of the assumptions underlying such forecasts.

     Our Opinion is necessarily based upon information available to us and on economic, financial, market and other conditions as they exist and can be evaluated as of the date hereof. No limitations were imposed on, or instructions given by either EVI or GulfMark with respect to our investigation or the procedures we followed in rendering our opinion, and the management of EVI and GulfMark cooperated fully in connection with our investigation. In the past, Prudential Securities has provided financing services for EVI and received compensation for such services. In addition, we make a market in EVI common stock and in the ordinary course of business may actively trade EVI common stock or GulfMark common stock for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Prudential Securities also provides equity research coverage for EVI.

     Our advisory services and the Opinion expressed herein are provided for the use of the Board of Directors of EVI in its evaluation of the proposed Merger, and our Opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. This Opinion may be reproduced in full in any proxy or information statement mailed to stockholders of EVI but may not otherwise be disclosed publicly, referred to or communicated by you in any manner without or prior written approval and this Opinion must be treated as confidential. Any summary of the Opinion included in such proxy statement must be in a form acceptable to Prudential Securities Incorporated.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of EVI.

Very truly yours,

Prudential Securities Incorporated

By:     /s/ ALLEN S. MORTON

   ---------------------------------
            Allen S. Morton
           Managing Director

                                                                      APPENDIX D

                             [JEFFERIES LETTERHEAD]

                                 March 20, 1997

The Board of Directors
GulfMark International, Inc.
5 Post Oak Park, Suite 1170
Houston, Texas 77027

Members of the Board:

     You have advised us that GulfMark International, Inc. ("GulfMark" or the "Company") proposes to spin-off its marine assets to existing GulfMark stockholders and to merge GulfMark into Energy Ventures, Inc. ("EVI") via an exchange offer in which GulfMark stockholders would receive 0.6695 shares of EVI common stock for each share of GulfMark common stock held (the "Merger").

     The exchange will be effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated December 5, 1996, to which GulfMark, New GulfMark International, Inc. ("New GulfMark"), EVI and GulfMark Acquisition Co. are parties. Under the Agreement and Plan of Distribution dated December 5, 1996, by and among GulfMark, New GulfMark and EVI ("Distribution Agreement"), GulfMark will contribute all of the assets of GulfMark used in connection with the supply boat business conducted by GulfMark's subsidiaries and the general corporate assets of GulfMark (excluding the property and assets of Ercon, GulfMark's erosion control subsidiary ("Ercon"), all EVI common stock held by GulfMark, certain shares of American Independent Oil Company held by GulfMark, $300,000 of net working capital and the original tax, accounting and other records of GulfMark) and will assume certain liabilities in connection with the contribution and GulfMark will then distribute to its stockholders prior to the merger all of the outstanding stock of New GulfMark (the "Distribution") (the Distribution and the Merger are collectively referred to herein as the "Transactions").

     For federal income tax purposes, it is intended that the merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Distribution shall qualify as a tax-free distribution pursuant to Section 355 of the Code.

     You have requested our Opinion (the "Opinion") as to whether the Transactions are fair, from a financial point of view, to the holders of GulfMark common stock.

     Jefferies & Company, Inc. ("Jefferies") will receive a cash fee of $150,000, contingent upon the completion of the Transactions and payable upon delivery of this Opinion. In the ordinary course of Jefferies' business, it actively trades the securities of GulfMark and EVI for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities. Jefferies has not rendered any investment banking or financial advisory services to GulfMark prior to the rendering of this Opinion. Jefferies has rendered investment banking services to EVI in the past.

     In conducting our review and analysis and in arriving at our Opinion, we have assumed and relied upon, without independent verification, upon the accuracy and completeness of all of the historical and projected financial and other information provided to us by GulfMark. With respect to the above noted historical and projected financial information, the management of GulfMark has advised us that such information has been reasonably prepared and reflects such management's best currently available estimates and judgments, including the impact of the Transactions on the Company's projections, and you have instructed us to rely on such information in rendering this Opinion. We have not conducted a physical inspection of any of the properties or facilities of GulfMark or EVI, nor have we made or considered any independent evaluations or appraisals of any of such properties or facilities.

     In conducting our analysis and rendering our Opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others: (i) the terms and conditions of a draft of the Merger Agreement and the Distribution Agreement and the financial terms of the Transactions as set forth therein; (ii) historical and current financial condition and results of operations of GulfMark and EVI, including certain public filings of each of GulfMark and EVI; (iii) certain non-public financial and non-financial information prepared by GulfMark; (iv) published information regarding the financial performance and operating characteristics of a selected group of companies that we deemed comparable to GulfMark and Ercon; (v) business prospects of GulfMark with its current asset base and after giving effect to the impact of the Transactions; (vi) the historical and current market price for GulfMark common stock; (vii) publicly available information, including research reports on companies we considered relevant to our inquiry; (viii) recent transactions in the oil service industry;
(ix) the value of certain intangible benefits that may accrue to the Company as a result of the Transactions; (x) drafts of opinions of Arthur Andersen LLP dated March 10, 1997 relating to the tax-free nature of the Distribution and the Merger; and (xi) such other factors as we deemed relevant to our Opinion. We have also taken into account general economic, monetary, political, market and other conditions as well as our experience in connection with similar transactions and securities valuations generally. Our Opinion is based upon all of such conditions, including the level of oil and gas prices, as they exist currently and can be evaluated on the date hereof. Existing conditions are subject to rapid and unpredictable change and any such changes could impact Jefferies' Opinion.

     Based upon and subject to the foregoing, we are of the Opinion that, as of the date hereof, the Transactions are fair, from a financial point of view, to the holders of GulfMark common stock.

     Our engagement and the Opinion expressed herein are for the information of the Board of Directors of the Company and does not constitute a recommendation to any holder of GulfMark common stock as to whether such holder should vote to approve the Transactions. This Opinion may be reproduced in full in any proxy, prospectus or information statement mailed to stockholders of GulfMark in connection with the Transactions but may not otherwise be quoted or referred to, in whole or in part, in any public filing or in any written document or used for any other purpose, without our prior written consent. Any summary of the Opinion included in such proxy, prospectus or information statement must be in a form acceptable to Jefferies.

                                          Very truly yours,

                                          /s/ JEFFERIES & COMPANY, INC.
                                          Jefferies & Company, Inc.

                                                                      APPENDIX E

                                AMENDMENT NO. 1
                                     TO THE
                          GULFMARK INTERNATIONAL, INC.
                              AMENDED AND RESTATED
                  1993 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     Pursuant to the terms and provisions of Section 13 of the GulfMark International, Inc. Amended and Restated 1993 Non-Employee Director Stock Option Plan (the "Plan"), GulfMark International, Inc., a Delaware corporation (the "Company"), hereby adopts the following Amendment No. 1 to the Plan (the "Amendment No. 1").

                                       1.

     The second, third, fourth, fifth, sixth, seventh and eighth paragraphs of
Section 12 of the Plan are hereby amended in their entirety by substituting the following therefor:

          "In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in the corporate structure or shares of the Company, the Board of Directors (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) shall make adjustments, determined by the Board of Directors in its discretion to be appropriate, as to the number and kind of securities reserved under and subject to the automatic grant provisions of the Plan and, in order to prevent dilution or enlargement of rights of participants, as to the number, kind and where applicable, the option exercise price, of securities subject to outstanding awards or securities subject to options issued in replacement of outstanding awards."

                                       2.

     Each amendment made by this Amendment No. 1 to the Plan has been effected in conformity with the provisions of the Plan. This Amendment No. 1 was adopted by the Board of Directors of the Company on December 5, 1996 and approved by the
stockholders of the Company on             , 1997.

                                       3.

     At the time of the adoption of this Amendment No. 1 to the Plan, shares of the Company's common stock, $1.00 par value per share, were
outstanding and entitled to vote,        were represented in person or by proxy,
of which        shares were voted for this Amendment No. 1,        shares were
voted against this Amendment No. 1 and        shares abstained from voting.

     Dated:             , 1997.

                                            GULFMARK INTERNATIONAL, INC.

                                            By:

                                            ------------------------------------
                                              Frank R. Pierce
                                              Executive Vice President

                                                                      APPENDIX F

                                AMENDMENT TO THE
                          GULFMARK INTERNATIONAL, INC.
                       1987 STOCK OPTION PLAN, AS AMENDED

     Pursuant to the terms and provisions of Article IX of the GulfMark International, Inc. 1987 Stock Option Plan, as amended (the "Plan"), GulfMark International, Inc., a Delaware corporation formerly known as Gulf Applied Technologies, Inc. (the "Company"), hereby adopts the following Amendment to the Plan (the "Amendment").

                                       1.

     The first sentence of Article V of the Plan is hereby amended in its entirety by substituting the following therefor:

          "The aggregate number of shares which may be issued under Options granted pursuant to the Plan shall not exceed 200,000 shares of Stock, subject to adjustment in accordance with the antidilution adjustment provisions of paragraph (b) of Article VIII."

                                       2.

     The fifth sentence of Article V of the Plan providing for an adjustment in the number of shares issuable pursuant to the Plan to reflect a change in the capitalization of the Company, such as a stock dividend or a stock split, is hereby deleted in its entirety.

                                       3.

     Paragraph (b) of Article VIII of the Plan is hereby amended in its entirety by substituting the following therefor:

          "(b) In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in the corporate structure or shares of the Company, the Board (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) shall make adjustments, determined by the Board in its discretion to be appropriate, as to the number and kind of securities subject to and reserved under the Plan and, in order to prevent dilution or enlargement of rights of participants, as to the number, kind and where applicable, the option exercise price, of securities subject to outstanding awards or securities subject to options issued in replacement of outstanding awards."

                                       4.

     The first sentence of Paragraph (c) of Article VIII of the Plan is hereby deleted in its entirety.

                                       5.

     Article IX of the Plan is hereby amended in its entirety by substituting the following therefor:

          "The Board in its discretion may terminate the Plan at any time with respect to any shares for which Options have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided, that no change in any Option theretofore granted may be made which would impair the rights of the optionee; and provided further that the Board may not make any alteration or amendment which would materially increase the benefits accruing to participants under the Plan, increase the aggregate number of shares which may be issued under the Plan (other than pursuant to the antidilution adjustment provisions of paragraph (b) of Article VIII), change the class of individuals eligible to receive Options under the Plan, or extend the term of the Plan, without the approval of the stockholders of the Company."

                                       6.

     Each amendment made by this Amendment to the Plan has been effected in conformity with the provisions of the Plan. This Amendment was adopted by the Board of Directors of the Company on December 5, 1996 and approved by the
stockholders of the Company on             , 1997.

                                       7.

     At the time of the adoption of this Amendment to the Plan,           shares
of the Company's common stock, $1.00 par value per share, were outstanding and
entitled to vote,           were represented in person or by proxy, of which
          shares were voted for this Amendment,           shares were voted
against this Amendment and           shares abstained from voting.

     Dated:             , 1997.

                                            GULFMARK INTERNATIONAL, INC.

                                            By:

                                            ------------------------------------
                                                      Frank R. Pierce
                                                  Executive Vice President

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation provides that the Registrant's directors are not liable to the Registrant or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Registrant the power to indemnify each officer and director of the Registrant against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws of the Registrant provide for indemnification of each officer and director of the Registrant to the fullest extent permitted by Delaware law. Messrs. David J. Butters, Eliot M. Fried and Robert B. Millard, employees of Lehman Brothers Inc. ("Lehman Brothers"), constitute three of the eight members of the Board of Directors of the Registrant. Under the restated certificates of incorporation, as amended to date, of Lehman Brothers and its parent, Lehman Brothers Holdings Inc. ("Holdings"), both Delaware corporations, Messrs. Butters, Fried and Millard, in their capacity as directors of the Registrant, are to be indemnified by Lehman Brothers and Holdings to the fullest extent permitted by Delaware law. Messrs. Butters, Fried and Millard are serving as directors of the Registrant at the request of Lehman Brothers and Holdings.

     Section 145 of the Delaware General Corporation Law also empowers the Registrant to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Registrant against liability asserted against or incurred by him in any such capacity, whether or not the Registrant would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Registrant has purchased and maintains a directors' and officers' liability policy for such purposes. Messrs. Butters, Fried and Millard are insured against certain liabilities which they may incur in their capacity as directors pursuant to insurance maintained by Holdings.

     Under the terms of the Agreement and Plan of Distribution dated December 5, 1996, by and among the Registrant, GulfMark International, Inc. ("GulfMark") and GulfMark Offshore, Inc. ("New GulfMark"), New GulfMark has agreed to indemnify the directors and officers of the Registrant for any liability relating to any claim or damage by any stockholder of GulfMark or EVI with respect to the Merger, the Contribution, the Distribution or the transactions relating thereto, including any claims and liabilities arising under the securities laws and claims with respect to the Joint Proxy Statement/Prospectus.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          2.1            -- Agreement and Plan of Merger dated December 5, 1996, by and among Energy Ventures, Inc., GulfMark Acquisition
                            Co., GulfMark International, Inc. and New GulfMark, Inc.
                            (incorporated by reference to Exhibit No. 2.2 to Form
                            8-K, File 0-7265, filed December 26, 1996).
          2.2            -- Agreement and Plan of Distribution dated December 5,
                            1996, by and among Energy Ventures, Inc., GulfMark
                            International, Inc. and New GulfMark, Inc. (incorporated
                            by reference to Exhibit No. 2.3 to Form 8-K, File 0-7265,
                            filed December 26, 1996).

          2.3            -- First Amendment to Agreement and Plan of Merger dated as of March 27, 1997, by and among Energy Ventures, Inc.,
                            GulfMark Acquisition Co., GulfMark International, Inc and
                            GulfMark Offshore, Inc.
          3.1            -- Restated Certificate of Incorporation of the Registrant
                            (incorporated by reference to Exhibit No. 3.1 to the
                            Registration Statement on Form S-3 (Reg. No. 333-03407)).
          3.2            -- By-laws of the Registrant, as amended (incorporated by
                            reference to Exhibit No. 3.2 to Form 10-K, File 0-7265,
                            filed March 1, 1994).
          4.1            -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and amended By-laws
                            of the Registrant defining the rights of the holders of
                            Common Stock.
          4.2            -- Indenture dated March 15, 1994, among the Registrant, as
                            Issuer, the Subsidiary Guarantors party thereto, as
                            Guarantors, and Chemical Bank, as Trustee (incorporated
                            by reference to Form 8-K, File 0-7265, filed April 5,
                            1994).
          4.3            -- Specimen 10 1/4% Senior Note due 2004 of the Registrant
                            (incorporated by reference to Form 8-K, File 0-7265,
                            filed April 5, 1994).
          4.4            -- First Supplemental Indenture by and among the Registrant,
                            Prideco, Inc. and Chemical Bank, as trustee, dated June
                            30, 1995 (incorporated by reference to Exhibit No. 4.4 to
                            the Registration Statement on Form S-3 (Reg. No.
                            33-61933)).
          4.5            -- Second Supplemental Indenture by and among Energy
                            Ventures, Inc., EVI Arrow, Inc., EVI Watson, Inc. and The
                            Chase Manhattan Bank, as trustee, dated effective as of
                            December 6, 1996 (incorporated by reference to Exhibit
                            4.6 to Form 10-K, File 0-7265, filed March 20, 1997).
          4.6            -- Amended and Restated Credit Agreement among Energy
                            Ventures, Inc., the Subsidiary Guarantors defined
                            therein, the Lenders defined therein and The Chase
                            Manhattan Bank dated as of December 6, 1996, including
                            the form of Note (incorporated by reference to Exhibit
                            No. 4.1 to Form 8-K, File 0-7265, filed December 26,
                            1996).
          5.1            -- Opinion of Fulbright & Jaworski L.L.P., regarding
                            legality of securities.
          8.1            -- Opinion of Arthur Andersen LLP, regarding certain tax
                            matters.
         23.1            -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit No. 5.1).
         23.2            -- Consent of Arthur Andersen LLP, with respect to the Tax
                            Opinion (included in Exhibit No. 8.1).
         23.3            -- Consent of Arthur Andersen LLP, with respect to the
                            financial statements of Energy Ventures, Inc.
         23.4            -- Consent of Arthur Andersen LLP, with respect to the
                            financial statements of Tubular Corporation of America.
         23.5            -- Consent of Arthur Andersen LLP, with respect to the
                            financial statements of GulfMark International, Inc.
         23.6            -- Consent of Arthur Andersen LLP, with respect to the
                            financial statements of GulfMark Offshore, Inc.
         23.7            -- Consent of Arthur Andersen LLP, with respect to the
                            GulfMark Retained Assets financial statements.
         23.8            -- Consent of Jefferies & Company, Inc. with respect to
                            their fairness opinion (included in Appendix D to the
                            Joint Proxy/Prospectus forming part of this S-4
                            Registration Statement).

         23.9            -- Consent of Prudential Securities Incorporated with
                            respect to their fairness opinion (included in Appendix C
                            to the Joint Proxy/Prospectus forming part of this S-4
                            Registration Statement).
         24.1            -- Powers of Attorney (contained on page II-5).
         99.1            -- Proxy card for use at Special Meeting of Stockholders of
                            Energy Ventures, Inc.
         99.2            -- Proxy card for use at Special Meeting of Stockholders of
                            GulfMark International, Inc.

     As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

          (2) Every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 27, 1997.

                                        ENERGY VENTURES, INC.

                                        By:    /s/ BERNARD J. DUROC-DANNER
                                           -------------------------------------
                                                  Bernard J. Duroc-Danner
                                                President, Chief Executive
                                                   Officer and Director
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Bernard J. Duroc-Danner and James G. Kiley, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                      TITLE                    DATE
                     ----------                                      -----                    ----

             /s/ BERNARD J. DUROC-DANNER                 President, Chief Executive        March 27, 1997
-----------------------------------------------------      Officer and Director
               Bernard J. Duroc-Danner                     (Principal Executive
                                                           Officer)

                 /s/ JAMES G. KILEY                      Vice President and Chief          March 27, 1997
-----------------------------------------------------      Financial Officer
                   James G. Kiley                          (Principal Financial
                                                           Officer)

                /s/ FRANCES R. POWELL                    Vice President, Accounting        March 27, 1997
-----------------------------------------------------      and Controller (Principal
                  Frances R. Powell                        Accounting Officer)

                /s/ DAVID J. BUTTERS                     Director and Chairman of the      March 27, 1997
-----------------------------------------------------      Board
                  David J. Butters

                 /s/ URIEL E. DUTTON                     Director                          March 27, 1997
-----------------------------------------------------
                   Uriel E. Dutton

                 /s/ ELIOT M. FRIED                      Director                          March 27, 1997
-----------------------------------------------------
                   Eliot M. Fried

                /s/ SHELDON S. GORDON                    Director                          March 27, 1997
-----------------------------------------------------
                  Sheldon S. Gordon

                     SIGNATURES                                      TITLE                    DATE
                     ----------                                      -----                    ----

                /s/ SHELDON B. LUBAR                     Director                          March 27, 1997
-----------------------------------------------------
                  Sheldon B. Lubar

                /s/ ROBERT B. MILLARD                    Director                          March 27, 1997
-----------------------------------------------------
                  Robert B. Millard

                 /s/ ROBERT A. RAYNE                     Director                          March 27, 1997
-----------------------------------------------------
                   Robert A. Rayne

                                 EXHIBIT INDEX

                                                                          SEQUENTIALLY
                                                                            NUMBERED
EXHIBIT NO.                          DESCRIPTION                              PAGE
-----------                          -----------                          ------------
    2.1      -- Agreement and Plan of Merger dated December 5, 1996, by and among Energy Ventures, Inc., GulfMark Acquisition
                Co., GulfMark International, Inc. and New GulfMark, Inc.
                (incorporated by reference to Exhibit No. 2.2 to Form
                8-K, File 0-7265, filed December 26, 1996).
    2.2      -- Agreement and Plan of Distribution dated December 5,
                1996, by and among Energy Ventures, Inc., GulfMark
                International, Inc. and New GulfMark, Inc. (incorporated
                by reference to Exhibit No. 2.3 to Form 8-K, File 0-7265,
                filed December 26, 1996).
    2.3      -- First Amendment to Agreement and Plan of Merger dated as of March 27, 1997, by and among Energy Ventures, Inc.,
                GulfMark Acquisition Co., GulfMark International, Inc and
                GulfMark Offshore, Inc.
    3.1      -- Restated Certificate of Incorporation of the Registrant
                (incorporated by reference to Exhibit No. 3.1 to the
                Registration Statement on Form S-3 (Reg. No. 333-03407)).
    3.2      -- By-laws of the Registrant, as amended (incorporated by
                reference to Exhibit No. 3.2 to Form 10-K, File 0-7265,
                filed March 1, 1994).
    4.1      -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                Restated Certificate of Incorporation and amended By-laws
                of the Registrant defining the rights of the holders of
                Common Stock.
    4.2      -- Indenture dated March 15, 1994, among the Registrant, as
                Issuer, the Subsidiary Guarantors party thereto, as
                Guarantors, and Chemical Bank, as Trustee (incorporated
                by reference to Form 8-K, File 0-7265, filed April 5,
                1994).
    4.3      -- Specimen 10 1/4% Senior Note due 2004 of the Registrant
                (incorporated by reference to Form 8-K, File 0-7265,
                filed April 5, 1994).
    4.4      -- First Supplemental Indenture by and among the Registrant,
                Prideco, Inc. and Chemical Bank, as trustee, dated June
                30, 1995 (incorporated by reference to Exhibit No. 4.4 to
                the Registration Statement on Form S-3 (Reg. No.
                33-61933)).
    4.5      -- Second Supplemental Indenture by and among Energy
                Ventures, Inc., EVI Arrow, Inc., EVI Watson, Inc. and The
                Chase Manhattan Bank, as trustee, dated effective as of
                December 6, 1996 (incorporated by reference to Exhibit
                4.6 to Form 10-K, File 0-7265, filed March 20, 1997).
    4.6      -- Amended and Restated Credit Agreement among Energy
                Ventures, Inc., the Subsidiary Guarantors defined
                therein, the Lenders defined therein and The Chase
                Manhattan Bank dated as of December 6, 1996, including
                the form of Note (incorporated by reference to Exhibit
                No. 4.1 to Form 8-K, File 0-7265, filed December 26,
                1996).
    5.1      -- Opinion of Fulbright & Jaworski L.L.P., regarding
                legality of securities.
    8.1      -- Opinion of Arthur Andersen LLP, regarding certain tax
                matters.
   23.1      -- Consent of Fulbright & Jaworski L.L.P. (included in
                Exhibit No. 5.1).
   23.2      -- Consent of Arthur Andersen LLP, with respect to the Tax
                Opinion (included in Exhibit No. 8.1).
   23.3      -- Consent of Arthur Andersen LLP, with respect to the
                financial statements of Energy Ventures, Inc.

                                                                          SEQUENTIALLY
                                                                            NUMBERED
EXHIBIT NO.                          DESCRIPTION                              PAGE
-----------                          -----------                          ------------
   23.4      -- Consent of Arthur Andersen LLP, with respect to the
                financial statements of Tubular Corporation of America.
   23.5      -- Consent of Arthur Andersen LLP, with respect to the
                financial statements of GulfMark International, Inc.
   23.6      -- Consent of Arthur Andersen LLP, with respect to the
                financial statements of GulfMark Offshore, Inc.
   23.7      -- Consent of Arthur Andersen LLP, with respect to the
                GulfMark Retained Assets financial statements.
   23.8      -- Consent of Jefferies & Company, Inc. with respect to
                their fairness opinion (included in Appendix D to the
                Joint Proxy/Prospectus forming part of this S-4
                Registration Statement).
   23.9      -- Consent of Prudential Securities Incorporated with
                respect to their fairness opinion (included in Appendix C
                to the Joint Proxy/Prospectus forming part of this S-4
                Registration Statement).
   24.1      -- Powers of Attorney (contained on page II-5).
   99.1      -- Proxy card for use at Special Meeting of Stockholders of
                Energy Ventures, Inc.
   99.2      -- Proxy card for use at Special Meeting of Stockholders of
                GulfMark International, Inc.